UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

QIAGEN N.V.

Form 6-K

Item

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2013

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

Voting Results of the 2013 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2012

QIAGEN N.V. IFRS Financial Reports 2012

Signatures

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 26, 2013 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on June 19, 2013 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5:00 p.m. (New York time) on June 21, 2013 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 13, 2013

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 26, 2013

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 26, 2013 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2012 (“Fiscal Year 2012”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2012;

4.	Adoption of the Annual Accounts for Fiscal Year 2012 (voting item);

5.	Reservation and dividend policy;

6.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2012 (voting item);

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2012 (voting item);

8.	Appointment and reappointment, as applicable, of the following seven Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2014 (voting items):

a.	Prof. Dr. Detlev H. Riesner;

b.	Dr. Werner Brandt;

c.	Dr. Metin Colpan;

d.	Prof. Dr. Manfred Karobath;

e.	Ms. Elizabeth E. Tallett;

f.	Mr. Stéphane Bancel; and

g.	Mr. Lawrence A. Rosen.

9.	Reappointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2014 (voting items):

a.	Mr. Peer Schatz; and

b.	Mr. Roland Sackers.

10.	Reappointment of Ernst & Young Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2013 (voting item).

11.	Authorization of the Supervisory Board, until December 26, 2014 to:

a.	issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 as included in the Annual Accounts for Fiscal Year 2012, (voting item); and

b.	restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 (voting item).

12.	Authorization of the Managing Board, until December 26, 2014, to acquire shares in the Company’s own share capital (voting item).

13.	Questions.

14.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2012, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2012 Annual Report to our shareholders. The 2012 Annual Report, which provides additional information regarding our 2012 financial results, and copies of the Notice of

Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2012 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2012 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting AnnualReports.com, Internet Link: http://www.annualreports.com/Company/6666, or by contacting QIAGEN Sciences LLC, Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.

Close of business (New York time) on Wednesday, May 29, 2013 is the record date for the determination of the record holders of shares entitled to participate in and vote at the Annual General Meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ
Managing Director

Venlo, The Netherlands

May 13, 2013

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 26, 2013 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials were mailed on or about May 30, 2013 to all shareholders of record as of May 29, 2013, the record date for the Annual General Meeting.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2012 (“Fiscal Year 2012”), the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the record holders of shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2012 Annual Report to our shareholders. The 2012 Annual Report, which provides additional information regarding our 2012 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2012, can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2012 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting AnnualReports.com, Internet Link: http://www.annualreports.com/Company/6666, or by contacting QIAGEN Sciences LLC, Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.	Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. Close of business (New York time) on Wednesday, May 29, 2013 is the record date for the determination of the record holders of shares entitled to participate in and vote at the Annual General Meeting or by proxy.

As of May 9, 2013, there were 239,019,305 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. The proposal to authorize the Supervisory Board restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Item 11b of the agenda shall be validly adopted if adopted by a majority of at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Item 11b of the agenda shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

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III.	Explanatory Notes to Agenda Items

Explanatory Note to Item 2—Managing Board Report for Fiscal Year 2012

At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Fiscal Year 2012. Following the presentation, shareholders will be invited to discuss and ask questions about the Company’s performance.

Explanatory Note to Item 3—Supervisory Board Report on the Company’s Annual Accounts for Fiscal Year 2012

At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Fiscal Year 2012. Following the presentation, shareholders will be invited to discuss and ask question about the Annual Accounts.

Explanatory Note to Item 4—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2012. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2012 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2012 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Item 6—Discharge from Liability of the Managing Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Fiscal Year 2012. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.

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The shareholders of the Company are being asked to approve a discharge from liability of the members of the Managing Board for the performance of their duties during Fiscal Year 2012, as described in the 2012 Annual Report and the 2012 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 7—Discharge from Liability of the Supervisory Directors

The shareholders of the Company are being asked to approve a discharge from liability of the members of the Supervisory Board for the performance of their duties during Fiscal Year 2012, as described in the 2012 Annual Report and the 2012 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 8 and 9—Appointment and Reappointment, as applicable, of the Supervisory Directors and the Reappointment of the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of five of the seven current members of the Supervisory Board, the election of two new members to the Supervisory Board and the re-election of all current members of the Managing Board. Mr. Erik Hornnaess and Heino von Prondzynski, two of the current members of the Supervisory Board have decided not to stand for reelection.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of seven members. The Joint Meeting has set the number of members of the Supervisory Board at seven as of the date of the Annual General Meeting. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the

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Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually for a period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated April 22, 2013, the Joint Meeting resolved to make a binding nomination for seven members of the Supervisory Board and two members of the Managing Board. The seven binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for election and re-election, as applicable:

•	Nominations for position no. 1: a. Prof. Dr. Detlev H. Riesner and b. Dr. Werner Brandt;

•	Nominations for position no. 2: a. Dr. Werner Brandt and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 4: a. Prof. Dr. Manfred Karobath and b. Elizabeth E. Tallett;

•	Nominations for position no. 5: a. Ms. Elizabeth E. Tallett and b. Mr. Stéphane Bancel;

•	Nominations for position no. 6: a. Mr. Stéphane Bancel and b. Mr. Lawrence A. Rosen;

•	Nominations for position no. 7: a. Mr. Lawrence A. Rosen and b. Dr. Phillip von Hugo.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. The experience and qualifications of each nominee to the Supervisory Board are described below.

The binding nominations for each of the two Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Mr. Roland Sackers; and

•	Nominations for position no. 2: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.

Professor Dr. Detlev H. Riesner, 71, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has notified the Company of his intention not to stand for reelection to the Supervisory Board at next year’s annual meeting. Professor Riesner has held the

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Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships on the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Stéphane Bancel, 40, is President and Founding Chief Executive Officer of Moderna Therapeutics, Inc., a start-up biotechnology company based in Cambridge, Massachusetts that is advancing multiple drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.

Dr. Werner Brandt, 59, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee.

Dr. Metin Colpan, 58, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry

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and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Professor Dr. Manfred Karobath, 72, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Lawrence A. Rosen, 55, is a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL. In this position, which he has held since September 2009, Mr. Rosen is in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as the Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he worked for Aventis SA in Strasbourg, France, as Senior Vice President and Treasurer. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Mr. Rosen, who is a U.S. citizen, holds a bachelor in business administration from the State University of New York and an M.B.A. from the University of Michigan.

Elizabeth E. Tallett, 64, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

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Dr. Philipp von Hugo, 46, joined the Company in 2003. Dr. von Hugo is the Head of Global Legal Affairs of the Company. He holds a law degree from the University of Hamburg and a doctorate degree from the University of Kiel.

Peer M. Schatz, 47, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003, he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of Ipsogen S.A., which is a majority-owned subsidiary of the Company that was acquired in 2011.

Roland Sackers, 44, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of Ipsogen S.A., which is a majority-owned subsidiary of the Company that was acquired in 2011.

Birgit Bergfried, 47, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding share holdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of Common Shares and related voting rights. The database can be accessed through an Internet link on our website, www.qiagen.com.

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THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR REAPPOINTMENT. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On April 22, 2013, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants LLP to audit the financial statements of the Company for the fiscal year ending December 31, 2013. Ernst & Young Accountants LLP audited the Company’s financial statements for Fiscal Year 2012.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Supervisory Board

In our general meeting of shareholders held on June 27, 2012, the Supervisory Board has been designated for a period of eighteen months to issue shares and grant rights to subscribe for shares in the amount of the Company’s authorized share capital. This designation also entails the authority to limit or exclude pre-emptive rights in connection with the issuance of shares.

The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when strategic business opportunities that require issuance of our shares arise. For example, in the past, this designation has been used in conducting acquisitions and in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value. Our ability to pursue strategic business opportunities that require issuance of our shares may be limited if we are required to obtain prior shareholder resolution to issue shares and/or exclude the shareholders’ pre-emptive rights.

Therefore, the Managing Board and the Supervisory Board believe that it would be in the best interest of the shareholders to grant to the Supervisory Board the authority to issue shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain prior shareholder approval at an extraordinary general meeting of shareholders, which would delay a proposed transaction and may create disrupting market speculations. In addition, the authority to issue shares may also be applied to meet the Company’s obligations to grant stock awards or other stock-based awards in accordance with applicable employee participation plans or the Company’s remuneration policy.

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In the event of any transaction, however, which has a material impact on the identity and nature of the Company, the Managing Board shall (as a matter of Dutch law) obtain prior shareholder approval despite the authorization of the Supervisory Board to issue shares as described herein.

Therefore, it is proposed to renew the current authorization of the Supervisory Board. As the current authorization covers the Company’s authorized share capital, we are asking our shareholders for an authorization to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 as included in the Annual Accounts for Fiscal Year 2012.

In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares (Item 11a), we propose to also authorize the Supervisory Board to exclude or limit the pre-emptive rights relating to Common Shares to be issued or rights to subscribe for such shares to be granted under such authorization, the aggregate par value of such shares shall be up to a maximum of twenty percent (20%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 as included in the Annual Accounts for Fiscal Year 2012 (Item 11b).

This authorization covers a period of 18 months from the date of the 2013 Annual General Meeting, or until December 26, 2014.

According to the Company’s Articles of Association, the proposal set forth under Item 11a may be adopted by an affirmative vote of a simple majority of the votes cast by the shareholders present or represented at the Annual General Meeting. The proposal set forth under Item 11b would require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is present or represented at the Annual General Meeting, the proposal set forth under Items 11b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

10

On June 27, 2012, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 27, 2013. At the 2013 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 26, 2014.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2013 Annual General Meeting, or until December 26, 2014, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the Common Shares on the NASDAQ Global Select Market or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to fifty percent (50%) of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

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COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2012, there were seven (7) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty-one (21) times. No supervisory director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2012. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board are encouraged to attend each Annual General Meeting.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev H. Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess (1)	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski (2)	✓

Elizabeth A. Tallett	✓	✓	✓

(1)	Mr. Erik Hornnaess is not standing for reelection to the Supervisory Board.
(2)	Mr. Heino von Prondzynski is not standing for reelection to the Supervisory Board.

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the currently applicable Marketplace Rules of the NASDAQ. Pursuant those rules, a majority of the Supervisory Directors must qualify as independent, as defined in the rules. In addition, pursuant to the Dutch Corporate Governance Code (the “Code”), no more than one Supervisory Director can fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met eight (8) times in Fiscal Year 2012, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman),

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Mr. Hornnaess and Ms. Tallett, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter including compliance topics that could have a significant impact on the Company’s financial statements. Further, the Audit Committee is responsible for establishing complaint procedures, including those for confidential, anonymous submission by employees of concerns regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible, together with the Managing Board, for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met twelve (12) times in Fiscal Year 2012, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of three members, Mr. Erik Hornnaess (Chairman), who is not standing for reelection to the Supervisory Board, Prof. Dr. Manfred Karobath and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which met once in Fiscal Year 2012, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess,

13

who is not standing for reelection to the Supervisory Board. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board, periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev H. Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

14

ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in similar industries. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board. Further, the Supervisory Board analyzed potential outcomes of the variable components of remuneration of the members of the Managing Board and considered the effect of these components on the total remuneration of the members of the Managing Board.

Compensation of the members of the Managing Board in Fiscal Year 2012 was within the compensation ranges set forth in the remuneration policy adopted at the General Meeting of Shareholders in 2005 and consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments and performance stock units linked to pre-determined targets which include business performance goals, strategic objectives and long term value creation targets, as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN’s objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries, including biotechnology, life sciences supplies, diagnostics and pharmaceuticals, in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each Managing Board member’s annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. Each bonus award was based on overall financial goals of QIAGEN, as well as on the achievement of individual pre-defined and value creating performance goals by each Managing Board member of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

15

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the Company’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his or her 65th birthday. In the event of the death of a Managing Director prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his or her 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2012 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants, restricted stock units and performance stock units. In 2012, members of the Managing Board were granted stock options to purchase 198,603 Common Shares, 666,289 restricted stock units and 116,924 performance stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below. The accompanying tables below were prepared in conformity with U.S. generally accepted accounting principles.

The employment agreements between the Company and the Managing Board members have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with QIAGEN affiliates with terms of employment of 36 months. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or more transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of the then-current annual salary to which such Managing Director is entitled to, including annual bonus, paid by the Company and its affiliates in accordance with applicable employment agreements.

Year ended December 31, 2012	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total

Peer M. Schatz	$1,226,000	$168,000	$5,000	$1,399,000

Roland Sackers	$540,000	$60,000	$34,000	$634,000

Dr. Joachim Schorr (2)	$113,000	$—	$635,000	$748,000

Bernd Uder (3)	$344,000	$85,000	$20,000	$449,000

(1)	Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors for personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(2)	Dr. Schorr was a member of the Managing Board until April 30, 2012.
(3)	Mr. Uder retired from the Managing Board on December 31, 2012.

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Managing Board members also receive a variable compensation component, in the form of equity-based awards. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares on the date of grant. During 2012, members of the Managing Board were granted stock options to purchase 198,603 Common Shares, 666,289 restricted stock units and 116,924 performance stock units in the aggregate.

Year ended December 31, 2012	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units	Performance Stock Units

Peer M. Schatz	$84,000	134,109	465,181	50,540

Roland Sackers	$86,000	44,945	155,901	17,213

Dr. Joachim Schorr (1)	$10,000	—	—	—

Bernd Uder (2)	$52,000	19,549	45,207	66,384

(1)	Dr. Schorr was a member of the Managing Board until April 30, 2012.
(2)	Mr. Uder retired from the Managing Board on December 31, 2012.

The following table sets forth the vested and unvested stock options and stock awards of our Managing Directors as of January 27, 2013:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards

Peer M. Schatz	1,975,214	249,512	4/2013 to 2/2022	6.02 to $22.43	1,666,950

Roland Sackers	99,363	83,343	2/2018 to 2/2022	15.59 to $22.43	547,408

Bernd Uder (1)	62,202	33,649	2/2017 to 2/2022	15.59 to $22.43	257,336

(1)	Mr. Uder retired from the Managing Board on December 31, 2012.

17

ATTENDANCE FORM TO: QIAGEN	N.V.
c/o	American Stock Transfer and Trust Company
Attention:	Proxy Department
6201	15th Avenue
Brooklyn,	New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 26, 2013

The undersigned, beneficial holder of                          registered shares of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 26, 2013 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned beneficial shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares beneficially held in his/her/its name as of the close of business (New York time) on Wednesday, May 29, 2013, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2013.

(Signature of beneficial shareholder)

(Signature of beneficial shareholder)

(Print full name of beneficial shareholder(s))

If the shares are held jointly, each beneficial holder must sign. Notification must be received no later than 5 p.m. (New York time) on June 19, 2013 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 26, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2012 Annual Report

and copies of other documentation related to the Annual General Meeting are available at www.qiagen.com/agm2013

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

The proxy card must be

received no later than 5 p.m.

(New York Time) on June 21,

2013 for your vote to count.

i Please detach along perforated line and mail in the envelope provided. i

■

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Proposal to adopt the Annual Accounts for the year ended December 31, 2012 (“Fiscal Year 2012”).	☐	☐	☐		f. Mr. Stéphane Bancel	☐	☐	☐
2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2012.	☐	☐	☐		g. Mr. Lawrence A. Rosen	☐	☐	☐
3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2012.	☐	☐	☐	5.	Reappointment of the Managing Directors for a term ending on the date of the Annual General Meeting in 2014.
4.	(Re-) Appointment of the Supervisory Directors for a term ending on the date of the Annual General Meeting in 2014.					a. Mr. Peer Schatz	☐	☐	☐
	a. Prof. Dr. Detlev H. Riesner	☐	☐	☐		b. Mr. Roland Sackers	☐	☐	☐
	b. Dr. Werner Brandt	☐	☐	☐
	c. Dr. Metin Colpan d. Prof. Dr. Manfred Karobath	☐ ☐	☐ ☐	☐ ☐	6.	Proposal to reappoint Ernst & Young Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2013.	☐	☐	☐
	e. Ms. Elizabeth E. Tallett	☐	☐	☐	7.	Proposal to authorize the Supervisory Board, until December 26, 2014,
						a. to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares	☐	☐	☐
						b. to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights up to 20% of the aggregate par value of all shares issued and outstanding	☐	☐	☐
					8.	Proposal to authorize the Managing Board, until December 26, 2014, to acquire shares in the Company’s own share capital.	☐	☐	☐
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.	■

☐	¢

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 26, 2013

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Ms. Claudia Schneider of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 26, 2013 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6, 7 and 8.

(Continued and to be signed on the reverse side.)

¢	14475	¢

Voting Results of the 2013 Annual General Meeting of Shareholders

QIAGEN’s 2013 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 26, 2013. The following actions were taken at the Annual Meeting:

1.	Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2012 (“Fiscal Year 2012”) was approved by a vote of 125,979,842 “for” versus 8,576 “against.” There were 623,780 abstentions.

2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2012 was approved by a vote of 122,712,000 “for” versus 3,589,675 “against.” There were 310,523 abstentions.

3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2012 was approved by a vote of 122,711,422 “for” versus 3,589,483 “against.” There were 310,933 abstentions.

4.	a. Proposal to reappoint Prof. Dr. Detlev Riesner as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 109,138,819 “for” versus 17,425,463 “against.” There were 47,916 abstentions.

b. Proposal to reappoint Dr. Werner Brandt as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 104,383,302 “for” versus 22,209,392 “against.” There were 19,504 abstentions.

c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 123,555,355 “for” versus 3,037,653 “against.” There were 19,504 abstentions.

d. Proposal to reappoint Prof. Dr. Manfred Karobath as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 108,828,385 “for” versus 17,764,539 “against.” There were 19,274 abstentions.

e. Proposal to appoint Ms. Elizabeth Tallett as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 124,047,312 “for” versus 2,547,858 “against.” There were 17,028 abstentions.

f. Proposal to appoint Mr. Stéphane Bancel as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 124,124,625 “for” versus 2,469,100 “against.” There were 18,473 abstentions.

g. Proposal to appoint Mr. Lawrence Rosen as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 124,127,202 “for” versus 2,465,747 “against.” There were 19,249 abstentions.

5.	a. Proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 124,959,403 “for” versus 1,633,741 “against.” There were 19,054 abstentions.

b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2014 was approved by a vote of 125,191,635 “for” versus 1,402,509 “against.” There were 18,054 abstentions.

6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2013 was approved by a vote of 120,829,221 “for” versus 4,189,380 “against.” There were 1,621,655 abstentions.

7.	a. Proposal to authorize the Supervisory Board to issue a number of Common Shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 as included in the Annual Accounts for Fiscal Year 2012 was approved by a vote of 101,552,414 “for” versus 25,016,164 “against.” There were 43,620 abstentions.

b. Proposal to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of 20% of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2012 was approved by a vote of 101,010,490 “for” versus 25,558,672 “against.” There were 43,036 abstentions.

8.	Proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 30, 2014 was approved by a vote of 122,067,557 “for” versus 4,222,082 “against.” There were 322,559 abstentions.

Annual Report 2012

Making improvements in life possible

QIAGEN®

Sample & Assay Technologies

OUR MISSION

As the innovative market and technology leader, QIAGEN creates Sample & Assay Technologies that enable access to valuable molecular information from any biological sample.

Our mission is to enable our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We thereby make improvements in life possible.

Our commitment to the markets, customers and patients we serve drives our innovation and leadership in all areas where our Sample & Assay Technologies are required.

The exceptional talent, skill and passion of our employees are key to QIAGEN's excellence, success and value.

KEY FIGURES

QIAGEN Key Figures 2012

As of December 31

$ 1,000 except per share data Results	2012	2011	2010	2009	2008
Net sales	1,254,456	1,169,747	1,087,431	1,009,825	892,975
Operating income	169,814	99,588	188,537	180,205	145,662
Net income [1]	129,506	96,038	144,311	137,767	89,033
Basic earnings per share [1]	0.55	0.41	0.62	0.67	0.45
Diluted earnings per share (EPS) [1]	0.54	0.40	0.60	0.64	0.44
Number of shares (in thousands)
Weighted average number of common shares used to compute basic net income per common share	235,582	233,850	232,635	206,928	196,804

Weighted average number of common shares used to compute diluted net income per common share	240,746	239,064	240,483	213,612	204,259

Cash flow
Cash flow from operations	244,880	244,779	250,752	216,995	172,998
Capital expenditures for property, plant and equipment	101,996	86,805	79,666	52,179	39,448
Free cash flow
(cash flow from operations less capital expenditures)	142,884	157,974	171,085	164,816	133,550
Cash EPS
(cash flow from operations / weighted average number of diluted shares)	1.02	1.02	1.04	1.02	0.85
Balance sheet
Total assets	4,087,631	3,729,685	3,878,478	3,769,219	2,810,789

Cash and cash equivalents	394,037	221,133	828,407	825,557	333,313
Total long-term liabilities, including current portion	1,101,550	725,874	1,118,932	1,171,065	1,128,301

Total shareholders’ equity [1]	2,724,363	2,557,798	2,476,353	2,291,169	1,453,844

[1]	Attributable to the owners of QIAGEN N.V.

Net Sales	Adjusted Net Income	Adjusted Diluted Earnings per Share

	Excluding acquisition, business integration, restructuring and related charges as well as amortization of acquired IP and equity-based compensation of $74.3 million in 2008, $61.8 million in 2009, $78.4 million in 2010, $138.4 million in 2011, and $131.2 million in 2012.	Excluding acquisition, business integration, restructuring and related charges as well as amortization of acquired IP and equity-based compensation of $0.36 in 2008, $0.29 in 2009, $0.33 in 2010, $0.58 in 2011, and $0.54 in 2012.

$ 1,000	$ 1,000	$ per share

CAGR – Compound annual growth rate

QIAGEN AT A GLANCE

Product Categories

14%	86%

Instruments	Consumable products

are used with consumables, enabling customers to fully automate processes from the preparation of clinical samples to delivery of valuable results.	are specialized kits that contain all necessary materials to support the use of sample and/or assay technologies.

Customer Classes

Percentage share of 2012 net sales

Molecular Diagnostics	Applied Testing	Pharma	Academia

Physicians, hospitals and healthcare providers use QIAGEN technologies to save lives and fight disease. Our products support disease prevention such as screening women for risk of cervical cancer; profiling of patients to pinpoint many diseases; personalized healthcare to guide treatment decisions; and point of need testing to provide on-site diagnosis.	Professionals in fields such as human identification and forensics, food testing and veterinary medicine use QIAGEN technologies in commercial applications beyond human healthcare. Our products are helping to solve crimes, secure food supplies and detect potentially devastating livestock diseases.	Scientists in the pharmaceutical and biotechnology industries look to QIAGEN to advance gene- based drug discovery and development, supporting the creation of new medical breakthroughs.	Researchers at life science laboratories around the world depend on QIAGEN to advance our understanding of the molecular basis of life. Customers include universities and research institutes.

At the forefront of the molecular biology revolution, more than 500,000 customers worldwide are using QIAGEN Sample & Assay Technologies to achieve breakthroughs based on the building blocks of life – DNA, RNA and proteins.

Doctors are diagnosing diseases more precisely and quickly to guide treatment decisions. Scientists are conquering new frontiers in the understanding of life – and translating that knowledge into better medications. And experts are safeguarding the public with molecular technologies for human identification, veterinary testing and food safety.

A new generation of QIAGEN innovation is creating value in the global market with solutions not even imagined a few years ago. And so we are fulfilling our mission of making improvements in life possible.

Improving healthcare

Innovative molecular diagnostics from QIAGEN provide precise, reliable answers to guide medical treatments and advance the fight against disease.

At the Queen Elizabeth Hospital Birmingham, oncologists and pathologists work hand in hand to break the code of cancer and find the right treatment for patients.

Given the vulnerability of our food supplies, modern monitoring and surveillance systems need to span the entire value chain from farm to fork.

Ensuring safety

In applied settings in laboratories and in the field, QIAGEN's technologies are helping to protect the public by solving crimes and safeguarding the food processing chain.

Creating new medicines

QIAGEN's vast gene and disease pathway library – and efficient workflows for pharmaceutical R&D – are transforming the development of new treatments.

10.11

Collaborations with partners such as the Shanghai Clinical Research Center, using biomarkers and molecular technologies, increasingly drive the success of pharmaceutical R&D.

Molecular technologies help scientists at the New Jersey Medical School understand the dissemination of dangerous pathogens such as tuberculosis.

Advancing science

QIAGEN's automated workflows and broad array of molecular test content are enabling academic scientists to challenge new frontiers.

Accelerating innovation and growth

Molecular Diagnostics

Applied Testing

QIAGEN has an industry leading portfolio of Sample & Assay Technologies addressing the needs of more than 500,000 customers worldwide.

Biological Sample
Sample Technologies

- Global leadership
- Attractive and expanding markets
- Track record of innovation
- Diverse growth opportunities

Pharma

Academia

Assay Technologies

Valuable Molecular Information

Contents

60 Quicker results at the point of need

50 New tools against an ancient enemy

42 Translating knowledge into medicines

66 Creating new standards

12

14	Letter to our shareholders

18	Report of the Supervisory Board

Magazine

22	Breaking the code: companion diagnostics

36	A view from inside the lab

42	Translating knowledge into medicines

50	New tool against an ancient enemy

60	Quicker results at the point of need

66	Creating new standards

76	Emerging markets driving growth

2012 Review

84	Overview

93	Management Report

133	Corporate Governance Report

150	Financial Results

211	Service

13

PEER M. SCHATZ

Chief Executive Officer

People are achieving truly amazing things these days in terms of translating knowledge about the building blocks of life – DNA, RNA and proteins – into practical applications that are making improvements in life. Doctors are helping patients by battling diseases in more precise and effective ways. Scientists are advancing the frontiers of biology at an unprecedented speed. Farmers and food companies are using molecular tests to ensure the safety and authenticity of what we eat. Police are unraveling mysteries of various crimes that would never have been solved before. And scientists are creating innovative medications that provide new hope to patients.

The people who are creating and applying these breakthroughs are among our customers.

Around the world, QIAGEN’s customers are using our Sample & Assay Technologies to do things that were not possible, in some cases not even imaginable, a few years ago. QIAGEN is at the center of the ongoing revolution in molecular biology. And our 4,000 employees are focused on our mission to provide solutions that help our customers – doctors, food producers, investigators, scientists and others – to make improvements in life possible.

Delivering improving performance

In 2012 we delivered on our goal of accelerating sales and earnings growth. Net sales rose 10% at constant exchange rates to reach $1.25 billion. Even amid challenging macroeconomic conditions, QIAGEN’s sales

14	QIAGEN Annual Report 2012

Letter to our shareholders

grew across all geographic regions and customer classes. We also delivered earnings ahead of our targets in 2012, with net income attributable to the owners of QIAGEN N.V. rising 35% to $129.5 million. We have focused our organization on a group of strategic growth drivers, reallocating resources to support these initiatives while also improving profitability. Results on an adjusted basis, which exclude costs such as restructuring-related charges as well as the amortization of intangible assets and share-based compensation, also showed sustained improvement over 2011.

In 2013 and beyond, we expect to further accelerate sales and adjusted earnings growth. As we set important milestones for QIAGEN’s growth, we are taking action throughout the organization to improve efficiency and effectiveness, and we are encouraged by the progress to date.

Exceeding customer expectations

QIAGEN has built a significant competitive advantage by cultivating customer relationships through the entire value chain of Sample & Assay Technologies – from basic research for the life sciences, to drug development and clinical trials, to applications in industry and public service, to advanced diagnostics for healthcare providers. We strive to have best-in-class knowledge of the workflow and content needs of our customers, and focus on exceeding their expectations.

In Molecular Diagnostics, which grew to represent 49% of net sales in 2012, we continue to create new products to help improve disease prevention and treatment. We also are transforming workflows to create value for laboratories, particularly with our QIAsymphony automation platform. Net sales in Molecular Diagnostics grew 15% at constant exchange rates (CER) in 2012.

Sales of our solutions in Personalized Healthcare grew at a double-digit rate on global demand for our therascreen companion diagnostics and revenues from co-development projects with leading pharmaceutical companies, and surpassed $100 million in sales for the first time in 2012. Following mid-year FDA approval of the therascreen KRAS RGQ PCR Kit for use in metastatic colorectal cancer patients, conversion of the U.S. market from lab-developed tests to our FDA-approved test has progressed at a rapid pace. In 2012 we also launched the therascreen BRAF companion diagnostic in Europe, and we are preparing for a potential U.S. launch of the therascreen EGFR test in non-small cell lung cancer patients in 2013.

In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) has become a new growth driver through initiatives to drive greater use of this new “gold standard” for detection of latent tuberculosis (TB) in the U.S. and Europe, a condition estimated to affect about 1 in 3 people worldwide. We are successfully maintaining our market leadership in screening tests for human papillomavirus (HPV), for prevention of cervical cancer, as slightly higher volumes were more than offset by price pressures from competition in the U.S. market.

Our Profiling franchise is rapidly expanding as customers choose to implement the QIAsymphony automation platform as their system of choice for efficient processing of assays for use in identifying and evaluating various viral diseases in transplant cases and other areas. A key achievement was the U.S. regulatory clearance in 2012 of the Rotor-Gene Q MDx instrument (a real-time PCR platform) in the QIAsymphony family.

In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women has become an important growth driver since its acquisition in May 2012, and is expected to contribute strong growth. Our portable ESEQuant Lateral Flow System gained its first regulatory approval in healthcare, from China’s State Food and Drug Administration. In partnership with a Chinese firm, the platform will be used to diagnose heart attacks in emergency room settings. Overall, our Point of Need franchise generated approximately $40 million of sales in 2012.

QIAGEN Annual Report 2012	15

Applied Testing customers are increasingly turning to the QIAsymphony automation platform and QIAGEN consumables for testing in human identification / forensics, food safety and veterinary medicine. Applied Testing sales grew 22% CER in 2012, contributing 8% of net sales. The business was boosted by an early 2012 software launch enabling Applied Testing customers to use many assays on the QIAsymphony system.

Among Pharma customers, demand for automation systems to increase R&D efficiency and researchers’ use of the GeneGlobe portfolio of more than 60,000 assays drove growth of 5% CER in 2012. This growth was significant considering the industry’s cost pressures as well as the ongoing consolidation and restructurings. Pharma represented 19% of net sales. In addition to providing innovative platforms and consumables, QIAGEN continues to partner with industry leaders to develop biomarkers and assays for use in translating discoveries into marketable drugs.

Academia represented 24% of net sales in 2012. Concerns about future U.S. and European public funding for research in the life sciences prompted cautious spending. Sales rose 1% CER, with growth in consumables offsetting weakness in instrument sales. Funding uncertainties are continuing in 2013. Longer term, universities are embracing translational research with partners in industry and government, so QIAGEN’s strong relationships with academic labs are fueling growth across the value chain.

Accelerating future growth

QIAGEN focused on four strategic initiatives during 2012 to accelerate future growth. These initiatives leverage our business model and competitive advantages to create maximum value for customers, shareholders and other stakeholders. We believe we can generate consistent growth across all customer classes through steady progress on these initiatives.

Drive Platform Success: Our strategy for sustainable growth begins with innovative platforms that enable customers to improve the economics of their labs with streamlined, flexible automated workflows. A key focus for QIAGEN is securing placements of the QIAsymphony automation platform, the industry’s first modular sample-to-result system that can process commercial assays as well as a broad range of laboratory-developed tests. QIAGEN exceeded the 2012 goal of reaching an installed base of more than 750 QIAsymphony platforms, and we are targeting the installed base to rise above 1,000 platforms during 2013.

We disclosed in 2012 the development of an integrated workflow for next-generation sequencing (NGS). We believe our workflow solution will enable the routine use of this breakthrough technology in areas such as clinical research and diagnostics. While NGS technologies already are transforming life science research, adoption for clinical purposes has been limited – primarily due to workflow challenges. QIAGEN’s unique NGS workflow will provide an ecosystem of products and services to automate processes from primary sample to digital result. The launch campaigns for the first related products – which include consumables that simplify sample preparation and cancer gene panels for targeted NGS analysis – have been very successful. We expect to introduce our full NGS workflow during 2013 offering modular automation from biological samples through to clinical results, a broad range of assays and new bioinformatics to accelerate analysis time.

Add Content: A major priority for accelerating growth is adding novel content for use on the QIAsymphony family and other QIAGEN platforms. Expanding the menu of tests further enhances the value of our platforms to laboratories. We have a deep pipeline of new content in development, particularly in Molecular Diagnostics and Applied Testing.

In Molecular Diagnostics more than 35 new assays, spanning from blood-borne diseases to women’s health, are under development for use on the QIAsymphony and Rotor-Gene Q systems. We focus on developing novel assays for regulatory approval, which helps drive adoption and reimbursement – as with our therascreen companion diagnostics. Other submissions in the U.S. and Europe are expected to emerge from more than 15 alliances that QIAGEN has to co-develop and market companion diagnostics.

16	QIAGEN Annual Report 2012

Letter to our shareholders

Broaden Geographic Presence: While the majority of net sales are in developed markets, a key growth strategy is to expand QIAGEN’s presence in attractive regions around the world. Our top seven emerging markets – Brazil, Russia, India, China, South Korea, Mexico and Turkey – contributed 12% of net sales and rose 12% CER in 2012. We plan to enter additional countries as the business in those markets merits investment in a direct presence.

Our largest emerging market is China, which contributed more than 5% of net sales in 2012 and is growing at a double-digit rate as we increase market penetration through partnerships and novel content, such as the careHPV Test designed for use in areas that lack laboratory infrastructure. After two regulatory approvals for QIAsymphony modules in 2012, QIAGEN now offers Molecular Diagnostics customers in China the full QIAsymphony RGQ platform.

Grow Efficiently and Effectively: Building on our cultural ambitions in the area of focus, accountability and entrepreneurial decision-making, QIAGEN has been implementing operational improvements to enhance productivity and free up resources for reallocation to growth initiatives. For example, in 2012 we created two new Business Areas – Molecular Diagnostics and Life Sciences – to move decision-making closer to customers by integrating global marketing and R&D into customer-focused teams. Also in this spirit, regional marketing and sales teams were integrated into unified organizations to focus innovation on the most promising projects and establish greater accountability. We will continue to pursue opportunities to enhance efficiency and effectiveness throughout our organization, making proactive changes to leverage the growing value of our product portfolio to customers around the world.

Improving life for customers

We have defined our mission in the simplest terms: Making improvements in life possible. The pages that follow include examples as to how QIAGEN’s products are helping to make improvements in life for people around the world.

A new wave of innovation and growth is emerging at QIAGEN, energized by the spirit of our employees. I want to express the appreciation of our Supervisory Board and Executive Committee to the 4,000 employees whose creativity, hard work and loyalty have made our success possible. We are committed to attracting and keeping the best people and teams in our industry. We also appreciate the more than 500,000 customers around the world who use QIAGEN’s technologies. Customers are at the center of everything we do. In product development and daily interactions, we are always working to make life simpler and better for our customers.

QIAGEN is in an exciting phase. Our goals for 2013 focus on accelerating growth, delivering efficiency and effectiveness, further improving our position as an employer of choice, and exceeding the expectations of our customers. Doing so will enable us to achieve our mission of helping our customers make improvements in life, and creating value for our employees, shareholders and other stakeholders.

Thank you for your loyalty and support of QIAGEN.

Peer M. Schatz

QIAGEN Annual Report 2012	17

PROF. DR. DETLEV H. RIESNER

Chairman of the Supervisory Board

The Supervisory Board wishes to thank all QIAGEN employees and members of the Executive Committee for the achievements in 2012, a year in which QIAGEN accelerated its pace of innovation and growth amid challenging economic conditions. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with your continued collaboration and trust.

QIAGEN made significant progress during 2012 on strategic initiatives to drive innovation and growth. These actions led to growth for QIAGEN’s products across all of our customer classes and regions. Multiple growth drivers are building momentum as we move into 2013. QIAGEN is expanding its leadership in Personalized Healthcare through its position as the partner of choice for molecular companion diagnostics as well as by building its molecular diagnostics assay portfolio. Growing placements of the QIAsymphony automation platform are enabling the dissemination of molecular testing, while the QuantiFERON-TB test is improving the standard of care for latent tuberculosis (TB). Innovation goals for 2013 include entry into targeted areas of next-generation sequencing with workflow solutions for clinical research and human healthcare, as well as advancing QIAGEN’s R&D pipeline of more than 35 molecular diagnostic assay projects. QIAGEN continues to improve efficiency and effectiveness, especially capabilities to address the needs of customers. The Supervisory Board is convinced that QIAGEN is well-positioned to achieve its goals for 2013 and fulfill its mission of making improvements in life possible.

18	QIAGEN Annual Report 2012

Report of the Supervisory Board

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time in 2012 to discussing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings. The Supervisory Board came to the conclusion that it and the Managing Board were functioning properly.

The composition of the Managing Board changed during 2012 through the departure of two members – Dr. Joachim Schorr and Mr. Bernd Uder – after significant tenures with QIAGEN. Dr. Schorr joined QIAGEN in 1992 and was appointed Senior Vice President Research and Development and a Managing Director in 2004, while Mr. Uder joined QIAGEN in 2001 and was appointed Senior Vice President Sales and Marketing and Managing Director in 2004. The Supervisory Board would like to express our highest appreciation to Dr. Schorr and Mr. Uder for their important contributions to the success of QIAGEN and wish them all the best for their future endeavors. The Managing Board is now composed of Mr. Peer Schatz, QIAGEN’s Chief Executive Officer, and Mr. Roland Sackers, QIAGEN’s Chief Financial Officer.

The composition of the Supervisory Board is set to change in 2013 through proposals that will be put forward to shareholders at the next Annual General Meeting, which is scheduled for June 26, 2013. These changes are bringing new leadership talent and expertise into the Supervisory Board as well as ensuring a smooth generational transition. Four members of the Supervisory Board – Dr. Werner Brandt, Dr. Metin Colpan, Prof. Dr. Manfred Karobath and Elizabeth E. Tallett – will stand for re-election for one-year terms at this meeting. I will also stand for re-election to the Supervisory Board, and this will be for the last time, and my intention is to step down in 2014 after having served as Chairman of the Supervisory Board since 1996. The Joint Meeting has discussed a proposal for Dr. Brandt to become Chairman of the Supervisory Board in 2014 after he retires from his current position as a member of the Executive Board of SAP AG. Dr. Brandt, who has more than 30 years of leadership experience in the healthcare and IT industries, joined the Supervisory Board in 2007, and was also appointed in the same year as Chairman of the Audit Committee.

Two current members – Mr. Eric Hornnaess and Mr. Heino von Prondzynski – will not stand for re-election in 2013. We would like to thank both Mr. Hornnaess and Mr. von Prondzynski for their many years of service, insight and contributions. In addition, we are very pleased to propose Mr. Stéphane Bancel and Mr. Lawrence A. Rosen for election as independent candidates. Mr. Bancel, currently the founding CEO of Moderna Inc., is a highly regarded healthcare industry executive and former CEO of bioMérieux SA, while Mr. Rosen is CFO of Deutsche Post DHL and has spent more than 20 years in leadership positions at healthcare companies. Their perspectives, international experience in healthcare and other industries, as well as their diverse business backgrounds, will be valuable resources to QIAGEN expanding its leading position in Sample & Assay Technologies and their use in research, applied markets and molecular diagnostics. The profile of the Supervisory Board can be found on QIAGEN’s website. The current composition fully complies with this profile.

In terms of the composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30% of the seats on the Managing Board and the Supervisory Board held by men and at least 30% held by women.

QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating

QIAGEN Annual Report 2012	19

candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. QIAGEN’s current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2012 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

The Supervisory Board met seven times during 2012 with regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as to review performance and strategy as well as to discuss compensation matters. We are pleased to report that all members of the Supervisory Board attended every Supervisory Board meeting in 2012. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company.

Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

All members of the Supervisory Board fulfill the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code, with the exception of Dr. Metin Colpan, a founder and former CEO of QIAGEN.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as we represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance.

20	QIAGEN Annual Report 2012

Report of the Supervisory Board

QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where its common shares have been listed since 1997. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the German and Dutch Corporate Governance Codes.

QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz.

QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Among topics the Supervisory Board discussed during 2012 were strategies for the allocation of capital to enhance returns to shareholders, and a $100 million share repurchase program was launched in late 2012.

In this Annual Report, the financial statements for 2012 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

Venlo, the Netherlands, March 2013

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

QIAGEN Annual Report 2012	21

Breaking the code: companion diagnostics

AUTHOR: Alexandra Smit-Stachowski
PHOTOGRAPHY: Andreas Fechner

Staff Nurse

KULVINDER SHINJI
(staff nurse) checks the condition of a cancer patient at the Queen Elizabeth Hospital Birmingham, England.

Companion diagnostics are transforming modern medicine by using each patient’s genomic information to guide treatment decisions. The benefits become clear in the cancer clinic at the Queen Elizabeth Hospital Birmingham, England.

Visitors to Queen Elizabeth Hospital in Birmingham, England, have a unique opportunity to walk through a historic location known for advances in medicine, and at the same time experience a place where modern medical breakthroughs are being made. The first buildings were built in the 1930s and opened by King George VI and Queen Elizabeth, who was the namesake of the original and new hospitals and would later go on to become the Queen Mother. The new Queen Elizabeth Hospital Birmingham (QEHB) opened in 2012 with a commitment to excellence in medicine.

The hospital’s reputation is built on its rank as the largest renal transplant program in the United Kingdom and also as a national specialist service center for organ transplants. The areas of expertise go beyond organ transplantation, and the staff of QEHB are also known for being at the forefront of advancing the treatment of cancer.

Visitors on the ground floor, where the day clinics are located, are directed to the right locations by a small group of volunteers. British Armed Forces members in uniform pepper the crowds walking through the hallways of this hospital, where about 120,000 patients are treated annually.

What these visitors do not see, however, are the underground offices and laboratories where teams of oncologists and pathologists are hard at work employing the latest molecular technologies and targeted therapies to deliver on the promise of personalized healthcare. These pioneering, high-tech approaches are quickly becoming the standard of care in treatment – a process that is occurring at many hospitals around the world.

Many of the innovations shaping the daily treatment of patients in Birmingham have their origins about 90 miles away on the outskirts of Manchester, located next to the city’s university complex. In a traditional red-brick building that forms a striking contrast to the glossy, high-tech face of QEHB, a rapidly growing team of more than 150 QIAGEN employees work on the development of new companion diagnostics slated to guide treatments with novel drug compounds that will sooner or later find their way into medical practice in Birmingham and elsewhere.

24	QIAGEN Annual Report 2012

MAGAZINE | Breaking the code: companion diagnostics

~50%

of KRAS testing volume in the U.S. is based on QIAGEN technologies

QIAGEN Annual Report 2012	25

DR. PHILIPPE TANIERE

has a laboratory that relies on standardized, regulatory-approved tests for KRAS, BRAF and EGFR to break the cellular code of cancer and find the right treatment for each patient.

26	QIAGEN Annual Report 2012

MAGAZINE | Breaking the code: companion diagnostics

» We look into the cells – we extract DNA or even RNA and we look at very specific alterations in genes or levels of expression of genes.«

In one of the conference rooms, a group of QIAGEN managers from around the world gather to discuss the progress of ongoing projects. Leading the meeting is Vincent Fert, a French scientist and entrepreneur who is now a senior executive leading QIAGEN’s initiatives in Personalized Healthcare. He was a founder of Ipsogen, a global leader in diagnostics for blood cancers that became part of QIAGEN in 2011.

“QIAGEN has demonstrated that we have the right technologies and can develop, obtain regulatory approvals, achieve strong reimbursement levels and also commercialize assays that are bringing the power of Personalized Healthcare to patients and healthcare systems around the world. Our commitment to innovation means that patients and physicians are getting guidance for crucial medical decisions from the precise, reliable information provided by the therascreen portfolio of companion diagnostics,” Fert says.

The 2012 FDA approval of QIAGEN’s therascreen KRAS test kit on the Rotor-Gene Q MDx and its subsequent U.S. launch marked not only a significant milestone for QIAGEN’s business, but also for Personalized Healthcare in general. Only a few months later, approximately 50% of the corresponding testing volume in the U.S. had converted from “laboratory-developed tests” to QIAGEN’s FDA-approved companion diagnostic. And the KRAS launch has provided a model for QIAGEN’s co-development and regulatory submission of other novel drug-diagnostic combinations.

“With the U.S. launch of our KRAS companion diagnostic, QIAGEN has achieved a major milestone on the promise in Personalized Healthcare,” says Fert. “QIAGEN’s team carved out the path to FDA approval for a standardized, highly reliable test paired with an important drug from our pharma industry partner for metastatic colorectal cancer. We took a proactive approach to securing reimbursement from payers based on the value of our companion diagnostic and won market acceptance with rapid conversion to the FDA-approved test.”

Asked about the key to QIAGEN’s progress in Personalized Healthcare, Fert says, “We’re successful because we have two sets of customers – the pharmaceutical industry, which needs to target its drugs to succeed, and the diagnostic labs that serve healthcare providers – and our business model and capabilities allow us to meet the needs of both of them. We can translate the needs of one world into the requirements of the other world.”

QIAGEN brings special skills to co-development programs with pharmaceutical R&D. “Cancer is very fragmented,” explains Dr. Stephen Little, a pioneer in companion diagnostics and now a senior advisor to QIAGEN on Personalized Healthcare. For every oncology drug in development, researchers investigate various potential diagnostics. Then, he says, the researchers choose the biomarker that will be used to select suitable patients for the drug, and that is where QIAGEN comes in. “Our role is to develop a diagnostic test which will allow reliable measurement of the biomarker in clinical samples to allow the selection of patients most likely to benefit from the therapy.”

QIAGEN Annual Report 2012	27

Dr. Paul Ravetto, a commercially savvy scientist with highly regarded regulatory experience, says the relationship with collaborators is critical. His background is scientific; he developed some of the assays that QIAGEN sells now – “the EGFR assay, our KRAS assay in their earliest forms.” He also has had a lot of external, customer-facing exposure working with pharma partners. Essentially, he says, the role of project management is two-fold.

“I’m lucky enough to have a technical background, so I know what’s realistic. The way the companion diagnostics business is run is – what’s the critical point on a companion diagnostic timeline?” He knows what is needed – after all, QIAGEN is one of the pioneers in this area. “In terms of companion diagnostics, if you were to look on the FDA website there’s only ever been about 15 companion diagnostics approved and of those, in terms of molecular diagnosis using PCR, there’s only two – of which KRAS is in terms of reach by far the most significant.”

Dr. Ravetto adds, “We are striving with our partners to identify the most appropriate biomarker as early as possible in clinical development. Our role then becomes to develop the companion diagnostic test paired with the drug so that late-stage clinical trials – the last and most expensive trials required before submission – take place with the market-ready version of our test. This provides many benefits, particularly the data to support two important aspects – approval of the drug, and also regulatory approval of the companion diagnostic.”

QIAGEN’s companion diagnostics are aimed at the regulated marketplace – so they must be backed by a strong regulatory team. Of the 150 staffers in Manchester, 50% are in product development, while others such as Dr. Ravetto focus on day-to-day coordination with QIAGEN’s pharmaceutical partners and regulatory bodies in international markets.

Working with the FDA on the KRAS submission was part of a learning process, as this was a new field and it is a complex system. QIAGEN executives participated in many discussions with regulators, exploring and defining frameworks for successful adoption of Personalized Healthcare. In 2011 the FDA produced draft guidance documentation, which shows the difficult path trodden by QIAGEN and others to establish this new market. “I think a lot of what is reflected in the regulatory guidelines is the result of collaboration with mutual respect and a common goal to establish a viable framework to generate the highest possible benefits from pairing medicines with companion diagnostics,” Dr. Ravetto believes.

At the front end of establishing new QIAGEN collaborations and partnerships for the development of companion diagnostics to support novel pharma-therapeutics is the Companion Diagnostics Partnership team. Richard Watts, Vice President of Companion Diagnostics Partnerships Americas, is a dynamic executive, helping partners forge valuable partnerships with QIAGEN, such as the comprehensive collaboration agreement he negotiated with Bayer HealthCare in 2012 that focuses on both existing and new biomarkers in QIAGEN’s portfolio.

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MAGAZINE | Breaking the code: companion diagnostics

Personalized Healthcare addresses many treatment and cost challenges

SSRIs* 38%
Asthma 40%
Diabetes 43%
Arthritis 50%
Alzheimer's 70%
Cancer 75%

Drug failures

Medicines in general are ineffective in many patients, in part due to genetic variations.

85+
♂ ♀
2000
0
♂ ♀
2050
OECD countries

Aging population

Demographics are driving the need for better, more effective treatments for chronic diseases.

12.7 million
22 million
+75%
2008
2030

Example: Cancer

The global incidence of cancer is estimated to almost double by 2030.

*Selective serotonin reuptake inhibitors, a popular antidepressant type

Easy process to select patients for medicines

Testing

Get molecular information to personalize treatment.

Stratification

KRAS (wild type)
~60%
Targeted therapy
KRAS (mutation)
~40%
Consider other options

Benefits

- Avoid "trial-and-error" medicine
- Improve treatment outcomes
- Save healthcare resources

Benefits for all stakeholders

Targeting diseases

Many tumors are associated with genetic mutations that could be targeted by novel drugs.

Melanoma 73%
Thyroid 56%
Colorectal 51%
Endometrial 43%
Lung 41%

Cost savings

As one example, considerable savings from companion diagnostics in colorectal cancer patients.

USA
per year
$ 600.000.000

Biomarkers fuel new medicines

Molecular information a key driver of pharmaceutical R&D pipelines.

60%
50%
30%
pre-clinical
early stage
late stage

For references, see page 212

QIAGEN Annual Report 2012	29

»Targeted therapies, guided by the diagnostic, are a very good thing from a health economics perspective, but more importantly from a patient’s perspective. They’re getting the right drugs and they’re living a good quality of life.«

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MAGAZINE | Breaking the code: companion diagnostics

Richard Watts has a clear understanding about the needs of pharmaceutical companies – and what QIAGEN can deliver – and how to bring this together in effective collaborations. “Our pharmaceutical partners are driven by the science – which must be robust. QIAGEN is unique in having a very wide portfolio of intellectual property and products which meet the requirements of molecular diagnostics,” Mr. Watts says.

“Targeted therapies, guided by the diagnostic, are a very good thing from a health economics perspective, but more importantly from a patient’s perspective. They’re getting the right drugs and they’re living a good quality of life,” Mr. Watts states.

The pharmaceutical industry is bringing personalized healthcare to reality, Mr. Watts has found. “There are many different names for this – some people call it stratified medicine, some say precision medicine, some people say personalized medicine – at the end of the day we’re developing therapies and diagnostics which are enabling us to bring the power of new medicines to patients who can benefit most,” he says.

Current programs at QIAGEN address therapeutic areas that include cancer, autoimmune conditions, and Central Nervous System disorders, involving many new drugs in clinical development.

Asked about the future, Dr. Ravetto says, “We know there’s going to be a desire to have multiple tests for a single patient – so you do a KRAS test, you might do an EGFR test and then there are other less prevalent mutations, which are all related. You’ll be able to do a panel of tests – but they all will be able to develop a picture as to what the best therapy is for the patient.”

Mr. Watts sees the future of companion diagnostics evolving further: “Infectious disease has in fact led the space of companion diagnostic test development, through HIV testing, through other areas as well – but today it’s predominantly oncology. We’re now moving into more complex diseases such as autoimmune diseases and rheumatoid arthritis, other rheumatology-based diseases, and we’re also expanding into more complex diseases such as Alzheimer’s and Parkinson’s.”

The buzz, however, is about next-generation sequencing (NGS). “This breakthrough technology will be highly complementary to our established molecular testing with real-time PCR, and it will allow us to generate massive amounts of information on a patient. However, more data is not always better since it will be critical to understand the clinical relevance in terms of treatment options,” Mr. Watts says. QIAGEN is preparing to introduce a comprehensive sample-to-result NGS workflow to address the needs of customers for biomedical and clinical applications, including meaningful analysis of the massive amounts of information generated.

Further afield in Birmingham are two long-time colleagues who put companion diagnostics to practical use: Consultant histopathologist Dr. Philippe Taniere and oncologist Dr. Neil Steven at the Queen Elizabeth Hospital Birmingham.

Passionate about his patients and getting to the bottom of cancer, Dr. Steven takes time to explain the complicated cancer process in a way that is easy to

QIAGEN Annual Report 2012	31

»It’s obvious to us all that we can’t afford everything under all circumstances, so stratifying medicine becomes increasingly important to healthcare and to our patients.«

understand. “There’s an analogy I would use – breaking ciphers. To some extent, that’s what we’re doing in terms of the way the cells work,” he explains. “You have a very complex system within a cell – it’s quite difficult to pull apart – so if you can find an encoded message, it can give you a handle on how these different bits fit together. You can use that to try and break the cellular code.”

Dr. Taniere heads the University Hospitals Birmingham NHS Foundation Trust’s molecular pathology service integrated in the histopathology department, which is based in the Trust’s QEHB and breaks the code of cancer on a daily basis. The dynamic Frenchman has been in Britain for many years building the formidable molecular pathology unit. The whole team has 30 scientists, technicians, laboratory assistants in the labs and 10 secretaries, who deal with about 30,000 cases a year.

“We look into the cells – we extract DNA or even RNA and we look at very specific alterations in genes or levels of expression of genes,” Dr. Taniere says. Where companies like QIAGEN have been “extremely helpful and supportive, they’ve provided us with kits and equipment, which have been set up to work in what we have in routine practice – in terms of solutions allowing us to process tumor samples and kits targeting the specific alterations which we need.”

Since 2009, his team has done over 100 KRAS tests every month for colorectal cancer patients from the area, from many other hospitals in England and some referrals from abroad. BRAF is a gene that is tested in melanomas, so Dr. Taniere also processes more than 100 BRAF tests a month. “We also test 200 lung cancers for EGFR mutation. So in sum it has already become a big volume of tests that have to be processed, which is very exciting,” he says.

Adoption of companion diagnostics “is extremely vital and millions are invested. When it comes to diagnostics, it has to be fully validated, it has to be,” Dr. Taniere explains. Along with growing demand for molecular tests, this prompts many laboratories in this area to shift their entire workflows to automated solutions such as QIAGEN’s QIAsymphony RGQ,

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MAGAZINE | Breaking the code: companion diagnostics

~5,000

tests for the KRAS, EGFR and BRAF biomarkers a year show the need for laboratory automation.

which not only help to cope with rising test volumes but also ensure a higher comparability of results and minimize the risk of sample mix-ups.

Accordingly, all kits Dr. Taniere and his team use for the diagnosis need to have official validation such as the CE-Mark in Europe or FDA approval in the U.S. He sees the future as technology-driven and constantly evolving, while keeping with accepted standards – a widespread view that is reflected in QIAGEN’s efforts to further expand the menu of validated tests in Personalized Healthcare and other application areas.

Asked if he believes next-generation sequencing or multiplex testing will become the only way of the future, he replies, “I don’t believe one technique will replace everything – we need to cover all the patients, every type of tumor, every alteration – which makes it more exciting. But we need to have some companies with these wide panels of kits and techniques working and upgraded to follow the needs.”

Additionally, the challenge is to translate the vast amount of molecular information into actionable clinical decisions. “The KRAS test – for example – helps us to identify patients that will benefit from novel targeted treatments. But what do we do with the others?” Dr. Taniere states simply, “We don’t have three other drugs – so currently they go back to classical chemo which is not selective.” The issue is extremely complex. Dr. Taniere concludes with a question, “So with next-generation sequencing, I can test any tumor for everything I can possibly imagine. But what do you do, if the data is not validated and if you don’t have the treatment?”

Another trend he sees is an increasing focus on RNA: “Most of the kits now are assessing DNA alterations, but more and more we need information on the presence of the expression of fusion genes, because there are lots of targeted drugs under validation or already on the market, which are targeting not DNA alterations but chromosomal translocations – the kits we have at the moment don’t do that.”

On the ground level of the hospital is a waiting room for cancer patients, filled with people sitting patiently, waiting for their appointments with doctors, including Dr. Steven.

Glancing around, the visitors range from the regulars who are prepared, one clutching a book to read, a student trying to learn from her course book and others watching the clock. Reality dawns when a young couple emerges ashen-faced after talking to Dr. Steven, clutching papers and talking earnestly to the staff – who matter-of-factly advise the couple accordingly.

QIAGEN Annual Report 2012	33

120,000

patients a year come to the Queen Elizabeth Hospital Birmingham, England.

Upstairs is the cancer clinic, which is also run by Dr. Steven. The ward is a circular room with the nursing center in the middle, hospital beds lining the walls and comfy couches well-placed for the visitors returning for follow-up checks. The patients are good-natured and the atmosphere is homelike as the nursing staff is sunny, sympathetic and compassionate. The nurses talk quietly to those being seen to, and sometimes the brightly-colored curtains are drawn close around the beds. But mostly those visiting rest on the large leather chairs.

One of the patients is Allan Robbins, name changed to protect his privacy, suffering from rectal cancer and on the sixth day following surgery. Looking pale yet quietly confident, the older man is resting in his room in the ward, lying on his side and valiantly drinking a cooling cup of tea with a straw.

“I had symptoms and thought ‘It’s just hemorrhoids’ but eventually went to have it checked out,” he admits wryly. “In early June the GP checked me over and the week after that I was here. I had a series of scans, MRI and CT scans and biopsies to decide what the problem was and was referred to the oncologist who put me on a chemo- and radio-therapy course for five weeks. There was then quite a big gap and I recovered from it. I was going out and driving.” His process also included being tested for KRAS to help guide treatment options.

Asked what would make his life easier, Mr. Robbins thinks and replies, “If I had one person in charge of me, that would be nice.” With cancer treatment already heading toward use of multiplex testing and next-generation sequencing, the way of the future could well be to equip each patient’s physician with all of the information needed to evaluate options and select the best possible treatment.

Doctors are beginning to be in position to predict the outcome of treatments, Dr. Steven says. “Essentially we use a predictive marker – if people have KRAS mutations, we do not use these antibodies. If they are not KRAS mutated, then it becomes feasible to use them.” He continues, “It’s built into our clinical algorithms – it’s also built into our funding algorithms – we would not be permitted funding for using these expensive drugs if that’s mutated. Both our reimbursement system and our clinical decision-making are critically dependent on what goes on in our pathology department.”

Dr. Steven adds, “As we move forward with targeted treatments, then having this kind of molecular diagnostics becomes very important, both in terms of personalized medicine for patients and in terms of the way the funding works. It’s obvious to us all that we can’t afford everything under all circumstances, so stratifying medicine becomes increasingly important to healthcare and to our patients.”

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MAGAZINE | Breaking the code: companion diagnostics

Studies demonstrate that cancer drugs work only in about 25% of all patients. Companion diagnostics help to match the right therapy with the right patient.

QIAGEN Annual Report 2012	35

A view from inside the lab

AUTHOR: Przemek Jedrysik
PHOTOGRAPHY: Andreas Fechner

Automated platforms such as the QIAsymphony RGQ help diagnostic and research laboratories to increase efficiency and quality of results.

What’s important to a diagnostics laboratory? Ian Collacott of the Aberdeen Royal Infirmary wants to manage workflow with automation that enables his lab to get results for patients in a timely, cost-effective way.

Mr. Collacott, could you please briefly introduce your lab?

We provide microbiology and virology testing to about 600,000 people in Northeastern Scotland. The Department of Laboratory Medicine here at the Aberdeen Royal Infirmary has a staff of about 400, and the combined microbiology-virology lab has about 70-80 staff members. Overall, it’s a quite comprehensive regional virology and microbiology service. We process about 500,000 samples a year in microbiology, and around 60,000 blood and 12,000 other sample types such as swabs, urine or cerebrospinal fluid in virology.

What are the most frequently performed tests at your lab?

In blood testing, the most common tests would be for viruses such as hepatitis B (HBV), hepatitis C (HCV) or the human immunodeficiency virus (HIV). We also conduct a few thousand norovirus tests a year. In addition, tests are being done to screen patients who have undergone transplants for infections such as cytomegalovirus (CMV) or Epstein-Barr virus (EBV). We also have a large number of respiratory virus samples covering various pathogens, and these are around 5,000 a year.

How are these tests being performed?

We use a mix of immunological and molecular assays. Most of the molecular testing is done in a semi-automated process using various instruments from different vendors. However, we’ve started to transfer several tests to the QIAsymphony RGQ platform which has enabled us to greatly improve automation. We are already routinely using the artus HCV and HIV viral load test kits on this platform and have recently added the artus EBV and CMV kits as well. This is much easier than semi-automated workflows: We simply load the samples, start the extraction run for the nucleic acids of interest, and then tell the QIAsymphony what assay should be prepared. The only manual step is to load the ring holding the tests from the QIAsymphony AS to the Rotor-Gene Q for the real-time PCR process to

38	QIAGEN Annual Report 2012

MAGAZINE | A view from inside the lab

generate the test results. So there is very low hands-on time. The use of barcode readers and standardized software also means we have far less variability in test results and a far lower risk for mixing up samples.

When did you start using the QIAsymphony and what factors convinced you to choose this system?

We started evaluating the platform in late 2011 as one of the systems under consideration for a tender. We assigned scores for various factors such as the range of commercially available tests, their sensitivity, the sample processing capacity of the machines, their cost-effectiveness and other features. One of the main points for us was that the system must be “open,” meaning that it could automatically process both our own laboratory-developed tests as well as commercial kits. But the most important factor was convenience – we wanted a system where we just have to load the patient samples at one end and take the tubes off at the other end and load them into a real-time PCR cycler to generate the test results.

What does the split between automated and semi-automated tests look like?

Currently about one-third of the samples are processed on the QIAsymphony and two-thirds on the semi-automated set-up. So we still have a significant volume being done in a semi-automated manner.

But we’re trying to move more tests over to the QIAsymphony, because it requires less hands-on time from our staff and is also a more secure system. I think that we will keep expanding the test menu on the QIAsymphony during the next one to two years.

So you are trying to automate as much of your work as possible?

Yes, that’s correct. We want to avoid having a staff member sit down and manually pipette all these reagents and samples. The automation does it for you. I think that the way ahead is definitely for more automation, and this will help us to more efficiently produce results and cope with an increasing workload. It would be absolutely impossible for us to handle our current workload using only manual methods. Automation is absolutely essential, especially as there is an increasing demand to deliver more rapid test results in order to improve patient care.

When did you initially start using instruments for molecular testing? Is there a certain threshold in terms of volume when automation becomes attractive? For molecular testing, we started using automated extraction methods about six to seven years ago, and that was actually with a QIAGEN BioRobot. When we started doing real-time PCR tests, we first used a completely manual protocol. As soon as we

QIAGEN Annual Report 2012	39

»Automation is absolutely essential, especially as there is an increasing demand to deliver more rapid test results to improve patient care.«

reached about 20 samples a day, it became worthwhile to invest in an instrument. Processing this amount of tests a day using a completely manual method ties up a skilled person for the good part of the day, and the risk of contamination is far greater. So I would say that if your workload reaches about 100 samples a week, then you should be using automated methods. It is far more efficient, cost-effective and reliable than using manual methods.

How do you measure the efficiency of your workflow?

We have statistics on all of our tests. We know how many tests are being conducted, what test methods are used, and the time from receiving a sample to reporting the results. We also participate in surveys to benchmark our performance against other laboratories. We compare ourselves to other teaching hospitals in the United Kingdom and measure our efficiency in terms of cost per test, number of staff needed to perform a test, workload and other factors. The results show that we have a good system and efficient processes.

What areas do you see for improvement in lab automation?

It would be very desirable to have an even higher grade of flexibility in processing samples for molecular testing. Also, it is very important that we improve the integration of instruments into laboratory information systems, so that reports and test results are automatically loaded to the system. But I think that if we look at the history of automation over the last decade, we can see these needs already starting to be addressed. We started eight years ago with a fairly simple QIAGEN instrument that only did sample extraction, and today we have a very sophisticated instrument with QIAsymphony, which can automate the process from sample to result. So yes, I think manufacturers understand the needs of laboratories and are actively developing products to help improve our processes.

Mr. Ian Collacott

is the Chief Biomedical Scientist in Virology at the Aberdeen Royal Infirmary. He has worked in virology since 1974 and joined the institute in 1992. His broad interests include, in particular, molecular diagnostics, blood-borne and respiratory viruses. Since 2002 he has been an examiner in Virology for the Institute of Biomedical Science in the UK.

40	QIAGEN Annual Report 2012

MAGAZINE | A view from inside the lab

QIAGEN Annual Report 2012	41

Translating knowledge into medicines

AUTHORS: Victoria Fei and Richard M. Johnson
PHOTOGRAPHY: Andreas Fechner

A researcher at the Shanghai Clinical Research Center examines a library of clinical tumor samples.

Pharmaceutical R&D is focusing on translational medicine: moving new drugs “from bench to bedside.” When a global pharma company attacks liver cancer, QIAGEN and a network of partners add unique value.

Sitting in his office overlooking Nanjing Road West in Shanghai, one of the busiest streets in one of the world’s most bustling cities, Dr. Tao Jingsong brings a calm, passionate focus to his mission with Sanofi, a leading global pharmaceutical company.

As Sanofi’s Senior Clinical Research Director, Asia Pacific R&D, Dr. Tao is committed to creating new drugs that make a difference in the lives of people passing by outside. This mission has brought him into a dynamic new partnership with QIAGEN to advance healthcare for people in the region.

In 2012 QIAGEN launched an innovative Translational Medicine Center on Suzhou’s BioBAY life sciences campus to help pharma and biotech companies accelerate the development and commercialization of new therapies. Translational medicine is a rapidly emerging discipline that aims to move scientific knowledge more rapidly “from the bench to bedside.” New ways of working are being implemented to quickly create clinically relevant medicines from research breakthroughs, and advance them rapidly through development and regulatory approval processes to commercialization.

Sanofi is one of the first pharmaceutical companies to partner with this new QIAGEN initiative, which is supported by experts at QIAGEN’s center of excellence in molecular pathway analysis technologies in Frederick, Maryland. The collaboration focuses on a novel Sanofi compound in development for treatment of liver cancers linked to hepatitis B infections. The infection is considered a serious health threat in the region. In China alone, estimates indicate as many as 10% of the country’s 1.3 billion people have a hepatitis B infection, and 350,000 new cases of liver cancer are reported each year.

“Sanofi is good at making drugs, while QIAGEN has developed powerful tools for discovering and validating biomarkers and genetic mutations that are important in translational medicine,” Dr. Tao says. “QIAGEN and Sanofi have a common purpose, so our collaboration is a perfect match to meet the needs of patients.”

Strengths work for global pharma

QIAGEN has unique competitive advantages in this field covering the entire pharmaceutical R&D continuum. The scientific strengths, products and track record of QIAGEN span the drug discovery and development process from basic research and identification of drug targets, through preclinical testing, to clinical trials for safety and efficacy, on to regulatory reviews and into commercialization of companion diagnostics that guide the use of medicines.

“Drug discovery and development is changing at a rapid pace. Pharma companies are increasingly seeking to develop medicines targeting aberrations in molecular pathways and the underlying causes of diseases,” says Dr. Xiao Zeng, Vice President Genomic Assays and Content Development at QIAGEN Frederick. “Given the tough economic conditions and the number of medicines losing patent protection, pharma companies also are under pressure to improve R&D productivity and reduce

44	QIAGEN Annual Report 2012

MAGAZINE | Translating knowledge into medicines

costs. QIAGEN is increasingly seen as a global partner to support their initiatives to make R&D processes more effective and span the translational bridge from research labs to the clinic. In this way, we add value.”

As a pioneer in molecular biology, QIAGEN has developed experience at all stages of the R&D process. This expertise is built on a foundation of global leadership in Sample Technologies that enable the first steps in transforming a biological sample into valuable molecular information by isolating, purifying and stabilizing the target DNA, RNA or proteins.

Another competitive advantage for QIAGEN is the ecosystem supporting workflows, including software and bioinformatics. The online GeneGlobe portal, for example, offers access to more than 60,000 well-defined and characterized molecular assays – either preconfigured or customized – to expedite disease pathway analysis.

For preclinical analysis of drug candidates, labs are enhancing productivity by using automated workflows such as the breakthrough QIAsymphony modular platform, which offers sample-to-result processing of biological samples.

When a drug moves to clinical development, QIAGEN technologies are delivering valuable molecular information to characterize the health status of a patient. Assays targeting disease bio-markers are helping pharma R&D teams to design

» QIAGEN and Sanofi have a common purpose, so our collaboration is a perfect match to meet the needs of patients.«

clinical trials, select patients most likely to benefit from a compound, monitor disease progression and gain insights for future drug development.

In addition to offering workflow solutions based on real-time PCR, QIAGEN is developing a portfolio of products based on next-generation sequencing (NGS) technology. QIAGEN’s strategic goal is to make NGS, now limited mostly to life science research, a routine and cost-effective tool in clinical research and healthcare. The initiative seeks to address workflow challenges that currently hamper the adoption of NGS, particularly the time required for data analysis, sequencing costs and regulatory uncertainties.

QIAGEN Annual Report 2012	45

750,000

new liver cancer cases a year worldwide

A collaboration takes shape

The idea for the Sanofi-QIAGEN collaboration in translational medicine was sparked when leaders of the companies met at the World Economic Forum in Davos in January 2012.

In April 2012, QIAGEN’s Dr. Zeng and Richard Watts, Vice President of Companion Diagnostics Partnerships Americas, traveled to Sanofi’s R&D hub in Boston and met with 90 global R&D staff members to discuss how the two companies could translate an academic discovery in China into a promising pharmaceutical product.

The outcome of this meeting and further interactions with QIAGEN’s team in China was a collaboration that focuses on a novel compound under development by Sanofi with potential for treatment of liver cancer, an often-fatal disease. Nearly 750,000 cases of liver cancer were reported worldwide in 2008, with China accounting for nearly half of the cases. The World Health Organization estimates the mortality rate at more than 90%.

The Sanofi compound is a potential first-in-class agent for treatment of liver cancer that binds with specific cellular receptors to block a signaling pathway known to promote growth of blood vessels in tumors. The aim is to create a drug that “starves” the cancer cells.

Moving this compound into human clinical trials involves a common challenge in drug development: For genetic reasons, not everyone responds the same way to any particular drug.

“We need to find patients who can benefit from this treatment,” Dr. Tao says. “For treatment, first of all, we want to know what is the main mutation that is responsible, and then we can find a drug to target this mutation. Cancer is very complex. It could be one mutation. It could be multiple mutations. Everybody is different. We want to find a method to test patients.”

QIAGEN’s experience in creating assays to predict drug success has produced diagnostics for bio-markers such as KRAS, EGFR, BRAF and JAK2 – driving growth in Personalized Healthcare. The same skills are helping Pharma R&D teams achieve success in clinical development.

Sanofi’s R&D team quickly approved a collaboration with QIAGEN to help prepare for clinical trials, based on the Company’s experience in developing assays for biomarkers in several major cancers.

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MAGAZINE | Translating knowledge into medicines

Scientists at the Shanghai Clinical Research Center, one of QIAGEN's partners, are aiding the liver cancer project with Sanofi.

QIAGEN Annual Report 2012	47

»R&D is no longer just doing physical experiments in the lab. The focus is shifting to information that we are collecting from patients themselves.«

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MAGAZINE | Translating knowledge into medicines

The way forward is translational

Around the world, leaders in R&D are embracing translational medicine as the way forward – along with collaborations that connect companies and resources. The aim is to speed up the time to develop new medicines – more than 10 years – and improve productivity since the cost of developing a new medicine is estimated at more than $1.2 billion, according to a Tufts University survey.

“What we are doing here is developing and implementing a new strategy,” says Sanofi’s Dr. Tao. “Great research occurs not only inside a company, and we need to identify a lot of the exciting science occurring elsewhere. In China, where our mission is to address the diseases of the Asia-Pacific region, we don’t have our own lab. Our model is what we call Virtual Discovery, and we work with the best partners worldwide.”

Sanofi and QIAGEN are networking with several organizations as part of the collaboration. For example, the Shanghai Clinical Research Center (SCRC) provides a full range of clinical research and translational services – clinical trial management, third-party biobanking services, a central laboratory, data management and regulatory affairs.

QIAGEN provides about 70% of SCRC’s test kits, reagents and consumables in biobanking and translational research. Dr. Rongxing Gan, President and CEO of SCRC, says QIAGEN is far more than just a supplier since the organizations have highly complementary expertise. “To succeed in clinical research, we need companies like QIAGEN to support us,” Dr. Gan says. “And QIAGEN is winning from our collaborations as well. It is an excellent situation for all parties involved.”

The creation of these types of relationships is helping China become a global hub for Pharma R&D collaborations. The Sanofi-QIAGEN partnership draws upon expertise and capabilities at QIAGEN’s Translational Medicine Center in BioBAY as well as QIAGEN’s center in Frederick and other organizations around the world.

By combining cutting-edge drug development with advanced molecular technologies, QIAGEN and Sanofi are matching the right treatments with the right patients. Liver cancer patients in China will hopefully be the first to experience the benefits. The point of translational medicine, after all, is to improve the lives of patients.

“R&D is no longer just doing physical experiments in the lab. The focus is shifting to information that we are collecting from patients themselves, and we are working increasingly in a virtual environment,” Dr. Zeng says. “Our standardized assays then help to weed out the noise from basic research and quickly convert knowledge into useful clinical benefits for patients. This is how we are contributing and leading the industry in Translational Medicine.”

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New tool against an ancient enemy

AUTHOR: Richard M. Johnson
PHOTOGRAPHY: Andreas Fechner

Care Medicine

DR. AMEE PATRAWALLA treats tuberculosis patients, including latent TB infections identified by QuantiFERON-TB Gold In-Tube, in Newark, New Jersey.

»Tuberculosis is a global disease. Today you can go anywhere in the world in 20 hours. So if you want to control TB anywhere, you have to control it everywhere.«

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To protect patients and control the spread of tuberculosis, a world-class TB clinic replaced the antiquated skin test with QIAGEN’s innovative QuantiFERON-TB Gold In-Tube.

René, a 45-year-old man from Haiti, became very ill last summer while visiting his brother’s family in Newark, New Jersey. He began coughing uncontrollably, losing weight, growing more and more weak.

When relatives took René to a hospital emergency room, doctors quickly recognized the symptoms of tuberculosis (TB), one of the oldest and most stubborn infectious diseases. A chest X-ray showed tell-tale damage from this bacterial infection to his lung tissue. René was sent to the nearby clinic of the Global Tuberculosis Institute, where physicians started him on four high-powered antibiotics. TB is curable but demands a rigorous nine-month course of drug therapy.

At the same time, the TB clinic immediately sought out close contacts of René – seven relatives who share the house in Newark – and brought them in for screening with the most sensitive test available for latent tuberculosis infection, QIAGEN’s QuantiFERON-TB Gold (QFT). A sister-in-law, niece and nephew tested positive, placing them at high risk of developing active TB disease. All three went on a shorter three-month antibiotic regimen that kills the bacteria before it can develop into active disease.

René, his name changed to protect his privacy, is overcome by emotion when outsiders ask about his disease. He does not want other Haitians to learn of his illness because in his home country, which has the highest rate of TB in the Americas, the disease strikes fear into people’s hearts. René pours out his fears in Creole, while his sister-in-law speaks for him in English.

“In Haiti, when somebody gets TB, they often die. It costs a lot of money to get treatment, and most people cannot afford it. René is getting a lot of help here, a lot more than he would back home,” says his sister-in-law, who works as a nurse’s aide and periodically moves back and forth from Haiti with the family. “Once we found out about his condition, I quickly went to get my kids tested. I knew I needed to act fast to protect them.”

QuantiFERON transforms TB control

Protecting families, co-workers and others at risk from tuberculosis is what QuantiFERON-TB Gold does, and QIAGEN has emerged as a leader in the global effort to control TB.

QuantiFERON-TB Gold is a highly accurate modern method of screening for TB infection, and it has begun to rapidly replace the 105-year-old tuberculin skin test. Though still widely used, the skin test is fraught with shortcomings: subjectivity, a high rate of “false positives,” and the need for two patient visits to complete one test.

QuantiFERON-TB Gold avoids those issues and provides an early warning by aiding the detection of TB infection before it becomes an active disease. QIAGEN is expanding market acceptance for this unique technology following the August 2011 acquisition of Cellestis Ltd., the Australian biotech company that developed the QuantiFERON technology.

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One-third of the world’s population (2 billion) are estimated to have latent TB. Approximately one in 10 of them will develop active TB. As their contacts are infected, TB will spread – unless society implements effective TB detection and control.

Although tuberculosis can be cured, it remains difficult to eradicate. TB still rages in the poor countries of Asia, Africa, Eastern Europe and the Americas, killing more than 1 million people a year. Even in wealthy countries the ancient disease remains a threat for vulnerable groups of people – those who have recently been exposed to active TB or whose immune system is compromised.

“Tuberculosis is a global disease. Today you can go anywhere in the world in 20 hours. So if you want to control TB anywhere, you have to control it everywhere,” says Dr. Lee Reichman, Executive Director of the Global Tuberculosis Institute. He travels the world teaching TB detection, treatment and control. At home in Newark, his Institute’s clinic provides world-class diagnosis and treatment for TB.

One of the toughest aspects of tuberculosis is that its bacteria can lodge in a person’s lungs and stay “latent” (inactive) for months or years. About one-third of the earth’s population – 2 billion people – carry the TB bacteria in this latent mode, the World Health Organization says. About one in 10 people with latent infection will someday develop active, contagious TB – often when their immune systems are weak.

QuantiFERON-TB Gold detects latent TB with a novel and highly accurate technology, which enables potentially fatal pathogens to be identified before their DNA or RNA are present in amounts that can be measured with molecular technologies. This is achieved by analyzing blood samples to measure the body’s own immune response to any infection with TB bacteria. Authorities worldwide are embracing QFT to screen people who are particularly susceptible to developing active disease, as well as those who work or live with people who could be endangered if active TB emerges.

Global threat calls for TB screening

Two decades after the World Health Organization (WHO) declared tuberculosis a “global public health emergency,” the disease persists in spite of progress in the availability and quality of care. Around the world, 8.7 million patients developed active TB in 2011 and 1.4 million died – ranking tuberculosis second only to HIV among the deadliest infectious agents worldwide.

Tuberculosis is endemic in many developing countries and thrives amid malnutrition, cramped living conditions and diseases like AIDS that suppress the immune system.

Drug-resistant tuberculosis is a growing problem because patients in low-resource areas often stop therapy before finishing the demanding antibiotic regimen. Nonprofit groups and governments are fighting TB in developing regions by implementing WHO’s ambitious strategy for “directly observed therapy” – which means that a healthcare worker must be present for each patient’s daily dosing with antibiotics.

In the United States and Western Europe, incidence of active TB is relatively low thanks to a century of TB control programs. Treatment is spearheaded by public health organizations such as the Global

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QuantiFERON
A nurse in the clinic at the Global Tuberculosis Institute draws blood for the highly accurate QuantiFERON-TB Gold In-Tube diagnostic kit.

QIAGEN Annual Report 2012	55

Tuberculosis Institute’s clinic at the New Jersey Medical School in Newark. Protecting latent TB-infected patients from active disease – and preventing contagion – are top priorities in the modern war on TB.

The risk in industrialized markets is highest for specific, identifiable groups – and these are the people most in need of screening with QFT. The first line of containment is to identify and test contacts of active TB patients, who may have infected those around them. People with weakened immune systems – such as HIV-positive, rheumatoid arthritis and chemotherapy patients – are vulnerable to TB infection, whether from recent or past exposure, and can more readily develop the active disease.

Immigrants, international students and travelers, especially involving countries with a high TB burden, are statistically more likely to be infected with the TB bacteria. People living or working in cramped situations – prisoners and staff, military members, some members of other occupations – also are vulnerable.

Healthcare workers themselves are a high-priority target for screening because of the double risk: Nurses and doctors can face on-the-job exposure from patients with undiagnosed active TB, and if they progress to active TB they become a potential threat to other patients.

QIAGEN’s outreach strategy for QuantiFERON-TB Gold focuses on reaching these targeted groups through healthcare providers and employers. Dr. Reichman advocates a “screen and treat” approach that can diminish by about 90% the risk of latent TB patients developing active disease.

QIAGEN estimates the need for latent TB testing at 15 million tests per year in the United States and 50 million worldwide. Screening has only begun to address the need.

Tuberculosis goes to a school

When active TB surfaces in the general community – such as in a crowded workplace or school – Mark Wolman, program manager for TB control at the Institute in Newark, experiences his scariest moments. It may begin with a call to the public health hotline, which rings 10 feet from his desk, that a 17-year-old high school student has arrived in a hospital with signs of active TB.

“If they are contagious, we jump on it,” Wolman says. “We go to the hospital and talk with the patient and family about tuberculosis. Even if the disease is not yet confirmed, because bacteriology results can take weeks to come back, we want to make them aware of TB and how it works.”

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1.4 million

people worldwide die each year from TB

Wolman or his colleagues go next to the school – to communicate directly with students, teachers and parents and to develop a list of contacts of the sick student. The TB control officer draws seating charts in each class to see who was close enough to inhale droplets from a cough or sneeze. Students who share several classes or “hang out” with the sick student are more at risk. Teachers also can be vulnerable.

As many as 70 students and staff may be tested in a typical school outbreak. In a workplace, it’s often not that many, because workers have a limited number of close contacts. But schools need a lot of outreach, with letters and meetings to inform and motivate all stakeholders.

“Parents become very concerned, so we try to deal with their anxiety,” Wolman says. “At the same time we want to persuade anyone who is a close contact to get tested, and if they test positive to get treated for TB infection. Otherwise, they can walk around with this bacteria and maybe 20 years later something causes the immune system to be weakened – and they get active tuberculosis.”

New technology drives out old

For more than a century the tuberculin skin test was the accepted way of screening for TB infection, despite being subjective and difficult to use. Now QIAGEN has launched a market conversion strategy to replace the skin test with the QuantiFERON-TB Gold – more accurate, faster and more cost-effective.

Dr. Masae Kawamura, longtime head of tuberculosis control in San Francisco, joined QIAGEN in 2012 as senior director, medical and scientific affairs. The reason: QuantiFERON-TB Gold is making a difference.

“During my time as Director and TB controller of San Francisco, QuantiFERON transformed targeted testing and treatment of populations most vulnerable to TB in our city,” Dr. Kawamura says. “We were able to reduce TB rates and nearly eliminate transmission in homeless shelters, while cutting in half the positive rates in our community clinics.

“QuantiFERON provides the big opportunity to wholeheartedly implement U.S. TB-elimination screening guidelines with a test that is better, more believable and more operationally feasible than the skin test.”

The skin test, first used in 1907, involves injecting a small amount of material from TB bacteria under the skin of a patient’s forearm. Two or three days later, the patient is rechecked. A swollen or red bump may be read as “positive” for TB infection, but the interpretation is a judgment call.

QuantiFERON-TB Gold In-Tube, the third-generation QFT kit, starts by taking a sample of a patient’s blood in three vials: two holding specific TB antigens and one “control.” The vials go to a laboratory, which uses a sensitive enzyme-linked immunosorbent assay (ELISA) to measure the response – and to deliver next-day results.

Timing is important in TB screening. Some patients given a skin test do not return for the second visit, so the test is useless. With QFT, only one visit is needed to produce results.

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LATENT TB

•   TB bacteria in the body are walled off

•   Person cannot spread TB bacteria to others

•   Person does not feel sick

•   Chest X-ray usually normal

•   Sometimes has to be treated with medicine to prevent active TB

ACTIVE TB

•   TB bacteria in the body are active and spreading

•   Person can spread TB bacteria to others

•   Person usually feels sick

•   Chest X-ray usually shows damage to lungs

•   Always has to be treated with medicine to cure the disease and prevent spread to others

In addition, the skin test is unreliable in many immigrants because it cannot distinguish an immune reaction to TB bacteria from the BCG vaccine, which is widely used in regions with high TB burdens. QFT is accurate regardless of BCG vaccination.

The skin test yields “false positives” in 20% to 40% of patients – identifying them as infected with TB bacteria and leading to costly but unnecessary follow-up care. QFT positive readings are 99% correct.

“I think QuantiFERON should be used on everybody, but some people still do the old tuberculin skin tests,” says Dr. Reichman, whose Institute has been studying and using QuantiFERON for a decade.

“The only healthcare providers who do skin tests now are people who think that it’s cheaper. Actually, QuantiFERON saves money because it is much more specific, so patients who get a ‘positive’ are people who are really infected with the bacillus. With a more accurate test you have fewer cases to work up through visits to the doctor’s office and chest X-rays, both of which are very expensive.”

Already, leading U.S. laboratory chains have adopted QFT in screening for TB infection – converting from the skin test. The Centers for Disease Control has established this class of test as a benchmark for many patients, including BCG-vaccinated persons and those unlikely to return for a second visit.

Innovation focuses on new applications

QuantiFERON technology is expected to remain a significant growth driver for QIAGEN as anti-TB efforts convert to QFT. The market is far from fully penetrated, and new applications are under investigation.

QuantiFERON-TB Gold, for example, offers promise for screening patients who are candidates for many medications that suppress the immune system. Guidelines for TNF-alpha inhibitors – a widely prescribed class of drugs for rheumatoid arthritis – already require screening for latent TB. Treatments for cancer, HIV / AIDS, diabetes and other diseases may hold similar potential.

Meanwhile, QIAGEN is expanding its footprint in TB control. In 2012, QIAGEN and the Max Planck Institute for Infection Biology launched a collaboration to develop a follow-up test to predict which latent TB patients are likely to progress to active disease – a key question for doctors and patients.

“The ultimate point is to eliminate TB,” says Dr. Reichman. “To do that we need to effectively treat patients with the active disease through directly observed therapy. We need to screen for people with latent TB infection – and treat them so they don’t develop active disease. And we need a tuberculosis vaccine, which is coming, in my view, in five to 10 years. But, globally, we have a long way to go.”

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Public health representative Rebecca Stevens delivers tuberculosis medications to a patient in “directly observed therapy.”

50 million

patients a year need tests for latent TB infection

QIAGEN Annual Report 2012	59

Quicker results at the point of need

AUTHOR: Richard M. Johnson

A frightening complication in pregnancy, which may threaten the health of mother and baby, can be quickly diagnosed with QIAGEN's AmniSure ROM Test.

A pregnant woman facing a crisis. A suspected heart attack patient arriving at the hospital. QIAGEN’s emerging Point of Need portfolio provides urgently needed answers.

QIAGEN’s growing Point of Need portfolio taps into a powerful global trend: the demand for rapid, on-the-spot results from advanced testing technologies in healthcare and other fields.

By investing in innovation, acquiring new products and partnering with other companies, QIAGEN is expanding its platforms and content menu to provide testing in physician offices, emergency care, remote field areas and other settings demanding fast turnaround without the need for access to a laboratory to obtain results.

Working with nearly 100 partners around the world, QIAGEN is now providing “ultra fast” portable ESEQuant platforms to develop diverse applications for the Molecular Diagnostics and Applied Testing markets. In 2012 the ESEQuant Lateral Flow System gained its first regulatory approval in health-care, from China’s State Food and Drug Administration (SFDA), to analyze biomarkers for heart attacks in emergency room settings.

Also in 2012, QIAGEN added a growing diagnostic product to the Point of Need menu by acquiring the developer of the AmniSure ROM Test, a highly accurate assay that diagnoses a widespread complication of pregnancy.

Point of Need demand grows

In an era of real-time information and mobile communication, the desire to get fast, reliable results from advanced molecular and cellular tests is an emerging trend. Customers are increasingly turning to Point of Need testing in human healthcare, food safety and veterinary diagnostics.

“Testing at the point of need allows healthcare providers to decentralize diagnostics out of the laboratory, into the emergency room or onto the hospital floor and closer to the patient,” says Ruben F. Salinas, Vice President & General Manager of QIAGEN’s AmniSure International LLC. “The benefits of getting diagnostic results at the patient’s bedside include a quicker response and better decision-making, especially when dealing with life-threatening conditions.”

Point of Need diagnostics also have special applications in regions lacking laboratory infrastructure. In 2012 QIAGEN joined a collaboration to enhance healthcare in the world’s poorest countries, led by the Bill & Melinda Gates Foundation and Grand Challenges Canada. As part of the Point-of-Care Diagnostics Initiative, QIAGEN is creating a portable molecular diagnostics platform for low-resource regions.

Across multiple applications, QIAGEN is building a broad Point of Need portfolio as a growth driver in the Molecular Diagnostics and Applied Testing customer classes.

Quick answers for urgent concerns

A rapid, simple test from QIAGEN is easing worries for pregnant women who face a frightening complication known as Premature Rupture of Fetal Membranes (PROM), which may threaten the health of both mother and baby.

The suspicion of PROM arises when a woman has unusual amounts of vaginal secretions. If the watery discharge is due to a rupture in the protective amniotic sac, timely treatment with antibiotics and other

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Veterinarians in Cameroon use QIAGEN's ESEQuant Tube Scanner, an innovative Point of Need platform, to test livestock for animal diseases.

QIAGEN Annual Report 2012	63

30%

of all pregnant women need urgent, reliable diagnosis of whether they have premature rupture of their amniotic membranes

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MAGAZINE | Quicker results at the point of need

measures are needed to avoid serious infections and other complications. Conversely, if a patient is falsely diagnosed with PROM, this can lead to costly and unnecessary hospitalizations, medication and possibly a premature induction of labor.

Up to 30% of pregnant women in the United States are evaluated for PROM during pregnancy and about 10% actually suffer from the condition, yet the methods traditionally used to diagnose it are unreliable.

The easy-to-use AmniSure Test provides a definitive diagnosis of PROM in a few minutes, confirming or ruling out a leak of amniotic fluid without ever leaving the emergency room, birthing center or clinic.

QIAGEN added the AmniSure technology in May 2012 with the acquisition of AmniSure International LLC. In addition to expanding the Point of Need portfolio, the AmniSure product offers selling synergies with QIAGEN’s presence in the women’s health market as provider of the digene HPV Test, the “gold standard” in detection of human papillomavirus (HPV) for the prevention of cervical cancer.

Platforms for Point of Need applications

Since acquiring ESE GmbH in 2010, QIAGEN has worked with multiple partners to commercialize Point of Need applications on ESE’s pioneering optical measurement systems. Two platforms – the ESEQuant Lateral Flow Reader and ESEQuant Tube Scanner – provide rapid test results outside of the laboratory, identifying molecular targets or measuring proteins or small molecules with highest sensitivity.

ESEQuant devices are portable, the size of an office telephone, and battery-operated or plug-in. They can operate in remote rural areas without power or water – or in big-city institutions.

In 2012 QIAGEN announced an agreement with Lepu Medical Technology (Beijing) Co., Ltd., a leading medical device company in China, to provide ESEQuant Lateral Flow systems for use in emergency rooms with Lepu’s tests for five biomarkers for the diagnosis of acute myocardial infarction (heart attack).

China’s SFDA approved the system with Lepu’s cardiac assays, the first regulatory approval of ESEQuant technology in healthcare. Patients suffering heart attacks face the greatest risk of death in the first hour, so the need in emergency rooms is rapid response with appropriate treatments. The lateral flow platform and Lepu’s cardiac markers can confirm or rule out a heart attack within minutes, a lifesaving improvement compared to sending out blood samples to a laboratory for analysis.

The cardiac collaboration begins with an initial shipment of 750 ESEQuant instruments to Lepu, which will market the system to hospitals in China under the name LEPU Quant-Gold.

QIAGEN expects continued growth in the future from a deep pipeline of Point of Need tests currently in development, either internally or with commercial partners.

“We are providing our technologies to global players for a wide range of applications,” says Dr. Frank Krieg-Schneider, Vice President and Head of Global Strategic Alliances & OEM at QIAGEN. “ESEQuant instruments are being deployed in all walks of life, from drug abuse, to food safety and infectious diseases.”

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Creating new standards

AUTHOR: Sara Sharpe
PHOTOGRAPHY: Andreas Fechner

QIAGEN

A laboratory technician at Berlin's institut für produktqualität (ifp) prepares lasagne samples for authentification of its ingredients.

From the farm to the consumer’s fork, public health requires vigilance for food safety. QIAGEN is setting new standards with advanced veterinary and food testing technologies.

Throughout the morning, farmers arrive in their 4x4 vehicles in the tidy forecourt of a rural facility near Bakum, a small town in northern Germany, and hurry in to deliver samples from their livestock for testing. The unassuming building is a state-of-the-art veterinary diagnostic center, the Hannover University School of Veterinary Medicine’s Center for Epidemiology.

Specializing in diagnosing pigs and poultry, the center is well-known and respected by farmers and authorities for its analytical services – in fact, it also serves as a national certification body for other laboratories involved in monitoring for Salmonella infection. The lab is a valuable resource in an area with one of Europe’s largest populations of production animals.

On this day a farmer brings in two pigs showing severe neurological symptoms that are the suspected result of an infection. While these two animals’ individual fates are post mortem examination, the farmer hopes the center can tell him exactly what is afflicting the pigs, so that he can protect the rest of his herd with appropriate preventive action.

The head of the center, Dr. Thomas Blaha, Professor of Epidemiology and President of the International Society of Animal Hygiene, says advanced diagnostics play a vital role in veterinary medicine. Among the driving forces are the economic benefits of preventing the spread of disease compared to post mortem testing of herds, the need to reduce misuse of antibiotics in the food chain and concerns about the welfare of animals themselves.

“Good farming practices and biosecurity are essential to ensure animal welfare, food safety, public and environmental health, as well as good economic return, and diagnostics play an increasingly important role,” Professor Blaha says. “Animal health and welfare, in particular, are receiving more and more attention in light of new challenges created by changing husbandry practices such as mixing different animals with a varying immune status in larger herds.”

Animal health issues not only cause direct livestock losses and compromise animal welfare, but can lead to significant economic loss through diminished performance. The World Organisation for Animal Health (OIE) estimates that diseases in animals reduce global farm production by 20%. Rather than waiting until after a herd is devastated before finding out what killed the animals, farmers are now increasingly seeking early diagnosis to guide specifications they can take to halt an outbreak of illness.

The well-being of animals is interconnected with the health of humans. Although not all animal diseases are contagious or dangerous to humans, many byproducts from infected animals should not enter the food chain, so they must be detected as early as possible. More than 60% of the 1,400 pathogens known to affect humans are zoonotic and can affect animals and humans. The One Health movement – a strategy for integrating disciplines in healthcare for humans, animals, plants and the environment – is gathering momentum worldwide.

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Partners in veterinary diagnostics

QIAGEN has a growing, high-quality veterinary testing portfolio for the detection and monitoring of many animal diseases. In 2012, QIAGEN introduced 20 new veterinary test kits worldwide and saw a double-digit increase in corresponding sales.

“We carry out a wide variety of testing on live and dead animals, including both routine diagnostics and specific research projects. Each year, we examine up to 40,000 samples of all kinds of animal tissue using a wide variety of tests from bacterial cultures to PCR testing,” explains Andrea Düngelhoef, a qualified veterinarian and head of the molecular biology lab at the center. “PCR testing, such as that offered by QIAGEN, is definitely replacing our classical tests because results can be obtained much faster – 24 hours, as opposed to one to two weeks. PCR testing also allows us to explore the pathogen, even if it is dead, which is a major advantage.”

Professor Blaha sees diagnostics as key to further improving animal health. “With more knowledge about an individual animal’s immunity, explored via sensitive diagnostics, we could maintain better herd health,” he says. “And we can tackle major challenges, such as the overuse of broad-spectrum antibiotics for unspecified health conditions without proper diagnostic determination of the exact cause – and the ultimate development of antibiotic resistance in animals and humans. More frequent and sensitive diagnostic testing would identify the specific animal disease and allow appropriate treatment with a specific antibiotic.”

»PCR testing is definitely replacing our classical tests because results can be obtained much faster.«

From farm to factory

Ensuring the safety of our food throughout its production, processing and delivery is essential. Food-borne diseases cause significant numbers of deaths and widespread illness globally. Severe outbreaks can spread rapidly in the globalized food industry, threatening lives, disrupting food supply and causing severe economic loss. Widely publicized incidents are a reminder of the fundamental importance of food safety. Reliable monitoring needs to be implemented through the entire chain to prevent and control contamination, protect consumers and other stakeholders, and ensure adequate standards of animal health and welfare.

In recent decades, significant and continual progress has been made, including many changes in food safety measures. Improvements have been driven mainly by stakeholders within the long and

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As the supply chain for our food supplies has grown more complex and more global, QIAGEN's technologies help to protect the health of animals and consumers, as well as the economic vitality of food producers.

Producers

Laboratory

Veterinary and food laboratories demand reliable, fast and automated solutions capable of handling large sample volumes in a cost-efficient manner. QIAGEN meets these needs with more than 50 assays for various applications and automated solutions covering entire laboratory workflows such as the QIAsymphony RGQ.

Feed manufacturer

Testing for GMO and bacterial contamination (e.g. Salmonella)

Farm

Testing for animal diseases (e.g. Influenza, Classical Swine Fever, Bovine Viral Diarrhea)

Slaughterhouse

Testing for zoonotic pathogens (e.g. Campylobacter, Trichinella) and pharmaceutical residues (e.g. Antibiotics)

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Wholesale
Testing for chemical residues, GMO and food-borne pathogens.
Retail
Random testing for GMO and food-borne pathogens.
Healthcare
Testing for zoonotic pathogens and food-borne diseases
Consumer
Processing
Testing for zoonotic pathogens (e.g. Salmonella, Listeria) by multiple sampling and for meat authenticity
Retail
Testing for zoonotic pathogens and ingredient authenticity

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(1-20)
P
P

Samples await analysis at Hannover University's state-of-the-art veterinary lab, which helps local farmers to maintain the health of their animal herds.

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963,044,187

pigs produced worldwide in 2011

complex supply chain, such as food manufacturers and retail chains, and spurred by developments in science, technology and regulation.

Had the two pigs that appeared in the veterinary diagnostic center been healthy, they might have been sold to a company like Tönnies, a leading global producer of pork and beef products headquartered in Rheda-Wiedenbrück, Germany, not far from the veterinary diagnostic center.

Tönnies is a leading food-processing company that creates a significant number of meat products every day from pigs and cattle, and exports its products all over the world through its network of 25 international offices and 8,000 employees. It has a holistic view on animal health and food safety and is driven to achieve safety, animal health and welfare standards that exceed industry and market requirements, enabling the firm to achieve a premium for its products on the national and international markets. The layout of all production facilities strictly follows the rules of “Inline Production” – that is, slaughtering, deboning, processing and packing is managed at one place within a continuous chain of appropriate cooling and precise quality management.

To ensure safety throughout the meat preparation process, Tönnies implements a large number of precautions, including extensive diagnostic testing, as part of everyday routines. These are essential because many major safety and quality assurance systems have been put in place, for example, the QS-system and International Food Standard (IFS). Operations at Tönnies are carried out under constant monitoring by their own teams and by external, independent bodies.

In the future, Tönnies hopes for even more transparency in production and processing industries with regard to animal health, possibly requiring even more testing at the farm level, to further improve food safety and quality, animal health and welfare. To this end, the company has implemented a real-time data processing system which enables them to continuously monitor the quality of the animals received and provide feedback to farmers, who can then benchmark their performance and implement continuous improvement strategies.

“We would like to have a lot more information from our suppliers about their herd health, such as whether a herd is healthy, or if certain animals have received any treatment,” explains Josef Till-mann, General Manager at Tönnies. “After all, we ideally want to ensure that the animal is healthy when it comes to us and do not want to have to carry out additional tests. We have achieved this already with Salmonella monitoring. We were one of the first companies to implement this across the board. Today we have a really accurate overview of the Salmonella status of a farmer’s herd.”

Diagnostic technology and partnerships with innovative companies, such as QIAGEN, play an important role in achieving safety targets. QIAGEN’s food testing portfolio is based on real-time PCR technology and offers fast, highly sensitive and affordable tests that are validated and accredited by many leading food quality authorities.

“We are glad to have new techniques such as real-time PCR at our disposal for monitoring microbes because they enable us to detect germs at a much lower level – actually at a point that simply cannot be improved further – and speed our diagnostic

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procedures significantly. In the past, testing for Salmonella took at least three days. Now, we can obtain results with PCR in 20 hours. Without any doubt, this has marked a major step forward for us in terms of our processes,” Tillman says.

QIAGEN’s engagement in food safety testing is relatively recent, but the Company has invested significantly over many years to expand and transfer its expertise from other industries to the sector. For food safety testing during processing and distribution, QIAGEN already offers more than 30 real-time PCR tests and is continually expanding the range of tools available for highly specific and sensitive food safety tests. The latest addition to QIAGEN’s portfolio is a highly specific and sensitive test for detection of horse meat in food products, whose development was accelerated in the wake of the European food safety scandal involving convenience food. Sales of QIAGEN’s food testing portfolio rose at a strong double-digit rate in 2012.

New challenges for laboratories

The challenge of ensuring food safety is global and growing. The world’s population is predicted to exceed nine billion by 2050, putting extreme demand on food supplies. The need for animal protein alone is expected to double, and this enormous increase will bring expanding efforts to improve the quantity and quality of livestock production, its health and welfare. QIAGEN is committed to providing solutions in food safety and animal health.

With the burgeoning food industry facing increases in monitoring requirements, many food safety laboratories face higher volumes and added time pressures. Towards improving workflows, the QIAsymphony RGQ modular platform provides opportunities to automate laboratory procedures. In February 2012, QIAGEN launched a novel kit for automated DNA isolation from food samples on this platform to create new opportunities for food safety testing. By the end of 2012, the installed base of QIAsymphony systems has grown to more than 750 units, with Applied Testing laboratories accounting for the majority of the 30% of placements achieved in the Life Sciences business area.

The institut für produktqualität (Institute for Product Quality, ifp), is a large independent laboratory for food, feed and pharma analysis in Berlin, Germany. The institute is involved in numerous research projects and is the sort of establishment that might be commissioned to carry out routine testing to ensure the safety of products from processing companies, such as Tönnies.

“No other company offers an equivalent ‘one-stop shop’ in PCR testing for food. QIAGEN is setting new standards in food testing worldwide,” says Dr. Wolfgang Weber, head of ifp. “The PCR tests from QIAGEN are superior to traditional methods that we have used in the past at our institute, saving us a great deal of time with results available within 20-24 hours. They are also more reliable, which provides additional safety in food quality testing. By extrapolating the same basic technology, QIAGEN has created a wide range of possibilities for us to test for a whole range of pathogens, and even subtypes of each pathogen, animal diseases and Genetically Modified Organisms (GMOs).”

“With our company growing rapidly, the QIA-symphony is the perfect tool to automate testing, increase the turnover of samples that we can examine significantly and ensure even safer results through automation,” Dr. Weber continues. “With the assurance of enhanced performance and accuracy provided by QIAGEN’s machine, I literally sleep better at night!”

74	QIAGEN Annual Report 2012

MAGAZINE | Creating new standards

» Good farming practices and biosecurity are essential to ensure animal welfare, food safety, public and environmental health, as well as good economic return.«

QIAGEN Annual Report 2012	75

Emerging markets driving growth

AUTHOR: Richard M. Johnson

São Paulo, Brazil, with 20 million people, exemplifies modern cities in emerging markets, where growing middle classes drive demand.

To share in emerging markets’ rapid growth, QIAGEN focuses on the specific needs of local research communities and the growing middle-class – and strategically builds a presence in each country.

Around the world QIAGEN is enhancing performance through a strategic initiative to expand its geographic presence – especially in high-growth emerging markets. The Company’s top seven emerging markets – Brazil, China, India, Mexico, Russia, South Korea and Turkey – contributed 12% of net sales in 2012 and continued to grow at a double-digit rate.

The ongoing expansion of QIAGEN’s presence in emerging growth markets is about more than participating in their economic momentum. Societal changes in developing countries are driving growth in demand for advanced diagnostics in healthcare and molecular technologies in life sciences.

“These economies are growing so much that poor people are increasingly moving into the middle class. In Brazil, for example, 40 million people shifted from poverty into the middle class between 2003 and 2011. So people who in the past were not in a position to pay for healthcare now can afford it, which drives up the level of diagnosis and treatment,” says Sandra Reiser, QIAGEN’s Vice President for Latin America.

“Our Life Sciences business is benefiting from public investment in research, because governments in emerging markets know that if you want to become a developed country you must have budgets to support technology. There is a lot of interest in technologies for research.”

Reiser grew up in Brazil, studied biomedical science in São Paulo, progressed through sales and management roles in international healthcare companies and joined QIAGEN five years ago. So she has had a close-up view of the emergence of markets like Brazil.

“We have three times the revenue now in Latin America that we had in 2008,” Reiser says. “The teams we have created are motivated, selling a whole range of products, and we continue to expand our position.”

Emerging markets defy stereotypes

Latin America and other developing regions are a study in contrasts. For example, the business environment within Brazil, Latin America’s largest market with 190 million people, varies widely from the megacities along its southern coast to the rainforests of the Amazon River Basin in the north.

“Greater São Paulo has 20 million people, and it’s modern and globally connected. Our hospitals are advanced, and the laboratories are centralized and highly automated,” Reiser says. “One of our major customers in Brazil, DASA S.A., is the fourth-largest laboratory in the world – and it is equipped with QIAsymphony instruments. We are working at the forefront of technology in this country.”

QIAGEN in Brazil is providing companion diagnostics for the treatment of cancer, tests for HIV and other diseases, and the “gold standard” digene HPV Test to screen women for human papillomavirus (HPV), the primary cause of cervical cancer. The Company also has close relationships with academic and industry scientists using state-of-the-art molecular testing for research.

The undeveloped areas of the Amazon, on the other hand, have little infrastructure – but QIAGEN is

78	QIAGEN Annual Report 2012

MAGAZINE | Emerging markets driving growth

engaged in these regions as well. For example, a new high-performance molecular diagnostic from QIAGEN, the careHPV Test, is the world’s only HPV assay designed specifically for low-resource areas. The assay is easy to administer, needs no laboratory or refrigeration, and runs on instruments that are well-suited to rural travel. Medical teams visit remote villages along the Amazon and its tributaries – by boat or by pickup truck – to screen women with careHPV and provide urgently needed treatment for those at risk for cervical cancer.

“Lives are being saved with this test. In big cities with fully equipped laboratories the digene HPV Test is ideal, but in the Amazon region the careHPV system is the perfect match. By meeting this need QIAGEN has a great entrée to emerging markets,” Reiser says.

Strategy builds QIAGEN presence

A long-term strategic commitment to invest in rapidly growing markets is paying off for QIAGEN. Ten years ago the Company had a direct sales presence in only nine countries. Today, QIAGEN is active in more than 35 markets.

QIAGEN’s strategy for emerging markets follows a dynamic pattern. The Company starts by targeting attractive markets based on size, growth, and funding of healthcare and life sciences. Typically QIAGEN names one or more exclusive distributors to begin selling products and building relationships.

Reiser says the door-opener may be a diagnostic assay targeting an infectious disease such as Tuberculosis, HPV, dengue or other pathogens that are endemic to the country. Or QIAGEN may gain a foothold through life science researchers, who are likely to know the global reputation of its technologies.

As the business takes hold QIAGEN hires its own sales and service people, experienced in the specific markets. When the scale and growth potential justify further investment, QIAGEN will establish a direct presence by opening a local subsidiary or acquiring one or more companies in the country.

The final stage is to increase market penetration over time through partnerships, new products and regulatory approvals.

Expansion builds on success in China

In China, QIAGEN’s sales have grown rapidly since establishing a direct presence in 2006 – its first emerging market. In 2012 China contributed more than 5% of total sales, with approximately 400 employees supporting commercial, R&D and manufacturing operations.

QIAGEN continues to increase market penetration in China, driving the success of instrument platforms including the QIAsymphony system and expanding the content menu to add applications in healthcare and life sciences.

In 2012 the State Food and Drug Administration (SFDA) approved QIAsymphony SP for automated sample preparation and QIAsymphony AS for assay setup workflows. With the 2010 SFDA clearance of the Rotor-Gene Q real-time PCR thermocycler, QIAGEN now offers customers in China the full QIAsymphony RGQ modular system.

QIAGEN Annual Report 2012	79

» People who in the past were not in a position to pay for healthcare now can afford it, which drives up the level of diagnosis and treatment.«

80	QIAGEN Annual Report 2012

MAGAZINE | Emerging markets driving growth

+20%

QIAGEN’s top emerging markets

Sales grew more than 20% in these seven markets in 2012, excluding a major product tender in 2011

In 2012 QIAGEN also achieved Chinese regulatory approval for the careHPV Test. Commercial launch of the careHPV Test has begun in a large segment of the Chinese market that lacks the access to the level of laboratory infrastructure enjoyed by top-tier hospitals already using the digene HPV Test.

Partnering with Chinese companies and research institutes multiplies QIAGEN’s presence. Under a 2012 agreement, for example, QIAGEN will supply Lepu Medical Technology (Beijing) Co., Ltd., an initial 750 ESEQuant Lateral Flow Systems for use in emergency rooms. The platform will run Lepu’s tests for a set of novel markers that detect myocardial infarction (heart attack). The SFDA granted the ESEQuant lateral flow technology its first approval globally for an application in human healthcare.

Also in 2012, QIAGEN launched a joint venture with the BioBay life sciences campus – home to more than 200 domestic and foreign companies in clinical research, drug discovery and related fields. The partnership already has begun to yield collaborative relationships.

Building relationships with the best

The human side also is critical to success in emerging markets: QIAGEN seeks the best people, with “on the ground” experience, to build relationships in countries and across regions.

For example, employees of Buenos Aires-based Tecnolab, an exclusive distributor in Argentina, take part in online training and webinars on QIAGEN products, in addition to frequent calls at the management level. “Communication between Tecnolab and QIAGEN has been very good. This helps in solving problems and making decisions,” says Martin Hunter, commercial manager for Tecnolab.

Gerardo Montenegro, general manager of Capris Medica, a Central American distributor based in Costa Rica, says QIAGEN brings experts on cancer diagnostics and other topics into his markets and keeps him up to date with emails and conference calls. “Something I really like in this relationship is that we are in constant contact with QIAGEN,” he says. “We work with 12 to 15 different companies, and with no other company do we have anything close to the level of communication we have with QIAGEN.”

The emphasis on communication is strategic. “How we set up these relationships is the key to our success,” Reiser says. “We put distributors together with QIAGEN’s team, bring them into sales meetings and training, to help them know that they are part of QIAGEN – an extension of QIAGEN. We develop customer relationships alongside our distributors.”

QIAGEN Annual Report 2012	81

2012 REVIEW

Overview
84	The Executive Committee
86	Common Shares

Management Report
93	Business and Operating Environment
107	Opportunities and Risks
116	Performance Review
125	Human Resources
127	Future Perspectives

Corporate Governance Report
133	Corporate Structure
133	Managing Board

135	Supervisory Board
139	Share Ownership
141	Additional Information

Financial Results
150	Consolidated Financial Statements
158	Notes to Consolidated Financial Statements
201	Auditor‘s Report

Service
204	QIAGEN Key Figures
206	Glossary
211	Service

THE EXECUTIVE COMMITTEE

PEER M. SCHATZ

Chief Executive Officer

Managing Director

Joined QIAGEN in 1993 as Chief Financial Officer and was appointed a Managing Director in 1998 and CEO in January 2004. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz and Computerland AG, as well as in leadership positions at various startup companies in Europe and the U.S. He graduated from the University of St. Gallen, Switzerland, and obtained an MBA in Finance from the University of Chicago. Through January 2012, he served as a member of the German Corporate Governance Commission. He is a board member of the U.S. industry associations AdvaMedDx and ALSSA. He is also chairman of the Board of Directors of QIAGEN Marseille (formerly Ipsogen S.A.).

ROLAND SACKERS

Chief Financial Officer

Managing Director

Joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom- Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany, after studying business administration. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a publicly listed producer of immunological tests for research and diagnostic applications in the United Kingdom, as well as member of the board of directors and head of the audit committee of QIAGEN Marseille (formerly Ipsogen S.A.).

DR. DIETRICH HAUFFE

Senior Vice President,

Life Sciences Business Area

Joined QIAGEN in 2010 as Vice President Marketing, Applied Testing, was promoted to Vice President Marketing, Life Sciences, in 2011 and to Senior Vice President, Life Sciences Business Area, in 2012. Dr. Hauffe entered the industry in 1993 as a product manager with Dionex and held positions of increasing responsibility. From 1997 to 2000 he was a senior product manager in automation for QIAGEN. He returned to Dionex as General Manager for Germany and in 2006 was appointed Vice President Global Marketing and Business Development for Dionex in Sunnyvale, California. He holds a degree in Genetics / Biochemistry from the University of Cologne and a Ph.D. from the Max-Planck-Institute of Plant Breeding, Cologne. He did postdoctoral work at the University of British Columbia in Vancouver, Canada, and taught at the University of Freiburg from 1991 to 1993.

DOUGLAS LIU

Senior Vice President,

Global Operations

Joined QIAGEN in 2005 as Vice President Global Operations. He heads Manufacturing, Supply Chain Management, Quality Assurance, Quality Control and Regulatory and Clinical Affairs at QIAGEN. Mr. Liu has thirty years of experience in the life sciences industry and previously worked at Bayer Healthcare, Chiron, Abbott Labs and Washington University. He has worked in the United States and Europe with leadership roles in R & D, Manufactur- ing, Strategic Planning and Program Management. Mr. Liu has an MBA from Boston University and a BS from the University of Illinois, Urbana. He is a member of several non-profit boards including BioHealth Innovation, Inc. and MBDC, which are public private partnerships focusing on developing the life science industry.

84	QIAGEN Annual Report 2012

OVERVIEW | The Executive Commitee

DR. HELGE LUBENOW

Senior Vice President,

Molecular Diagnostics Business Area

Joined QIAGEN in 1997 as a scientist in the instruments division and held progressively more senior management positions in Research and Development and Marketing. From 2008 until 2010 Dr. Lubenow was based in Australia and served as Vice President Operations Automated Systems, leading the integration and further development of QIAGEN’s real-time PCR platform, an integral part of the revolutionary QIAsymphony RGQ system. In 2011 she was appointed Vice President Molecular Diagnostics Business, and in 2012 she was named Senior Vice President to lead the Molecular Diagnostics Business Area. Dr. Lubenow graduated with a degree in Molecular Biology from the University of Giessen, Germany, and obtained her Ph.D. in Genetics from the University of Cologne, Germany.

DR. ULRICH SCHRIEK

Senior Vice President,

Corporate Business Development

Joined QIAGEN in 1997 and was appointed Vice President Corporate Business Development in 2000. Dr. Schriek previously held sales and marketing positions at Pharmacia Biotech. He earned a degree in Biology and obtained his Ph.D. in Biochemistry from the Ruhr University in Bochum, Germany. Dr. Schriek is a member of various industry panels and organizations, including the World Economic Forum Technology Pioneers Selection Committee and the Nanobiotechnology Initiative started by the German Federal Ministry of Education and Research.

DR. THOMAS SCHWEINS

Senior Vice President,

Human Resources, Strategy & Marketing Services

Joined QIAGEN in 2004 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005. In late 2011, Dr. Schweins also assumed responsibility for Human Resources. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as Technology Manager, and later as an Assistant to the Management Board, at Hoechst /Aventis. Dr. Schweins earned an M.Sc. degree in biochemistry from the University of Hanover. He obtained his Ph.D. at the Max Planck Society and received an M.Sc. from the University of Southern California in Los Angeles, where he studied business administration and chemistry.

BERND UDER

Managing Director,

Senior Vice President, Global Commercial Operations (until December 31, 2012)

Joined QIAGEN in 2001 as Vice President Sales and Marketing and was appointed a Managing Director and Senior Vice President Sales and Marketing in 2004. Mr. Uder became Senior Vice President Global Sales in 2005 following a restructuring of the sales and marketing organization. He retired at the end of 2012 from his Managing Director and Senior Vice President Global Commercial Operations position. He continues to work with QIAGEN in an advisory role. During his career at QIAGEN, Mr. Uder led the global transformation of the sales organization through a multi-channel strategy targeting the four customer classes and supported a six-fold increase in sales since 2001. Before joining QIAGEN, he served as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President Global e.business with Amersham Pharmacia Biotech.

BENEDIKT VON BRAUNMÜHL

Senior Vice President,

Global Commercial Operations (effective January 1, 2013)

Joined QIAGEN in 2008 as Vice President Latin America and became Director Corporate Business Development and Interim General Manager at QIAGEN Italy in 2009. In 2010 he was appointed Vice President Emerging Regions and Second Channels. He was named Senior Vice President to lead Global Commercial Operations beginning in 2013. Mr. von Braunmühl started his career at AstaMedica and has held various marketing and sales positions in the healthcare industry as well as in investment banking. He holds a Bachelor Degree in Business Administration from the Graduate School of Business Administration in Zurich, Switzerland.

QIAGEN Annual Report 2012	85

COMMON SHARES

QIAGEN was one of the best-performing shares in 2012 among companies in the molecular diagnostics and life science tools industry sector, rebounding after falling under pressure in 2011 amid global economic turbulence. During 2012, QIAGEN made significant progress on initiatives to drive innovation and growth despite a challenging macro environment. Our senior executives and Investor Relations team communicate proactively and openly with the financial community.

United States

Market	NASDAQ
Segment	NASDAQ
Global Select Market
Ticker	QGEN
ISIN	NL0000240000

Germany

Market	Frankfurt Stock Exchange
Segment	Prime Standard
Ticker	QIA
WKN	901626

Capitalization Dec. 31, 2012

Market	$ 4.26 billion
capitalization
Shares	234,543,793
outstanding
Free float	97%

Market Environment

Equity markets around the world performed well in 2012, reaching levels not seen in a few years despite concerns about macroeconomic trends in Europe and the U.S. In the U.S., the benchmark S & P 500 index gained 13%, and in Europe most stocks rebounded from their 2011 lows sparked by the Greek debt crisis. The DJ STOXX 600, which represents the 600 largest companies in this region by market capitalization, rose 14%, while Germany’s DAX index of the 30 largest companies in this country advanced 30%.

The molecular diagnostics and life sciences tools segment continued to be affected by key end-market challenges, such as restrained R & D investment among pharmaceutical companies and austerity in government budgets in certain parts of Europe and the U.S., as well as continued high unemployment in the U.S., which dampens patient utilization of physician services and diagnostic tests.

Amid a challenging macro environment, QIAGEN exceeded its full-year 2012 sales and adjusted earnings targets, and made significant progress on initiatives to drive innovation and growth, which fueled demand for QIAGEN’s products across all customer classes and regions. These initiatives – designed to improve efficiency and effectiveness – involved reallocating resources with the goals of improving profitability while also enhancing shareholder value and maintaining financial flexibility.

Listings in the U.S. and Europe

QIAGEN’s common shares have been registered and traded in the United States since 1996 on the NASDAQ Global Select Market (NASDAQ National Market prior to July 2006) and in Germany since 1997 on the Frankfurt Stock Exchange (and the Prime Standard segment since its launch in 2003). Dual listing on NASDAQ and the Frankfurt Stock Exchange provides advantages for QIAGEN, our shareholders and employees since dual listing enlarges the potential market

86	QIAGEN Annual Report 2012

OVERVIEW | Common Shares

opportunity and increases liquidity for our shares. Unlike American Depositary Receipts (ADRs), QIAGEN’s shares provide equal corporate rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.

Share Price and Liquidity

QIAGEN’s common share price rose significantly in 2012, ending the year at $18.15 (+31%) on NASDAQ and at €13.75 (+29%) on the Frankfurt Stock Exchange. At the same time, QIAGEN’s common shares provided high liquidity during 2012, with an average daily trading volume of approximately 1.5 million shares (1.0 million on NASDAQ and 0.5 million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). The average daily trading volume for QIAGEN shares was lower in 2012 compared to 2011, as were the overall equity market volumes in both the U.S. and Germany. As of December 31, 2012, the free float, which affects weighting of QIAGEN shares in various indexes, was approximately 97%.

Index Membership

QIAGEN is one of the largest constituents of Germany’s TecDAX, a stock index that tracks the 30 largest German companies from the technology sector not included in the benchmark DAX index. As of December 31, 2012, QIAGEN held the No. 1 position among the TecDAX constituents based on market capitalization and trading volume.

In June 2011, QIAGEN was added to the U.S. large-cap Russell 1000 and broad-market Russell 3000 indexes. The Russell 3000 index measures performance of the 3,000 largest companies in the U.S. The Russell 1000 index is a subset of the Russell 3000 index and includes approximately 1,000 of the largest securities based on a combination of their market capitalization and current index membership.

QIAGEN Annual Report 2012	87

Furthermore, QIAGEN shares are included in other U.S. and European stock market indexes.

Shareholder Structure

QIAGEN has a truly global investor base comprised of more than 300 identified institutional investors. Approximately 53% of QIAGEN identifiable shares are held in North America and approximately 38% in Europe. BlackRock, Inc., United States, owns approximately 6.0%(1) of common shares, as of December 31, 2012, or approximately 14,198,775(2) shares. QIAGEN’s shareholder base has undergone a transition in recent years from significant holdings by “Growth” style investors toward investors with a “Growth at a Reasonable Price” (GARP) or “Value” orientation. Members of the Managing Board and the Supervisory Board in total held approximately 3.4% of QIAGEN’s outstanding common shares at the end of 2012.

Annual Shareholders’ Meeting

At the 2012 Annual Shareholders’ Meeting, shareholders voted in favor of all resolutions proposed by the Board of Directors, and in many cases with majorities above 95% of shares present at the meeting. Shareholders present or represented at the meeting held on June 27, 2012, in Venlo, the Netherlands, held approximately 129.2 million shares, or 54.8% of the approximately 235.6 million issued and outstanding common shares of QIAGEN as of the record date for the meeting. Details of attendance and voting results from our Annual Shareholders’ Meeting are available at www.qiagen.com.

Investor Relations and Transparency

QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our strategies, performance and prospects.

In 2012, these efforts to address the needs of the financial community were recognized in the annual Thomson Reuters Extel Awards, with QIAGEN ranking among the top 3 European medtech / biotechnology companies. QIAGEN also ranked among the top 3 for IR Professional among all TecDAX companies in 2012 by DIRK, the association for Investor Relations in Germany.

[1]	The percentage ownership was calculated based on 236,486,584 Common Shares outstanding as of December 31, 2012.

[2]

BlackRock, Inc., has sole voting power and sole dispositive power over all 14,198,775 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 5, 2013, which reported ownership as of December 31, 2012.

88	QIAGEN Annual Report 2012

OVERVIEW | Common Shares

Key Share Data as of December 31, 2012

	2012	2011
Total equity (in $ thousands)	2,724,363	2,557,798
Issued shares
Outstanding shares at December 31 (in thousands)	234,544	234,221
Weighted-average number of common shares outstanding – basic (in thousands)	235,582	233,850
Weighted-average number of common shares outstanding – diluted (in thousands)	240,746	239,064
Year-end market capitalization (in $ million)	4,257	3,234

Year-end market capitalization (in € million)	3,225	2,494

NASDAQ

	2012	2011
Year-end price	$18.15	$13.81
High	$19.41	$22.20
Low	$14.05	$12.47

Average daily trading volume (in shares)	980,982	1,877,296

Frankfurt Stock Exchange (XETRA)

	2012	2011
Year-end price	€13.75	€10.65
High	€14.79	€15.12
Low	€10.70	€9.25

Average daily trading volume (in shares)	477,706	830,955

Our leaders recognize the importance of maintaining close relationships with investors and analysts. QIAGEN executives presented at approximately 35 brokerage conferences around the world in 2012. In addition to meetings during these conferences, QIAGEN executives participated in more than 200 visits to institutional investors in Europe, the United States, Canada, Asia and Australia during the year, and also were involved in numerous telephone calls. In total, these activities resulted in more than 1,000 direct discussions with investors and analysts.

QIAGEN held in-depth conference calls to discuss quarterly results during 2012. All QIAGEN-hosted investor presentations are accessible as webcasts on www.qiagen.com.

More than 30 analysts from international brokerages followed QIAGEN in 2012. At the end of 2012, approximately 32% of the analysts covering QIAGEN recommended buying QIAGEN common shares, while approximately 56% had a “hold” or “neutral” rating and 12% had a view of “sell” or “underperform.”

QIAGEN Annual Report 2012	89

Management Report

93	Business and Operating Environment

107	Opportunities and Risks

116	Performance Review

125	Human Resources

127	Future Perspectives

MANAGEMENT REPORT Business and Operating Environment

MANAGEMENT REPORT

Business and Operating Environment

Overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids – biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use kit, QIAGEN has expanded to become the global leader with a broad offering of molecular technologies, including related automated systems.

Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world. Net sales of $1.25 billion in 2012 were composed of consumable kits and other revenues (86% of sales) and automated systems and instruments (14% of sales).

QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in Molecular Diagnostics, now our largest customer class, accounting for 49% of net sales in 2012. The commercial applications of molecular technologies are transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies.

With a focus on innovation, QIAGEN markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.

Operating Environment in 2012

Economic Environment

In 2012 an uneven global economy and uncertainties in the near-term outlook kept QIAGEN’s business environment challenging and affected demand for our products in some geographic regions. The pace of economic growth slowed around the world, and the Euro area was in recession in 2012. Challenges in the broad economy included the sovereign debt crisis and austerity measures in Europe; fiscal negotiations and policy uncertainty in the United States; political turmoil and armed conflicts in the Middle East and North Africa; and deceleration in the still rapid growth of emerging markets such as China and India. For 2012, the Gross Domestic Product (GDP) in the 20 largest economies (known as “the G20”) grew an estimated 2.8%, slower than the

QIAGEN Annual Report 2012	93

3.8% growth in 2011 and the 5% expansion in 2010, the first year of recovery after the financial crisis and recession of 2008-09. For 2013, most analysts believe policies in the U.S. and Europe have averted an acute crisis but gradual economic improvement is the most likely scenario.

Industry Environment

Industry developments affecting specific customer classes also have an influence on demand for QIAGEN products. In 2012, lingering economic weakness and unemployment in the U.S. and Europe dampened utilization of healthcare services and diagnostic tests. In HPV testing in the U.S., QIAGEN faced pricing pressures amid increased competition. Customers in Academia faced limitations on public investments in life science research as fiscal austerity efforts by many governments threatened spending and grants for laboratories. In the Pharma industry, many companies continued to reduce spending and cut staff and projects amid consolidation and pricing pressures. On the other hand, the long-term growth trend in molecular technologies remains intact. Genomic information is transforming the practice of medicine, and healthcare providers are increasingly relying on molecular testing to diagnose diseases and guide treatments. Healthcare cost pressures support movement toward increasing lab efficiency through automation and use of standardized molecular diagnostics such as those provided by QIAGEN. Researchers in Academia and Pharma are using gene-based approaches to explore diseases and new ways to treat them, as well as to accelerate and manage clinical research. Technological breakthroughs such as the emergence of next-generation sequencing drive change in the industry, as well as demand for new products. Public and private users also continue to find new applications for DNA testing to solve crimes, improve productivity and safeguard food supplies.

Recent Developments

QIAGEN achieved a number of recent strategic milestones in the development of our business:

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and beneficial to our presence in women’s health. AmniSure provided a new growth driver for QIAGEN in 2012 as we integrated this Point of Need product into our commercial operations.

•

In June 2012, we unveiled an initiative to enter the next-generation sequencing (NGS) market by creating an innovative sample-to-result NGS workflow designed to enable the routine use of this breakthrough technology in areas such as clinical research and molecular diagnostics. Adoption of NGS beyond life science research has been hampered by workflow challenges related in part to the larger number of samples processed in clinical settings. Our highly automated NGS offering will integrate a range of QIAGEN consumable and automation solutions, as well as components accessed through partnerships or acquired, including our acquisition of Intelligent Bio-Systems, Inc. in early 2012. Development of our unique GeneReader NGS benchtop sequencer, addressing many challenges for customers in clinical research and diagnostics, is on track. In late 2012 and early 2013, QIAGEN has launched 15 NGS products, all “universal” or compatible with any NGS platform, to enhance pre-analytical sample preparation, DNA library preparation and detection of targeted cancer genes. We plan to begin placing QIAGEN NGS workflows with selected customer groups during 2013.

•

A landmark addition of test content was achieved in July 2012 when we received U.S. regulatory approval for our therascreen® KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. Leading U.S. laboratories covering approximately half of the current KRAS testing volumes in the U.S. adopted the therascreen® KRAS test by year-end. The first therascreen® companion diagnostic approved by the Food and Drug Administration (FDA) marked a milestone in global expansion of our Personalized Healthcare franchise, building on success in Europe and Japan, where we offer a range of companion diagnostics. In January 2012, for example, our therascreen® EGFR Mutation Detection Kit RGQ was approved in Japan to guide treatment of cancers targeted by certain anticancer drugs. In late 2012, the therascreen® EGFR RGQ PCR Kit was submitted to the FDA to guide treatment with afatinib, an investigational oncology compound developed by Boehringer Ingelheim that was granted FDA priority review status in January 2013.

•

Our QIAsymphony platform achieved several milestones as placements exceeded the target of 750 installed systems by year-end 2012. In July 2012, one of the modules in the QIAsymphony family, the Rotor-Gene Q MDx real-time PCR cycler, received U.S. regulatory approval for use with our KRAS companion diagnostic kit, following clearance earlier

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in the year to run our influenza A / B test kits. Also in July, the QIAsymphony RGQ platform received validation from an independent food safety group, the AOAC Research Institute, to run our mericon® Salmonella spp. kit in an automated workflow from food sample to final result. In 2012, China’s State Food and Drug Administration (SFDA) approved QIAsymphony SP for automated sample preparation and QIAsymphony AS for assay setup workflows. With the 2010 SFDA clearance of the Rotor-Gene Q real-time PCR thermocycler, QIAGEN now offers customers in China the full QIAsymphony RGQ modular system.

•

In September 2012, our emerging Point of Need franchise reached a milestone with the first regulatory approval in healthcare for the ESEQuant Lateral Flow System, a portable platform that QIAGEN acquired in 2010 and is developing for multiple applications. Under an agreement with Lepu Medical Technology (Beijing) Co., Ltd., a leading medical device company in China, the ESEQuant instrument will be deployed in emergency rooms to provide rapid results from Lepu’s tests for cardiac markers – diagnosing acute myocardial infarction (heart attack) without sending samples out to a laboratory.

•

In October 2012, we announced a collaboration with Bayer HealthCare for development and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development will be designed to run on our QIAsymphony family of automated instruments. In addition to the Bayer collaboration, we have a significant number of projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies.

•

In November 2012, we announced China’s SFDA approved QIAGEN’s careHPV Test and instrument platform, the first molecular diagnostic for human papillomavirus, or HPV, designed for low-resource clinical settings, such as areas lacking electricity, water or modern laboratories. Following product availability for careHPV in China in January 2013, we expect to introduce it in India and other emerging markets as approvals are received. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China’s largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country’s top-tier hospitals and private labs. The KingMed agreement extends access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•

In January 2013, we announced three agreements to add biomarkers to our development pipeline for new companion diagnostics to guide treatment decisions in diseases such as rheumatoid arthritis, lung cancer and colorectal cancer. Most of the assays will be designed to run on the QIAsymphony RGQ automation system, as well as our NGS workflow currently in development.

•

In February 2013, we announced a master collaboration agreement with Eli Lilly and Company for the development and commercialization of companion diagnostics for pairing with Lilly investigational and approved medicines across all therapeutic areas. The agreement creates a framework for expanding QIAGEN and Lilly’s existing collaboration to development of additional potential products.

Our Products

QIAGEN holds leadership positions in a wide range of customer classes for Sample & Assay Technologies. We offer more than 500 core consumable products (known as “kits”) as well as a number of instrument solutions to fully automate the processing of almost all QIAGEN products used for sample preparation and subsequent analysis. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, predominantly in digital form:

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Sample Technologies: QIAGEN has developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

•

Assay Technologies: Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Laboratory-developed tests (LDT) enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by QIAGEN to test for specific targets such as genetic mutations, gene expression levels,

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influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis and herpes viruses, or human immunodeficiency virus (HIV).

These technologies provide two main categories of revenue streams for QIAGEN:

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Revenues from consumables and related sales: Consumable products, typically sample preparation or test kits and related sales, account for approximately 85-90% of our net sales. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for QIAGEN consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping.

Our largest-selling product is the digene HC2 HPV Test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.

Related revenues include royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

•

Automation platforms and instruments: Our instrumentation systems automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These platforms, which account for approximately 10-15% of net sales, enable customers to perform reliable and reproducible nucleic acid sample preparation, assay setup, target detection and other laboratory tasks.

QIAGEN offers automated platforms for all phases of testing, from sample to result. Among them:

•

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories. In 2012, the installed base of QIAsymphony systems increased to more than 750 instruments worldwide, up from more than 550 at year-end 2011.

•

Rotor-Gene Q, the world’s first rotary real-time PCR cycler system, uses real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

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QIAensemble is a mid- to high-throughput automation platform for rapid turnaround of higher volumes of tests used for preventive screening, particularly for pathogens such as HPV. QIAGEN is developing automation upgrades to QIAensemble based on the current Rapid Capture System, as well as next-generation capabilities and expanded test menus. In late 2011 we launched QIAensemble Decapper, the first instrument to automate the handling of liquid-based cytology and other liquid samples in clinical laboratories – saving money and time by eliminating a series of tedious steps.

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PyroMark is a high-resolution detection platform based upon Pyrosequencing technology that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level.

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This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

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QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007.

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QIAxcel, designed to take the place of traditional slab-gel analysis, can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

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ESEQuant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a company we acquired in 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers

From the early days of the biotechnology revolution, we believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology and that major new commercial uses would develop for information extracted from DNA and RNA. Since 1986, we have been supplying customers with innovative proprietary products for the analysis of nucleic acids.

We sell our products, sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes:

•	Molecular Diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing.

•	Applied Testing – government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing.

•	Pharma – drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies.

•	Academia – researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications.

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of PCR and other amplification technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world.

This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.

The molecular diagnostics market, with sales estimated by industry experts at approximately $5 billion in 2013 is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10% or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

•

Prevention – using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.

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•

Profiling – screening symptomatic patients to profile the precise type of disease, for example testing patients with flu-like symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.

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Personalized Healthcare – determining which patients are most likely to respond positively to particular therapies, such as landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers.

•

Point of Need – enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We offer one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest Prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the United States, we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of adoption. We are working closely with public health authorities and researchers on an increasing number of clinical trials and policy initiatives aimed at expanding the use of HPV testing for prevention or follow-up to treatment of cervical cancer.

The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver following QIAGEN’s 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world’s population is infected with the tuberculosis bacterium but suffers no symptoms, a condition known as latent TB. However, about 5% to 10% of those patients at some point will develop active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $1 billion.

In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis and influenza. We are expanding this portfolio of assays and intend to gain regulatory approvals for these products in various geographic regions in the coming years. In 2012, our assay for detection of Influenza A / B, the artus Infl A / B RG RT-PCR Kit, was approved by the FDA, to run on the Rotor-Gene Q MDx platform. A key element of our global content expansion will be the use of these assay technologies on QIAsymphony RGQ.

In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2012, QIAGEN achieved a milestone in Personalized Healthcare with FDA approval of the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer. The U.S. rollout of therascreen KRAS builds on a strong global leadership position including Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb / ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on QIAsymphony RGQ.

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We market a range of automation systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics.

The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.

Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research – such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Pharma

QIAGEN is a significant supplier for pharmaceutical and bio-technology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies in clinical settings. We estimate that about half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information. QIAGEN’s GeneGlobe online portal (www.geneglobe.com) offers scientists an industry-leading source of information with searchable data on 60,000 genomic technologies for disease pathways, including annotations and references, to guide research and to enable ordering from this broad portfolio of assays.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R & D into the healthcare market as companion diagnostics, which are marketed in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to customize treatment by testing for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on these types of technologies.

Academia

QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and Academia.

As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, the academic market also supports our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

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Geographic Markets

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

$1,000	2012	2011	2010
Net sales
Americas:
United States	518,130	466,502	472,682
Other Americas	42,921	55,137	50,912

Total Americas	561,051	521,639	523,594

Europe	459,321	444,441	398,029
Asia Pacific & Rest of World	234,084	203,667	165,808

Total	1,254,456	1,169,747	1,087,431

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented more than 10% of net sales in 2012. We have built a presence in China with approximately 400 employees, which represents our third-largest geographic market in terms of sales. In 2012, we added subsidiaries in Russia and Poland. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

Strategic Initiatives

We believe the relevant global market for molecular diagnostics and life science research products totals approximately $70 billion. Among the fundamental growth drivers in the business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality of healthcare and reductions in cost using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

QIAGEN is pursuing four strategic initiatives that aim to:

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Drive platform success. We develop innovative instruments that enable our customers to efficiently perform molecular testing in a wide range of applications. Expanding the installed base of our instruments, particularly the QIAsymphony automation platform, also leads to growing sales of our consumable test kits.

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Add content. We continually bring new tests to market across all customer classes, meeting urgent market needs in the diagnosis of disease, life science research and other applications. In molecular diagnostics we focus on standardized tests approved by regulatory agencies for routine use in healthcare. Expanding the menu of tests available for efficient workflow on our instruments also enhances the value of our platforms to laboratories.

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Broaden geographic presence. We systematically establish and expand our presence in attractive markets around the world, especially high-growth emerging markets. We help developing countries bring state-of-the-art capabilities into their healthcare and research infrastructures. We also develop molecular technologies to meet specific needs in medicine or other applications for emerging markets such as China.

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Grow efficiently and effectively. We pursue sustained growth and improved profitability through operational improvements and a culture that encourages focus, accountability and entrepreneurial decision-making. Our R & D, regional marketing and sales teams are integrated into the Molecular Diagnostics and Life Sciences business areas to connect our innovation and commercial activities directly with growing markets.

Research and Development

We are committed to expanding our global leadership in Sample & Assay Technologies. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia – and to meet the needs of healthcare professionals and scientists in key geographic markets.

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Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

Our research and development investments are among the highest compared to other companies in our industry. Approximately 700 employees in research and development work in eight centers of excellence on four continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, has expanded the QIAsymphony installed base since the launch of the fully integrated system in late 2010. We plan to integrate modules in the future for specialized needs such as next-generation sequencing. In late 2011, we launched the QIAensemble Decapper, the first instrument that automates the tedious process of handling liquid clinical sample vials, enhancing our high-throughput QIAensemble platform. In 2012, we announced an initiative to develop a new platform for NGS with the workflow characteristics needed to expand NGS from its current focus in life science research into widespread use in healthcare and clinical research.

We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes. U.S. regulatory submissions made in 2012 include a companion diagnostic for a new cancer drug targeting EGFR (epidermal growth factor receptor) and our pre-molecular assay for cytomegalovirus infection (CMV) in transplant patients. In Applied Testing, QIAGEN continues to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $1 billion in potential annual sales.

In addition, we are investing in the co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that we are serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.

Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers

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enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

Our GeneGlobe online portal (www.geneglobe.com) has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. Stocked with our products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2012, our purchases of intangible assets totaled $26.1 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. We have over 972 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

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Competition

In the Academic and Pharmaceutical markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease of use.

The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. These clinical trial results, many of which have been published in peer-reviewed journals such as the New England Journal of Medicine, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, our automation systems offer other competitive benefits, for the high-volume HPV testing market, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals. The QIAensemble Decapper, a unique instrument that automates time-consuming manual steps for handling liquid sample vials, was added for the U.S. market in late 2011. A number of major U.S. customers for HPV screening products operate under multiyear contracts with us, in which we provide competitive pricing and other benefits.

Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation – an area in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

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Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes.

Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control / National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials and comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) and other medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.

A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information

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within 75 days. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new medical device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.

Class III devices, such as our HC2 HPV test, require the submission and approval of a PMA prior to product sale. The PMA process is more complex, costly and time-consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA of 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years, and the FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

Any products manufactured or distributed pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the use of the device, and restrictions on advertising and promotion. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and / or PMA approvals, or criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to future success. In addition to seeking regulatory authorizations for our products, we work with other companies to seek regulatory clearance or approval for use of their products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign authorities is unpredictable, and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

The Physician Payment Sunshine Act, or Sunshine Act, which was enacted as part of the Affordable Care Act, or ACA, requires applicable manufacturers of drugs, devices, biologicals, or medical supplies covered under Medicare, Medicaid or the Children’s Health Insurance Program, to report annually to the Secretary of the Department of Health and Human Services payments or other transfers of value made by that entity, or by a third party as directed by that entity, to physicians and teaching hospitals, or to third parties on behalf of physicians or teaching hospitals, during the course of the preceding calendar year. The Final Rule implementing the Sunshine Act, published on February 8, 2013, requires data collection on payments to begin on August 1, 2013. The first annual report, comprised of data collected from August 1, 2013, to December 31, 2013, is due March 31, 2014. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1 million). We will be required to collect data on these payments and report such payments.

Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of “conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from

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third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy for, this legislation.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities.

Property

Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R / 3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $102.0 million, $86.8 million, and $79.7 million for 2012, 2011 and 2010, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98 / 79 / EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 755,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet and 40,000 square feet in Frederick, Maryland, for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects estimated at a total cost of approximately $94.0 million, of which $86.4 million had been incurred as of December 31, 2012. We anticipate being able to fund these expansions with cash generated by operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe our existing and planned production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

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Opportunities and Risks

QIAGEN, like any other company, has business operations that involve significant opportunities and risks. Effective management is paramount to safeguarding the sustainable value creation, and the central task of the leadership team. Managing opportunities and risks is an integral part of the corporate governance system in place throughout QIAGEN, not the task of one particular organizational unit. According to our current assessment, we consider the opportunities and risks to be manageable and the survival of QIAGEN not to be endangered at the time of this report; QIAGEN is well prepared to meet future challenges.

Opportunities

As an international company, QIAGEN is exposed to a wide variety of developments in the various markets in which it operates. Our mission is to “make improvements in life possible” by capturing growth opportunities presented by the dissemination of molecular technologies across the four customer classes in Molecular Diagnostics, Applied Testing, Pharma and Academia. Due to increased life expectancy for people living in developed countries, and also the dynamic growth of healthcare demand in many emerging markets, the need for innovative diagnostics is increasing at a marked pace. This is underscored by the proven benefits of diagnostics to improve healthcare outcomes, particularly the advent of companion diagnostics to personalize healthcare, while still representing a small fraction of overall healthcare expenditures. Our internal R & D activities present major opportunities, and we are working to find new products and improve existing ones across our portfolio of Sample & Assay Technologies. We also continuously evaluate potential additional opportunities across our four customer classes as an integral part of our strategy. All of these factors represent future growth opportunities for QIAGEN.

Risk Management

Our risk management approach embodies the key elements of a sound management system including (1) active board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.

The Company is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board’s responsibilities is the oversight of the Company’s risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. Risk management policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.

Identified risks are subdivided into three types:

•	A base business risk is specific to us or our industry that threatens our current and existing business;

•	A business growth risk is a risk specific to us or our industry that threatens our future business growth; and

•	An underlying business risk comprises risks that are not specific to us or our industry but apply to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully mitigate such risks. The results of the risk assessment and any updates are reported to the Audit Committee on a regular basis. Each quarter a detailed risk reporting update is provided to the Audit Committee for specific risks which have been newly identified or have changed since the last assessment. On a semi-annual basis the overall risk inventory is updated for all risks that are categorized as either a base business risk or a risk to business growth. A detailed review of all underlying business risks is done every year. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure is based on a strong framework of the responsibilities of our Managing and Supervisory Boards and the function of the Audit Committee of the Supervisory Board. We maintain an adequate internal control over financial reporting to ensure the integrity of financial reporting. Additionally, we maintain a Compliance Committee under the leadership of the Chief Financial

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Officer, who is also a member of the Managing Board. The Compliance Committee consists of senior executives from various functional areas who are responsible to ensure compliance with legal and regulatory requirements in addition to overseeing the communication of corporate policies.

Risk Types

Base Business Risk	Identification and monitoring of competitive threats to the business

Monitoring complexity of product portfolio

Monitoring dependence on key customers for single product groups

Dependence on individual production sites or suppliers

Evaluating purchasing initiatives, price controls and changes to reimbursements

Monitoring of production risks, including contamination prevention, high-quality product assurance

Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	Managing development and success of key R & D projects

Managing successful integration of acquisitions to achieve anticipated benefits

Underlying Business Risk	Financial Risks including Economic risk and fluctuations in currency exchange rates

Financial Reporting Risk including monitoring multi-jurisdiction tax compliance

Evaluating possible asset impairment events

Compliance and Legal risks including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending regulatory product approvals

Risks of FCPA or anti-trust concerns arising from a network of subsidiaries and distributors in foreign countries

Risks

This section outlines a number of significant risks to which QIAGEN is exposed. The order in which the risks are listed is not intended to imply any assessment as to the likelihood of their materialization or the extent of any resulting damages. They should also be seen in light of the opportunities that could result from positive trends. For further information, refer to the risks and uncertainties discussed under the caption “Risk Factors” in Item 3 of the 2012 Annual Report on Form 20-F on file with the U.S. Securities and Exchange Commission and throughout this Annual Report.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to $1.25 billion in 2012 from $1.01 billion in 2009. We have made several acquisitions in recent years, including AmniSure in 2012 and Cellestis Ltd. and Ipsogen S.A. in 2011. Other acquisitions include SABiosciences and DxS Ltd. in 2009; Corbett Life Science Pty. Ltd., or Corbett, in 2008; and Digene Corporation, or Digene, in 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and this project is expected to continue into 2014. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses

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that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Our failure to successfully address risks in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Important new product programs underway include our modular QIAsymphony automation platform, our next generation sequencing platform and our high-throughput QIAensemble automation platform and related Sample & Assay Technologies.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in the collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

Our results of operations could also be negatively impacted by automatic U.S. government spending cuts (“sequestration”) that may take effect in 2013. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies.

Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on that product group’s success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2012 from sales in the United States of our HPV test products represented approximately 12% of our total net sales. While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. In times of economic hardship or high unemployment patients may decide to forego or delay

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routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S., but if we fail to further diversify, we could be at risk that underperformance of the HPV line or loss of a customer could materially affect results of operations.

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation

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in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.

In addition, certain products, especially those intended for use in in vitro diagnostic applications, require regulatory approvals in various countries. For example, since the European Union Directive 98 / 79 / EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners

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to the development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends, in some measure, on the commercial success of the relevant drugs. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners’ actions and commercial success.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of the Managing Directors and our most senior executives responsible for core functions, led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz could have a material adverse effect on our operations. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter.

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Changes in tax laws or their application could adversely affect our results of operations.

Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations. Additionally, changes in other laws, such as the U.S. health-care reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes. The increased tax burden as a result of changes in law may adversely affect our results of operations.

We have a significant amount of debt that may adversely affect our financial condition.

We have a significant amount of debt and debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2012, our consolidated balance sheet reflected approximately $1.8 billion of goodwill and approximately $853.9 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

Exchange rate fluctuations may adversely affect our business and operating results.

Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

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Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, Russia and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to risks.

Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan, which experienced a severe earthquake followed by a tsunami in March 2011. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise

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operate our business as a result of the unforeseen event. While our global operations give us the ability to ship products from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. In addition, at December 31, 2012, we had 972 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and / or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and / or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

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Our operations have inherent IT risks.

Business and production processes are increasingly dependent on information technology systems. Major disruptions or failure of global or regional business systems may result in the loss of data and / or impairment of business and production processes. QIAGEN has established a global IT organization with rules and regulations that define the relevant roles and responsibilities, and also works with external partners that provide certain operative IT functions. Technical precautions have been established together with our IT service providers to address this risk.

Performance Review

Forward-looking and Cautionary Statements

This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 of the 2012 Annual Report on Form 20-F on file with the U.S. Securities and Exchange Commission and throughout this Annual Report.

Results of Operations

Overview

We are the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing – government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma – drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia – researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2012, we employed approximately 4,000 people in more than 35 locations worldwide.

In 2012, operating income on a consolidated basis was $169.8 million, a 71% increase from $99.6 million in 2011, which in turn was a 47% decline compared from $188.5 million in 2010. The 2011 decline was due to the impact of a restructuring-related charge in the fourth quarter of 2011.

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We have delivered five-year compound annual growth rates of approximately 14% in net sales and 21% in net income through 2012, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

We have made a number of strategic acquisitions since 2010, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In June 2012, we unveiled an initiative to enter the NGS market, including our early 2012 acquisition of Intelligent Bio-Systems, Inc., which added important expertise and innovative technologies in this emerging field. Our NGS initiative aims to expand next-generation sequencing technologies from the current focus on life science research into routine use in clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate a next-generation benchtop sequencer, our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. Our new NGS platform is expected to be phased into the market beginning in 2013.

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio.

•

In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver in 2012. Also in 2012, we submitted the QuantiFERON®-CMV test to the FDA for use in diagnosing cytomegalovirus (CMV).

•

In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89% of the shares of Ipsogen by year-end 2012. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

•

In January 2010, we acquired ESE GmbH, now QIAGEN Lake Constance GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s systems for point of need testing in healthcare and applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.

We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Considering the acquisitions made during 2012, we determined that we still operate as one business segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

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Year Ended December 31, 2012, Compared to 2011

Net Sales

In 2012, net sales increased 7% to $1.25 billion compared to $1.17 billion in 2011. This increase in net sales was driven by business expansion in all customer classes – particularly Molecular Diagnostics and Applied Testing – and all geographic regions. Contributions from the acquisitions of Ipsogen (until July 2012), Cellestis (until August 2012) and AmniSure (acquired in May 2012) provided six percentage points of total growth, and the rest of our portfolio provided four percentage points. Currency movements had a negative impact of three percentage points on reported sales growth. In 2012, consumable and related revenues, which represent approximately 86% of total sales, increased 7% as compared to 2011. Sales of instrumentation products, which represent 14% of net sales, increased 7% in 2012. Instrument sales benefited during 2012 from demand for a broad range of QIAGEN instruments. We exceeded our 2012 goal for more than 200 new placements of the QIAsymphony automation platform, reaching an installed base of more than 750 platforms. Approximately 70% of total QIAsymphony placements as of the end of 2012 have been with Molecular Diagnostics customers, primarily through reagent rental agreements where revenues are recognized over a multiyear period. Demand also has been strong among Applied Testing customers.

The Asia-Pacific / Japan region (+14% growth, 19% of sales) grew at a robust pace in 2012 on improving demand in China, Japan and our top emerging markets which include India and Korea. Results in the Europe / Middle East / Africa region (+2% growth, 34% of sales) advanced on higher sales in northern European countries and growth in all customer classes. The Americas (+8% growth, 46% of sales) rose on higher contributions from Molecular Diagnostics and Applied Testing, more than offsetting lower HPV sales in the region.

In Molecular Diagnostics, which represents approximately 49% of net sales, we achieved an increase of 13% of net sales in 2012 compared to 2011. Healthcare-related sales advanced in 2012, driven by new products and solid demand for instruments, particularly the QIAsymphony automation platform. In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) achieved growth in 2012 on initiatives in the U.S. and Europe to drive greater use of this new test for latent tuberculosis (TB). Full-year 2012 sales of products used in HPV testing performed in line with expectations, as steady volumes in the U.S. were more than offset by pricing pressure from the implementation of multiyear customer agreements.

Personalized Healthcare delivered ongoing strong growth on global demand for the therascreen portfolio of companion diagnostic kits – particularly the KRAS test launched in mid-2012 after FDA approval for use in metastatic colorectal cancer patients – as well as higher revenues from co-development projects with pharmaceutical companies. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women provided important contributions after its acquisition in May 2012.

In Applied Testing, which represents approximately 8% of net sales, we achieved 19% growth in 2012 compared to 2011, primarily on strong demand for consumables used in human identification / forensics, veterinary medicine and food safety. Instrument sales also advanced in 2012, particularly following the early 2012 launch of assays for use on the QIAsymphony automation platform.

In Pharma, which represents approximately 19% of net sales, we experienced 3% growth in 2012 compared to 2011, led by demand for products used in oncology research as well as the GeneGlobe portfolio. Also contributing to the growth was ongoing expansion of Certal products used on QIAsymphony for quality control in biopharmaceutical processing. However, growth rates were slower in the second half of 2012 as restructuring activities at some pharmaceutical companies impacted results.

In Academia, which represents approximately 24% of net sales, we experienced a 2% decline in 2012 compared to 2011 primarily due to currency movements. Concerns about future U.S. and European government funding for life sciences research prompted very cautious spending patterns among some customers in the U.S. and Europe in the fourth quarter of 2012. Funding uncertainties in these regions are expected to continue in 2013.

Gross Profit

Gross profit was $824.0 million, or 66% of net sales, in 2012, compared to $749.8 million, or 64% of net sales, in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. An increase in milestone payments from companion diagnostic co-development arrangements in 2011 negatively affected the 2011 margin since the gross margin on these services is significantly below the margin on product sales. Gross margin in 2011 also was negatively

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impacted by costs related to the relocation of production facilities, including moving into newly constructed production space in Hilden, Germany; costs incurred following the Japanese earthquake and other natural disasters; and costs related to the restructuring announced late in 2011.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $78.5 million in 2012 from $70.2 million in 2011, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of acquisitions.

During 2012, a total of $3.1 million was expensed to acquisition and restructuring-related cost of sales. These costs included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $6.7 million related to changes in the fair value of contingent consideration and $4.6 million related to acquired contingent liabilities.

During 2011, a total of $9.6 million was expensed to acquisition and restructuring-related cost of sales. These costs included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations.

Research and Development

Research and development expenses decreased by 6% to $122.5 million (10% of net sales) in 2012, compared to $130.6 million (11% of net sales) in 2011. The decline was partially due to a refocusing of our portfolio of development projects in early 2012. Research and development expense was also positively affected by $5.8 million of currency exchange impact in 2012. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

Sales and Marketing

Sales and marketing expenses increased 12% to $343.5 million (27% of net sales) in 2012 from $307.3 million (26% of net sales) in 2011. The increase in sales and marketing expenses reflects the acquisitions in 2012 along with increased sales and marketing investments to globalize the acquired Cellestis and Ipsogen product portfolios. The increase was partially offset by $10.2 million of favorable currency exchange impact in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products, but we expect sales and marketing costs will grow at a slower rate than our overall revenue growth over the long term.

Starting January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. Based on our estimate of product revenue that is expected to be subject to the regulations, we currently expect that imposition of the tax will cost up to $6.0 million annually in 2013 and will be recorded as a selling expense.

General and Administrative, Restructuring, Integration and Other

General and administrative, business integration, restructuring and related costs decreased by 18% to $152.1 million (12% of net sales) in 2012 from $185.5 million (16% of net sales) in 2011. The net decrease is due primarily to the restructuring measures that started in late 2011 to streamline the organization. We expensed $41.0 million and $69.4 million in 2012 and 2011, respectively, to general and administrative restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our

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industry leadership position and improve longer-term profit-ability. This project was focused to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, general and administrative, integration and related costs decreased by $6.2 million due to currency impact in 2012, compared to the same period of 2011. During 2012, we incurred acquisition costs of approximately $4.5 million, primarily in connection with the acquisitions of AmniSure and Intelligent Bio-Systems. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficien-cies, we expect to continue to incur additional business integration and restructuring costs in 2013. Over time, we believe the integration and restructuring activities will reduce general and administrative expenses as we improve efficiency in general and administrative operations.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

During 2012, amortization expense on acquisition-related intangibles within operating expense increased to $36.1 million, compared to $26.7 million in 2011. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

Other Income (Expense)

Other expense was $24.7 million in 2012, compared to $3.4 million in 2011. The increase in total other expense in 2012 was primarily the result of higher foreign currency losses and decreased interest income partially offset by lower interest expense and higher income from equity method investees.

For the year ended December 31, 2012, interest income decreased to $2.4 million from $6.1 million in 2011. The decrease in interest income was primarily due to lower short-term investment balances during the first half of 2012.

Interest expense decreased to $23.5 million in 2012, compared to $25.4 million in 2011. Interest costs primarily relate to debt, discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a lower average outstanding debt balance following repayments of $469.9 million in 2011.

For the year ended December 31, 2012, foreign currency losses of $7.2 million were realized compared to a gain of $12.4 million in 2011. The currency gain in 2011 includes a favorable currency fluctuation in related to the funding of the Cellestis acquisition.

Provision for Income Taxes

In 2012 and 2011, our effective tax rates were 11% and 1%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our effective tax rate in 2012 reflects the impacts of business and financing restructurings implemented during 2011 and 2012. The effective tax rate for 2011 includes the effect of restructuring costs related to our transformation project, including impairments that lowered the mix of earnings in our higher taxing jurisdictions.

Foreign Currencies

QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss) gain on foreign currency transactions in 2012, 2011 and 2010 was $(7.2) million, $12.4 million, and $2.6 million, respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable-rate debt. The principal objective of such derivative

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instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimate our own credit rating by benchmarking the price of our outstanding debt to publicly available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions, including intercompany items. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives. We have used interest rate derivative contracts on certain borrowing transactions to hedge fluc-tuating interest rates. We entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The interest swaps matured in 2011.

We make use of ‘economic hedges’ – i. e., derivatives that do not have a formally designated hedging relationship – as well as ‘accounting hedges.’ All derivatives that qualify for hedge accounting are ‘cash flow hedges.’ Further details of our derivative and hedging activities can be found in Note 13 to the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Interest Rate Risk

At December 31, 2012, we had $394.0 million in cash and cash equivalents as well as $90.5 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2012. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

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At December 31, 2012, we had $847.0 million in long-term debt, none of which is at a variable rate. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2012 and 2011, we had cash and cash equivalents of $394.0 million and $221.1 million, respectively. We also had short-term investments of $90.5 million at December 31, 2012. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2012, cash and cash equivalents had increased by $172.9 million from December 31, 2011, primarily as a result of cash provided by operating activities of $244.9 million and financing activities of $226.6 million partially offset by cash used in investing activities of $300.9 million. As of December 31, 2012 and 2011, we had working capital of $725.8 million and $293.8 million, respectively.

Operating Activities. For the years ended December 31, 2012 and 2011, we generated net cash from operating activities of $244.9 million and $244.8 million, respectively. While net income of $129.5 million in 2012 increased by $34.6 million as compared to the prior year, 2011 net income was reduced by restructuring accruals which were mostly paid out in 2012. The non-cash components such as depreciation and amortization, share-based compensation, deferred income taxes and other non-cash activity including restructuring measures increased cash from operating activities by $199.2 million as of December 31, 2012. This increase was partially offset by net changes in operating assets and liabilities of $83.9 million, primarily due to an increase in inventories, accounts receivable and income taxes. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $300.9 million of cash was used in investing activities during 2012, compared to $540.3 million during 2011. Investing activities during 2012 consisted principally of $39.9 million invested in short-term investments, $102.0 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $26.1 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $132.0 million was used primarily in the acquisitions of AmniSure and Intelligent Bio-Systems and includes $1.1 million of cash paid in connection with acquisition milestone achievements. As of December 31, 2012, we also had made an investments of $8.2 million in privately held companies. These investing activities were partially offset by $6.0 million from the sale of short-term investments.

In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany, for €2.5 million (approximately $3.2 million) to further expand our German facilities for research and development and production. In addition, we started the expansion of our Germantown, Maryland, USA facility for production and administrative space in June 2010. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund these expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017 and $51.1 million payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, approximately $19.0 million is accrued as of December 31, 2012.

Financing Activities. Financing activities provided $226.6 million in cash for the year ended December 31, 2012 compared to a use of $310.6 million for 2011. Cash provided during 2012 was primarily due to new debt of $400.0 million issued in a private placement of new senior unsecured notes. The new borrowings were used in part to repay $143.3 million of short-term debt. Also in 2012, we commenced a share buyback and as of December 31, 2012 had repurchased 1.9 million common shares at a total price of approximately $35.7 million. Other cash payments of $6.0 million were related to milestone payments from previous acquisitions.

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In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012. We have additional credit lines totaling €38.0 million with no expiration date, none of which was utilized as of December 31, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $22.8 million, and carry $847.0 million of long-term debt, of which $0.9 million is current as of December 31, 2012.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2012, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.8%, and had an original maturity in July 2011. We refinanced the $ 145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.7% and is due in May 2026. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

Our Supervisory Board and shareholders granted management the discretion to repurchase up to $100 million of our common shares (excluding transaction costs). In October 2012, we commenced the buyback and as of December 31, 2012 have repurchased 1.9 million common shares at a total price of approximately $35.7 million. We expect to complete the share repurchase program during the first quarter of 2013.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2012, 2011 and 2010.

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Contractual Obligations

As of December 31, 2012, our future contractual cash obligations, including interest, are as follows:

Contractual Obligations

	Payments Due by Period
$1,000	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt	1,166,591	29,179	28,653	28,932	28,312	28,340	1,023,175
Capital lease obligations	22,846	5,396	5,304	5,290	3,998	1,429	1,429
Operating leases	54,454	16,309	11,389	9,834	5,879	3,234	7,809
Purchase obligations	60,369	54,754	4,124	1,339	152	—	—
License and royalty payments	21,261	9,224	3,762	1,773	1,798	1,799	2,905

Total contractual cash obligations	1,325,521	114,862	53,232	47,168	40,139	34,802	1,035,318

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017, and $51.1 million, payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. As of December 31, 2012, we have accrued $19.0 million.

Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $13.8 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Share Repurchase Program

The following table sets out information concerning repurchases of our common shares, which we intend to use to serve our exchangeable debt instruments and employee share-based remuneration plans. The approximate dollar value of shares that may yet be purchased under this program as of December 31, 2012 was $64.3 million.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly	(d) Approximate Dollar Value of Shares that May Yet Be Purchased
October 10/1/2012 10/31/2012	544,242	$18.62	544,242	$89,864,000
November 1/1/2012 11/30/2012	619,459	$18.21	619,459	$78,586,000
December 12/1/2012 12/31/2012	779,090	$18.28	779,090	$64,347,000

Total	1,942,791	$18.35	1,942,791

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Purchases between October 1, 2012 and December 31, 2012 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 27, 2012, pursuant to which the Managing Board was authorized to acquire up to $100 million of QIAGEN common shares.

Since December 31, 2012, and through February 22, 2013, we repurchased 1.9 million shares under the share repurchase program for approximately $38.5 million in total.

Dividend

QIAGEN has not paid a cash dividend since its inception and does not intend to pay any dividends in the foreseeable future. We intend to retain any earnings for the development of our business.

Credit Rating

QIAGEN is currently not rated by any credit rating agency.

Human Resources

Overview

The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams that reflect the various backgrounds of our business partners. At the end of 2012, QIAGEN had 3,999 full-time equivalent employees, a 2% increase from 3,938 at the end of 2011. Total personnel expenses in 2012 were $364 million compared to $347 million in 2011.

Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Training and Retention

At QIAGEN, we recognize that employees are our most important resource. Their exceptional talent, skill, and passion are key to our long-term success and corporate value. Employee development is therefore viewed as an integral success factor in creating lasting value for our customers, patients, colleagues, partners, and shareholders. QIAGEN has established a global Performance Enhancement System (PES) that creates a clear framework for regular, one-on-one review sessions in which managers discuss career development topics with each of their employees. These sessions include discussions of goals and their achievement, training needs and interests, career planning, organizational development, and the results of regularly performed “180° surveys.” Professional Training and Development at QIAGEN is an ongoing process reaching all employees, which cycles from PES to participation, review, follow-up, and back to PES.

Management Campus (MC)

This program, which is composed of two components, is designed to ensure the ongoing development of QIAGEN’s future management generations. MC I accelerates the careers of our professionals by providing insights into major management topics while focusing on individual development and

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Employees

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	139	553	219	60	123	1,094
Europe	478	585	695	168	240	2,166
Asia Pacific & Rest of World	53	462	86	61	77	739

December 31, 2012	670	1,600	1,000	289	440	3,999

Employees 2003 – 2012

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Total	3,999	3,938	3,587	3,495	3,041	2,662	1,954	1,589	1,322	1,553

business-related innovative actions. MC II is a senior executive program that is designed to invest in skill sets of QIAGEN’s senior managers.

QIAGEN Executive MBA Program

To support our future growth, QIAGEN offers employees the opportunity to participate in the QIAGEN Executive MBA Business Integration Program in cooperation with the University of Würzburg, Germany. The program provides professionals with a wide range of management skills and knowledge, which are key to an executive career in the industry and at QIAGEN in particular. Participants study in an international environment with colleagues from around the world. Two modules are conducted with partner universities in the U.S.: at Boston University in Boston, Massachusetts, and at Florida Gulf Coast University in Fort Myers, Florida.

Compensation System

Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for their performance. This compensation system aims to foster focus on achieving corporate strategic initiatives as well as personal accountability.

It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves their performance objectives should generally be awarded compensation comparable to the median levels of compensation provided by relevant benchmark companies. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the mix, of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostic companies based in the U.S.

QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by the senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2012, the payments for short-term variable compensation were based on 91% achievement of the business goals.

Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall corporate financial results as well as individual performance against a written set of objectives. In the case of the Managing Board members, the maximum individual bonus is equivalent to 40% of the annual fixed salary.

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Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance. These grants are determined on an individual basis and approved by the Compensation Committee. These equity grants are predominantly made in the form of Restricted Stock Units (RSUs) with a staggered vesting period typically over three (43%), five (53%) and 10 years (13%) and stock options, which have a staggered vesting period typically over three years.

Work-Life Balance

QIAGEN introduced services to help employees balance their personal life with our dynamic and driven work environment, including in-house corporate childcare and sabbatical programs, as well as company-sponsored fitness and health facilities, and programs. Flexible working hours apply to all employees except for functions that require on-time presence.

Workplace Health

In today’s business climate, the health of employees is often directly related to the health of the company. Increased job satisfaction, improved morale, reduced injuries, and increased productivity are just some of the benefits which a healthy work environment can have. At its headquarters, QIAGEN regularly offers “health days” where all employees are invited to receive free counsel and to participate in screening and nutrition programs, medical check-ups, etc. QIAGEN provides in-house gyms open to all employees, sports courses coached by professional trainers, and on-site soccer fields and beach volleyball courts, all free of charge. All female employees have free access to screening for HPV, the primary cause of cervical cancer.

Future Perspectives

QIAGEN is playing a pivotal role in the molecular biology revolution by empowering customers to transform raw biological samples into valuable molecular information. We believe QIAGEN is in a strong position to take advantage of the significant opportunities thanks to our global leadership in Sample & Assay Technologies, which is underpinned by a stable and growing customer base, an excellent product portfolio, and a pipeline of innovative projects.

QIAGEN believes the relevant global market for molecular diagnostics and life science research products totals approximately $70 billion. Among the fundamental growth drivers in the current business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality and reductions in cost of healthcare using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

QIAGEN will continue to leverage its global leadership in Sample & Assay Technologies to expand in all customer groups. Our strategies for the future are guided by the QIAGEN vision of making improvements in life possible through the use of our innovative products in a growing number of applications.

QIAGEN Perspectives for 2013

QIAGEN delivered on its goal of accelerating growth and innovation during 2012 by executing on its strategic initiatives despite challenging macroeconomic conditions. We intend to build on this momentum in 2013, leveraging QIAGEN’s global leadership in Sample & Assay Technologies by (1) accelerating organic and strategic growth through expansion of the existing portfolio and targeted M & A activity; (2) delivering efficiency and effectiveness by optimizing resource allocation; (3) strengthening QIAGEN’s position as employer of choice with best talent and top teams; and (4) enhancing customer experience to exceed the expectations of our 500,000 global customers.

QIAsymphony RGQ, the breakthrough modular platform for sample-to-result laboratory automation, has started a new era of workflow consolidation. This flagship instrument is expected to be a key growth driver during the next decade and support

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global expansion in all customer classes, particularly Molecular Diagnostics. QIAGEN exceeded its year-end 2012 goal of more than 750 QIAsymphony systems installed worldwide, and has set a new goal to reach more than 1,000 installed systems through 2013. Customer demand remains strong for QIAsymphony given its many features, including its status as the industry’s first automation system that can process both commercial assays and a broad array of laboratory-developed tests from sample to clinical result.

In late 2012 QIAGEN began to roll out new products as part of its initiative to create integrated next-generation sequencing (NGS) workflows designed to enable the routine use of NGS in clinical research and diagnostics. By early 2013, QIAGEN has launched 15 NGS consumable products, all “universal” or compatible with any NGS platform, to enhance pre-analytical sample preparation, DNA library preparation and detection of targeted cancer genes. The platform strategy includes a breakthrough next-generation benchtop sequencer, now in an advanced stage of development, as well as new bioinformatics aimed at accelerating NGS analysis time. QIAGEN’s ambition for the future is to make next-generation sequencing, now limited mostly to life science research, a routine and cost-effective tool used in clinical research and healthcare. QIAGEN plans to begin placing its NGS workflows with selected customer groups during 2013.

Meanwhile, QIAGEN is adding high-value content for use on its automated systems, particularly novel biomarkers and companion diagnostics for use in Personalized Healthcare as well as by customers in Pharma and Academia. Among the highlights affecting 2013:

•

U.S. market conversion to QIAGEN’s therascreen KRAS RGQ PCR Kit, approved by the FDA in July 2012 as a companion diagnostic for Erbitux (cetuximab) in patients with metastatic colorectal cancer, is progressing well. The test runs on the Rotor-Gene Q MDx, a key module of the QIAsymphony family.

•

In late 2012 QIAGEN submitted the therascreen EGFR RGQ PCR Kit to the FDA as a proposed companion diagnostic to guide treatment with afatinib, an investigational compound for certain types of lung cancer that was granted priority review status in January 2013. This test also runs on the Rotor-Gene Q MDx instrument.

•

Also in 2012 QIAGEN submitted its “pre-molecular” Quanti-FERON-CMV test to the FDA, proposed for use in detecting latent infection with cytomegalovirus (CMV), a pathogen which can cause serious illness in immunosuppressed patients, including organ and bone marrow transplant recipients.

•

In 2013 QIAGEN is launching its careHPV Test and instrument platform in China following 2012 approval by the country’s State Food and Drug Administration (SFDA). The careHPV Test is the first molecular diagnostic for human papillomavirus that is designed for low-resource clinical settings, such as areas lacking electricity, water or laboratory infrastructure.

•

QIAGEN is working to accelerate market adoption of Amni-Sure, a Point of Need assay for determining whether a pregnant woman is suffering premature rupture of fetal membranes (PROM), a widespread cause of premature delivery and neonatal complications. AmniSure, approved in the U.S. and other markets, was acquired in May 2012 and has now been integrated into QIAGEN’s commercial operations.

QIAGEN continues to expand its geographic presence after establishing subsidiaries in Poland in 2012 and beginning direct sales in India and Taiwan during 2011. The top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented more than 10% of net sales in 2012 and generated more than 20% CER growth compared to 2011 when excluding a major product tender in one country in 2011. Ongoing strong growth in these markets is expected in 2013.

To grow more efficiently and effectively, QIAGEN implemented a number of operational improvements during 2012 to enhance productivity and free up resources for growth initiatives. Through creation of the Molecular Diagnostics and Life Sciences business areas in 2012, as well as the integration of regional marketing activities with sales teams, decision-making has been moved closer to customers. Integration of R & D activities into the two business areas has focused innovation on high-growth markets. Actions are also under way to optimize capacity utilization at selected sites and capture savings from shared service functions and outsourcing. QIAGEN expects to implement further projects during 2013 with the aim of improving efficiency and effectiveness. In addition, QIAGEN has initiated changes in its corporate culture to promote focus, accountability and entrepreneurial decision-making.

128	QIAGEN Annual Report 2012

MANAGEMENT REPORT Future Perspectives

For 2013, total net sales are expected to rise on a mix of organic growth and contributions from the acquisition of AmniSure in May 2012. Stable cash flows and a strong balance sheet will enable QIAGEN to build its business through internal investments in new products and geographic expansion as well as through targeted acquisitions.

Global Economic Perspectives for 2013

The near-term outlook for the global economy in 2013 is modest growth with regional variations. In the United States gradual expansion continues, supported by a positive financial market, signs of a turnaround in housing, and strengthening consumer sector; however, uncertainties over fiscal policy continue following the “sequestration” of federal spending in early 2013. The Euro area economy remains weak, with particularly high unemployment in southern Europe, although EU-wide policies to contain the sovereign debt crisis have improved financial conditions. Japan’s economy is expected to expand modestly under the influence of stimulative policy measures. Emerging-market economies are expected to accelerate in 2013, but not to grow at rates as high as those seen in recent years.

Industry Perspectives for 2013

QIAGEN’s customer classes present opportunities, and also uncertainties, for 2013 and beyond. In Molecular Diagnostics, demand continues to grow in 2013 based on the superiority of molecular testing in identifying and profiling many diseases. Companion diagnostics, using genetic biomarkers to personalize care by predicting the usefulness of treatments, are disseminating rapidly with regulatory approvals of new companion diagnostics. On the other hand, pressure to control costs in healthcare is intensifying because of fiscal austerity efforts and the demands of aging populations. The need to create reimbursement policies for Personalized Healthcare, a new area of medicine, poses uncertainty for companion diagnostics. The U.S. healthcare reform law imposed a 2.3% surtax on medical devices (including assays and instruments) starting in 2013, although political uncertainty remains about implementation of reforms that are intended to expand the number of U.S. residents with health benefits starting in 2014. In Applied Testing, the continued expansion of content menus together with dissemination of our platforms will create ongoing opportunities in 2013. Research in Academia will likely face budget restrictions in 2013 from economic weakness and government austerity initiatives in areas of Europe as well as the United States and other markets. The Pharma industry remains in a challenging business environment, although the industry’s need to improve effectiveness in developing new drugs is stronger than ever and supportive of demand for our products. Genomic information and new technologies such as next-generation sequencing continue to transform both the practice of medicine and the process of discovering and commercializing new drugs. QIAGEN intends to pursue growth opportunities across all of its customer classes.

Subsequent Events

Since December 31, 2012, and through February 22, 2013, we repurchased 1.9 million shares under the share repurchase program for approximately $38.5 million in total.

There were no other events requiring disclosure.

QIAGEN Annual Report 2012	129

Corporate Governance Report
133	Corporate Structure

133	Managing Board

135	Supervisory Board

139	Share Ownership

141	Additional Information

CORPORATE GOVERNANCE REPORT Corporate Structure | Managing Board

CORPORATE GOVERNANCE REPORT

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization and processes to these rules.

This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

Corporate Structure

QIAGEN is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law similar to a “Corporation” (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and appointment

QIAGEN has also established an Executive Committee, of which four members served as Managing Directors of QIAGEN in 2012.

Our Managing Board consists of the following individuals:

Name	Age*
Peer M. Schatz
Managing Director, Chief Executive Officer	47
Roland Sackers
Managing Director, Chief Financial Officer	44
Dr. Joachim Schorr[1]
Managing Director, Senior Vice President, Research and Development	52
Bernd Uder[2]
Managing Director, Senior Vice President, Global Sales and Service Solutions	55

*	As of December 31, 2012.

[1]	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.

[2]	Bernd Uder was a member of our Managing Board until December 31, 2012.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are

QIAGEN Annual Report 2012	133

appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Conflicts of interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and /or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2012.

Remuneration

The remuneration granted to the members of the Managing Board in 2012 consisted of a fixed salary and other variable components, with the significant majority of remuneration awarded in the form of QIAGEN equity.

Variable compensation included annual payments linked to business performance (bonuses), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Some of these grants contain vesting hurdles related to the achievement of specific operational and financial goals that are not disclosed due to confidential reasons. The long-term vesting periods are designed to strengthen the Managing Board members’ commitment to QIAGEN and achieving its strategic initiatives, which in turn would benefit shareholders and other stakeholders.

The tables below state the amounts earned on an accrual basis by our Managing Board members in 2012.

Year ended December 31, 2012	Annual Compensation ($)
Name	Fixed Salary	Variable Cash Bonus	Other[3]	Total
Managing Board:
Peer M. Schatz	1,226,000	168,000	5,000	1,399,000
Roland Sackers	540,000	60,000	34,000	634,000
Dr. Joachim Schorr[1]	113,000	—	635,000	748,000
Bernd Uder [2]	344,000	85,000	20,000	449,000

[1]	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.

[2]	Bernd Uder was a member of our Managing Board until December 31, 2012.

[3]

Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2012	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units	Performance Stock Units
Managing Board:
Peer M. Schatz	$84,000	134,109	465,181	50,540
Roland Sackers	$86,000	44,945	155,901	17,213
Dr. Joachim Schorr[1]	$10,000	—	—	—
Bernd Uder [2]	$52,000	19,549	45,207	66,384

[1]	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.

[2]	Bernd Uder was a member of our Managing Board until December 31, 2012.

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2012, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com.

134	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Managing Board | Supervisory Board

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2012, the Supervisory Board had seven regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders as well as other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed for one-year terms for the period beginning on the day after the Annual General Meeting up to and including the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

Name	Age*
Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board, Supervisory Director and
Chairman of the Selection and Appointment Committee	71
Dr. Werner Brandt
Supervisory Director and Chairman of the Audit Committee	59
Dr. Metin Colpan
Supervisory Director	57
Erik Hornnaess
Deputy Chairman of the Supervisory Board, Supervisory Director,
Chairman of the Compensation Committee, Member of the Audit
Committee and Member of the Selection and Appointment Committee	75
Prof. Dr. Manfred Karobath
Supervisory Director and Member of the Compensation Committee	71
Heino von Prondzynski
Supervisory Director	63
Elizabeth E. Tallett
Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee	63

*	As of December 31, 2012.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” in relation to periods prior to April 29, 1996, refer to QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 71, is a co-founder of QIAGEN. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich Heine University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology

QIAGEN Annual Report 2012	135

at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with postgraduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen, and DIWA GmbH, Düsseldorf. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 59, joined the Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration at the Technical University of Darmstadt, Germany, in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany, from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG.

Dr. Metin Colpan, 57, is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany, and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Erik Hornnaess, 75, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden, from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels, in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark, with an MBA and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 71, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R & D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R & D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 63, joined the Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski

136	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Supervisory Board

is a director of Koninklijke Philips Electronics NV, Hospira, Inc., HTL Strefa and Epigenomics AG. Mr. von Prondzynski was previously Chairman of Nobel Biocare Holding AG.

Elizabeth E. Tallett, 63, joined the Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England, with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Conflicts of Interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and / or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2012, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

Committees

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Audit Committee

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee is also directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Ms. Tallett, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as defined in provisions III.3.2 and III.5.7 of the Code.

The Audit Committee met eight times in 2012 and did meet with the external auditor excluding members of the Managing Board in November 2012. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of fees for these services. Further, it reviewed QIAGEN’s compliance with various laws and policies, including the Code of Conduct; reviewed the risk management system; discussed the performance of the external auditor with management; and discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor. The Audit Committee also discussed financial accounting and reporting principles and policies as well as the adequacy of internal accounting, financial and operating controls and procedures with the external auditor and management. These discussions included a review of developments in accounting standards and their impact on QIAGEN’s financial statements. The Audit Committee considered and approved recommendations regarding changes to QIAGEN’s accounting policies and processes. In addition, the Audit Committee reviewed with management and the external auditor all quarterly reports prior to their public release as well as quarterly and annual reports prepared under U.S. GAAP (reported on Forms 6-K and 20-F) for filing with the U.S. Securities and Exchange Commission and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General

QIAGEN Annual Report 2012	137

Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future.

The Compensation Committee currently consists of three members: Mr. Hornnaess (Chairman), Ms. Tallett and Prof. Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met 12 times in 2012. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application, including stock rights or stock option grants on a monthly basis.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board.

Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-) appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings.

Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee formally convened once in 2012.

Remuneration

The Supervisory Board compensation for 2012 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

Fee paid to each member of the Supervisory Board	€30,000

Additional compensation payable to members holding the following positions:
Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board. Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than the Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of Adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board.

138	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Supervisory Board | Share Ownership

($) Name	Fixed Remuneration	Chairman / Vice Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	38,500	25,750	—	6,500	3,750	6,500	81,000
Dr. Werner Brandt	38,500	19,250	—	6,500	—	6,500	70,750
Dr. Metin Colpan	38,500	—	—	6,500	3,750	6,500	55,250
Erik Hornnaess	38,500	19,250	9,500	6,500	—	6,500	80,250
Prof. Dr. Manfred Karobath	38,500	—	6,500	6,500	2,500	6,500	60,500
Heino von Prondzynski	38,500	—	—	5,000	2,500	6,500	52,500
Elizabeth E. Tallett	38,500	—	16,000	5,000	—	6,500	66,000

Supervisory board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2012, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2012	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,563	10,000
Dr. Werner Brandt	1,563	10,000
Dr. Metin Colpan	1,563	10,000
Erik Hornnaess	1,563	10,000
Prof. Dr. Manfred Karobath	1,563	10,000
Heino von Prondzynski	1,563	10,000
Elizabeth E. Tallett	1,563	10,000

Share Ownership

The following table sets forth certain information as of January 27, 2013 concerning the ownership of common shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and country of residence	Shares Beneficially Owned [1] Number		Percent Ownership[2]
Peer M. Schatz, Germany	1,771,128	[3]	0.75%
Roland Sackers, Germany	—	[4]	*
Bernd Uder, Germany	—	[5]	*
Prof. Dr. Detlev H. Riesner, Germany	1,654,993	[6]	0.70%
Dr. Werner Brandt, Germany	8,377	[7]	*
Dr. Metin Colpan, Germany	4,540,961	[8]	1.92%
Erik Hornnaess, Spain	14,180	[9]	*
Prof. Dr. Manfred Karobath, Austria	9,015	[10]	*
Heino von Prondzynski, Switzerland	2,377	[11]	*
Elizabeth E. Tallett, United States	—	[12]	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and out-standing as of January 27, 2013.

[1]

The number of Common Shares issued and outstanding as of January 27, 2013 was 236,563,920. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

[2]

Does not include Common Shares subject to options or awards held by such persons at January 27, 2013. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

QIAGEN Annual Report 2012	139

[3]

Does not include 2,097,769 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.020 to $22.430 per share. Options expire in increments during the period between 4 / 2013 and 2 / 2022. Does not include 265,127 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[4]

Does not include 140,137 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2 / 2018 and 2 / 2022. Does not include 84,664 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[5]

Does not include 77,267 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2 / 2017 and 2 / 2022. Does not include 40,801 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[6]

Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4 / 2014 and 2 / 2022. Includes 1,652,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[7]

Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4 / 2018 and 2 / 2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[8]

Does not include 348,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4 / 2013 and 2 / 2022. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[9]

Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4 / 2014 and 2 / 2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[10]

Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4 / 2014 and 2 / 2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[11]

Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4 / 2018 and 2 / 2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[12]

Does not include 521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2 / 2022.

140	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Share Ownership | Additional Information

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 27, 2013:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Price	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	1,975,214	249,512	4/1/2013 to 2/28/2022	$6.02 to $22.43	1,666,950
Roland Sackers	99,363	83,343	2/28/2018 to 2/28/2022	$15.59 to $22.43	547,408
Bernd Uder	62,202	33,649	2/28/2017 to 2/28/2022	$15.59 to $22.43	257,336
Prof. Dr. Detlev H. Riesner	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Dr. Werner Brandt	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Dr. Metin Colpan	346,818	3,017	4/1/2013 to 2/28/2022	$6.02 to $22.43	24,945
Erik Hornnaess	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Prof. Dr. Manfred Karobath	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Heino von Prondzynski	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Elizabeth E. Tallett	—	1,563	2/28/2022	$15.59	10,000

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN’s issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN’s issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares they hold represent a market value of at least €50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 15 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

QIAGEN Annual Report 2012	141

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2012, Ernst & Young Accountants was appointed as external auditor for the Company for 2012.

Share-Based Compensation

The QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) was adopted in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 19.8 million Common Shares reserved and available for issuance under this plan at December 31, 2012.

In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.1 million common shares reserved and available for issuance under these plans at December 31, 2012.

Stock Options

During the years ended December 31, 2012 and 2011, we granted 592,829 and 601,897 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2012, 2011 and 2010:

A summary of the status of employee stock options as of December 31, 2012 and changes during the year then ended is presented below:

All employee options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	6,527	$13.61

Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64
Outstanding at December 31, 2012	5,333	$14.16	4.09	$25,006

Exercisable at December 31, 2012	4,252	$13.18	2.91	$23,664

Vested and expected to vest at December 31, 2012	5,257	$14.12	4.01	$24,886

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally ten years.

A summary of stock units as of December 31, 2012 and changes during the year are presented below:

Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	5,651
Granted	2,574
Vested	(831)
Forfeited	(473)
Outstanding at December 31, 2012	6,921	2.85	125,602

Vested and expected to vest at December 31, 2012	5,732	2.74	104,029

Risk Management

QIAGEN has identified various risk factors for our business that are reviewed in detail in the 2012 Form 20-F filed with the U.S. Securities and Exchange Commission. There may be current risks that we have not yet fully assessed or that are currently qualified

142	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Additional Information

as minor, but could have a material adverse impact on our performance in the future. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks.

Identified risks are subdivided into three types:

•	A base business risk is specific to us or our industry that threatens our current and existing business;

•	A business growth risk is a risk specific to us or our industry that threatens our future business growth; and

•	An underlying business risk comprises risks that are not specific to us or our industry but apply to a larger number of public companies.

Risk Types
Base Business Risk	Identification and monitoring of competitive threats to the business

Monitoring complexity of product portfolio

Monitoring dependence on key customers for single product groups

Dependence on individual production sites or suppliers

Evaluating purchasing initiatives, price controls and changes to reimbursements

Monitoring of production risks, including contamination prevention, high-quality product assurance

Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	Managing development and success of key R & D projects

Managing successful integration of acquisitions to achieve anticipated benefits

Underlying Business Risk	Financial Risks including Economic risk and fluctuations in currency exchange rates

Financial Reporting Risk including monitoring multi-jurisdiction tax compliance

Evaluating possible asset impairment events

Compliance and Legal risks including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending regulatory product approvals

Risks of FCPA or anti-trust concerns arising from a network of subsidiaries and distributors in foreign countries

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully mitigate such risks. The results of the risk assessment and any updates are reported to the Audit Committee on a regular basis. Each quarter a detailed risk reporting update is provided to the Audit Committee for specific risks which have been newly identified or have changed since the last assessment. On a semi-annual basis the overall risk inventory is updated for all risks that are categorized as either a base business risk or a risk to business growth. A detail review of all underlying business risks is done every year. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

In 2008, QIAGEN established a Compliance Committee under the leadership of the Chief Financial Officer in his function as Chief Compliance Officer. The Compliance Committee, which consists of senior executives from Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory, per-forms a quarterly assessment of the legal and regulatory risks, and initiates any required corrective actions.

With publicly listed shares in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. QIAGEN enacted internal controls and procedures over its financial reporting in 2012 as described in more detail in item 15 of the 2012 Annual Report on Form 20-F. In a report on its 2012 audit of internal controls over financial reporting, the external auditor Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2012, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), an organization formed by various professional accounting and auditing associations in the U.S.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct was adopted that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.

QIAGEN Annual Report 2012	143

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Comply or Explain

The corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

QIAGEN takes a positive view of the Code and applies nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. The employment agreements with the Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. These agreements were entered into before the Code became applicable; the terms were not renegotiated since this was not considered to be in the interest of QIAGEN. The members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have notice periods deviating from terms in the employment agreements with QIAGEN N.V. (Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units and performance stock units from time to time.

144	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Additional Information

Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Performance stock units have performance conditions in addition to time-vesting.

4.	Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the “fixed” remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1 (best practice provision II.1.1), in addition to their employment agreements with QIAGEN N.V., the Managing Board members have entered into employment agreements with certain QIAGEN affiliates that have notice periods of either 24 months or 36 months. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision II.2.11 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

The current employment agreements with the Managing Directors, which were entered into before the recent Code changes took effect, do not include so-called “clawback” provisions. In the event of unjustified variable remuneration awards that were based on incorrect financial or other data, the Supervisory Board would make use of its statutory powers.

6.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

Two members – Prof. Riesner and Prof. Karobath – have tenures on the Supervisory Board that are longer than this provision. Prof. Riesner is one of the founders of QIAGEN, and he has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996, while Prof. Karobath has been a Supervisory Member since 2000. Prof. Riesner contributes his profound scientific expertise and excellent connections in the scientific community to the board profile, while Prof. Karobath contributes significant value through his scientific acumen and extensive experience in various management positions in the pharmaceuticals industry. Both board members have unique knowledge about QIAGEN that is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment of these members beyond the 12-year term provision as recommended by the Code. Mr. Hornnaess, who has served on the Supervisory Board since 1998, has announced his intention not to stand for re-election at the Annual General Meeting of Shareholders in June 2014.

7.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and / or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. This practice is in compliance with international business practice in our industry, and we consider the granting of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

8.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds

QIAGEN Annual Report 2012	145

majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations for a particular period. QIAGEN N.V. is a company organized under the laws of The Netherlands and subject to the laws, rules and regulations of this country. In addition, our shares are listed on the NASDAQ Stock Exchange. As a result, the compliance of QIAGEN with the German Corporate Governance Code is dependent on the code’s compatibility with the laws, rules, regulations and customs that QIAGEN is subject to in The Netherlands and the U.S. QIAGEN declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 3.8 paragraph 2

If the company takes out a D & O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon.

A similar deductible must be agreed upon in any D & O policy for the Supervisory Board.

QIAGEN’s D & O insurance policy provides for a fixed deductible of $10,000 for members of the Managing Board and the Supervisory Board, which we consider an appropriate sign by our members of taking responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted restricted stock units, performance stock units and options to acquire common shares at an exercise price set 2% higher than the market price on the grant date (as determined by reference to an organized trading market or association). These option rights and stock units are subject to multiyear vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these grants unless they succeed in increasing shareholder value on a long-term period. For these reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms to be the most appropriate comparison parameters for the restricted stock units and stock options granted to Managing Board members. The stock units have performance requirements that must be met in addition to the time-vesting conditions.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements with Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. The members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have longer notice periods (Mr. Schatz and Mr. Sackers 36 months). In case of a termination without serious cause as defined by the applicable law, QIAGEN would remain obliged to compensate the Managing Board Member for the remaining term of the agreement.

146	QIAGEN Annual Report 2012

CORPORATE GOVERNANCE REPORT Additional Information

No arrangements exist for early retirement of Managing Board members. In the event of the sale or transfer of all or substantially all of QIAGEN’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the Managing Board members are entitled to a Change of Control bonus payment commensurate to a multiple (Mr. Schatz 5 times, Mr. Sackers 3 times) of their annual salary (fixed payment and annual bonus). QIAGEN believes that these severance and Change of Control agreements are appropriate due to the long tenures of the Managing Board members.

QIAGEN Annual Report 2012	147

Financial Results
150	Consolidated Financial Statements

158	Notes to Consolidated Financial Statements

201	Auditor’s Report

FINANCIAL RESULTS

Consolidated Balance Sheets: Assets

		As of December 31
$1,000	Note	2012	2011
Assets
Current assets:
Cash and cash equivalents		394,037	221,133
Short-term investments	(7)	90,451	54,577
Accounts receivable, net of allowance for doubtful accounts of $5,221 and $4,315 in 2012 and 2011, respectively	(3)	250,729	230,770
Income taxes receivable		39,150	19,009
Inventories, net	(3)	135,293	132,236
Prepaid expenses and other current assets	(8)	55,363	59,055
Deferred income taxes	(16)	27,598	28,609

Total current assets		992,621	745,389

Long-term assets:
Property, plant and equipment, net	(9)	418,932	371,792
Goodwill	(11)	1,759,898	1,733,722
Intangible assets, net of accumulated amortization of $532,006 and $417,430 in 2012 and 2011, respectively	(11)	853,872	819,487
Deferred income taxes	(16)	2,323	3,141
Other long-term assets		59,985	56,154

Total long-term assets		3,095,010	2,984,296

Total assets		4,087,631	3,729,685

The accompanying notes are an integral part of these consolidated financial statements.

150	QIAGEN Annual Report 2012

FINANCIAL RESULTS Consolidated Financial Statements

Consolidated Balance Sheets: Liabilities and Equity

			As of December 31
$1,000, except par value	Note		2012	2011
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(15)		948	1,617
Short-term loans	(15)		—	142,329
Accounts payable			51,311	59,848
Accrued and other liabilities (of which $7,008 and $7,383 in 2012 and 2011 due to related parties)	(12	), (23)	196,447	213,769
Income taxes payable			14,863	31,211
Deferred income taxes	(16)		3,300	2,862

Total current liabilities			266,869	451,636

Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2012 and 2011 due to related parties)	(15	), (23)	846,044	446,005
Deferred income taxes	(16)		191,609	210,365
Other liabilities			58,746	63,881

Total long-term liabilities			1,096,399	720,251

Commitments and contingencies	(20)
Equity:
Preference shares, 0.01 EUR par value, authorized – 450,000 shares, no shares issued and outstanding			—	—
Financing preference shares, 0.01 EUR par value, authorized – 40,000 shares, no shares issued and outstanding			—	—
Common shares, 0.01 EUR par value, authorized – 410,000 shares, issued and outstanding – 236,487 and 234,221 shares at December 31, 2012 and 2011, respectively			2,769	2,739
Additional paid-in capital			1,718,163	1,673,733
Retained earnings			985,434	855,928
Accumulated other comprehensive income	(17)		43,991	15,904
Less treasury shares, at cost – 1,943 shares at December 31, 2012	(18)		(35,653)	—
Equity attributable to the owners of QIAGEN N.V.			2,714,704	2,548,304
Noncontrolling interest			9,659	9,494

Total equity			2,724,363	2,557,798

Total liabilities and equity			4,087,631	3,729,685

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2012	151

Consolidated Statements of Income

				Years ended December 31
$1,000, except per share data	Note		2012	2011	2010
Net sales	(3)		1,254,456	1,169,747	1,087,431
Cost of sales			430,432	419,938	371,869
Gross profit			824,024	749,809	715,562

Operating expenses:
Research and development	(3)		122,476	130,636	126,040
Sales and marketing			343,549	307,332	267,484
General and administrative, restructuring integration and other	(3	), (6)	152,068	185,507	110,009
Acquisition-related intangible amortization			36,117	26,746	23,492
Total operating expenses			654,210	650,221	527,025

Income from operations			169,814	99,588	188,537

Other income (expense):
Interest income			2,382	6,128	4,457
Interest expense			(23,452)	(25,358)	(27,815)
Other (expense) income, net			(3,591)	15,854	7,942

Total other expense			(24,661)	(3,376)	(15,416)

Income before provision for income taxes			145,153	96,212	173,121
Provision for income taxes	(3	), (16)	15,616	1,263	28,810

Net income			129,537	94,949	144,311

Net income (loss) attributable to noncontrolling interest			31	(1,089)	—
Net income attributable to the owners of QIAGEN N.V.			129,506	96,038	144,311
Basic net income per common share attributable to the owners of QIAGEN N.V.			0.55	0.41	0.62
Diluted net income per common share attributable to the owners of QIAGEN N.V.			0.54	0.40	0.60
Weighted-average common shares outstanding (in thousands)
Basic	(19)		235,582	233,850	232,635
Diluted	(19)		240,746	239,064	240,483

The accompanying notes are an integral part of these consolidated financial statements.

152	QIAGEN Annual Report 2012

FINANCIAL RESULTS Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years ended December 31
$1,000	Note	2012	2011	2010
Net income		129,537	94,949	144,311
Gains on cash flow hedges, before tax	(13)	305	5,417	14,636
Reclassification adjustments on cash flow hedges, before tax	(13)	781	(3,961)	(8,874)
Cash flow hedges, before tax		1,086	1,456	5,762
(Losses) gains on pensions, before tax		(863)	180	(184)
Foreign currency translation adjustments, before tax		27,639	(51,383)	10,920
Other comprehensive income (loss), before tax		27,862	(49,747)	16,498
Income tax relating to components of other comprehensive income (loss)		416	(1,174)	(1,890)
Total other comprehensive income (loss), after tax		28,278	(50,921)	14,608

Comprehensive income		157,815	44,028	158,919

Comprehensive (income) loss attributable to noncontrolling interest		(222)	3,160	—

Comprehensive income attributable to the owners of QIAGEN N.V.		157,593	47,188	158,919

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2012	153

Consolidated Statements of Changes in Equity

		Common Shares		Additional Paid-In	Retained
$1,000 except shares	Note	Shares	Amount	Capital	Earnings
Balance at December 31, 2009		232,074	2,711	1,622,733	615,579
Net income		—	—	—	144,311
Unrealized gain, net on hedging contracts		—	—	—	—
Realized gain, net on hedging contracts		—	—	—	—
Unrealized loss, net on pension		—	—	—	—
Translation adjustment, net		—	—	—	—
Common stock issuances under employee stock plans		1,041	13	11,228	—
Excess tax benefit of employee stock plans		—	—	445	—
Share-based compensation		—	—	13,592	—
Proceeds from subscription receivables		—	—	987	—

Balance at December 31, 2010		233,115	2,724	1,648,985	759,890

Acquisition of Ipsogen S.A.		—	—	—	—
Acquisition of Ipsogen S.A. shares from noncontrolling interests		—	—	—	—
Net income		—	—	—	96,038
Unrealized gain, net on hedging contracts		—	—	—	—
Realized gain, net on hedging contracts		—	—	—	—
Unrealized gain, net on pension		—	—	—	—
Translation adjustment, net		—	—	—	—
Common stock issuances under employee stock plans		1,106	15	8,763	—
Excess tax benefit of employee stock plans		—	—	(4,565)	—
Share-based compensation		—	—	19,539	—
Proceeds from subscription receivables		—	—	1,011	—

Balance at December 31, 2011		234,221	2,739	1,673,733	855,928

Acquisition of Ipsogen S.A. shares from noncontrolling interests		—	—	—	—
Net income		—	—	—	129,506
Unrealized gain, net on hedging contracts	(17)	—	—	—	—
Realized gain, net on hedging contracts	(17)	—	—	—	—
Unrealized loss, net on pension	(17)	—	—	—	—
Translation adjustment, net	(17)	—	—	—	—
Purchase of treasury shares	(18)	—	—	—	—
Common stock issuances under employees stock plans		2,266	30	16,549	—
Excess tax benefit of employee stock plans		—	—	1,489	—
Share-based compensation	(21)	—	—	25,356	—
Proceeds from subscription receivables		—	—	1,036	—

Balance at December 31, 2012		236,487	2,769	1,718,163	985,434

The accompanying notes are an integral part of these consolidated financial statements.

154	QIAGEN Annual Report 2012

FINANCIAL RESULTS Consolidated Financial Statements

Accumulated Other Comprehensive	Treasury Shares		Equity Attributable to the Owners of	Non- controlling	Total
Income (Loss)	Shares	Amount	QIAGEN N.V.	Interest	Equity
50,146	—	—	2,291,169	—	2,291,169
—	—	—	144,311	—	144,311
9,807	—	—	9,807	—	9,807
(6,125)	—	—	(6,125)	—	(6,125)
(129)	—	—	(129)	—	(129)
11,055	—	—	11,055	—	11,055

—	—	—	11,241	—	11,241
—	—	—	445	—	445
—	—	—	13,592	—	13,592
—	—	—	987	—	987

64,754	—	—	2,476,353	—	2,476,353

—	—	—	—	42,437	42,437
—	—	—	—	(29,783)	(29,783)
—	—	—	96,038	(1,089)	94,949
3,707	—	—	3,707	—	3,707
(2,825)	—	—	(2,825)	—	(2,825)
126	—	—	126	—	126
(49,858)	—	—	(49,858)	(2,071)	(51,929)

—	—	—	8,778	—	8,778
—	—	—	(4,565)	—	(4,565)
—	—	—	19,539	—	19,539
—	—	—	1,011	—	1,011

15,904	—	—	2,548,304	9,494	2,557,798

—	—	—	—	(57)	(57)
—	—	—	129,506	31	129,537
209	—	—	209	—	209
553	—	—	553	—	553
(598)	—	—	(598)	—	(598)
27,923	—	—	27,923	191	28,114
—	(1,943)	(35,653)	(35,653)	—	(35,653)
—	—	—	16,579	—	16,579
—	—	—	1,489	—	1,489
—	—	—	25,356	—	25,356
—	—	—	1,036	—	1,036

43,991	(1,943)	(35,653)	2,714,704	9,659	2,724,363

QIAGEN Annual Report 2012	155

Consolidated Statements of Cash Flows

	Years ended December 31
$1,000	Note	2012	2011	2010
Cash flows from operating activities:
Net income		129,537	94,949	144,311
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		197,892	167,377	142,779
Non-cash acquisition, impairment and restructuring related costs		16,909	43,029	—

Share-based compensation expense	(21)	25,356	19,539	13,592
Excess tax benefits from share-based compensation		(1,489)	(4,153)	(1,976)
Deferred income taxes	(16)	(22,767)	(31,861)	(19,942)
Changes in fair value of contingent consideration	(14)	(11,463)	253	—
Other		(5,227)	(1,437)	(12,113)

Net changes in operating assets and liabilities:
Accounts receivable	(3)	(14,289)	(28,203)	(6,884)
Inventories	(3)	(20,376)	(15,945)	2,348
Prepaid expenses and other	(8)	3,456	(10,082)	6,431
Other assets		7	(4,183)	(2,965)
Accounts payable		(9,945)	7,261	3,482
Accrued and other liabilities	(12)	(13,255)	19,577	(26,983)
Income taxes	(16)	(35,328)	(6,244)	13,639
Other		5,862	(5,098)	(4,967)
Net cash provided by operating activities		244,880	244,779	250,752

Cash flows from investing activities:
Purchases of property, plant and equipment		(101,996)	(86,805)	(79,666)
Proceeds from sale of equipment		1,312	2,020	3,474
Purchases of intangible assets		(26,089)	(34,583)	(44,243)
Proceeds from sale / cash paid for investments		(8,173)	(19,284)	7,985
Purchases of short-term investments	(7)	(39,942)	(186,817)	(110,076)
Sales of short-term investments	(7)	5,999	242,630	44,000
Cash paid for acquisitions, net of cash acquired	(5)	(131,997)	(457,483)	(36,985)

156	QIAGEN Annual Report 2012

FINANCIAL RESULTS Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years ended December 31
$1,000	Note	2012	2011	2010
Net cash used in investing activities		(300,886)	(540,322)	(215,511)
Cash flows from financing activities:
Net repayment / proceeds from short-term debt	(15)	(143,311)	142,329	—
Proceeds from debt	(15)	400,000	44,000	3,016
Repayment of debt	(15)	(1,607)	(469,857)	(50,000)
Cash paid for debt issuance costs	(15)	(2,084)	—	—
Principal payments on capital leases		(3,780)	(3,703)	(3,262)
Proceeds from subscription receivables		1,036	1,011	987
Excess tax benefits from share-based compensation		1,489	4,153	1,976
Proceeds from the exercise of stock options		16,579	8,778	11,241
Purchase of treasury shares	(18)	(35,653)	—	—
Acquisition of noncontrolling interest		(57)	(29,783)	—
Other financing activities		(6,008)	(7,558)	814

Net cash provided by (used in) financing activities		226,604	(310,630)	(35,228)

Effect of exchange rate changes on cash and cash equivalents		2,306	(1,101)	2,837
Net increase (decrease) in cash and cash equivalents		172,904	(607,274)	2,850
Cash and cash equivalents, beginning of year		221,133	828,407	825,557
Cash and cash equivalents, end of year		394,037	221,133	828,407

Supplemental cash flow disclosures:
Cash paid for interest		17,298	20,760	25,557
Cash paid for income taxes		61,586	41,494	33,781
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		492	545	1,185

Investment acquired in non-monetary exchange		3,842	—	—

Intangible assets acquired in non-monetary exchange		5,658	—	30,341

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2012	157

Notes to Consolidated Financial Statements

December 31, 2012

1.	Corporate Information and Basis of Presentation

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative Sample and Assay Technologies. These technologies – consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value.

On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations for the periods ended December 31, 2012 include AmniSure’s operating results from May 3, 2012 through December 31, 2012.

2.	Effects of New Accounting Pronouncements

Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011- 04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB ASC 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. This guidance became effective for us on January 1, 2012, and the adoption had no effect on our financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350) (ASU 2011-08), permitting entities the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU No. 2011-08 was effective for the Company January 1, 2012, and the adoption had no effect on our financial position, results of operations or cash flows.

158	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We comply with the provisions of this amendment by using the two statement approach.

New Accounting Standards Not Yet Adopted

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,” (ASU 2011-11). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The requirements of ASU 2011-11 are to be applied retrospectively and are effective for us on January 1, 2013. We do not expect the adoption of these provisions to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02), allowing entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If the qualitative assessment indicates it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no testing is required. ASU 2012-02 is effective for us in the period beginning January 1, 2013, and the adoption is not expected to have an effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for us on January 1, 2013.

QIAGEN Annual Report 2012	159

3.	Summary of Significant Accounting Policies and Critical Accounting Estimates

Principles of Consolidation

The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company’s ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.

The financial instruments used in managing our foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, we do not require and are not required to pledge collateral for derivative transactions.

160	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Foreign Currency Translation

Our reporting currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other income, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income as a component of other income, net. The net gain (loss) on foreign currency transactions in 2012, 2011 and 2010 was $(7.2) million, $12.4 million, and $2.6 million, respectively, and is included in other (expense) income, net.

Segment Information

We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.

Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Consumable and Related Products: Revenue from consumable product sales typically accounts for approximately 83-87% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products

QIAGEN Annual Report 2012	161

which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and management’s evaluation of specific factors that impact the risk of returns.

Revenues from related products include license fees, intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3% of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products, and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts, and typically account for approximately 10-15% of net sales. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.

We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is generally recognized as the consumable products are shipped.

We have contracts with multiple elements which are accounted for under ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

162	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Warranty

We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

Total
$1,000
Balance at December 31, 2010	3,440
Provision charged to cost of sales	4,376
Usage	(3,649)
Adjustments to previously provided warranties, net	(198)
Currency translation	(59)

Balance at December 31, 2011	3,910

Provision charged to cost of sales	4,631
Usage	(4,099)
Adjustments to previously provided warranties, net	(213)
Currency translation	134

Balance at December 31, 2012	4,363

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.

QIAGEN Annual Report 2012	163

Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2012, 2011 and 2010, shipping and handling costs totaled $23.4 million, $24.0 million and $19.9 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2012, 2011 and 2010 were $6.6 million, $6.3 million and $7.6 million, respectively.

General and Administrative, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs. These costs are expensed as incurred.

Income Taxes

We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and / or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that has a greater than

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50% likelihood of being realized upon ultimate settlement with the tax authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax provision.

Derivative Instruments

We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

Stock Options: We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, expected life of the award and forfeiture rate.

•	Risk-Free Interest Rate – This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield – We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

•

Expected Volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We use a combination of the historical volatility of our stock price and the implied volatility of market-traded options of our stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. Our decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of our stock and our assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option – This is the period of time that the options granted are expected to remain outstanding. We estimate the expected life by considering the historical exercise behavior. We use an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.

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•

Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive common shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Short-Term Investments

Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. The amortization of premiums and accretion of discounts to maturity arising from acquisition are included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and / or interest rates which are comparable to those available to us on similar terms. The carrying value of the Senior Notes totaling $400.0 million issued in October 2012 and further described in Note 15 approximates fair value as of December 31, 2012, as neither the Treasury rates nor credit spreads have changed significantly since the issuance date. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Accounts Receivable

Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the reserve. For the years ended December 31, 2012, 2011 and 2010, write-offs of accounts receivable totaled $0.2 million, $0.6 million and $0.8 million while provisions for doubtful accounts which were charged to expense totaled $1.0 million, $2.1 million and $1.4 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

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Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2012 and 2011:

	As of December 31
$1,000	2012	2011
Raw materials	29,755	26,645
Work in process	34,231	33,757
Finished goods	71,307	71,834

Total inventories	135,293	132,236

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software for internal use, including costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings.

Acquired Intangibles and Goodwill

Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. For the years ended December 31, 2012 and 2011, we recorded intangible asset impairments of $2.0 million and $40.3 million, respectively, in general and administrative, restructuring, integration and other expense. There were no impairments in 2010.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks,

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customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within the cost of sales, research and development, or sales and marketing line items based on the use of the asset.

The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written off immediately.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2012, 2011 and 2010, goodwill has not been impaired.

Investments

We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

The fair values of any of our cost or equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. For the year ended December 31, 2012, we recorded an impairment of a cost method investment of $3.4 million in general and administrative, restructuring, integration and other expense.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales

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levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. During the years ended December 31, 2012 and 2011, in connection with our internal restructuring we recorded asset impairment charges of $13.6 million and $42.1 million, respectively, in general and administrative, restructuring, integration and other expenses in the accompanying consolidated statements of income related to the abandonment of certain projects. There were no material impairment losses recognized for long-lived assets during the year ended December 31, 2010.

4.	Segment Information

Considering the acquisitions made during 2012, we determined that we still operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

$1,000	2012	2011	2010
Net sales
Consumables and related revenues	1,085,596	1,011,863	937,714
Instrumentation	168,860	157,884	149,717

Total	1,254,456	1,169,747	1,087,431

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the net sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $23.7 million, $23.9 million and $21.5 million for the years ended 2012, 2011 and 2010, respectively, and these amounts are included in the line item Europe as shown in the table below.

$1,000	2012	2011	2010
Net sales
Americas:
United States	518,130	466,502	472,682
Other Americas	42,921	55,137	50,912
Total Americas	561,051	521,639	523,594
Europe	459,321	444,441	398,029
Asia Pacific & Rest of World	234,084	203,667	165,808

Total	1,254,456	1,169,747	1,087,431

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Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $0.4 million and $1.1 million as of December 31, 2012 and 2011, respectively.

$1,000	2012	2011
Long-lived assets
Americas:
United States	131,689	98,717
Other Americas	2,196	2,579
Total Americas	133,885	101,296
Europe	272,227	259,220
Asia Pacific & Rest of World	12,820	11,276

Total	418,932	371,792

5.	Acquisitions

Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2012 Acquisitions

On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.

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As of December 31, 2012, the final purchase price allocation is as follows:

$1,000	AmniSure acquisition
Purchase price:
Cash consideration	101,415
Fair value of contingent consideration	4,530

105,945

Allocation:
Working capital	5,297
Fixed and other long-term assets	267
Developed technology, licenses and know-how	28,941
Customer relationships	25,520
Tradenames	2,692
In-process research and development	4,522
Goodwill	44,369
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,202)
Long-term liabilities assumed	(461)

105,945

The weighted-average amortization period for the intangible assets is 9.5 years. The goodwill acquired is not deductible for tax purposes.

We acquired AmniSure in the second quarter of 2012. Since the acquisition date, the results of AmniSure are included in the consolidated results through December 31, 2012 and were not material. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2017.

During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million of which an amount of $5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, “Fair Value Measurements,” where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the contingent consideration for these other acquisitions

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of approximately $12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $12.5 million through 2016. The fair value of the contingent cash payments was determined using a discount rate of 0.7% to 1.6% and a probability regarding the accomplishment of the milestones of 95.0% to 100.0%.

Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $4.5 million.

We made contingent purchase price payments totaling $7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

2011 Acquisitions

On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we added a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

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The final purchase price allocation for Cellestis did not differ from the preliminary estimates other than the recognition of approximately $6.2 million of additional customer relationships, $0.3 million of additional developed technology, $3.9 million decrease of long-term deferred tax liability and an additional $1.6 million of other opening balance sheet adjustments. The corresponding impact for these adjustments was a decrease to goodwill of $12.0 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation for Cellestis is as follows:

$1,000	Cellestis acquisition
Purchase price:
Cash consideration paid	372,452

Allocation:
Working capital	18,465
Fixed and other long-term assets	1,112
Developed technology, licenses and know-how	67,500
Customer relationships	48,800
Tradenames	12,000
Goodwill	258,886
Deferred tax liability on fair value of identifiable intangible assets acquired	(34,079)
Liabilities assumed	(232)

372,452

The weighted-average amortization period for intangible assets is 10.0 years. The goodwill acquired is not deductible for tax purposes.

During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN’s Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN’s QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we paid €40.9 million ($57.4 million) for the initial 62.6% of Ipsogen outstanding common shares. On the acquisition date, the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. Since the acquisition we have paid an additional total of $29.8 million and hold 89.4% of the Ipsogen shares on a fully diluted basis as of December 31, 2012.

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The final purchase price allocation for Ipsogen did not differ from the preliminary estimates other than the recognition of approximately $9.0 million of additional long-term deferred tax assets related to net operating losses, $8.1 million of additional developed technology, $2.8 million of additional long-term deferred tax liability related to the developed technology and a net change of $0.3 million to other intangible assets. The corresponding impact for these adjustments was a decrease to goodwill of $14.6 million. These changes to arrive at the final purchase price allocation were not material overall to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation is as follows:

$1,000	Ipsogen acquisition
Purchase price:
Cash consideration paid	57,436
Fair value of remaining shares	42,437

99,873

Allocation:
Working capital	15,284
Deferred tax asset of acquired NOLs	8,997
Fixed and other long-term assets	2,429
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	37,500
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)

99,873

The weighted-average amortization period for intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition dates, the results of Cellestis and Ipsogen are included in our consolidated results through December 31, 2011. Net sales for the combined companies totaled $28.6 million and net loss attributable to the owners of QIAGEN N.V. was $1.7 million as of December 31, 2011. Acquisition-related costs for Cellestis and Ipsogen for the year ended December 31, 2011, amounted to $5.8 million and $5.6 million, respectively.

Pro forma results

The following unaudited pro forma information assumes that the Cellestis and Ipsogen occurred at the beginning of the periods presented. For the years ended December 31, 2011 and 2010, pro forma net sales would have been $1,213.5 million and $1,140.2 million, pro forma net income would have been $91.9 million and $139.2 million, and pro forma diluted net income per common share would have been $0.38 and $0.58, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

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Other 2011 Acquisitions

During 2011, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for other 2011 acquisitions, net of cash acquired, was $47.9 million of which an amount of $8.5 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 14, “Fair Value Measurements,” where we continuously assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the milestone payments of approximately $6.9 million, determined as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments of approximately $5.5 million was determined using a discount rate of 1.70% and a probability regarding the accomplishment of the milestones of 90% to 100%. The fair value of the milestone payments of approximately $1.4 million was determined using a discount rate of 3.25% with the assumption that only the first milestone will be met based on the assumptions of the business plan. Under the purchase agreements at the time of acquisition, we could be required to make additional contingent cash payments totaling $44.0 million through 2016.

2010 Acquisitions

In 2010, we completed two acquisitions which individually were not significant to the overall consolidated financial statements. We acquired 100% of the shares of ESE GmbH (subsequently renamed QIAGEN Lake Constance GmbH), a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. We have demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by our existing testing technologies, including the HDA and tHDA isothermal assay systems. We also acquired the food market business of the Institute for Product Quality (ifp), a Berlin-based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. We have entered into license and contract manufacturing agreements with ifp under which ifp will perform the production for QIAGEN.

Aggregate consideration paid in 2010 for the acquisitions was $22.7 million and an amount of $2.9 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Furthermore, the purchase agreements for both acquisitions included aggregate milestone payments of up to $8.1 million.

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6.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In 2012, we recorded pretax charges of $41.0 million, recorded in general, administrative, restructuring and other. In 2011, we recorded pretax charges of $74.9 million, of which $5.5 million is recorded in cost of sales and $69.4 million is recorded in general and administrative, restructuring and other. The pretax charges in 2012 and 2011 consisted of $5.5 million and $20.1 million, respectively, for workforce reductions, $11.6 million and $1.8 million, respectively, for fixed asset impairments, and $2.0 million and $40.3 million, respectively, for intangible asset abandonment charges. The intangible asset charges represent the write off of capitalized costs related to development projects which were abandoned following the decision to streamline the organization and focus development efforts on those projects with the highest potential for market acceptance and profitability. Additionally, we incurred contract termination and consulting costs of $18.8 million and $12.7 million for the years ended December 31, 2012 and 2011, respectively, and in 2012 we recorded $3.1 million for lease closure costs. We expect to record additional restructuring charges in 2013 related to this program.

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the consolidated statement of operations.

The following table summarizes the cash components of the restructuring costs. At December 31, 2012 and 2011, restructuring accruals of $4.9 million and $26.9 million, respectively, were included in accrued and other liabilities in the accompanying consolidated balance sheets.

$1,000	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	19,228	443	7,238	26,909

Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22

Balance at December 31, 2012	2,321	2,466	137	4,924

The costs in the above table do not include consulting costs associated with third-party service providers that are assisting with executing the restructuring. We accrue for consulting costs as the services are provided.

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7.	Short-term Investments

At December 31, 2012 and 2011, we had €62.5 million ($82.5 million as of December 31, 2012) and €35.0 million ($45.3 million as of December 31, 2011), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. These loans consist of €47.5 million which mature in 2013 and €15.0 million in 2014. All of these instruments include put option rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.

At December 31, 2012 and 2011, we also had €6.1 million ($8.0 million) and €7.2 million ($9.3 million), respectively in term deposits with final maturities until December 2014. The deposits can be withdrawn at the end of each quarter without penalty and are therefore classified as current assets in the accompanying consolidated balance sheets.

For the year ended December 31, 2012 and 2011, proceeds from sales of short-term investments totaled $6.0 million and $242.6 million, respectively. There were no realized gains or losses during 2012 or 2011.

8.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are summarized as follows as of December 31, 2012 and 2011:

$1,000	2012	2011
Prepaid expenses	30,354	27,832
Amounts held in escrow in connection with acquisitions	7,521	7,026
Value added tax	10,221	9,488
Other receivables	7,267	14,709

	55,363	59,055

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9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2012 and 2011:

$1,000	Estimated Useful Life (in Years)	2012	2011
Land	—	15,907	15,686
Buildings and improvements	2-40	283,173	275,529
Machinery and equipment	3-20	206,871	176,662
Computer software	1-10	86,280	65,344
Furniture and office equipment	1-13	80,343	76,809
Construction in progress	—	79,402	51,827

		751,976	661,857

Less: Accumulated depreciation and amortization		(333,044)	(290,065)

Property, plant and equipment, net		418,932	371,792

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012, 2011 and 2010 depreciation and amortization expense totaled $64.8 million, $57.0 million and $47.9 million, respectively. For the years ended December 31, 2012, 2011 and 2010 amortization expense related to computer software costs totaled $8.2 million, $7.5 million and $4.6 million, respectively.

Repairs and maintenance expense was $13.7 million, $12.9 million and $11.8 million in 2012, 2011 and 2010, respectively. For the years ended December 31, 2012 and 2011, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2012, 2011 and 2010, interest capitalized in connection with construction projects was not significant.

178	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

10.	Investments

We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. A summary of these equity method investments, which are included in other assets, is as follows:

$1,000		Equity Investments as of December 31,		Share of Income (Loss) for the Years Ended December 31,
Company	Ownership Percentage	2012	2011	2012	2011	2010
PreAnalytiX GmbH	50.00%	18,182	15,723	1,972	390	2,969
QBM Cell Science	19.50%	406	395	11	(10)	11
QIAGEN Finance	100.00%	374	252	122	103	131
QIAGEN Euro Finance	100.00%	931	622	309	266	273
Pyrobett	19.00%	3,515	3,749	(234)	(178)	(73)
Dx Assays Pte Ltd	33.30%	—	—	—	—	—
Scandinavian Gene Synthesis AB	40.00%	—	15,714	(23)	23	—
Peak-Service	40.00%	20	20	—	—	—

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which each of the joint venture partners participates 50 / 50 in all decision making activities and therefore we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, we completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. We do not hold any variable interests in QIAGEN Finance or Euro Finance, and we are not the primary beneficiary, therefore neither of the entities is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance and Euro Finance is limited to our share of losses from the equity method investments.

At December 31, 2012 and 2011, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $15.5 million and $6.8 million, respectively, which are included in other assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect

QIAGEN Annual Report 2012	179

on the fair value of the investment. For the year ended December 31, 2012, we recorded an impairment of a cost method investment of $3.4 million in general and administrative, restructuring, integration and other expense.

During 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB. In 2012, we acquired the remaining shares for $8.4 million.

In 2010, we made a $4.0 million investment in Pyrobett, a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

11.	Goodwill and Intangible Assets

The following sets forth the intangible assets by major asset class as of December 31, 2012 and 2011:

		2012		2011
$1,000	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Patent and license rights	11.7 years	304,380	(134,688)	294,854	(115,310)
Developed technology	10.0 years	678,888	(270,575)	605,847	(210,022)
Customer base, trademarks, and non-compete agreements	10.3 years	391,388	(126,743)	336,216	(92,098)

	10.4 years	1,374,656	(532,006)	1,236,917	(417,430)

Unamortized intangible assets:
In-process research and development		11,222		—
Goodwill		1,759,898		1,733,722

		1,771,120		1,733,722

Amortization expense on intangible assets totaled approximately $133.1 million, $110.4 million and $94.9 million, respectively, for the years ended December 31, 2012, 2011 and 2010. In connection with the restructuring discussed more fully in Note 6, an abandonment charge of $2.0 million and $40.3 million related to discontinued projects was recorded in general and administrative, restructuring, integration and other in 2012 and 2011, respectively. The amortization of the in-process research and development will begin in 2013 as the projects are completed.

180	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Amortization of intangibles for the next five years is expected to be approximately:

$1,000	Amortization
Years ended December 31:
2013	125,722
2014	124,836
2015	124,117
2016	121,195
2017	117,332

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011, are as follows:

$1,000	Total
Balance at December 31, 2010	1,352,281

Goodwill acquired during the year	402,575
Earn-out and milestone payments	1,122
Purchase adjustments	615
Effect of foreign currency translation	(22,871)

Balance at December 31, 2011	1,733,722

Goodwill acquired during the year	82,599
Earn-out and milestone payments	(36)
Purchase adjustments	(70,034)
Effect of foreign currency translation	13,647

Balance at December 31, 2012	1,759,898

The changes in the carrying amount of goodwill during the year ended December 31, 2012 resulted from the 2012 acquisitions, purchase price adjustments primarily related to the 2011 acquisitions, foreign currency translation and changes in the fair value of contingent consideration as discussed in Note 14. During 2011, changes in goodwill resulted primarily from 2011 acquisitions and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2012 and 2011.

We occasionally enter into transactions which include the purchase, sale, or licensing of patented or non-patented technology as well as supply agreements, particularly in the areas of Pharma and Molecular Diagnostics. The agreements may be structured such that the transaction is required to be accounted for in accordance with ASC No. 845, Nonmonetary Transactions (“ASC No. 845”) and may include multiple deliverables accounted for accordance with ASC No. 605, Revenue Recognition.

QIAGEN Annual Report 2012	181

During 2010, we entered into a series of transactions with a third party, under which we exchanged certain intangible assets in a nonmonetary exchange. We have accounted for this transaction under ASC No. 845, and recorded the intangible assets received at the fair value of the assets surrendered. As there is no observable market for these assets, we have performed this nonrecurring fair value measurement based on significant unobservable inputs (Level 3 as defined in Note 14). We have performed the fair value analysis using an income approach, including development of inputs such as future revenues to be generated under the assets, and future costs associated with product development, production, and distribution under the patents, in order to determine an exit price from the perspective of a market participant that holds the assets. As a result of nonmonetary transactions, we recorded intangible assets of $30.3 million, net sales of $11.0 million and deferred revenues of $19.3 million. In the same series of transactions, we agreed to supply certain products and the deferred revenue will be recognized ratably in connection with the supply of the products. Through December 31, 2011, we recognized $1.6 million of the deferred revenue. No amounts of deferred revenue were recognized during 2012.

12.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2012 and 2011, consist of the following:

$1,000	2012	2011
Accrued expenses	62,567	82,342
Payroll and related accruals	49,563	44,421
Deferred revenue	27,296	23,793
Accrued royalties	17,600	25,659
Fair value of derivative instruments	12,911	2,492
Accrued earn-outs and milestone payments	9,806	17,470
Accrued interest on long-term debt	7,008	7,383
Preacquisition contingencies assumed in acquisition	5,493	6,203
Current portion of capital lease obligations	4,203	4,006

Total accrued and other liabilities	196,447	213,769

13.	Derivatives and Hedging

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

182	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

As of December 31, 2011, all derivatives that qualified for hedge accounting were cash-flow hedges. For derivative instruments that are designated and qualify as a cash-flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows. As of December 31, 2012 we did not have any derivatives that were accounted for as hedging instruments.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

In addition, we were party to cross-currency swaps which were entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2011, which matured in November 2012 and had fair market values of $0.7 million included in prepaid and other assets and $1.7 million included in accrued and other liabilities as of December 31, 2011 in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $574.5 million and fair values of $0.8 million and $12.9 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expire at various dates through April 2013. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expired at various dates through April 2012. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.

Interest Rate Derivatives

We used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates until October 2011. We entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

QIAGEN Annual Report 2012	183

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2012 and 2011:

	Derivatives in Asset Positions Fair Value		Derivatives in Liability Positions Fair Value
$1,000	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivative instruments designated as hedges
Interest rate contracts	—	—	—	—
Foreign exchange contracts	—	658	—	(1,723)

Total derivative instruments designated as hedges	—	658	—	(1,723)

Undesignated derivative instruments
Foreign exchange contracts	833	5,489	(12,911)	(769)

Total derivative instruments	833	6,147	(12,911)	(2,492)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2012 and 2011:

Year ended December 31, 2012 $1,000	Gain (Loss) Recognized in AOCI	Location of (Gain) Loss in Income Statement	(Gain) Loss Reclassified from AOCI into Income	Gain Recognized in Income
Cash flow hedges
Interest rate contracts	—	Interest expense	—	—
Foreign exchange contracts	305	Other expense / income, net	781	—

Total	305		781	—

Undesignated derivative instruments
Foreign exchange contracts	—	Other expense / income, net	—	(13,456)

Year ended December 31, 2011 $1,000	Gain (Loss) Recognized in AOCI	Location of (Gain) Loss in Income Statement	(Gain) Loss Reclassified from AOCI into Income	Loss Recognized in Income
Cash flow hedges
Interest rate contracts	2,721	Interest expense	—	NA
Foreign exchange contracts	2,696	Other expense / income, net	(3,961)	NA

Total	5,417		(3,961)	NA

Undesignated derivative instruments
Foreign exchange contracts	NA	Other expense / income, net	NA	14,194

NA – Not applicable

184	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

14.	Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.

QIAGEN Annual Report 2012	185

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2012				As of December 31, 2011
$1,000	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	7,989	82,462	—	90,451	9,290	45,287	—	54,577
Foreign exchange contracts	—	833	—	833	—	6,147	—	6,147

	7,989	83,295	—	91,284	9,290	51,434	—	60,724

Liabilities:
Foreign exchange contracts	—	12,911	—	12,911	—	2,492	—	2,492
Contingent consideration	—	—	18,983	18,983	—	—	38,646	38,646

	—	12,911	18,983	31,894	—	2,492	38,646	41,138

For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2012:

$1,000	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Balance at December 31, 2010	22,510

Additions from acquisitions	24,885
Payments	(9,065)
Loss included in earnings	253
Foreign currency translation	63

Balance at December 31, 2011	38,646

Additions from acquisitions	16,875
Payments	(6,008)
Gain included in earnings	(11,463)
Reversals	(19,129)
Foreign currency translation	62

Ending balance at December 31, 2011	18,983

For the year ended December 31, 2012, the gain of $11.5 million was recognized in earnings as follows: $6.7 million in cost of sales and $4.8 million in general and administrative, restructuring, integration and other. During 2012, a reduction in the fair value of contingent consideration of $19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.

186	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2012 and 2011 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of a cost-method investment as discussed in Note 10.

15.	Lines of Credit and Debt

The credit facilities available at December 31, 2012 total €438.0 million (approximately $577.9 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012, and four other lines of credit amounting to €38.0 million with no expiration date, none of which were utilized as of December 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2012, $1.1 million of commitment fees were paid. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The credit facilities are for general corporate purposes.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The carrying values of these Senior Notes totaling $400.0 million approximates fair value as of December 31, 2012, as neither the Treasury rates nor credit spreads have changed significantly since the issuance date in October 2012.

Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

At December 31, 2012, total long-term debt was approximately $847.0 million, $0.9 million of which is current. We believe that funds from operations, existing cash and cash equivalents, short-term investments and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2013.

QIAGEN Annual Report 2012	187

	As of December 31
$1,000	2012	2011
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.7% due in May 2026	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% due in February 2024	145,000	145,000
3.19% Series A Senior Notes due October 16, 2019	73,000	—
3.75% Series B Senior Notes due October 16, 2022	300,000	—
3.90% Series C Senior Notes due October 16, 2024	27,000	—
Other notes payable bearing interest up to 6.28% and due through November 2015	1,992	2,622

Total long-term debt	846,992	447,622

Less current portion	948	1,617

Long-term portion	846,044	446,005

Future principal maturities of long-term debt as of December 31, 2012, are as follows:

$1,000 Years ending December 31
2013	948
2014	396
2015	648
2016	—
2017	—
Thereafter	845,000

846,992

Interest expense on long-term debt was $17.4 million, $22.1 million and $24.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes are loaned by Euro Finance to consolidated subsidiaries and at December 31, 2012 and 2011, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.7% and were originally due in December 2014. In 2012, we refinanced the $300 million note with QIAGEN Euro Finance and under the new terms the debt is due in May 2026. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders

188	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2012 was $358.4 million. We have reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes are loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and at December 31, 2012 and 2011, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. The notes are due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2012 was $209.7 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

16.	Income Taxes

Income before provision for income taxes for the years ended December 31, 2012, 2011 and 2010 consisted of:

$1,000	2012	2011	2010
Pretax income in The Netherlands	27,222	30,232	55,431
Pretax income from foreign operations	117,931	65,980	117,690

	145,153	96,212	173,121

QIAGEN Annual Report 2012	189

The provisions for income taxes for the years ended December 31, 2012, 2011 and 2010 are as follows:

$1,000	2012	2011	2010
Current
The Netherlands	3,271	6,752	12,265
Foreign	35,112	26,372	36,487

	38,383	33,124	48,752

Deferred
The Netherlands	—	—	—
Foreign	(22,767)	(31,861)	(19,942)

	(22,767)	(31,861)	(19,942)

Total provision for income taxes	15,616	1,263	28,810

The Netherlands statutory income tax rate for the years ended December 31, 2012, 2011 and 2010 was 25%, 25% and 25.5%. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
$1,000	Amount	%	Amount	%	Amount	%
Income taxes at The Netherlands statutory rate	36,288	25.0	24,053	25.0	44,146	25.5
Earnings of subsidiaries taxed at different rates	5,180	3.6	3,204	3.3	7,710	4.5
Tax impact from permanent items	4,854	3.4	5,989	6.2	3,295	1.9
Tax impact from tax exempt income	(36,969)	(25.5)	(23,382)	(24.3)	(10,283)	(6.0)
Tax contingencies, net	2,729	1.9	(1,675)	(1.7)	(1,269)	(0.7)
Taxes due to changes in tax rates	(1,086)	(0.8)	(3,521)	(3.7)	(1,400)	(0.8)
Taxes due to changes in tax laws	2,697	1.9	—	—	—	—
Restructuring	—	—	—	—	(12,903)	(7.5)
Prior year taxes	2,805	1.9	(2,632)	(2.7)	476	0.3
Other items, net	(882)	(0.6)	(773)	(0.8)	(962)	(0.6)

Total provision for income taxes	15,616	10.8	1,263	1.3	28,810	16.6

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2000 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2008. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2008 through the current period.

190	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

During 2011, the tax authorities audited the income tax returns of our German subsidiaries for the tax years 2006 through 2009. The outcome of the audit resulted in a current tax liability of $5.3 million primarily related to the timing of certain deductions. As such, a deferred tax asset and deferred tax benefit was recorded that substantially offset the current year liability and expense. As a result of the audit being settled in 2011, the Company released $2.3 million of tax reserves through income tax expense.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2012, will significantly increase or decrease during the twelve-month period ending December 31, 2013; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

$1,000	Unrecognized Tax Benefits
Balance at December 31, 2010	8,673

Additions based on tax positions related to the current year	757
Additions for tax positions of prior years	31
Settlements with taxing authorities	(2,257)
Reductions due to lapse of statute of limitations	(207)
Decrease from currency translation	(62)

Balance at December 31, 2011	6,935

Additions based on tax positions related to the current year	819
Additions for tax positions of prior years	3,608
Reductions due to lapse of statute of limitations	(691)
Increase from currency translation	104

Balance at December 31, 2012	10,775

At December 31, 2012 and 2011, our net unrecognized tax benefits totaled approximately $8.8 million and $6.3 million, respectively, of which $8.8 million and $6.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. It is possible that approximately $2.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2012 and 2011, we have net interest expense and penalties of $2.8 million and $0.1 million, respectively. At December 31, 2012 and 2011, we have accrued interest of $3.0 million and $0.5 million, respectively, that are not included in the table above.

QIAGEN Annual Report 2012	191

We have recorded net deferred tax liabilities of $165.0 million and $181.5 million at December 31, 2012 and 2011, respectively. The 2011 deferred taxes have been adjusted to correctly reflect as current or non-current and to net deferred tax positions within the same tax jurisdictions. These balance sheet reclassifications have no impact on retained earnings. The components of the net deferred tax liability at December 31, 2012, and December 31, 2011, are as follows:

	2012		2011
$1,000	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	17,664	—	10,389	—
Accrued and other liabilities	21,412	(552)	25,981	(65)
Inventories	2,991	(1,410)	3,106	(1,578)
Allowance for bad debts	687	(600)	726	(471)
Currency revaluation	266	(746)	—	(546)
Depreciation and amortization	606	(10,027)	124	(19,854)
Capital lease	2,149	—	2,392	—
Tax credits	611	—	6,848	—
Unremitted profits and earnings	—	(1,215)	—	(1,175)
Intangibles	5,270	(220,880)	2,523	(218,027)
Equity awards	10,082	—	7,289	—
Other	10,460	(1,314)	6,553	(1,432)
Valuation allowance	(442)	—	(4,260)	—

	71,756	(236,744)	61,671	(243,148)

Net deferred tax liabilities		(164,988)		(181,477)

At December 31, 2012 and 2011, we had $58.7 million and $39.4 million in total foreign net operating losses. At December 31, 2012 and 2011, we had $13.5 million and $5.1 million of U.S. federal net operating loss (NOL) carryforwards. At December 31, 2012, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code but all losses subject to IRC 382 limitation are expected to be utilized before they expire. The net operating losses in the U.S. will expire beginning December 31, 2021 through December 31, 2031. As of December 31, 2012 and 2011, we had other foreign NOL carryforwards totaling approximately $45.2 million and $34.3 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2013. The valuation allowance amounts for the years ended December 31, 2012 and 2011 are $0.4 million and $4.3 million, respectively. We had a release of the valuation allowance of $3.9 million in 2012 as an adjustment to goodwill related to a deferred tax asset from a 2009 acquisition. In 2011, we had a decrease of valuation allowance of $1.1 million from the deferred tax assets that were used to offset current tax liability.

As of December 31, 2012, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $185.0 million at December 31, 2012. We have $18.0 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at

192	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

December 31, 2012 and December 31, 2011, of approximately $1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

17.	Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income at December 31:

$1,000	2012	2011
Net unrealized loss on hedging contracts, net of tax of $0.1 million in 2011	—	(762)
Net unrealized (loss) gain on pension, net of tax	(483)	115
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.4 million and $4.9 million in 2012 and 2011, respectively	5,954	7,369
Foreign currency translation adjustments	38,520	9,182

Accumulated other comprehensive income	43,991	15,904

18.	Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). Through December 31, 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $35.7 million, in total. We intend to complete the share repurchase program in 2013. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

QIAGEN Annual Report 2012	193

19.	Earnings per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31
$1,000, except per share data	2012	2011	2010
Net income attributable to the owners of QIAGEN N.V.	129,506	96,038	144,311
Weighted average number of common shares used to compute basic net income per common share	235,582	233,850	232,635
Dilutive effect of stock options and restrictive stock units	2,341	2,876	2,843
Dilutive effect of outstanding warrant shares	2,823	2,338	5,005

Weighted average number of common shares used to compute diluted net income per common share	240,746	239,064	240,483

Outstanding options and awards having no dilutive effect, not included in above calculation	2,906	3,995	2,152

Outstanding warrants having no dilutive effect, not included in above calculation	23,644	23,591	21,462

Basic earnings per common share attributable to the owners of QIAGEN N.V.	0.55	0.41	0.62

Diluted earnings per common share attributable to the owners of QIAGEN N.V.	0.54	0.40	0.60

20.	Commitments and Contingencies

Lease Commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $21.5 million, $20.3 million and $17.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Minimum future obligations under capital and operating leases at December 31, 2012 are as follows:

$1,000	Capital Leases	Operating Leases
2013	5,396	16,309
2014	5,304	11,389
2015	5,290	9,834
2016	3,998	5,879
2017	1,429	3,234
Thereafter	1,429	7,809

	22,846	54,454

Less: Amount representing interest	(2,958)

	19,888
Less: Current portion	(4,203)

Long-term portion	15,685

194	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25% of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $17.6 million and $25.7 million at December 31, 2012 and 2011, respectively. Royalty expense relating to these agreements amounted to $52.5 million, $43.3 million, and $45.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2012, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

$1,000	Purchase Commitments	License & Royalty Commitments
2013	54,754	9,224
2014	4,124	3,762
2015	1,339	1,773
2016	152	1,798
2017	—	1,799
Thereafter	—	2,905

	60,369	21,261

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 5, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017, and $51.1 million, payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, we have assessed the fair value at December 31, 2012, to be $19.0 million, where $9.8 million and $9.2 million are included in accrued and other liabilities and other long-term liabilities, respectively.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2012, the commitment under these agreements totaled $15.3 million.

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance,

QIAGEN Annual Report 2012	195

if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2012 and 2011 appropriately reflect the estimated cost of such warranty obligations.

Preacquisition Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquisition contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.5 million and $7.0 million as of December 31, 2012 and 2011, respectively. In addition, we have recorded $5.5 million and $6.2 million for preacquisition contingencies as a liability under accrued and other liabilities as of December 31, 2012 and 2011, respectively.

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

21.	Share-Based Compensation

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new common shares to satisfy option exercises and had approximately 19.8 million Common Shares reserved and available for issuance under this plan at December 31, 2012.

In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.1 million common shares reserved and available for issuance under these plans at December 31, 2012.

196	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Stock Options

During the years ended December 31, 2012 and 2011, we granted 592,829 and 601,897 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Stock price volatility	34%	34%	31%
Risk-free interest rate	0.82%	1.88%	2.12%
Expected life (in years)	4.89	4.97	4.84
Dividend rate	0%	0%	0%
Forfeiture rate	5.9%	6.1%	7.0%

A summary of the status of employee stock options as of December 31, 2012 and changes during the year then ended is presented below:

All employee options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value ($1,000)
Outstanding at January 1, 2012	6,527	$13.61
Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64

Outstanding at December 31, 2012	5,333	$14.16	4.09	25,006

Exercisable at December 31, 2012	4,252	$13.18	2.91	23,664

Vested and expected to vest at December 31, 2012	5,257	$14.12	4.01	24,886

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2011, and 2010 was $4.80, $6.49 and $6.42, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $7.2 million and $3.7 million, respectively. At December 31, 2012, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $3.5 million and will be recognized over a weighted average period of approximately 1.66 years.

At December 31, 2012, 2011 and 2010, options were exercisable with respect to 4.3 million, 5.5 million and 6.4 million common shares at a weighted average price of $13.18, $12.37 and $12.93 per share, respectively. The options outstanding at December 31, 2012 expire in various years through 2022.

Stock Units

Stock units represent rights to receive common shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.1%. At December 31, 2012, there was $67.6 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be

QIAGEN Annual Report 2012	197

recognized over a weighted average period of 2.9 years. The weighted average grant date fair value of stock units granted during the year ended December 31, 2012 was $15.80. The total fair value of stock units that vested during the years ended December 31, 2012 and 2011, was $13.3 million and $8.8 million, respectively.

A summary of stock units as of December 31, 2012 and changes during the year are presented below:

Stock Units	Stock Units in thousands	Weighted Average Contractual Term	Aggregate Intrinsic Value $1,000
Outstanding at January 1, 2012	5,651
Granted	2,574
Vested	(831)
Forfeited	(473)

Outstanding at December 31, 2012	6,921	2.85	125,602

Vested and expected to vest at December 31, 2012	5,732	2.74	104,029

Compensation Expense

Share-based compensation expense before taxes for the years ended December 31, 2012, 2011 and 2010 totaled approximately $25.4 million, $19.5 million and $13.6 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2012, 2011 or 2010 as the amounts were not material. The excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $1.5 million, $4.2 million and $2.0 million, respectively, for the years ended December 31, 2012, 2011 and 2010.

Compensation expense $1,000	2012	2011	2010
Cost of sales	2,328	1,672	932
Research and development	4,167	3,055	2,087
Sales and marketing	6,123	4,285	2,885
General and administrative	12,737	10,528	7,688

Share-based compensation expense	25,355	19,540	13,592

22.	Employee Benefits

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.1 million, $2.3 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2012, 2011 and 2010.

198	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $4.0 million at December 31, 2012, and $2.9 million at December 31, 2011, and is included as a component of other long-term liabilities on the consolidated balance sheets.

23.	Related Party Transactions

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities for which we do not hold any variable interests and are not the primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2012 and 2011, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $4.4 million. We also had amounts receivable from QIAGEN Finance of $3.4 million. As of December 31, 2012 and 2011, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.6 million and $3.0 million, respectively, and amounts receivable from Euro Finance of $1.3 million and $1.6 million, respectively. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we will pay a total of $7.7 million in 2013 and another $2.0 million in total based on the achievement of certain milestones.

From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.

Years ending December 31 $1,000	2012	2011
Net sales	7,068	6,287
Accounts receivable	2,651	3,606
Accounts payable	3,699	4,642

Accounts receivable	1,674	1,539

QIAGEN Annual Report 2012	199

24.	Subsequent Event

Since December 31, 2012, and through February 22, 2013, we have repurchased 1.9 million shares of common shares under the share repurchase program discussed more fully in Note 18, for approximately $38.5 million, in total.

List of Subsidiaries

The following is a list of subsidiaries as of December 31, 2011, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company Name	Jurisdiction of Incorporation
Cellestis Limited	Australia
Cellestis GmbH	Germany
Corbett Research Ltd Pty	Australia
Ipsogen SA	France
QIAGEN Australia Holding	Australia
QIAGEN Inc. (Canada)	Canada
QIAGEN Deutschland Holding GmbH	Germany
QIAGEN Gaithersburg, Inc.	Delaware
QIAGEN GmbH	Germany
QIAGEN Hamburg GmbH	Germany
QIAGEN, U.S. Finance Holdings	Luxembourg
QIAGEN, Finance (MALTA) Ltd	Malta
QIAGEN, Inc. (USA)	California
QIAGEN Instruments AG	Switzerland
QIAGEN K.K.	Japan
QIAGEN Lake Constance GmbH	Germany
QIAGEN Ltd.	U.K.
QIAGEN Manchester Ltd.	U.K.
QIAGEN Mexico	Mexico
QIAGEN North American Holdings Inc.	California
QIAGEN Pty. Ltd.	Australia
QIAGEN SA	France
QIAGEN Sciences, LLC	Maryland
QIAGEN Shenzhen Co. Ltd.	China
QIAGEN SpA	Italy
Quanta Biosciences, Inc.	Maryland
SABiosciences	Maryland

200	QIAGEN Annual Report 2012

FINANCIAL RESULTS Notes to Consolidated Financial Statements | Auditor’s Report

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 18(A). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 1, 2013
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

QIAGEN Annual Report 2012	201

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of

202	QIAGEN Annual Report 2012

FINANCIAL RESULTS Auditor’s Report

income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of QIAGEN N.V. and Subsidiaries and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 1, 2013
Düsseldorf, Germany

/s/ Hendrik Hollweg	/s/ Tobias Schlebusch
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

QIAGEN Annual Report 2012	203

QIAGEN KEY FIGURES

QIAGEN Key Figures

$1,000 except per share data Results	2012	2011	2010	2009
Net sales	1,254,456	1,169,747	1,087,431	1,009,825
Operating income	169,814	99,588	188,537	180,205
Net income*	129,506	96,038	144,311	137,767
Basic earnings per share*	0.55	0.41	0.62	0.67
Diluted earnings per share (EPS)*	0.54	0.40	0.60	0.64
Research and Development
R&D expenses $ million	122.5	130.6	126.0	107.9
R&D expenses as % of net sales	10	11	12	11
R&D employees	670	758	740	698
Number of shares (in thousands)
Weighted average number of common shares used to compute basic net income per common share	235,582	233,850	232,635	206,928

Weighted average number of common shares used to compute diluted net income per common share	240,746	239,064	240,483	213,612

Cash flow
Cash flow from operations	244,880	244,779	250,752	216,995
Capital expenditures for property, plant and equipment	101,996	86,805	79,666	52,179
Free cash flow (Cash flow from operations less capital expenditures)	142,884	157,974	171,085	164,816
Cash EPS (Cash flow from operations / weighted average number of diluted shares)	1.02	1.02	1.04	1.02
Balance sheet
Total assets	4,087,631	3,729,685	3,878,478	3,769,219
Cash and cash equivalents	394,037	221,133	828,407	825,557
Total long-term liabilities, including current portion	1,101,550	725,874	1,118,932	1,171,065

Total equity*	2,724,363	2,557,798	2,476,353	2,291,169

*	Attributable to the owners of QIAGEN N.V.

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SERVICE QIAGEN Key Figures

As of December 31

2008	2007	2006	2005	2004	2003
892,975	649,774	465,778	398,395	380,629	351,404
145,662	83,133	100,601	94,837	84,140	68,889
89,033	50,122	70,539	62,225	48,705	42,850
0.45	0.30	0.47	0.42	0.33	0.29
0.44	0.28	0.46	0.41	0.33	0.29

97.3	64.9	41.6	35.8	34.4	31.8
11	10	9	9	9	9
529	461	332	321	276	269

196,804	168,457	149,504	147,837	146,658	145,832

204,259	175,959	153,517	150,172	148,519	147,173

172,998	84,811	101,479	91,237	53,798	64,060
39,448	34,492	28,995	13,728	12,621	19,558
133,550	50,319	72,484	77,509	41,177	44,502
0.85	0.48	0.66	0.61	0.36	0.44

2,810,789	2,775,174	1,212,012	765,298	714,599	551,930
333,313	347,320	430,357	191,700	196,375	98,993
1,128,301	1,220,084	536,738	230,086	234,138	131,095

1,453,844	1,391,575	566,165	450,457	400,376	334,786

QIAGEN Annual Report 2012	205

GLOSSARY

A

Amplification Making multiple copies of nucleic acid sequences to enable analysis for diagnostic or identification purposes. Various technologies are used to amplify genomic information in the laboratory, the most popular being the Polymerase Chain Reaction (PCR).

Applied Testing Use of Sample & Assay Technologies for professional applications beyond healthcare and research, including human identification and forensics, veternary testing, food safety and other uses in non-human health applications.

Assay Analysis to determine the presence, absence, or quantity of one or more components; a test used in this analysis.

Autoimmune disease An illness that occurs when the body tissues are attacked by its own immune system.

B

Bacillus Calmette-Guérin (BCG) A vaccine against tuberculosis.

Bioinformatics Software tools to generate useful biological knowledge and store, retrieve, organize and analyze biological data.

Biomarker Molecules found in the body that indicate a specific biological condition such as a disease, predisposition to a disease, or response to drugs, which are increasingly used to personalize medical treatments for various conditions.

Biomedical research Scientific investigation of any matter related to living or biological systems. “Biomedical” usually denotes an emphasis on problems related to human health and diseases.

BRAF A human gene that makes a protein called B-Raf. The B-Raf protein is involved in sending signals inside cells, which are involved in directing cell growth. It’s been shown to be faulty (mutated) in human cancers.

C

Campylobacter (meaning ‘twisted bacteria’) A genus of bacteria that are Gram-negative, spiral, and microaerophilic. The organisms have a characteristic spiral / corkscrew appearance. Campylobacter jejuni is now recognized as one of the main causes of bacterial foodborne disease in many developed countries.

CE mark A mandatory mark, officially called “CE marking,” that designates products as meeting safety, health and environmental requirements for the European Economic Area (EEA). The CE mark is a precondition to market products that can be used for in vitro diagnostics in Europe, and is also accepted by many other countries outside of Europe.

Clinical trial A research study involving patients or human subjects. The most common clinical trials evaluate new drugs, medical devices, biologics, or other patient interventions in scientifically controlled settings, and are required for regulatory approval of new therapies or diagnostics.

Companion diagnostics A key tool for personalized medicine. Companion diagnostics are tests administered ahead of, or in combination with, individual drug therapies, allowing physicians to assess the likely outcome and safety, and eliminating a “trial and error” approach to treatment of disease.

Consumables Kits that contain proprietary sample-processing devices and the chemicals and technical protocols needed to prepare a specified number of samples. QIAGEN consumable products include kits for DNA and RNA separation, purification, stabilization, amplification and analysis, and protein purification – all common steps in research and diagnostic lab settings.

CT Chlamydia trachomatis, a disease-causing bacteria. Chlamydia infections are the most common bacterial sexually transmitted infections in humans and are the leading cause of infectious blindness worldwide.

CT scan Computerized tomography scan.

Cytology Study of cells and their structure, function, multiplication and pathology.

Cytomegalovirus infection (CMV) A member of the herpes virus group, which also includes herpes simplex virus, varicella-zoster virus (which causes chickenpox) and Epstein-Barr virus (which causes infectious mononucleosis). These viruses share a characteristic ability to remain dormant within the body over a long period.

D

DNA Deoxyribonucleic acid is a molecule seen as a basic building block of life. It contains genetic information including the instructions needed for an organism to develop, survive and reproduce. In DNA, two strands form a double helix structure built up from the four nucleotides, or “bases,” adenine, cytosine, guanine and thymine (A, C, G, and T).

DNA methylation A type of chemical modification, where DNA acts as an “on” and “off” switch for individual genes. Methylation patterns can be analyzed to diagnose conditions and determine the presence or absence of disease.

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DNA sequencing The process used to obtain the sequential DNA arrangement of the nucleotides, or “bases,” A, C, G and T. The DNA sequence carries information that a cell needs to assemble protein and RNA molecules and is important in investigating the functions of genes.

Drug metabolism The chemical alteration of a drug by the body.

Drug target The biological target for a medicine to act in the body and fight disease.

E

Epstein-Barr virus (EBV) A virus of the herpes family, and one of the most common viruses in humans. It is best known as the cause of infectious mononucleosis. It is also called human herpesvirus 4 (HHV-4).

EGFR Epidermal growth factor receptor is the cell-surface receptor for members of the epidermal growth factor family of extracellular protein ligands. Mutations involving EGFR could lead to its constant activation, which could result in uncontrolled cell division – a predisposition for cancer. Consequently, mutations of EGFR have been identified in several types of cancer, and it is the target of an expanding class of anticancer therapies.

Enzyme-linked immunosorbent assay (ELISA) A test that uses antibodies and color change to identify a substance.

Epigenetics A research area devoted to the analysis of hereditary factors that may have an impact on the phenotype of an organism or its gene expression, but are not associated with changes in the underlying DNA sequence. A key mechanism in epigenetics is DNA methylation.

F

FDA The Food and Drug Administration is an agency of the U.S. Department of Health and Human Services responsible for regulating drugs, medical devices, biologicals such as vaccines, food, dietary supplements, blood products, radiation-emitting devices, veterinary products and cosmetics in the United States.

Forensics Application of scientific techniques to legal matters – for example, analysis of physical evidence from crime scenes or use of DNA evidence for identification of victims or perpetrators.

Functional genomics Study of genes, their resulting proteins and the functions of specific proteins in the body.

G

GC Gonococcus, or Neisseria gonorrhea, is a species of Gram-negative bacteria responsible for the sexually transmitted disease gonorrhea.

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into proteins (translation).

Gene sequencing Determining the order of DNA nucleotides or bases in a gene.

Gene silencing Repression of gene expression, especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Genetic modification (GM) The process of manipulating genes, usually outside the organism’s normal reproductive process, to obtain different characteristics, for example in genetically modified foods.

Genome The entire genetic information of an organism. In most organisms it consists of DNA; in some viruses it can consist of RNA.

Genomic DNA A representative sample of DNA contained in a genome.

Genomics Scientific study of genes and their role in an organism’s structure, growth, health, disease, ability to resist disease, etc.

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – study or testing of variations in the genetic information among different individuals.

GMO Genetically-modified organisms.

H

HDA Helicase-dependent amplification is an amplification technology for nucleic acids working at constant temperatures, unlike changing temperatures involved in PCR.

Hepatitis B An infectious inflammatory illness of the liver caused by the hepatitis B virus (HBV).

Hepatitis C An infectious disease affecting primarily the liver, caused by the hepatitis C virus (HCV).

High-throughput screening Testing of large numbers of samples, often simultaneously.

Histopathology The microscopic examination of tissue in order to study the manifestations of disease.

HIV The virus that causes acquired immune deficiency syndrome (AIDS); it replicates in and kills the helper T cells.

QIAGEN Annual Report 2012	207

HLA Human leukocyte antigen is a gene product of the major histocompatibility complex that influences immune response. These antigens play an important role in human organ transplantation, transfusions in refractory patients and certain disease associations.

HPV A virus identified as a necessary factor in the development of nearly all cases of cervical cancer in women. Approximately 130 human papillomavirus (HPV) types have been identified. Persistent infection with one of 15 “high-risk” subtypes of sexually transmitted HPV may lead to potentially precancerous lesions and can progress to invasive cancer.

Hybrid capture technology Proprietary technology used to detect various infections such as HPV, chlamydia trachomatis (CT), Neisseria gonorrhea (GC) and cytomegalovirus (CMV). In “hybrid capture,” RNA probes bind to DNA in the targeted virus or bacterium, forming a “hybrid.” This hybrid is then “captured” by an antibody added to the solution. In a later step, additional antibodies that produce light in the presence of hybrids are introduced. They bind to the hybrids, resulting in the emission of light that is measured by an instrument called a luminometer. The amount of light detected indicates the amount of target DNA present.

I

Immunoassay Biochemical test that measures concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

Infectious disease Any disease caused by the entrance, growth, and multiplication of microorganisms in the body; a germ disease.

In vitro diagnostics These tests, known as IVD, are medical devices intended to perform diagnoses from assays in a laboratory test tube, or more generally in a controlled environment outside a living organism. In Latin, in vitro means “in glass.”

J

Janus kinase 2 (JAK2) A gene that provides instructions for making a protein that promotes the growth and division (proliferation) of cells. This protein is part of a signaling pathway called the JAK / STAT pathway, which transmits chemical signals from outside the cell to the cell’s nucleus.

K

KRAS The KRAS gene (short for Kirsten rat sarcoma viral oncogene homolog) encodes a protein also known as KRAS that is involved in regulating cell division. While the protein product of the unmutated KRAS gene performs an essential function in normal tissue signaling, mutated KRAS genes are potent oncogenes that play a role in many cancers.

L

Laboratory developed tests In vitro diagnostic tests that are developed, validated and used for in-house pathology and diagnostic purposes. LDTs are intended for use only by the laboratory entity where they are developed, unlike the majority of commercially marketed laboratory tests which are manufactured by medical device companies and sold to laboratories, hospitals or physicians’ offices, and must be cleared or approved by the Food and Drug Administration.

Latent tuberculosis A patient is infected with Mycobacterium tuberculosis, but does not have active tuberculosis disease. The main risk is that approximately 10% of these patients will go on to develop active tuberculosis at a later stage of their life.

Listeria A type of bacterium (Listeria monocytogenes) that infects humans and other warm-blooded animals through contaminated food.

M

Metabolic enzyme A protein that catalyzes biochemical reactions for the synthesis, modification and breakdown of molecules (e. g. drugs) in a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for analyzing individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

MicroRNAs (miRNAs) Single-stranded RNA molecules of about 21 – 23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into proteins (non-coding RNA).

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids (DNA and RNA) and proteins.

Molecular diagnostics The use of DNA, RNA and proteins to test for specific health conditions in humans.

MRI Magnetic resonance imaging is a medical imaging technique used in radiology to visualize internal structures of the body in detail.

Multiplex assay A type of laboratory procedure that performs multiple assays concurrently.

N

Next-Generation Sequencing (NGS) The process of determining the precise order of nucleotides within a DNA molecule. It includes any method or technology that is used

208	QIAGEN Annual Report 2012

SERVICE Glossary

to determine the order of the four bases – adenine, guanine, cytosine, and thymine – in a strand of DNA. The advent of NGS has greatly accelerated biological and medical research and discovery.

Noroviruses A group of related, single-stranded RNA (ribonucleic acid) viruses that cause acute gastroenteritis in humans.

Nucleic acid Single or double-stranded polynucleotides involving RNA or DNA, which are the crucial building blocks of life involved in the storage and expression of genetic information.

O

Oncogene An oncogene is a gene that, when mutated or expressed at high levels, helps turn a normal cell into a tumor cell. Examples are PI3K, BRAF, KRAS, BCL-ABL.

Optical fluorescence detection technology A technique using optical measurement to quantify and analyze light emissions specific to molecular interactions in a variety of diagnostic and other applications.

P

Pap smear The Papanicolaou test (also called Pap smear, Pap test, cervical smear, or smear test) is a cytology-based screening test used to detect premalignant and malignant (cancerous) processes in the cervix.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness.

Pathway A series of metabolic / biological actions among molecules in a cell. An understanding of entire pathways and the complex interactions of all molecules involved – as opposed to the study of individual molecules – is a key to understanding the specifics of many diseases and the development of new diagnostics and drugs.

PCR Polymerase chain reaction is the most widely used laboratory technique to amplify DNA or RNA sequences. The temperature of a sample is repeatedly raised and lowered to help heat-stable polymerase enzymes copy the target nucleic acid sequence. PCR can produce a billion copies of the target sequence in a few hours.

Personalized medicine Use of information from a patient’s genotype, level of gene expression and other clinical data to stratify disease, select a medication or dosage, or initiate a therapeutic or preventive measure that is particularly suited to that patient at the time of administration.

Pharmacogenetics Study of the association between specific genetic characteristics and response to drug therapy to select “the right medicine for the right patient.”

Pharmacogenomics Analyzing the entire spectrum of genes that determine drug behavior and sensitivity, pharmacogenomics is concerned with genetic effects on drugs themselves, and with genetic variances that contribute to variable effects of drugs in different individuals.

Polymerases Enzymes that catalyze the production of a nucleic acid strand using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic effect that influences the observable characteristics of an organism but can be modified by environmental conditions. Genetic testing can identify individuals who are genetically predisposed to certain health problems.

Primer A strand of nucleic acid that serves as a starting point for DNA or RNA synthesis. They are required because the enzymes that catalyze replication, DNA polymerases, can only add new nucleotides to an existing strand of DNA.

Pyrosequencing A next-generation DNA sequencing technology based on the “sequencing by synthesis” principle. Pyrosequencing enables decoding of short to medium-length DNA sequences and is highly useful for analyzing DNA methylation patterns.

R

Reagent A chemical substance (other than the specimen) used in conducting a diagnostic test / assay.

Real-time PCR Polymerase chain reaction in real time that involves the sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. It is often used to measure the amount of a specific DNA molecule in a sample.

Reverse transcription The process of making a double stranded DNA molecule from a single stranded RNA template through the enzyme, reverse transcriptase.

RNA Ribonucleic acid is one of the building blocks of life, included in many types of biologically relevant molecules, especially mRNA (messenger RNA), which is copied from DNA and encodes proteins.

RNAi RNA interference is one methodology used to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction is a technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

QIAGEN Annual Report 2012	209

S

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

Sensitivity A statistical measure of how well a test correctly identifies a condition. For example, with a medical test to determine if a person has a certain disease, the sensitivity is the probability that if the person has the disease, the test result will be “positive.” High sensitivity is required when early diagnosis and treatment are beneficial to patients, or when a disease is infectious and screening is useful to containing it.

siRNA Short interfering RNA is a specific short sequence of double-stranded RNA (dsRNA) with less than 30 base pairs.

SNP Single nucleotide polymorphism – DNA sequence variations occurring when a single nucleotide (A, T, C or G) in the genome differs between members of a species. Variations in DNA sequences can affect how humans develop diseases and respond to pathogens, drugs, vaccines and other agents, and thus serve as potential biomarkers. SNPs are thought to be key enablers in achieving the potential of personalized medicine.

Specificity A statistical measure of how well a test correctly identifies the negative cases, those that do not meet the condition under study. For example, specificity in a medical test to determine if a person has a certain disease is the probability that a “negative” result accurately indicates that the person does not have the disease. High specificity is important when the treatment or diagnosis could be harmful to patients mentally and / or physically.

Swine flu Any strain of the influenza virus that can be endemic in pigs (swine), and also found in humans. The 2009– 2010 pandemic in humans, widely known as “swine flu” or “H1N1,” was due to a strain of influenza. A virus subtype H1N1 that global health authorities viewed as a particularly dangerous threat.

T

Test kit An FDA cleared or approved test package that includes all of the reagents necessary to obtain test results and a protocol with instructions for using the test kit.

Translational medicine The findings in basic research are more quickly and efficiently translated into medical practice and resulting in faster and better outcomes for patients.

Trichella The genus of parasitic roundworms of the phylum Nematoida that cause trichinosis.

W

Workflow An orderly series of steps a laboratory must follow to take a sample from raw biological material through isolation and purification, identification and measurement by molecular assays, on to analysis and through final results. Automation systems increasingly move beyond individual lab tasks to focus on enhancing the efficiency of entire workflows.

Z

Zoonosis A disease that normally exists in animals but that can infect humans. There are multitudes of zoonotic diseases.

210	QIAGEN Annual Report 2012

SERVICE Glossary | Service

SERVICE

Corporate Communications

FOR INVESTORS

Phone worldwide: + 49 2103 29 11711

Phone U.S.: + 1 240 686 2222

Email: ir@qiagen.com

FOR MEDIA

Phone worldwide: + 49 2103 29 11826

Phone U.S.: + 1 240 686 7425

Email: pr@qiagen.com

QIAGEN in the internet

www.qiagen.com

Sources

Page 29:

Personalized Medicine Coalition, 2011 Organisation for Economic Cooperation and Development, 2007 International Agency for Research on Cancer, 2012 Dow Jones & Co. Inc., 2011 ASCO Gastrointestinal Cancers Symposium, 2009 Tufts Center for the Study of Drug Development, 2012

Page 57:

World Health Organization, 2012

Page 73:

Food and Agriculture Organization of the United Nations, 2013

Financial Calendar

APRIL 29, 2013

First Quarter 2013 Results

JUNE 26, 2013

Annual General Meeting

JULY 30, 2013

Second Quarter 2013 Results

OCTOBER 29, 2013

Third Quarter 2013 Results

JANUARY 2014

Fourth Quarter 2013 Results

Credits

CONCEPT AND DESIGN

3st kommunikation, Mainz

PHOTOGRAPHY

All photos by Andreas Fechner except pages 14, 84 (Michael Dannenmann), page 18 (Rüdiger Nehmzow), page 85 (M. Dannenmann, R. Nehmzow), 4, 5, 12-13, 60-61, 76-77 (Getty Images), and pages 38, 80 (private photos)

Publication Date

Our annual report of record is the Form 20-F filed with the U.S. Securities and Exchange Commission on February 22, 2013. This annual report, which includes key elements of the Form 20-F filing, was published in March 2013.

Trademarks

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®.

For a complete list of QIAGEN’s trademarks and disclaimers, please refer to QIAGEN’s webpage under http://www.qiagen.com/ trademarks_disclaimers.aspx

In this annual report QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. As of February 2013, QIAGEN molecular diagnostics products included 12 FDA (PMA approved or 510K cleared) products, 17 clinical sample concentrator products (13 kits and 4 instruments), 74 EU CE IVD assays, 9 EU CE IVD sample preparation products, 21 EU CE IVD instruments for sample purification or detection, 11 China SFDA IVD assays and 10 China SFDA IVD instruments.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2013 QIAGEN, all rights reserved.

QIAGEN Annual Report 2012	211

HIGHLIGHTS 2012

Progress on Strategic Initiatives drives Innovation and Growth

Drive platform success Grow installed instrument base

QIAsymphony

•	More than 750 installed systems worldwide

•	Double-digit sales growth in consumables

•	Strong demand in all geographic regions

Next-generation sequencing

•	Development of sample-to-result workflow solution underway

•	Targeting applications in clinical research and healthcare

QIAensemble

•	Successful launch of QIAensemble Decapper to further improve HPV test automation

Add content Offer new tests across all customer classes

Test portfolio

•	35 assays in Molecular Diagnostics development pipeline

•	Successful launch of first universal products for NGS applications

•	Acquisition of AmniSure ROM test

•	Rights to novel biomarkers for TNF-alpha blockers, lung and colon cancer

Selected regulatory approvals

•	therascreen KRAS (U.S.)

•	artus Influenza (U.S.)

•	therascreen BRAF (EU)

•	careHPV (China)

Selected regulatory submissions

•	therascreen EGFR (U.S.)

•	QuantiFERON CMV (U.S.)

Development partnerships

•	New co-development agreements for companion diagnostics with leading pharmaceutical companies

Broaden geographic presence Expand into attractive markets

Growth

•	Dynamic growth in Top 7 emerging growth markets China, Brasil, India, Mexico, Russia, South Korea, Turkey

Expansion

•	Collaboration agreements with local partners expand access to QIAGEN technologies in China

•	New subsidiary in Poland

Grow efficiently and effectively Grow with best-in-class teams

Structure and leadership

•	Creation of two business areas, Molecular Diagnostics and Life Sciences

•	Transforming senior leadership team with new appointments

Efficient growth

•	Exceeded sales and adjusted earnings targets

Shareholder value

•	Initiated $100 million share repurchase program

QIAGEN AROUND THE WORLD

USA – GERMANTOWN / GAITHERSBURG
North American HQ
NETHERLANDS – VENLO
Holding Company
CHINA – SHANGHAI
Asian HQ
GERMANY – HILDEN
Operational HQ

Headquarters · QIAGEN Companies · QIAGEN Distributors and Importers

For a full list of our subsidiaries and distributors, please visit www.qiagen.com/contact/

QIAGEN N.V.

Venlo, The Netherlands

Annual Report 2012

QIAGEN N.V.

Annual Report 2012

Report of the Supervisory Board

To our Shareholders

The Supervisory Board wishes to thank all QIAGEN employees and members of the Executive Committee for the achievements of 2012, a year in which QIAGEN accelerated its pace of innovation and growth amid challenging economic conditions. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with your continued collaboration and trust.

QIAGEN made significant progress during 2012 on strategic initiatives to drive innovation and growth. These actions led to growth for QIAGEN’s products across all of our customer classes and regions. Multiple growth drivers are building momentum as we move into 2013. QIAGEN is expanding its leadership in Personalized Healthcare through its position as the partner of choice for molecular companion diagnostics as well as by building its molecular diagnostics assay portfolio. Growing placements of our QIAsymphony automation platform are enabling the dissemination of molecular testing, while our QuantiFERON-TB test is improving the standard of care for latent tuberculosis (TB). Innovation goals for 2013 include entry into targeted areas of next-generation sequencing with workflow solutions for clinical research and human healthcare, as well as advancing our R&D pipeline of more than 35 molecular diagnostic assay projects. QIAGEN continues to improve efficiency and effectiveness, especially capabilities to address the needs of customers. The Supervisory Board is convinced that QIAGEN is well-positioned to achieve its goals for 2013 and fulfill its mission of making improvements in life possible.

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time in 2012 to discussing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings. The Supervisory Board came to the conclusion that it and the Managing Board were functioning properly.

The composition of the Managing Board changed during 2012 through the departure of two members - Dr. Joachim Schorr and Mr. Bernd Uder - after significant tenures with QIAGEN. Dr. Schorr joined QIAGEN in 1992 and was appointed Senior Vice President Research and Development and a Managing Director in 2004, while Mr. Uder joined QIAGEN in 2001 and was appointed Senior Vice President Sales and Marketing and a Managing Director in 2004. The Supervisory Board would like to express our highest appreciation to Dr. Schorr and Mr. Uder for their important contributions to the success of QIAGEN and wish them all the best for their future endeavors. The Managing Board is now composed of Mr. Peer Schatz, our Chief Executive Officer, and Mr. Roland Sackers, our Chief Financial Officer.

The composition of the Supervisory Board is set to change in 2013 through proposals that will be put forward to shareholders at the next Annual General Meeting, which is scheduled for June 26, 2013. These changes are bringing new leadership talent and expertise into the Supervisory Board as well as ensuring a smooth generational transition. Four members of the Supervisory Board - Dr. Werner Brandt, Dr. Metin Colpan, Prof. Dr. Manfred Karobath and Elizabeth E. Tallett - will stand for re-election for one-year terms at this meeting. I will also stand for re-election to the Supervisory Board, and this will be for the last time, and my intention is to step down in 2014 after having served as Chairman of the Supervisory Board since 1996. The Joint Meeting has discussed a proposal for Dr. Brandt to become Chairman of the Supervisory Board in 2014 after he retires from his current position as a member of the Executive Board of SAP AG. Dr. Brandt, who has more than 30 years of leadership experience in the healthcare and IT industries, joined the Supervisory Board in 2007, and was also appointed in the same year as Chairman of the Audit Committee.

Two current members - Mr. Eric Hornnaess and Mr. Heino von Prondzynski - will not stand for re-election in 2013. We would like to thank both Mr. Hornnaess and Mr. von Prondzynski for their many years of service, insight and contributions. In addition, we are very pleased to propose Mr. Stéphane Bancel and Mr. Lawrence A. Rosen for election as independent candidates. Mr. Bancel, currently the founding CEO of Moderna Inc., is a highly regarded healthcare industry executive and former CEO of bioMérieux SA, while Mr. Rosen is CFO of Deutsche Post-DHL and previously spent more than 20 years in leadership positions at healthcare companies. Their perspectives, international experience in healthcare and other industries, as well as their diverse business backgrounds, will be valuable resources to QIAGEN as we expand its leading position in Sample & Assay Technologies and their use in research, applied markets and molecular diagnostics. The profile of the Supervisory Board can be found on QIAGEN’s website. The current composition fully complies with this profile.

In terms of composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30% of the seats on the Managing Board and the Supervisory Board held by men and at least 30% held by women.

QIAGEN has a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. QIAGEN’s current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2012 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

The Supervisory Board met seven times during 2012 with regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as to review performance and strategy as well as to discuss compensation matters. We are pleased to report that all members of the Supervisory Board attended every Supervisory Board meeting in 2012. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the company.

Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.

All members of the Supervisory Board fulfill the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code, with the exception of Dr. Metin Colpan, a founder and former CEO of QIAGEN.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as we represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance.

QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where its common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where its common shares have been listed since 1997. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the German and Dutch Corporate Governance Codes.

QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz.

QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and Europe hold the majority of common shares. Among topics the Supervisory Board discussed during 2012 were strategies for allocation of capital to enhance returns to shareholders, and a $100 million share repurchase program was launched in late 2012.

In this Annual Report, the financial statements for 2012 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

Venlo, the Netherlands, April 22, 2013

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

Management Report

Operations and Business Environment

Company overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in Molecular Diagnostics, Applied Testing, Pharma and Academia. QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids-biological molecules such as DNA and RNA that are essential for life as carriers of genetic information. Since the introduction of that first ready-to-use kit, QIAGEN has expanded to become the global leader with a broad offering of molecular technologies, including related automated systems.

Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling customers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world. Net sales of $1.25 billion in 2012 were composed of consumable kits and other revenues (87% of sales) and automated systems and instruments (13% of sales).

QIAGEN has leveraged its leadership position in Sample & Assay Technologies to build a strong global position in Molecular Diagnostics, now our largest customer class, accounting for 49% of net sales in 2012. The commercial applications of molecular technologies are transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies.

With a focus on innovation, QIAGEN markets more than 500 core products that are distributed in thousands of variations and combinations. Innovative products are continually being introduced to address new market opportunities or extend the life of existing product lines. We have made a number of strategic acquisitions to enhance our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.

Recent Developments

QIAGEN achieved a number of recent strategic milestones in the development of our business:

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio and beneficial to our presence in women’s health. AmniSure provided a new growth driver for QIAGEN in 2012 as we integrated this Point of Need product into our commercial operations.

•

In June 2012, we unveiled an initiative to enter the next-generation sequencing (NGS) market by creating an innovative sample-to-result NGS workflow designed to enable the routine use of this breakthrough technology in areas such as clinical research and molecular diagnostics. Adoption of NGS beyond life science research has been hampered by workflow challenges related in part to the larger number of samples processed in clinical settings. Our highly automated NGS offering will integrate a range of QIAGEN consumable and automation solutions, as well as components accessed through partnerships or acquired, including our acquisition of Intelligent Bio-Systems, Inc. in early 2012. Development of our unique GeneReader NGS benchtop sequencer, addressing many challenges for customers in clinical research and diagnostics, is on track. In late 2012 and early 2013, QIAGEN has launched 15 NGS products, all “universal” or compatible with any NGS platform, to enhance pre-analytical sample preparation, DNA library preparation and detection of targeted cancer genes. We plan to begin placing QIAGEN NGS workflows with selected customer groups during 2013.

•

A landmark addition of test content was achieved in July 2012 when we received U.S. regulatory approval for our therascreen® KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. Leading U.S. laboratories covering approximately half of the current KRAS testing volumes in the U.S. adopted the therascreen® KRAS test by year end. The first therascreen® companion diagnostic approved by the Food and Drug Administration (FDA) marked a milestone in global expansion of our Personalized Healthcare franchise, building on success in Europe and Japan, where we offer a range of companion diagnostics. In January 2012, for example, our therascreen® EGFR Mutation Detection Kit RGQ was approved in Japan to guide treatment of cancers targeted by certain anticancer drugs. In late 2012, the therascreen® EGFR RGQ PCR Kit was submitted to the FDA to guide treatment with afatinib, an investigational oncology compound developed by Boehringer Ingelheim that was granted FDA priority review status in January 2013.

•

Our QIAsymphony platform achieved several milestones as placements exceeded the target of 750 by year-end 2012. In July 2012, one of the modules in the QIAsymphony family, the Rotor-Gene Q MDx real-time PCR cycler, received U.S. regulatory approval for use with our KRAS companion diagnostic kit, following approval earlier in the year to run our influenza A/B test kits. Also in July, the QIAsymphony RGQ platform received validation from an independent food safety group, the AOAC Research Institute, to run our mericon® Salmonella spp. kit in an automated workflow from food sample to final result. In 2012, China’s State Food and Drug Administration (SFDA) approved QIAsymphony SP for automated sample preparation and QIAsymphony AS for assay setup workflows. With the 2010 SFDA clearance of the Rotor-Gene Q real-time PCR thermocycler, QIAGEN now offers customers in China the full QIAsymphony RGQ modular system.

•

In September 2012, our emerging Point of Need franchise reached a milestone with the first regulatory approval in healthcare for the ESEQuant Lateral Flow System, a portable platform that QIAGEN acquired in 2010 and is developing for multiple applications. Under an agreement with Lepu Medical Technology (Beijing) Co., Ltd., a leading medical device company in China, the ESEQuant instrument will be deployed in emergency rooms to provide rapid results from Lepu’s tests for cardiac markers-diagnosing acute myocardial infarction (heart attack) without sending samples out to a laboratory.

•

In October 2012, we announced a collaboration with Bayer HealthCare for development and commercialization of companion diagnostics paired with novel Bayer drugs, initially to enhance the treatment of various solid tumors. The assays under development will be designed to run on our QIAsymphony family of automated instruments. In addition to the Bayer collaboration, we have a significant number of projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies.

•

In November 2012, we announced China’s SFDA approved QIAGEN’s careHPV Test and instrument platform, the first molecular diagnostic for human papillomavirus, or HPV, designed for low-resource clinical settings, such as areas lacking electricity, water or modern laboratories. Following product availability for careHPV in China in January 2013, we expect to introduce it in India and other emerging markets as approvals are received. In March 2012, we expanded access to our digene HPV Test across China through a co-marketing agreement with KingMed Diagnostics, China’s largest independent laboratory network. The digene HPV Test was first registered in China in 2000 and is widely available in many of the country’s top-tier hospitals and private labs. The KingMed agreement extends access to smaller hospitals, with KingMed functioning as a centralized laboratory.

•

In January 2013, we announced three agreements to add biomarkers to our development pipeline for new companion diagnostics to guide treatment decisions in diseases such as rheumatoid arthritis, lung cancer and colorectal cancer. Most of the assays will be designed to run on the QIAsymphony RGQ automation system, as well as our NGS workflow currently in development.

•

In February 2013, we announced a master collaboration agreement with Eli Lilly and Company for the development and commercialization of companion diagnostics for pairing with Lilly investigational and approved medicines across all therapeutic areas. The agreement creates a framework for expanding QIAGEN and Lilly’s existing collaboration to development of additional potential products.

Our Products

QIAGEN holds leadership positions in a wide range of customer classes for Sample & Assay Technologies. We offer more than 500 core consumable products (known as “kits”) as well as a number of instrument solutions to fully automate the processing of almost all QIAGEN products used for sample preparation and subsequent analysis. The terms “Sample” and “Assay” Technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, predominantly in digital form:

Sample Technologies: QIAGEN has developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

Assay Technologies: Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Laboratory-Developed Test (LDT) assays enable the customer to target molecules of interest for detection using reagents in the kit on platforms such as polymerase chain reaction (PCR). Commercially approved assays are preconfigured by QIAGEN to test for specific targets such as genetic mutations, gene expression levels, influenza, human papillomavirus (HPV), tuberculosis (TB), hepatitis and herpes viruses, or human immunodeficiency virus (HIV).

These technologies provide two main categories of revenue streams for QIAGEN:

Revenues from consumables and related sales:

Consumable products, typically sample preparation or test kits and related sales, account for approximately 85-90% of our net sales. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for QIAGEN consumable products are plasmid DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping.

Our largest-selling product is the digene HC2 HPV Test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of HPV, the primary cause of cervical cancer in women.

Related revenues include royalties, milestone payments from co-development agreements with pharmaceutical companies for companion diagnostics, payments from technology licenses and patent sales. We also have revenue from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

Automation platforms and instruments:

Our instrumentation systems automate the use of Sample & Assay Technologies into efficient solutions for a broad range of laboratory needs. These platforms, which account for approximately 10-15% of net sales, enable customers to perform reliable and reproducible nucleic acid sample preparation, assay setup, target detection and other laboratory tasks.

QIAGEN offers automated platforms for all phases of testing, from sample to result. Among them:

QIAsymphony is an innovative, easy-to-use modular system that is making laboratory workflows more efficient and helping to disseminate standardized, regulator-approved diagnostics. The platform offers many features of interest to laboratories, such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) following its introduction in 2008. In late 2010, we launched QIAsymphony RGQ, an integrated system that has started a new era of integrated workflow consolidation and laboratory automation, covering all steps from initial sample processing to final result. QIAsymphony RGQ gives customers access to a broad menu of commercially available assays while also allowing them to run their own PCR-based LDTs, which account for more than half of the volume of tests performed in many molecular diagnostic laboratories. In 2012, the installed base of QIAsymphony systems increased to more than 750 instruments worldwide, up from more than 550 at year-end 2011.

Rotor-Gene Q, the world’s first rotary real-time PCR cycler system, uses real-time PCR reactions to make specific sequences of DNA and RNA visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result, and is an integral part of the QIAsymphony RGQ system.

QIAensemble is a mid- to high-throughput automation platform for rapid turnaround of higher volumes of tests used for preventive screening, particularly for pathogens such as HPV. QIAGEN is developing automation upgrades to QIAensemble based on the current Rapid Capture System, as well as next-generation capabilities and expanded test menus. In late 2011 we launched QIAensemble Decapper, the first instrument to automate the handling of liquid-based cytology and other liquid samples in clinical laboratories-saving money and time by eliminating a series of tedious steps.

PyroMark is a high-resolution detection platform based upon Pyrosequencing technology that allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level. This enables users to identify even previously unknown mutations or variations in targeted DNA regions. This technology also can be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and also can be of great value to diagnostic laboratories running personalized healthcare and profiling assays.

QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the NPA honor in 2007.

QIAxcel, designed to take the place of traditional slab-gel analysis, can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel is characterized by unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

ESE-Quant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a company we acquired in 2010. These UV and fluorescence detection systems enable point of need testing in healthcare and applied testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers

From the early days of the biotechnology revolution, we believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology-and that major new commercial uses would develop for information extracted from DNA and RNA. Since 1986, we have been supplying customers with innovative proprietary products for the analysis of nucleic acids.

We sell our products, sample and assay kits known as consumables and automated instrumentation platforms using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery, translational medicine and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of PCR and other amplification technologies has brought nucleic acid-based diagnostics into routine use in healthcare around the world.

This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences or to characterize previously unknown DNA sequences related to human diseases. Commercial applications for molecular diagnostics are multiplying as researchers identify new biological markers for disease and develop novel technologies for detection and analysis of those diagnostic clues from the human body.

The molecular diagnostics market, with sales estimated by industry experts at approximately $5 billion in 2013 is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of 10% or more. Market penetration is still low in the U.S., other developed countries and emerging markets. However, given the advantages of precise genetic information over traditional tests, QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the Molecular Diagnostics customer class is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

Prevention-using advanced technologies to screen non-symptomatic patients as a preventive strategy, such as testing women for HPV to protect from cervical cancer or screening patients for latent TB infection to guard against active TB disease.

Profiling-screening symptomatic patients to profile the precise type of disease, for example testing patients with flu-like symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.

Personalized Healthcare-determining which patients are most likely to respond positively to particular therapies, such as landmark QIAGEN tests for testing the mutation status of genes such as KRAS, EGFR, BRAF and others that influence the effectiveness and safety profile of novel medicines for treatment of various cancers.

Point of Need-enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We offer one of the broadest portfolios of molecular technologies for human healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of sources, including blood, tissue, body fluids and stool, on automated systems that can handle hundreds of samples concurrently. Other key factors are the range of assays targeting various diseases and biomarkers, convenience and ease of laboratory workflow, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year worldwide. We are the global leader in HPV screening technologies, with our market-leading “gold standard” digene HC2 HPV Test and our emerging careHPV Test for use in low-resource regions of the world. In the United States, we sell our HPV products primarily for two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of adoption. We are working closely with public health authorities and researchers on an increasing number of clinical trials and policy initiatives aimed at expanding the use of HPV testing for prevention or follow-up to treatment of cervical cancer.

The early-warning QuantiFERON®-TB Gold test, which detects latent TB infection as a strategy for the prevention of TB disease in vulnerable populations, has become an important growth driver following QIAGEN’s 2011 acquisition of the product with its developer, the Australian firm Cellestis Ltd. Approximately one-third of the world’s population is infected with the tuberculosis bacterium but suffers no symptoms, a condition known as latent TB. However, about 5% to 10% of those patients at some point will develop active tuberculosis, a potentially life-threatening contagious disease that typical spreads from one active patient to 10 to 20 other people. The potential global market for latent TB detection is estimated at up to $1 billion.

In Profiling, we offer an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis and influenza. We are expanding this portfolio of assays and intend to gain regulatory approvals for these products in various geographic regions in the coming years. In 2012, our assay for detection of Influenza A/B, the artus Infl A/B RG RT-PCR Kit, was approved by the FDA, to run on the Rotor-Gene Q MDx platform. A key element of our global content expansion will be the use of these assay technologies on QIAsymphony RGQ.

In Personalized Healthcare, we offer companion diagnostics to guide the selection of medicines in treating cancer and other diseases based on a broad portfolio of more than 30 biomarkers. In July 2012, QIAGEN achieved a milestone in Personalized Healthcare with FDA approval of the therascreen® KRAS RGQ PCR Kit for use in patients with metastatic colorectal cancer. The U.S. rollout of therascreen KRAS builds on a strong global leadership position including Japan, where regulators approved the therascreen KRAS and EGFR kits in 2011, and Europe, where QIAGEN offers 10 CE-marked assays for personalized healthcare applications. QIAGEN has more than 15 projects under way to co-develop and market companion diagnostics with leading pharmaceutical and biotechnology companies. We have collaborative projects with high-profile companies such as Amgen, Bayer, Boehringer Ingelheim, Bristol-Myers Squibb/ImClone, Eli Lilly, Pfizer and Sanofi. Ongoing acquisitions of biomarkers and other technologies contribute to our expanding co-development relationships. A key element of the global expansion in Personalized Healthcare is the ability of labs to efficiently use these assay technologies on QIAsymphony RGQ.

We market a range of automation systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. The flagship platform is QIAsymphony, based on its unique characteristics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.

Applied Testing

Use of molecular technologies is growing in more and more areas of life as industry and government organizations apply standardized sample preparation and assay solutions to diverse needs. Applied Testing is our term for applications outside of human healthcare and research-such as human identification and forensics, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown for criminal investigations or clarification of paternity or ancestry, public policy compliance for food safety and genetically modified organisms (GMOs), and containment of diseases in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Pharma

QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies in clinical settings. We estimate that about half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information. QIAGEN’s GeneGlobe online portal (www.geneglobe.com) offers scientists an industry-leading source of information with searchable data on 60,000 genomic technologies for disease pathways, including annotations and references, to guide research and to enable ordering from this broad portfolio of assays.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the healthcare market as companion diagnostics, which are marketed in our Molecular Diagnostics customer class. Healthcare professionals use companion diagnostics to customize treatment by testing for specific genetic biomarkers that help determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on these types of technologies.

Academia

QIAGEN provides Sample & Assay Technologies to leading research institutions around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and Academia.

As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, the academic market also supports our presence in the Molecular Diagnostics and Pharma customer classes. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Global Presence by Geographic Market

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

(in thousands)	2012	2011
Net Sales
Americas:
United States	$518,130	$466,502
Other Americas	42,921	55,137

Total Americas	561,051	521,639

Europe	459,321	444,441
Asia Pacific and Rest of World	234,084	203,667

Total	$1,254,456	$1,169,747

Expansion into high-potential geographic markets is a core priority. Our top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented more than 10% of net sales in 2012. We have built a presence in China with approximately 350 employees, which represents our third-largest geographic market in terms of sales. In 2012, we added subsidiaries in Russia and Poland. In 2011, new subsidiaries were created in India and Taiwan, further expanding our presence in Asia.

Strategic Initiatives

We believe the relevant global market for molecular diagnostics and life science research products totals approximately $70 billion. Among the fundamental growth drivers in the business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality of healthcare and reductions in cost using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

QIAGEN is pursuing four strategic initiatives that aim to:

Drive platform success. We develop innovative instruments that enable our customers to efficiently perform molecular testing in a wide range of applications. Expanding the installed base of our instruments, particularly the QIAsymphony automation platform, also leads to growing sales of our consumable test kits.

Add content. We continually bring new tests to market across all customer classes, meeting urgent market needs in the diagnosis of disease, life science research and other applications. In molecular diagnostics we focus on standardized tests approved by regulatory agencies for routine use in healthcare. Expanding the menu of tests available for efficient workflow on our instruments also enhances the value of our platforms to laboratories.

Broaden geographic presence. We systematically establish and expand our presence in attractive markets around the world, especially high-growth emerging markets. We help developing countries bring state-of-the-art capabilities into their healthcare and research infrastructures. We also develop molecular technologies to meet specific needs in medicine or other applications for emerging markets such as China.

Grow efficiently and effectively. We pursue sustained growth and improved profitability through operational improvements and a culture that encourages focus, accountability and entrepreneurial decision-making. Our R&D, regional marketing and sales teams are integrated into the Molecular Diagnostics and Life Sciences business areas to connect our innovation and commercial activities directly with growing markets.

Research and Development

We are committed to expanding our global leadership in Sample & Assay Technologies. Our strategy for managing innovation focuses on addressing the most significant unmet medical and scientific needs. We target our resources to develop the most promising technologies for use by our customers in Molecular Diagnostics, Applied Testing, Pharma and Academia - and to meet the needs of healthcare professionals and scientists in key geographic markets.

Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows-platforms for laboratories, hospitals and other users of these novel molecular technologies.

•	Expanding our broad portfolio of “content”-in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

Our research and development investments are among the highest compared to other companies in our industry. Approximately 700 employees in research and development work in eight centers of excellence on four continents. Our comprehensive intellectual property portfolio spans more than 1,000 granted patents and more than 900 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of laboratories, driving dissemination of molecular technologies in healthcare and other fields, and generating increased demand for our consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, has expanded the QIAsymphony installed base since the launch of the fully integrated system in late 2010. We plan to integrate modules in the future for specialized needs such as next-generation sequencing. In late 2011, we launched the QIAensemble Decapper, the first instrument that automates the tedious process of handling liquid clinical sample vials, enhancing our high-throughput QIAensemble platform. In 2012, we announced an initiative to develop a new platform for NGS with the workflow characteristics needed to expand NGS from its current focus in life science research into widespread use in healthcare and clinical research. We plan a phased market entry of this platform in 2013.

We are commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The rollout of QIAsymphony RGQ is accompanied by an extensive development program involving assays for Molecular Diagnostics and other customer classes. U.S. regulatory submissions made in 2012 include a companion diagnostic for a new cancer drug targeting EGFR (epidermal growth factor receptor) and our pre-molecular assay for cytomegalovirus infection (CMV) in transplant patients. In Applied Testing, QIAGEN continues to develop new content for human identification, food safety and veterinary diagnostics. We are also expanding our extensive portfolio of products for disease pathway research by Pharma and Academic customers. In addition, we are developing assays for specific applications in key markets such as China and Japan. The total combined addressable markets for our current assay development portfolio approach $1 billion in potential annual sales.

In addition, we are investing in co-development of companion diagnostics for personalized healthcare through projects with pharmaceutical and biotech companies. These programs typically begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network of experienced personnel who sell our products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. In addition, business managers oversee relationships with key accounts to ensure that we are is serving their needs on the commercial side, such as procurement systems, financing arrangements, data on the costs and value of our systems, and collaborations among organizations. We also have specialized independent distributors and importers in many markets.

Our marketing strategy focuses on providing high-quality products that offer customers unique value, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or e-mail, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

Our GeneGlobe online portal (www.geneglobe.com) has become a valuable outreach to life science researchers in Pharma and Academia by providing an industry-leading resource on disease pathways, biomarkers and genomic information. GeneGlobe provides searchable, annotated data on 60,000 pathway and gene-related technologies, with links to order products related to each avenue of investigation.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications. Our website (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. We have full Japanese and Chinese language versions of our website, and some information is available on our site in French, German and Korean to support these markets. Information contained on our website, or accessed through it, is not part of this Annual Report. In addition, we hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special promotions, and we offer personalized electronic newsletters with useful information for molecular biology applications.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. Stocked with our products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2012, our purchases of intangible assets totaled $26.1 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. We have over 972 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

See the discussion within “Principle Risks and Uncertainties” below for details regarding risks related to our reliance on patents and proprietary rights.

Competition

In the Academic and Pharmaceutical markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., EMD Millipore or Merck Millipore, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions and for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

The medical diagnostics and biotechnology industries are subject to intense competition. In our HPV franchise within our molecular diagnostics customer class, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics GmbH and Hologic, Inc., which have been marketing FDA-approved HPV testing products in the U.S. in recent years. We expect competition to intensify, but our leading position in the HPV market is supported by our marketing efforts and the data supporting our digene HPV Test. We believe we have a competitive advantage driven by the fact that close to 90 million of these tests have been distributed worldwide as well as a multitude of clinical trials encompassing more than one million women. These clinical trial results, many of which have been published in peer-reviewed journals such as the New England Journal of Medicine, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, our automation systems offer other competitive benefits, for the high-volume HPV testing market, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals. The QIAensemble Decapper, a unique instrument that automates time-consuming manual steps for handling liquid sample vials, was added for the U.S. market in late 2011. A number of major U.S. customers for HPV screening products operate under multiyear contracts with us, in which we provide competitive pricing and other benefits.

Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Hologic. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors have the same comprehensive approach to Sample & Assay Technologies as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample preparation-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material and component suppliers, potential new alternative sources of such materials and components, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes.

Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials and comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) and other medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.

A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new medical device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.

Class III devices, such as our HC2 HPV test, require the submission and approval of a PMA prior to product sale. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA of 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years, and the FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

Any products manufactured or distributed pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the use of the device, and restrictions on advertising and promotion. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals, or criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to future success. In addition to seeking regulatory authorizations for our products, we work with other companies to seek regulatory clearance or approval for use of their products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign authorities is unpredictable, and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

The Physician Payment Sunshine Act, or Sunshine Act, which was enacted as part of the Affordable Care Act, or ACA, requires applicable manufacturers of drugs, devices, biologicals, or medical supplies covered under Medicare, Medicaid or the Children’s Health Insurance Program, to report annually to the Secretary of the Department of Health and Human Services payments or other transfers of value made by that entity, or by a third party as directed by that entity, to physicians and teaching hospitals, or to third parties on behalf of physicians or teaching hospitals, during the course of the preceding calendar year. The Final Rule implementing the Sunshine Act, published on February 8, 2013, requires data collection on payments to begin on August 1, 2013. The first annual report, comprised of data collected from August 1, 2013 to December 31, 2013, is due March 31, 2014. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1 million). We will be required to collect data on these payments and report such payments.

Recent U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals” from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. The term conflict minerals currently encompasses tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components which we purchase from third party suppliers do contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We are currently evaluating the potential impact of, and developing an implementation strategy for, this legislation.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Note 30, ‘Consolidated Companies.’

Description of Property

Our production and manufacturing facilities for consumable products are located in Germany, the United States, China, France, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science.

We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $102.0 million and $86.8 million for 2012 and 2011, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high-quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany, currently occupy a total of approximately 755,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 27-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 150,000 square feet and 40,000 square feet in Frederick, Maryland for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for EUR 2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Maryland. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects estimated at a total cost of approximately $94.0 million, of which $86.4 million had been incurred as of December 31, 2012. We anticipate being able to fund these expansions with cash generated by operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe our existing and planned production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Operating and Financial Review and Prospects for the Period from January 1, 2012 to December 31, 2012

Results of Operations, Financial Position

Overview

We are the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing – government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma – drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia – researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2012, we employed approximately 4,000 people in more than 35 locations worldwide.

In 2012, operating income on a consolidated basis was $171.2 million, an increase from $30.3 million in 2011, which in turn was an 85% decline compared from $196.5 million in 2010. The 2011 decline was due to the impact of a restructuring-related charge in the fourth quarter of 2011.

We have delivered five-year compound annual growth rates of approximately 14% in net sales and 9% in net income through 2012, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

We have made a number of strategic acquisitions since 2010, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In June 2012, we unveiled an initiative to enter the NGS market, including our early 2012 acquisition of Intelligent Bio-Systems, Inc., which added important expertise and innovative technologies in this emerging field. Our NGS initiative aims to expand next-generation sequencing technologies from the current focus on life science research into routine use in clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate a next-generation benchtop sequencer, our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. Our new NGS platform is expected to be phased into the market in 2013.

•

In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio.

•

In August 2011, we acquired Cellestis Ltd., an Australian company that created the proprietary “pre-molecular” QuantiFERON® technology. The early-warning QuantiFERON®-TB Gold test, which detects latent tuberculosis (TB) infection as a strategy for the prevention of active TB disease in vulnerable populations, has become an important growth driver in 2012. Also in 2012, we submitted the QuantiFERON®-CMV test to the FDA for use in diagnosing cytomegalovirus (CMV).

•

In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. Through a public tender offer for the remaining shares, we had acquired 89% of the shares of Ipsogen by year-end 2012. We intend to fully acquire Ipsogen through future public offers. Effective January 1, 2013, Ipsogen was renamed QIAGEN Marseille and its sales and distribution networks were integrated with our commercial operations.

•

In January 2010, we acquired ESE GmbH, now QIAGEN Lake Constance GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s systems for point of need testing in healthcare and applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.

We determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment.

Year Ended December 31, 2012, Compared to 2011

Net Sales

In 2012, net sales increased 7% to $1.25 billion compared to $1.17 billion in 2011. This increase in net sales was driven by business expansion in all customer classes - particularly Molecular Diagnostics and Applied Testing - and all geographic regions. Contributions from the acquisitions of Ipsogen (until July 2012), Cellestis (until August 2012) and AmniSure (acquired in May 2012) provided six percentage points of total growth, and the rest of our portfolio provided four percentage points. Currency movements had a negative impact of three percentage points on reported sales growth. In 2012, consumable and related revenues, which represent approximately 87% of total sales, increased 7% as compared to 2011. Sales of instrumentation products, which represent 13% of net sales, increased 7% in 2012. Instrument sales benefited during 2012 from demand for a broad range of QIAGEN instruments. We exceeded our 2012 goal for more than 200 new placements of the QIAsymphony automation platform, reaching an installed base of more than 750 platforms. Approximately 70% of total QIAsymphony placements as of the end of 2012 have been with Molecular Diagnostics customers, primarily through reagent rental agreements where revenues are recognized over a multiyear period. Demand also has been strong among Applied Testing customers.

The Asia-Pacific / Japan region (+14% growth, 19% of sales) grew at a robust pace in 2012 on improving demand in China, Japan and our top emerging markets which include India and Korea. Results in the Europe / Middle East / Africa region (+2% growth, 33% of sales) advanced on higher sales in northern European countries and growth in all customer classes. The Americas (+8% growth, 47% of sales) rose on higher contributions from Molecular Diagnostics and Applied Testing, more than offsetting lower HPV sales in the region.

In Molecular Diagnostics, which represents approximately 49% of net sales, we achieved an increase of 13% of net sales in 2012 compared to 2011. Healthcare-related sales advanced in 2012, driven by new products and solid demand for instruments, particularly the QIAsymphony automation platform. In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) achieved growth in 2012 on initiatives in the U.S. and Europe to drive greater use of this new test for latent tuberculosis (TB). Full-year 2012 sales of products used in HPV testing performed in line with expectations, as steady volumes in the U.S. were more than offset by pricing pressure from the implementation of multiyear customer agreements. Personalized Healthcare delivered ongoing strong growth on global demand for the therascreen portfolio of companion diagnostic kits - particularly the KRAS test launched in mid-2012 after FDA approval for use in metastatic colorectal cancer patients - as well as higher revenues from co-development projects with pharmaceutical companies. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women provided important contributions after its acquisition in May 2012.

In Applied Testing, which represents approximately 8% of net sales, we achieved 19% growth in 2012 compared to 2011, primarily on strong demand for consumables used in in human identification / forensics, veterinary medicine and food safety. Instrument sales also advanced in 2012, particularly following the early 2012 launch of assays for use on the QIAsymphony automation platform.

In Pharma, which represents approximately 19% of net sales, we experienced 3% growth in 2012 compared to 2011, led by a demand for products used in oncology research as well as the GeneGlobe portfolio. Also contributing to the growth was ongoing expansion of Certal products used on QIAsymphony for quality control in biopharmaceutical processing. However, growth rates were slower in the second half of 2012 as restructuring activities at some pharmaceutical companies impacted results.

In Academia, which represents approximately 24% of net sales, we experienced a 2% decline in 2012 compared to 2011 primarily due to currency movements. Concerns about future U.S. and European government funding for life sciences research prompted very cautious spending patterns among some customers in the U.S. and Europe in the fourth quarter of 2012. Funding uncertainties in these regions are expected to continue in 2013.

Gross Profit

Gross profit was $823.5 million, or 66% of net sales, in 2012, compared to $748.4 million, or 64% of net sales, in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. An increase in milestone payments from companion diagnostic co-development arrangements in 2011 negatively affected the 2011 margin since the gross margin on these services is significantly below the margin on product sales. Gross margin in 2011 also was negatively impacted by costs related to the relocation of production facilities, including moving into newly constructed production space in Hilden, Germany; costs incurred following the Japanese earthquake and other natural disasters; and costs related to the restructuring announced late in 2011.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $78.5 million in 2012 from $70.2 million in 2011, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of acquisitions.

During 2012, a total of $3.1 million was expensed to acquisition and restructuring-related cost of sales. These costs included costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, we recorded reversals of $6.7 million related to changes in the fair value of contingent consideration and $4.6 million related to acquired contingent liabilities.

During 2011, a total of $9.6 million was expensed to acquisition and restructuring-related cost of sales. These costs related to the relocation of production facilities as well as the write-up of acquired inventory to fair market value as a result of business combinations.

Research and Development

Research and development expenses decreased by 36% to $116.4 million (9% of net sales) in 2012, compared to $183.3 million (16% of net sales) in 2011. The decline was partially due to a refocusing of our portfolio of development projects in early 2012. Additionally, in 2011 we recorded $56.1 million in impairment costs in connection with our restructuring efforts. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

Sales and Marketing

Sales and marketing expenses increased 12% to $382.3 million (30% of net sales) in 2012 from $341.2 million (29% of net sales) in 2011. The increase in sales and marketing expenses reflects the acquisitions in 2012 along with increased sales and marketing investments to globalize the acquired Cellestis and Ipsogen product portfolios. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products, but we expect sales and marketing costs will grow at a slower rate than our overall revenue growth over the long term.

Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. During 2012, amortization expense on acquisition-related intangibles within sale and marketing expense increased to $37.8 million, compared to $37.4 million in 2011. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

Starting January 1, 2013, the United States began imposing a 2.3% excise tax on the sale, including leases, of any “taxable medical device,” that is any FDA-regulated device intended for human use, under the U.S. healthcare reform laws enacted in 2010. Based on our estimate of product revenue that is expected to be subject to the regulations, we currently expect that imposition of the tax will cost up to $6.0 million annually in 2013 and will be recorded as a selling expense.

General and Administrative, Restructuring, Integration and Other

General and administrative, business integration, restructuring and related costs decreased by 21% to $153.7 million (12% of net sales) in 2012 from $195.6 million (17% of net sales) in 2011. The net decrease is due primarily to the restructuring measures that started in late 2011 to streamline the organization. We expensed $41.0 million and $69.4 million in 2012 and 2011, respectively, to general and administrative restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project was focused to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. During 2012, we incurred acquisition costs of approximately $4.5 million, primarily in connection with the acquisitions of AmniSure and Intelligent Biosystems. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2013. Over time, we believe the integration and restructuring activities will reduce general and administrative expenses as we improve efficiency in general and administrative operations.

Financial Income and Expense

For the year ended December 31, 2012, financial income decreased to $4.7 million from $7.4 million in 2011. The decrease in financial income was primarily due to higher short-term investments during the first half of 2011.

Financial expense decreased to $34.5 million in 2012 compared to $38.0 million in 2011. Interest costs primarily relate to our long-term debt discussed in the accompanying notes to the consolidated financial statements. The decrease in financial expense is primarily due to lower average outstanding debt balance following repayments of $469.9 million in 2011.

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net (loss)/gain on foreign currency transactions in 2012 and 2011 was $(7.2) million and $12.4 million, respectively. The higher gain was primarily the result of favorable currency fluctuations while funding the Cellestis acquisition.

Gains from investments in associates increased to $1.7 million in 2012 compared to $0.2 million in 2011.

As per end of December 31, 2012, other financial income was $1.4 million, primarily related to amounts received in connection with the release of an escrow fund, compared to $0.6 million in 2011.

Income Taxes

In 2012 and 2011, our effective tax rates were 8.1% and (227.2)%, respectively. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to more than 40%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our effective tax rate in 2012 reflects the impacts of business and financing restructurings implemented during 2011 and 2012. The effective tax rate for 2011 includes the effect of restructuring costs related to our transformation project, including impairments that lowered the mix of earnings in our higher taxing jurisdictions. This together with tax benefit related to equity based compensation resulted in an overall tax benefit for 2011.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2012 and 2011, we had cash and cash equivalents of $394.7 million and $221.6 million, respectively. We also had short-term investments of $90.5 million at December 31, 2012. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2012, cash and cash equivalents had increased by $173.1 million from December 31, 2011, primarily as a result of cash provided by operating activities of $269.1 million and financing activities of $224.1 million partially offset by cash used in investing activities of $322.3 million. As of December 31, 2012 and 2011, we had working capital of $683.7 million and $253.2 million, respectively.

Operating Activities. For the years ended December 31, 2012 and 2011, we generated net cash from operating activities of $269.1 million and $266.9 million, respectively. While net income of $126.2 million in 2012 increased by $84.2 million as compared to the prior year, 2011 net income was reduced by restructuring accruals which were mostly paid out in 2012. The non-cash components such as depreciation and amortization, share-based compensation, deferred income taxes and other non-cash activity including restructuring measures increased cash from operating activities by $223.6 million as of December 31, 2012. This increase was partially offset by net changes in operating assets and liabilities of $80.8 million, primarily due to an increase in inventories, accounts receivable and income taxes. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $322.3 million of cash was used in investing activities during 2012, compared to $557.0 million during 2011. Investing activities during 2012 consisted principally of $33.9 million invested in available for sale assets, $102.0 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in the U.S., as well as $26.1 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $132.0 million was used primarily in the acquisitions of AmniSure and Intelligent Biosystems and includes $1.1 million of cash paid in connection with acquisition milestone achievements. As of December 31, 2012, we also had made investments of $8.2 million in privately held companies.

In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany for €2.5 million (approximately $3.2 million) to further expand our German facilities for research and development and production. In addition, we started the expansion of our Germantown, Maryland, USA facility for production and administrative space in June 2010. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2013, with both projects at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund these expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017 and $51.1 million payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, approximately $19.0 million is accrued as of December 31, 2012.

Financing Activities. Financing activities provided $224.1 million in cash for the year ended December 31, 2012 compared to a use of $315.8 million for 2011. Cash provided during 2012 was primarily due to new debt of $400.0 million issued in a private placement of new senior unsecured notes. The new borrowings were used in part to repay $143.3 million of short term debt. Also in 2012, we commenced a share buyback and as of December 31, 2012 had repurchased 1.9 million common shares at a total price of approximately $35.7 million. Other cash payments of $6.0 million were primarily related to milestone payments from previous acquisitions.

In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012. We have additional credit lines totaling €38.0 million with no expiration date, none of which was utilized as of December 31, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $22.8 million, and carry $842.6 million of long-term debt, of which $0.9 million is current as of December 31, 2012.

In August 2004, the Company completed the sale of $150 million principal amount of 1.5% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. The effective interest rate of the Notes amounts to 1.5%. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of $300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. The effective interest rate of the Notes amounts to 6.4%. The Company has reserved 15.0 million of common stock for issuance in the event of conversion.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

Our Supervisory Board and shareholders granted management the discretion to repurchase up to $100 million of our common shares (excluding transaction costs). In October 2012, we commenced the buyback and as of December 31, 2012 have repurchased 1.9 million common shares at a total price of approximately $35.7 million. We expect to complete the share repurchase program during the first quarter of 2013.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Employees

As of December 31, 2012, we employed 3,999 individuals, of which 17% worked in research and development, 40% in sales, 25% in production/logistics, 7% in marketing and 11% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	139	553	219	60	123	1,094
Europe	478	585	695	168	240	2,166
Asia Pacific & Rest of World	53	462	86	61	77	739

December 31, 2012	670	1,600	1,000	289	440	3,999

At December 31, 2011, we employed 3,938 and individuals. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous Pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Workforce Diversity

In terms of composition of the Supervisory Board and the Managing Board, new Dutch legislation took effect on January 1, 2013, requiring companies to pursue a policy of having at least 30% of the seats on the Managing Board and the Supervisory Board held by men and at least 30% held by women.

We have a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, we support the trend toward higher participation of women. We are committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take the requirements of the Dutch law into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. Our current governance structure has led to a reduction in the size of the Managing Board to two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.

Compensation of Directors and Officers

Compensation of Directors and Officers

Compensation policy

Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for their performance. This compensation system aims to foster focus on achieving corporate strategic initiatives as well as personal accountability.

It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves their performance objectives should generally be awarded compensation comparable to the medial levels of compensation provided by relevant benchmark companies. In case of over or under performance, the actual total compensation may significantly differ from the benchmark median. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the mix, of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostic companies based in the U.S.

QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of business and individual performance goals. Business goals are established by the Executive Committee each year, and approved by the Compensation Committee. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2012, the payments for short-term variable compensation were based on 91% achievement of the business goals.

Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall company results as well as individual performance against a written set of objectives. The payout cap for the short-term variable cash bonus, including for members of the Managing Board, is capped at 200% of the individual’s personal target bonus.

Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance. These grants are determined on an individual basis and approved by the Compensation Committee. These equity grants are predominantly made in the form of Restricted Stock Units (RSUs) with a staggered vesting period typically over three (40%), five (50%) and 10 years (10%) and stock options, which have a staggered vesting period typically over three years.

Reference is made to the additional disclosures in the Corporate Governance Report.

Risk Management

Our risk management approach embodies the key elements of a sound risk management system including (1) active board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.

The Company is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board’s responsibilities is the oversight of the Company’s risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. Risk management policies and procedures and embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.

Identified risks are subdivided into three types:

•	A base business risk one is specific to us or our industry and that threatens our current and existing business;

•	A business growth risk is a risk specific to us or our industry that threatens our future business growth; and

•	An underlying business risk, which comprises risks that are not specific to us or our industry but apply to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully mitigate such risks. The results of the risk assessment and any updates are reported to the Audit Committee on a regular basis. Each quarter a detailed risk reporting update is provided to the Audit Committee for specific risks which have been newly identified or have changed since the last assessment. On a semi-annual basis the overall risk inventory is updated for all risks that are categorized as either a base business risk or a risk to business growth. A detail review of all underlying business risks is done every year. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure is based on a strong framework of the responsibilities of our Managing and Supervisory Boards and the function of the Audit Committee of the Supervisory Board. We maintain an adequate internal control over financial reporting to ensure the integrity of financial reporting. Additionally, we maintain a Compliance Committee under the leadership of the Chief Financial Officer, who is also a member of the Managing Board. The Compliance Committee consists of senior executives from various functional areas who are responsible to ensure compliance with legal and regulatory requirements in addition to overseeing the communication of corporate policies, including our Code of Ethics.

Risk Types

Base Business Risk	•	Identification and monitoring of competitive threats to the business

	•	Monitoring complexity of product portfolio

	•	Monitoring dependence on key customers for single product groups

	•	Dependence on individual production sites or suppliers

	•	Evaluating purchasing initiatives, price controls and changes to reimbursements

	•	Monitoring of production risks, including contamination prevention, high-quality product assurance

	•	Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	•	Managing development and success of key R&D projects

	•	Managing successful integration of acquisitions to achieve anticipated benefits

Underlying Business Risk	•	Financial Risks including Economic risk and fluctuations in currency exchange rates
	•	Financial Reporting Risk including monitoring multi-jurisdiction tax compliance

	•	Evaluating possible asset impairment events

	•	Compliance and Legal risks including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending regulatory product approvals

	•	Risks of FCPA or anti-trust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact our results of operations, liquidity or capital resources.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to $1.25 billion in 2012 from $1.01 billion in 2009. We have made several acquisitions in recent years, including AmniSure in 2012 and Cellestis Ltd. and Ipsogen S.A. in 2011. Other acquisitions include SABiosciences and DxS Ltd. in 2009; Corbett Life Science Pty. Ltd., or Corbett, in 2008; and Digene Corporation, or Digene, in 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay Technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project was completed in early 2012. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and this project is expected to continue into 2014. These expansion projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the reallocation of existing resources or the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.

As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product’s utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, our next generation sequencing platform and our high-throughput QIAensemble automation platform and related Sample & Assay Technologies.

The speed and level of adoption of our QIAsymphony platform will affect sales of instrumentation but also of sample and assay kits designed to run on this system. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.

The launch of the QIAensemble Decapper in late 2011, similarly, is an automation platform that affects sales of our test kits, primarily to high-throughput laboratories that run our HPV test to screen women for risk of cervical cancer. The level of acceptance of this instrument in the marketplace, and the development of future enhancements for the QIAensemble system, could significantly affect sales of products designed to run in the high-throughput setting.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

Our results of operations could also be negatively impacted by automatic U.S. government spending cuts (“sequestration”) that may take effect in 2013. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly, researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies.

As is the case for many businesses, we face the following risks in regard to financial markets:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•

failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on that product group’s success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2012 from sales in the United States of our HPV test products represent approximately 13% of our total net sales. While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. In times of economic hardship or high unemployment patients may decide to forego or delay routine tests. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S., but if we fail to further diversify, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.

Our sales of HPV products will be affected by the level of acceptance of HPV screening by physicians and laboratories.

Sales of our HPV-related Molecular Diagnostics products depend upon our ability to develop greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer, either alone or in conjunction with cytology-based tests (Pap tests). This applies to the U.S. as well as Europe and other markets around the world. Pap tests have been the principal means of cervical cancer screening since the 1940s. Our HPV test is supported by extensive clinical data showing its significant benefits in better identifying women at risk for cervical cancer than a Pap test alone, and prevailing standards of care in the U.S. now include HPV tests in conjunction with Pap tests. In the U.S. approximately half of cervical cancer screening includes co-testing of molecular HPV tests along with Pap smears. These standards are also being adopted in other countries around the world. However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test.

HPV testing applies a new molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to continue to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market.

Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.

Competition could reduce our sales.

We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” or lab-developed methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitors are developing and using their own internally developed molecular tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized Sample & Assay Technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.

We have experienced, and expect to continue to experience, increasing competition from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.

We believe that customers in the market for pre-analytical sample technologies as well as for assay technologies display significant loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly integrate these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.

In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.

Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.

Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications”. If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory-Developed Tests” (LDTs), where laboratories use our materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use.

Further, the FDA has announced its intention to begin regulating lab-developed tests in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems – particularly the QIAsymphony platform – are designed to accommodate the automation and validation of these tests. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs or significantly limit their area of application, sales of some of our products in the U.S. could be adversely affected. The flexibility to handle LDTs is an advantage for these instruments. On the consumables side, LDTs can be competitors to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays in Molecular Diagnostics, as well as approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny may be attractive not only to reference laboratories and healthcare providers, but also to translational researchers in Pharma and Academia using molecular assays to develop and study products they expect to commercialize. At this point the ultimate impact of potential new FDA policies on LDTs is uncertain.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends, in some measure, on the commercial success of the relevant drugs. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners’ actions and commercial success.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz could have a material adverse effect on our operations. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.

Changes in tax laws or their application could adversely affect our results of operations.

Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations. Additionally, changes in other laws, such as the U.S. health care reform legislation that was signed into law in the U.S. in 2010, may subject us to additional excise taxes. The increased tax burden as a result of changes in law may adversely affect our results of operations.

We have a significant amount of debt that may adversely affect our financial condition.

We have a significant amount of debt and debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of December 31, 2012, we had outstanding long-term loan facilities of approximately $842.6 million, of which $0.9 million was current and due in 2013. Furthermore, as of December 31, 2012, we had total capital lease obligations, excluding interest, of $19.9 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.

We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2012, our consolidated balance sheet reflected approximately $1.8 billion of goodwill and approximately $946.6 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

Exchange rate fluctuations may adversely affect our business and operating results.

Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We economically hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, South Korea, Taiwan, Malaysia, China, Spain, Brazil, Mexico, Russia and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to risks.

Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey and we expect to continue to focus on expanding our business in these or other fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China, France, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan, which experienced a severe earthquake followed by a tsunami in March 2011. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2012, we owned 193 issued patents in the United States, 143 issued patents in Germany and 767 issued patents in other major industrialized countries. In addition, at December 31, 2012, we had 972 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability.

Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.

Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.

U.S. civil liabilities may not be enforceable against us.

We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our Common Shares has ranged from a high of $22.20 to a low of $12.47 on NASDAQ, and a high of €15.25 to a low of €9.07 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations, tax laws or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.

Future sales and issuances of our Common Shares could adversely affect our stock price.

Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2012, a total of approximately 236.5 million Common Shares were outstanding along with approximately 12.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 4.3 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2012, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2012, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership(1)
BlackRock, Inc., United States	14,198,775	(2)	6.00%

(1)	The percentage ownership was calculated based on 236,486,584 Common Shares issued and outstanding as of December 31, 2012.
(2)	Of the 14,198,775 shares attributed to BlackRock, Inc., it has sole voting power and sole dispositive power over all 14,198,775 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 5, 2013, which reported ownership as of December 31, 2012.

Our common stock is traded on the NASDAQ Global Select Market in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 27, 2013, there were 198 shareholders of record of our Common Shares.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and

Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Powers of board members and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares.

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorisation of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 27, 2012, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 27, 2012 until December 27, 2013, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Significant agreements to which the Company is a party and which take effect alter or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004 (as amended in 2008), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our common shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 31.0 million common shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2012, the commitment under these agreements totaled $15.3 million (2011: $19.2 million).

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2012, a total of approximately 236.5 million Common Shares were outstanding along with approximately 12.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 4.3 million were vested. A total of approximately 19.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2012, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Common Shares - Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, the Netherlands. The Type II shares are registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Subsequent Event

Since December 31, 2012 and through March 29, 2013, we have repurchased 3.1 million shares of common shares under the share repurchase program discussed more fully in Note 19, for approximately $63.3 million, in total.

Outlook

As an international company, QIAGEN is exposed to a wide variety of developments in the various markets in which it operates. Our strategy is to growth opportunities presented by the dissemination of molecular technologies across the four customer classes in Molecular Diagnostics, Applied Testing, Pharma and Academia. Due to increased life expectancy for people living in developed countries, and also the dynamic growth of healthcare demand in many emerging markets, the need for innovative diagnostics is increasing at a marked pace. This is underscored by the proven benefits of diagnostics to improve healthcare outcomes, particularly the advent of companion diagnostics to personalize healthcare, while still representing a small fraction of overall healthcare expenditures. Our internal R & D activities present major opportunities, and we are working to find new products and improve existing ones across our portfolio of Sample & Assay Technologies. All of these factors represent future growth opportunities for QIAGEN.

Venlo, The Netherlands, April 22, 2013

Peer M. Schatz

Chief Executive Officer

Corporate Governance Report

We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listings at the German Stock Exchange in Frankfurt and the NASDAQ exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law and the corporate governance practices followed by U.S. companies under the NASDAQ listing standards or state the deviations recorded in the period.

Corporate Structure

QIAGEN is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law similar to a “Corporation” (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and Appointment

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Our Managing Directors during 2012 and their ages as of January 27, 2013, are as follows:

Name	Age	Position
Peer M. Schatz	47	Managing Director, Chief Executive Officer
Roland Sackers	44	Managing Director, Chief Financial Officer
Dr. Joachim Schorr (1)	52	Managing Director, Senior Vice President, Research and Development
Bernd Uder (2)	55	Managing Director, Senior Vice President, Global Sales and Service Solutions

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.
(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.

The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 47, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. Until 2011, he served as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also previously served as a member of the German Corporate Governance Commission from 2002 to January 2012. He is also chairman of the board of directors of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.

Roland Sackers, 44, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc., until December 2007. Mr. Sackers is a board member of the industry association BIO Deutschland. He is also a non-executive director and chair of the audit committee of Immunodiagnostic Systems Holding (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom, as well as member of the board of directors and head of the audit committee of Ipsogen S.A., which is a majority-owned subsidiary of QIAGEN that was acquired in 2011.

Dr. Joachim Schorr, 52, joined the Company in 1992 and was Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences. Dr. Schorr retired from QIAGEN on April 30, 2012.

Bernd Uder, 55, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech. Mr. Uder retired from QIAGEN on December 31, 2012.

Conflicts of Interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2012.

Remuneration

The remuneration granted to the members of the Managing Board in 2012 consisted of a fixed salary and other variable components, with the significant majority of remuneration awarded in the form of QIAGEN equity.

Variable compensation included annual payments linked to business performance (bonuses), as well as long-term equity incentives that were awarded based on individual performance. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Share Units granted to the Managing Board members, vest over a 10-year period. Some of these grants contain vesting hurdles related to the achievement of specific operational and financial goals that are not disclosed due to confidential reasons. The long-term vesting periods are designed to strengthen the Managing Board members’ commitment to QIAGEN and achieving its strategic initiatives, which in turn would benefit shareholders and other stakeholders.

The table below state the amounts earned on an accrual basis by our Managing Board members in 2012.

(in US$ thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers	Dr. Joachim Schorr (1)	Bernd Uder (2)
Fixed Salary	1,226	540	113	344
Other (3)	5	34	635	20

Total fixed income 2012 (4)	1,231	574	748	364

Short-term variable cash bonus	168	60	—	85

Total short-term income 2012	1,399	634	748	449

Defined contribution on benefit plan	84	86	10	52
Number of stock options granted 2012	134,109	44,945	—	19,549
Related recognized compensation expense	339	113	—	49
Number of restricted stock units granted 2012	465,181	155,901	—	45,207
Related recognized compensation expense	1,449	485	—	106
Number of performance stock units granted 2012	50,540	17,213	—	66,384
Related recognized compensation expense	406	138	—	295

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.
(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.
(3)	Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(4)	A one-time crisis levy of 16% as imposed by the Dutch government amounted to €35,000 in total. The crisis tax levy is paid by the employer and is assessed on income of employees exceeding a €150,000 threshold in 2012. These expenses are not included in the remuneration costs of the employee.

The total recognized compensation expense in accordance with IFRS 2 in the year 2012 (2011) for stock options and restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $7.8 million ($7.1 million) for Mr. Schatz, $2.4 million ($2.1 million) for Mr. Sackers, $0.7 million ($1.0 million) for Mr. Schorr and $1.1 million ($0.9 million) for Mr. Uder.

Based on such valuations the total compensation including recognized compensation expenses for members of the Managing Board was $15.6 million ($15.1 million), and amounts $9.3 million ($9.0 million) for Mr. Schatz, $3.2 million ($3.0 million) for Mr. Sackers, $1.5 million ($1.5 million) for Mr. Schorr and $1.6 million ($1.5 million) for Mr. Uder. Total non-periodical remuneration according Dutch Civil Code included in total compensation was $3.7 million ($4.1 million) and amounts $2.4 million ($2.6 million) for Mr. Schatz, $0.8 million ($0.9 million ) for Mr. Sackers, $0 million ($0.3 million) for Mr. Schorr and $0.5 million ($0.3 million) for Mr. Uder.

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2012, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2012, the Supervisory Board had seven regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders as well as other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed for one-year terms for the period beginning on the day after the Annual General Meeting up to and including the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

Name	Age	Position
Prof. Dr. Detlev H. Riesner	71	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	59	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	57	Supervisory Director
Erik Hornnaess	75	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	71	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	63	Supervisory Director
Elizabeth E. Tallett	63	Supervisory Director and Member of the Audit Committee and Member of the Compensation Committee

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Supervisory Directors

Professor Dr. Detlev H. Riesner, 71, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of

AC Immune S.A., Lausanne, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West gGmbH, Hagen and DIWA GmbH, Düsseldorf. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended in 2006 and SCT GmbH ended in 2011, when the companies were sold. Professor Riesner is also a member of the scientific advisory board of Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 59, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Board of Deutsche Lufthansa AG and RWE AG where he also holds the position of Chairman of the Audit Committee.

Dr. Metin Colpan, 57, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Erik Hornnaess, 75, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 71, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 63, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Hospira, Inc., HTL Strefa and Epigenomics AG. Mr. von Prondzynski was previously Chairman of Nobel Biocare Holding AG.

Elizabeth E. Tallett, 63, joined the Company’s Supervisory Board as well as the Audit Committee and Compensation Committee in 2011. Ms. Tallett has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc. and Meredith Corp. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Varian, Inc., Immunicon, Inc., Varian Semiconductor Equipment Associates, Inc. and IntegraMed America, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Conflicts of Interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2012, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of its “best practice” provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com). The committees are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	—			— (Chairman)
Dr. Werner Brandt	—	— (Chairman)
Erik Hornnaess	—	—	— (Chairman)	—

Prof. Dr. Manfred Karobath	—		—

Heino von Prondzynski	—

Elizabeth E. Tallett	—	—	—

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements. In 2012, Dr. Colpan was not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan provided scientific advisory services to the Company in 2011, 2010 and 2009. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

Audit Committee

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Ms. Tallett, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as defined in provisions III.3.2 and III.5.7 of the Code.

The Audit Committee met eight times in 2012 and did meet with the external auditor excluding members of the Managing Board in November 2012. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of fees for these services. Further, it reviewed QIAGEN’s compliance with various laws and policies, including the Code of Conduct; reviewed the risk management system; discussed the performance of the external auditor with management; and discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor. The Audit Committee also discussed financial accounting and reporting principles and policies as well as the adequacy of internal accounting, financial and operating controls and procedures with the external auditor and management. These discussions included a review of developments in accounting standards and their impact on QIAGEN’s financial statements. The Audit Committee considered and approved recommendations regarding changes to QIAGEN’s accounting policies and processes. In addition, the Audit Committee reviewed with management and the external auditor all quarterly reports prior to their public release as well as quarterly and annual reports prepared under U.S. GAAP (reported on Forms 6-K and 20-F) for filing with the U.S. Securities and Exchange Commission and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future.

The Compensation Committee currently consists of three members: Mr. Hornnaess (Chairman), Ms. Tallett and Prof. Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met 12 times in 2012. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application, including stock rights or stock option grants on a monthly basis.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board.

Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)-appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings.

Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee formally convened once in 2012.

Supervisory Board compensation

The Supervisory Board compensation for 2012 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

Fee paid to each member of the Supervisory Board	€30,000

Additional compensation payable to members holding the following positions:

Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than the Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of Adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board.

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant.

Additionally, Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration.

The following table summarizes the total compensation paid to the members of the Supervisory Board in 2012:

(in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Dr. Werner Brandt	Dr. Metin Colpan	Erik Hornnaess	Prof. Dr. Manfred Karobath	Heino von Prondzynski	Elizabeth E. Tallett
Short-term compensation 2012
Fixed remuneration	38.5	38.5	38.5	38.5	38.5	38.5	38.5
Chairman / vice chairman committee	25.7	19.3	—	19.3	—	—	—
Meeting attendance	6.5	6.5	6.5	6.5	6.5	5.0	5.0
Committee membership	—	—	—	9.5	6.5	—	16.0
Subcommittee meeting attendance	3.8	—	3.8	—	2.5	2.5	—
Variable cash bonus	6.5	6.5	6.5	6.5	6.5	6.5	6.5

	81.0	70.8	55.3	80.3	60.5	52.5	66.0

Long-term compensation 2012
Number of stock options granted in 2012	1,563	1,563	1,563	1,563	1,563	1,563	1,563
Related recognized compensation expense	4	4	4	4	4	4	4
Number of restricted stock units granted in 2012	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Related recognized compensation expense	25	25	25	25	25	25	25

The total recognized compensation expense in accordance with IFRS 2 in the year 2012 (2011) for long-term compensation of stock options and restricted stock units including recognized expenses for equity awards granted in previous years as well as for any non-periodical share-based payments in kind of a bonus amounted to $102.9 thousands ($96.6 thousands) for Mr. Riesner, $98.6 thousands (US$86.6 thousands) for Mr. Brandt, $102.9 thousands ($96.6 thousands) for Mr. Colpan, $102.9 thousands ($96.6 thousands) for Mr. Hornnaess, $102.9 thousands ($96.6 thousands) for Mr. Karobath, $98.6 thousands ($86.6 thousands) for Mr. von Prondzynski, $28.8 thousands ($0) for Ms. Tallett.

The total recognized compensation expenses for members of the Supervisory Board in 2012 (2011) for short-term and long-term compensation totaled $1,103.7 thousands ($1,063.5 thousands) and includes amounts of $183.9 thousands ($186.2 thousands) for Mr. Riesner, $169.3 thousands ($163.6 thousands) for Mr. Brandt, $158.1 thousands ($156.8 thousands) for Mr. Colpan, $183.1 thousands ($184.1 thousands) for Mr. Hornnaess, $163.4 thousands ($163.8 thousands) for Mr. Karobath, $151.1 thousands ($151.5 thousands) for Mr. von Prondzynski, $94.8 thousands ($33.9 thousands) for Ms. Tallett and for Ms. Kallmeyer $0 ($24.0 thousands).

Total non-periodical remuneration according Dutch Civil Code included in total compensation in 2012 (2011), which includes the expense related to the short-term variable cash bonus and the expense related to the long-term compensation of equity awards granted in 2012, totaled $250.6 thousands ($198.4 thousands) and includes amounts of $35.8 thousands ($32.1 thousands) for Mr. Riesner, $35.8 thousands ($32.1 thousands) for Mr. Brandt, $35.8 thousands ($32.1 thousands) for Mr. Colpan, $35.8 thousands ($32.1 thousands) for Mr. Hornnaess, $35.8 thousands ($32.1 thousands) for Mr. Karobath, $35.8 thousands ($32.1 thousands) for Mr. von Prondzynski, US$35.8 thousands ($3.5 thousands) for Ms. Tallett.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan was paid a fee of €2.750 per day for scientific consulting services, subject to adjustment. During 2011, QIAGEN paid approximately $0.1 million to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement. No agency or advisory service fees were paid to other members of the Supervisory Board. The agreement with Dr. Colpan terminated in January 2012.

Share Ownership

The following table sets forth certain information as of January 27, 2013 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,771,128	(3)	0.75%
Roland Sackers, Germany	—	(4)	*
Bernd Uder, Germany	—	(5)	*
Prof. Dr. Detlev H. Riesner, Germany	1,654,993	(6)	0.70%
Dr. Werner Brandt, Germany	8,377	(7)	*
Dr. Metin Colpan, Germany	4,540,961	(8)	1.92%
Erik Hornnaess, Spain	14,180	(9)	*
Professor Dr. Manfred Karobath, Austria	9,015	(10)	*
Heino von Prondzynski, Switzerland	2,377	(11)	*
Elizabeth Tallett, United States	—	(12)	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 27, 2013.
(1)	The number of Common Shares issued and outstanding as of January 27, 2013 was 236,563,920. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 27, 2013. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2,097,769 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.020 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2022. Does not include 265,127 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)	Does not include 140,137 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2018 and 2/2022. Does not include 84,664 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5)	Does not include 77,267 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 2/2017 and 2/2022. Does not include 40,801 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)	Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Includes 1,652,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)	Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(8)	Does not include 348,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 4/2013 and 2/2022. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)	Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(10)	Does not include 48,341 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 4/2014 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(11)	Does not include 6,399 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $15.590 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2022. Does not include 1,770 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(12)	Does not include 521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices of $15.59 per share. Options expire on 2/2022.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 27, 2013:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Restricted and Performance Stock Units
Peer M. Schatz	1,975,214	249,512	4/1/2013 to 2/28/2022	$6.02 to $22.43	1,666,950
Roland Sackers	99,363	83,343	2/28/2018 to 2/28/2022	$15.59 to $22.43	547,408
Bernd Uder	62,202	33,649	2/28/2017 to 2/28/2022	$15.59 to $22.43	257,336
Prof. Dr. Detlev H. Riesner	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Dr. Werner Brandt	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Dr. Metin Colpan	346,818	3,017	4/1/2013 to 2/28/2022	$6.02 to $22.43	24,945
Erik Hornnaess	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Prof. Dr. Manfred Karobath	46,818	3,017	4/1/2014 to 2/28/2022	$11.985 to $22.43	24,945
Heino von Prondzynski	4,876	3,017	4/29/2018 to 2/28/2022	$15.59 to $22.43	24,407
Elizabeth E. Tallett	—	1,563	2/28/2022	$15.59	10,000

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN’s issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN’s issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares they hold represent a market value of at least €50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 15 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2012, Ernst & Young Accountants was appointed as external auditor for the Company for 2012.

Share-Based Compensation

The QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) was adopted in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 19.8 million Common Shares reserved and available for issuance under this plan at December 31, 2012.

In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.1 million common shares reserved and available for issuance under these plans at December 31, 2012.

Stock Options

During the years ended December 31, 2012 and 2011, we granted 592,829 and 601,897 stock options, respectively. The following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31, 2012 and 2011:

	2012	2011
Stock price volatility	35%	34%
Risk-free interest rate	0.83%	1.88%
Expected life (in years)	5.94	4.97
Dividend rate	0%	0%
Forfeiture rate	5.9%	6.1%

A summary of the status of employee stock options as of December 31, 2012 and changes during the year then ended is presented below:

All Employee Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	6,527	$13.61
Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64

Outstanding at December 31, 2012	5,333	$14.16	4.09	$25,006

Exercisable at December 31, 2012	4,252	$13.18	2.91	$23,664

Vested and expected to vest at December 31, 2012	5,257	$14.12	4.01	$24,886

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years.

A summary of stock units as of December 31, 2012 and changes during the year are presented below:

All Employee Stock Units	Stock Units (in thousands)	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2012	5,651
Granted	2,574
Vested	(831)
Forfeited	(473)

Outstanding at December 31, 2012	6,921	2.85	$125,602

Vested and expected to vest at December 31, 2012	5,732	2.74	$104,029

Risk Management

Reference is made to the discussion in the section “Principle Risks and Uncertainties” above.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct was adopted that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Comply or Explain

The corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

QIAGEN takes a positive view of the Code and applies nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. The employment agreements with the Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. These agreements were entered into before the Code became applicable; the terms were not renegotiated since this was not considered to be in the interest of QIAGEN. The members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have notice periods deviating from terms in the employment agreements with QIAGEN N.V. (Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units and performance stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Performance stock units have performance conditions in addition to time-vesting.

4.	Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the “fixed” remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1 (best practice provision II.1.1), in addition to their employment agreements with QIAGEN N.V., the Managing Board members have entered into employment agreements with certain QIAGEN affiliates that have notice periods of either 24 months or 36 months. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision II.2.11 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

The current employment agreements with the Managing Directors, which were entered into before the recent Code changes took effect, do not include so-called “clawback” provisions. In the event of unjustified variable remuneration awards that were based on incorrect financial or other data, the Supervisory Board would make use of its statutory powers.

6.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

Two members – Prof. Riesner and Prof. Karobath – have tenures on the Supervisory Board that are longer than this provision. Prof. Riesner is one of the founders of QIAGEN, and he has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996, while Prof. Karobath has been a Supervisory Member since 2000. Prof. Riesner contributes his profound scientific expertise and excellent connections in the scientific community to the board profile, while Prof. Karobath contributes significant value through his scientific acumen and extensive experience in various management positions in the pharmaceuticals industry. Both board members have unique knowledge about QIAGEN that is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment of these members beyond the 12-year term provision as recommended by the Code. Mr. Hornnaess, who has served on the Supervisory Board since 1998, has announced his intention to not stand for re-election at the Annual General Meeting of Shareholders in June 2013.

7.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. This practice is in compliance with international business practice in our industry, and we consider the granting of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

8.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations for a particular period. QIAGEN N.V. is a company organized under the laws of The Netherlands and subject to the laws, rules and regulations of this country. In addition, our shares are listed on the NASDAQ Stock Exchange. As a result, the compliance of QIAGEN with the German Corporate Governance Code is dependent on the code’s compatibility with the laws, rules, regulations and customs that QIAGEN is subject to in The Netherlands and the U.S. QIAGEN declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 3.8 paragraph 2

If the company takes out a D&O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon. A similar deductible must be agreed upon in any D&O policy for the Supervisory Board.

QIAGEN’s D&O insurance policy provides for a fixed deductible of $10,000 for members of the Managing Board and the Supervisory Board, which we consider an appropriate sign by our members of taking responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted restricted stock units, performance stock units and options to acquire common shares at an exercise price set 2% higher than the market price on the grant date (as determined by reference to an organized trading market or association). These option rights and stock units are subject to multiyear vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these grants unless they succeed in increasing shareholder value on a long-term period. For these reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms to be the most appropriate comparison parameters for the restricted stock units and stock options granted to Managing Board members. These stock units have performance requirements that must be met in addition to the time-vesting conditions.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements with Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. The members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have longer notice periods (Mr. Schatz and Mr. Sackers 36 months). In case of a termination without serious cause as defined by the applicable law, QIAGEN would remain obliged to compensate the Managing Board Member for the remaining term of the agreement.

No arrangements exist for early retirement of Managing Board members. In the event of the sale or transfer of all or substantially all of QIAGEN’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the Managing Board members are entitled to a Change of Control bonus payment commensurate to a multiple (Mr. Schatz 5 times, Mr. Sackers 3 times) of their annual salary (fixed payment and annual bonus). QIAGEN believes that these severance and Change of Control agreements are appropriate due to the long tenures of the Managing Board members.

Corporate Governance Statement

This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:

•

The information concerning compliance with the Dutch Corporate Governance Code (published at www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information concerning QIAGEN’s risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the functioning of QIAGEN’s General Meeting of Shareholders, and the authority and rights of QIAGEN’s shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the composition and functioning of QIAGEN’s Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under “Corporate Governance Report “ and the Report of the Supervisory Board in this Annual Report;

•

The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

Requirements – Germany

QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions of the German Corporate Governance Code.

Requirements – the United States

QIAGEN’s shares are listed on the NASDAQ Global Select Market and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of NASDAQ as are applicable to foreign private issuers.

Responsibility Statement of the Management Board

In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company’s financial condition and the results of the Company’s operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In accordance with Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the management board confirms that, to its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.

QIAGEN N.V.

CONSOLIDATED FINANCIAL STATEMENTS

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	Note	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	(3)	$394,702	$221,598
Current available-for-sale financial instruments	(7)	90,451	54,577
Trade accounts receivable	(8)	250,729	230,770
Income taxes receivable		39,150	19,009
Inventories	(3)	135,293	132,236
Prepaid expenses and other current assets	(9)	36,149	42,726

Total current assets		946,474	700,916

Non-current assets:
Property, plant and equipment	(10)	377,623	345,170
Goodwill	(12)	1,783,913	1,746,773
Other intangible assets	(12)	946,602	891,887
Investments in associates	(11)	22,122	35,647
Non-current available-for-sale financial instruments	(7)	15,511	6,802
Deferred tax assets	(17)	8,238	94,127
Other non-current assets		21,047	12,832

Total non-current assets		3,175,056	3,133,238

Total assets		$4,121,530	$3,834,154

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 1

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in $ thousands, except par value)

	Note	December 31, 2012	December 31, 2011
Liabilities and equity
Current liabilities:
Current financial debts	(15)	$948	$145,963
Trade and other accounts payable		51,311	59,848
Provisions	(13)	5,636	5,063
Income tax payable		14,879	31,364
Other current liabilities	(14)	189,983	205,482

Total current liabilities		262,757	447,720

Non-current liabilities:
Non-current financial debts	(15)	841,685	430,562
Deferred tax liabilities	(17)	165,259	259,286
Other non-current liabilities	(14)	57,739	63,775

Total non-current liabilities		1,064,683	753,623

Equity:
Common shares		2,769	2,739
Share premium		1,884,547	1,842,648
Retained earnings	(18)	883,655	757,464
Reserves		49,113	20,466
Treasury shares	(19)	(35,653)	—

Equity attributable to the owners of QIAGEN N.V.		2,784,431	2,623,317

Non-controlling interest		9,659	9,494

Total equity		2,794,090	2,632,811

Total liabilities and equity		$4,121,530	$3,834,154

Issued Shares
Authorized common shares: 410,000, EUR 0.01 par value		236,487	234,221
Authorized preference shares: 450,000, EUR 0.01 par value		—	—
Authorized financing shares: 40,000, EUR 0.01 par value		—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 2

QIAGEN N.V.

CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share data)

		Years ended December 31,
	Note	2012	2011
Net sales		$1,254,456	$1,169,747
Cost of sales		(430,963)	(421,391)

Gross profit		823,493	748,356

Operating expenses:
Other operating income		1,629	6,005
Research and development expense		(116,374)	(183,348)
Sales and marketing expense		(382,339)	(341,180)
General and administrative, restructuring, integration and other expense		(153,737)	(195,644)
Other operating (expense)		(1,498)	(3,869)

Total operating expenses		(652,319)	(718,036)

Income from operations		171,174	30,320

Financial income		4,704	7,390
Financial expense		(34,521)	(38,049)
Foreign currency gains (losses), net		(7,234)	12,392
Gain from investments in associates		1,726	196
Other financial income		1,424	604

Income before income taxes		137,273	12,853

Income tax expense	(17)	(11,051)	29,199

Net income		$126,222	$42,052

- attributable to non-controlling interest		$31	$(1,089)
- attributable to the owners of QIAGEN N.V.		$126,191	$43,141
Basic earnings per common share attributable to the owners of QIAGEN N.V.		$0.54	$0.18
Diluted earnings per common share attributable to the owners of QIAGEN N.V.		$0.53	$0.18
Weighted average shares outstanding (in thousands)
Basic		235,582	233,850
Diluted		237,923	236,726

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 3

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

		Years ended December 31,
	Note	2012	2011
Net income		$126,222	$42,052
Items that may be reclassified subsequently to net income:
Gains on cash flow hedges, before tax		305	5,417
Reclassification adjustments on cash flow hedges, before tax		781	(3,961)

Cash flow hedges, before tax		1,086	1,456
Foreign currency translation adjustments, before tax		27,601	(51,358)

Other comprehensive income (loss), before tax		28,687	(49,902)
Income tax relating to components of other comprehensive income (loss)		151	(1,120)

Total other comprehensive income (loss), after tax		28,838	(51,022)

Total comprehensive income (loss)		$155,060	$(8,970)

- attributable to non-controlling interest		$222	$(3,160)
- attributable to the owners of QIAGEN N.V.		$154,838	$(5,810)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 4

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Years ended December 31,
	Note	2012	2011
Net income		$126,222	$42,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment of intangible and other assets		227,921	273,417
Non-cash impacts from convertible notes		11,084	13,179
Loss on sale of property, plant and equipment		3,004	293
Gain on sale of investments		—	(604)
Deferred income taxes	(17)	(31,526)	(59,463)
Share based compensation	(22)	29,057	37,941
Other non-cash items		(15,905)	9,131
Net changes in operating assets and liabilities:
Accounts receivable	(8)	(14,281)	(29,356)
Inventories	(3)	(20,376)	(15,945)
Income tax receivables	(17)	(19,220)	(7,154)
Other assets		6,320	9,720
Accounts payable		(9,945)	7,261
Accrued and other liabilities	(14)	(7,021)	(9,703)
Income tax payables	(17)	(16,247)	(3,916)

Net cash provided by operating activities		269,087	266,853

Purchases of property, plant and equipment		(101,996)	(86,805)
Purchases of intangible assets		(26,089)	(34,583)
Capitalization of development expenses	(12)	(21,401)	(16,641)
Proceeds from sale of equipment		1,312	2,020
Sale/(Purchase) of available-for-sale assets	(7)	(33,943)	55,813
Purchase of investments	(11)	(8,173)	(19,284)
Cash paid for acquisitions, net of cash acquired	(5)	(131,997)	(457,483)

Net cash used in investing activities		(322,287)	(556,963)

Net repayment/proceeds from short-term debt	(15)	(143,311)	186,329
Proceeds from long-term debt	(15)	400,000	—
Repayment of long-term debt	(15)	(1,607)	(469,857)
Cash paid for debt issuance costs	(15)	(2,084)	—
Principal payments on finance leases		(3,780)	(3,703)
Proceeds from issuance of common shares		16,579	8,778
Purchase of treasury shares	(19)	(35,653)	—
Acquisition of noncontrolling interest		(57)	(29,783)
Other financing activities		(6,008)	(7,558)

Net cash provided by financing activities		224,079	(315,794)

Effect of exchange rate changes on cash and cash equivalents		2,225	(2,852)

Net increase (decrease) in cash and cash equivalents		173,104	(608,756)
Cash and cash equivalents, beginning of period		221,598	830,354

Cash and cash equivalents, end of period		$394,702	$221,598

Supplemental cash flow disclosures:
Cash paid for interest		$(19,838)	$(20,432)
Cash received for interest		$2,382	$6,128
Cash paid for income taxes		$(61,586)	$(41,494)
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased through capital lease		$492	$545
Investment acquired in non-monetary exchange		$3,842	$—
Intangible assets acquired in non-monetary exchange		$5,658	$—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 5

QIAGEN N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Common Shares							Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.
	Note	Shares	Amount	Share premium	Retained Earnings	Cash flow hedge reserve	Foreign currency translation	Reserves	Shares	Amount		Non-controlling Interest	Total Equity
BALANCE AT JANUARY 1, 2011		233,115	$2,724	$1,811,633	$714,323	$(1,644)	$71,061	$69,417	—	$—	$2,598,097	$—	$2,598,097

Net income (loss)		—	—	—	43,141	—	—	—	—	—	43,141	(1,089)	42,052
Other comprehensive income (loss)		—	—	—	—	882	(49,833)	(48,951)	—	—	(48,951)	(2,071)	(51,022)

Total comprehensive income (loss)		—	—	—	43,141	882	(49,833)	(48,951)	—	—	(5,810)	(3,160)	(8,970)
Tax benefit of employee stock plans		—	—	(4,565)	—	—	—	—	—	—	(4,565)	—	(4,565)
Share-based payments		—	—	26,817	—	—	—	—	—	—	26,817	—	26,817
Employee stock plans		1,106	15	8,763	—	—	—	—	—	—	8,778	—	8,778
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	—	—	12,654	12,654

BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,842,648	$757,464	$(762)	$21,228	$20,466	—	$—	$2,623,317	$9,494	$2,632,811

Net income		—	—	—	126,191	—	—	—	—	—	126,191	31	126,222
Other comprehensive income (loss)		—	—	—	—	762	27,885	28,647	—	—	28,647	191	28,838

Total comprehensive income (loss)		—	—	—	126,191	762	27,885	28,647	—	—	154,838	222	155,060
Purchase of treasury shares		—	—	—	—	—	—		(1,943)	(35,653)	(35,653)	—	(35,653)
Tax benefit of employee stock plans			—	(3,707)	—	—	—	—	—	—	(3,707)	—	(3,707)
Share-based payments	(23)	—	—	29,057	—	—	—	—	—	—	29,057	—	29,057
Employee stock plans		2,266	30	16,549	—	—	—	—	—	—	16,579	—	16,579
Acquisition of Ipsogen S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	—	—	(57)	(57)

BALANCE AT DECEMBER 31, 2012		236,487	$2,769	$1,884,547	$883,655	$—	$49,113	$49,113	(1,943)	$(35,653)	$2,784,431	$9,659	$2,794,090

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F - 6

QIAGEN N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

1.	Corporate Information, Basis of Presentation and Statement of Compliance

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (‘the Company’, ‘Group’, ‘we’ or ‘QIAGEN’) is a leading provider of innovative Sample and Assay Technologies. These technologies – consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting standards (IFRS) as endorsed by the European Union (EU) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value.

On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations for the periods ended December 31, 2012 include AmniSure’s operating results from May 3, 2012 through December 31, 2012.

The consolidated financial statements of QIAGEN for the year ended December 31, 2012, were authorized for issue in accordance with a resolution of the Supervisory Board on April 22, 2013.

2.	Effects of New Accounting Policies and Disclosures

The new accounting policies adopted in 2012 did not have a material impact to the Consolidated Financial Statements.

The amendments to IFRS 7, ‘Financial instruments: Disclosures: Transfer of financial assets’ adopted in 2012 promote transparency in the reporting of transfer transactions to improve the understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. No additional disclosures were required as a result of the adoption of this amendment.

New and amended standards and interpretations not yet adopted:

The Group has not early adopted the following new and amended standards. We do not expect any significant impact on the financial position or performance resulting from the new and amended standards listed below. We intend to adopt the new and amended standards at their respective effective dates.

•

IAS 1, ‘Financial statements presentation – presentation of items of other comprehensive income’ changes the grouping of items presented in other comprehensive income and affects its presentation. Items that could be reclassified to profit or loss at a future point would be presented separately from items that will never be reclassified. The amendment becomes effective for our 2013 Consolidated Financial Statements. While we are not early adopting the amendments to IAS 1, we have noted within the Consolidated Statement of Comprehensive Income which elements will, through recycling, impact net income in the future.

•

IFRS 7, ‘Financial instruments: Offsetting financial assets and financial liabilities’ these amendments would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements. The amendments to IFRS 7 are to be applied retrospectively for annual periods beginning on or after January 1, 2013.

•

IAS 32, ‘Financial instruments: Presentation: Offsetting financial assets and financial liabilities’, effective January 1, 2014. These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.

•

IFRS 9, ‘Financial instruments – Classification and measurement’ addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made

Consolidated Financial Statements F - 7

at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The amendment becomes effective January 1, 2015.

•

IFRS 10, ‘Consolidated financial statements’ is mandatory for periods beginning on or after January 1, 2013. The standard provides additional guidance to assist in the determination of control where this is difficult to assess and defines the principle of control, and establishes control as the basis for consolidation.

•

IFRS 11, ‘Joint arrangements’, effective for periods beginning on or after January 1, 2013, defines two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

•

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The new standard becomes effective for periods beginning on or after January 1, 2013.

•

IFRS 13, ‘Fair value measurement’, aims to improve consistency and to reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The new standard becomes effective for periods beginning on or after January 1, 2013.

•

Amendments to IAS 19, ‘Employee Benefits,’ which become mandatory for our 2013 Consolidated Financial Statements, aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance and cash flows and are likely to impact the amount of actuarial gains and losses that will impact net income versus be allocated to other comprehensive income as remeasurements. Since we do not have any significant defined benefit plans, we do not expect these amendments to have a material impact to our financial statements.

3.	Summary of Significant Accounting Policies

3.1	Consolidation Principles

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2012.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interest. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interest even this results in a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any non-controlling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

3.2	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. The Group measures the non-controlling interest in the acquiree at fair-value. Acquisition related costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for non-controlling interest over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Consolidated Financial Statements F - 8

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the consolidated group as a whole qualifies as one cash generating unit.

3.3	Investments in Associates

Investments in associates are accounted for using the equity method. An associate is an entity in which the Group has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value.

3.4	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$) which is also the parents company’s functional currency. The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Statements of financial position prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group Company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity. The net gain (loss) on foreign currency transactions in 2012, and 2011 was $(7.2) million, and $12.4 million, respectively.

The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2012	2011	2012	2011
Euro (EUR)	1.3194	1.2939	1.2856	1.3917
Pound Sterling (GBP)	1.6167	1.5490	1.5850	1.6035
Swiss Franc (CHF)	1.0929	1.0644	1.0666	1.1302
Australian Dollar (AUD)	1.0379	1.0170	1.0358	1.0323
Canadian Dollar (CAD)	1.0043	0.9791	1.0007	1.0117
Japanese Yen (JPY)	0.0116	0.0129	0.0125	0.0125
Chinese Yuan (CNY)	0.1605	0.1586	0.1585	0.1547

3.5	Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property

Consolidated Financial Statements F - 9

and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Consumable and Related Products: Revenue from consumable product sales typically accounts for approximately 83-87% of our net sales and is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount, on average less than $3.0 million in total, of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Revenues from related products include license fees, intellectual property and patent sales, royalties and milestone payments and typically account for approximately 1-3% of our net sales. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed or determinable and collectability is reasonably assured.

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and typically account for approximately 10-15% of net sales. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements.

We offer our customers access to our instrumentation via reagent rental agreements which place instrumentation with customers without requiring them to purchase the equipment. Instead, we recover the cost of providing the instrumentation in the amount charged for Sample and Assay Technology consumable products. The instruments placed with customers under a reagent rental agreement are depreciated and charged to cost of sales on a straight-line basis over the estimated life of the instrument, typically 3 to 5 years. The costs to maintain these instruments in the field are charged to cost of sales as incurred. Revenue from these reagent rental agreements is generally recognized as the consumable products are shipped.

We have contracts with multiple elements which are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

•	The arrangement includes a general right of return relative to the delivered items, and

•	Delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Effective as of January 1, 2011, when applying the relative selling price method, the selling price for each deliverable is determined using (a) vendor-specific objective evidence of selling price, if it exists; or otherwise (b) third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, then the best estimated selling price for the deliverable is used. Prior to January 1, 2011, only the vendor-specific objective evidence of selling price was used. The arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses.

Advertising Costs

The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense.

Consolidated Financial Statements F - 10

General and Administrative, Restructuring, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs. These costs are expensed as incurred.

3.6 Research and Development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

•	Its intention to complete and its ability to use or sell the asset.

•	How the asset will generate future economic benefits.

•	The availability of resources to complete the asset.

•	The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in research and development expense. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years).

3.7 Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated.

The Company has received cost grants and investment grants. In 2012, the Company recorded income from Government grants in the amount of $3.7 million (2011: $3.3 million). As of December 31, 2012, liabilities in the amount of $0.6 million (2011: $2.9 million) are recorded with respect to grants which have been received but for which not all conditions have been met.

3.8 Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.

3.9 Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each

Consolidated Financial Statements F - 11

individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

3.10 Share-Based Payments

The Company has a stock option plan, which is described in detail under Note 22 ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

3.11 Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax positions

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.

The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group Company’s domicile. As the Group assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

3.12 Financial Assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss (FVTPL), loans and receivables (LaR), held-to maturity, and available for sale (Afs), or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Consolidated Financial Statements F - 12

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at fair value through profit or loss include derivative financial instruments not designated as hedging instrument and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss.

The Group evaluated its financial assets at fair value through profit and loss whether the intent to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments and hedge relations as defined by IAS 39 Derivatives.

Loans and receivables (LaR)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate.

The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs

Available-for-sale financial investments (Afs)

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other financial income and expense, or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other financial income and expense and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent significantly changes to do so in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity (Available-for-sale reserve in other comprehensive income) is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement other financial income and expense.

Consolidated Financial Statements F - 13

3.13 Financial Liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities at fair value through profit or losses are recognized in the income statement.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance cost in the income statement.

3.14 Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.15 Fair Value of Financial Instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (mid-price), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 25 ‘Fair Value Measurements’.

3.16 Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps contracts to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (cash flow hedge reserve).

For the purpose of hedge accounting, hedges are classified as:

Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

Consolidated Financial Statements F - 14

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments. Refer to Note 26 ‘Financial Risk Factors and Use of Derivative Financial Instruments’ for more details.

3.17 Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2012	2011
Cash at bank and on hand	$227,026	$139,103
Short-term bank deposits	167,676	82,495

Cash and Cash Equivalents	$394,702	$221,598

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating.

3.18 Inventories

Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

(in thousands)	2012	2011
Raw materials	$29,755	$26,645
Work in process	34,231	33,757
Finished goods	71,307	71,834

Inventories	$135,293	$132,236

Included in inventories as of December 31, 2012, are $16.5 million (2011: $12.1 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2012 inventories in the amount of $129.3 million have been recognized as cost of sales (2011: $126.4 million).

Consolidated Financial Statements F - 15

3.19 Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	2-40 years
Machinery and equipment	3-20 years
Furniture and office equipment	1-13 years

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

3.20 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.21 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Consolidated Financial Statements F - 16

Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives as follows:

Technology rights and patents	3-14 years
Computer software	1-10 years
Development expenses	6-15 years
Other intellectual properties	2-16 years

3.22 Impairment

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Consolidated Financial Statements F - 17

3.23 Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

3.24 Segment Reporting

We determined that we operate as one operating segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit.

3.25 Cash Flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2012 and 2011 such eliminations primarily related to non-cash impacts from the convertible bonds.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22.

In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill (using data as of October 1, 2012). We performed our goodwill impairment testing on a single reporting unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of our business based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These projections also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows, growth rates and weighted average cost of capital were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2012 or through December 31, 2012.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under Note 3.6. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. During 2012 the management reviewed the carrying amount of projects and assessed whether they were impaired or not. As per end of December 31, 2012 we considered an impairment loss of $5.6 million (2011: $56.1 million, included in amortization of capitalized development costs under research and development expense.

Consolidated Financial Statements F - 18

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 22 ‘Share-Based Payments’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield: We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period.

4.	Segment Information

Considering the acquisitions made during 2012, we determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) makes decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

(in thousands)	2012	2011
Net Sales
Consumables and Related Revenues	$1,085,596	$1,011,863
Instrumentation	168,860	157,884

Total	$1,254,456	$1,169,747

Consolidated Financial Statements F - 19

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom, France and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $23.7 million and $23.9 million for the years ended 2012 and 2011, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in thousands)	2012	2011
Net Sales
Americas:
United States	$518,130	$466,502
Other Americas	42,921	55,137

Total Americas	561,051	521,639

Europe	459,321	444,441
Asia Pacific & Rest of World	234,084	203,667

Total	$1,254,456	$1,169,747

Long-lived assets include property, plant and equipment, intangible assets, investments in associates, non-current available for sale financial instruments and other non-current assets. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $19.2 million and $18.4 million for the years ended 2012 and 2011, respectively.

(in thousands)	2012	2011
Long-lived assets
Americas:
United States	$1,722,637	$1,600,027
Other Americas	11,589	11,995

Total Americas	1,734,226	1,612,022

Europe	902,247	880,360
Asia Pacific & Rest of World	530,346	546,729

Total	$3,166,819	$3,039,111

5.	Acquisitions

Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

2012 Acquisitions

On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.

Consolidated Financial Statements F - 20

As of December 31, 2012, the final purchase price allocation is as follows:

(in thousands)	AmniSure acquisition
Purchase price:
Cash consideration	$101,415
Fair value of contingent consideration	4,530

$105,945

Allocation:
Cash and cash equivalents	$1,722
Accounts receivable	3,305
Inventories and other assets	1,134
Accounts payable, accruals and other liabilities	(864)
Fixed and other long-term assets	267
Developed technology, licenses and know-how	28,941
Customer relationships	25,520
Tradenames	2,692
In-process research and development	4,522
Goodwill	44,369
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,202)
Long-term liabilities assumed	(461)

$105,945

The weighted-average amortization period for the intangible assets is 9.5 years. The goodwill acquired is not deductible for tax purposes.

We acquired AmniSure in the second quarter of 2012. Since the acquisition date, the results of AmniSure are included in the consolidated results through December 31, 2012 and were not material. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.0%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2017.

During 2012, we completed other acquisitions, including Intelligent Bio-Systems, Inc., which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million of which an amount of $5.2 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 25, “Fair Value Measurements,” where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the contingent consideration for these other acquisitions of approximately $12.0 million has been recorded as purchase price. Under the purchase agreements, we could be required to make contingent cash payments totaling $12.5 million through 2016. The fair value of the contingent cash payments of was determined using a discount rate of 0.7% to 1.6% and a probability regarding the accomplishment of the milestones of 95.0% to 100.0%.

Acquisition-related costs are expensed when incurred and are included in general and administrative, restructuring, integration and other in the accompanying consolidated statements of income. Acquisition-related costs for 2012 acquisitions amounted to $4.5 million.

We made contingent purchase price payments totaling $7.1 million in 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

Consolidated Financial Statements F - 21

2011 Acquisitions

On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to feed and drive our DNA-based molecular franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

The final purchase price allocation for Cellestis did not differ from the preliminary estimates other than the recognition of approximately $6.2 million of additional customer relationships, $0.3 million of additional developed technology, $3.9 million decrease of long-term deferred tax liability and an additional $1.6 million of other opening balance sheet adjustments. The corresponding impact for these adjustments was a decrease to goodwill of $12.0 million. These changes to arrive at the final purchase price allocation were not material to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation for Cellestis is as follows:

(in thousands)	Cellestis acquisition
Purchase price:
Cash consideration paid	$372,452

$372,452

Allocation:
Cash and cash equivalents	$13,636
Accounts receivable	4,583
Accounts payable	(2,383)
Other working capital	2,629
Fixed and other long-term assets	1,112
Developed technology, licenses and know-how	67,500
Customer relationships	48,800
Tradenames	12,000
Goodwill	258,886
Deferred tax liability on fair value of identifiable intangible assets acquired	(34,079)
Liabilities assumed	(232)

$372,452

The weighted-average amortization period for intangible assets is 10.0 years. The goodwill acquired is not deductible for tax purposes.

During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN’s Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN’s QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we paid €40.9 million ($57.4 million) for the initial 62.6% of Ipsogen outstanding common shares. On the acquisition date, the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding shares and other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. Since the acquisition we have paid an additional total of $29.8 million and hold 89.4% of the Ipsogen shares on a fully diluted basis as of December 31, 2012.

The final purchase price allocation for Ipsogen did not differ from the preliminary estimates other than the recognition of

Consolidated Financial Statements F - 22

approximately $9.0 million of additional long-term deferred tax assets related to net operating losses, $8.1 million of additional developed technology, $2.8 million of additional long-term deferred tax liability related to the developed technology and a net change of $0.3 million to other intangible assets. The corresponding impact for these adjustments was a decrease to goodwill of $14.6 million. These changes to arrive at the final purchase price allocation were not material overall to the consolidated financial statements. As of December 31, 2012, the final purchase price allocation is as follows:

(in US$ thousands)	Ipsogen acquisition
Purchase price:
Cash consideration paid	$57,436
Fair value of remaining shares	42,437

$99,873

Allocation:
Cash and cash equivalents	$5,971
Current available-for-sale financial instruments	5,060
Accounts receivable	3,421
Accounts payable	(1,782)
Other working capital	2,614
Deferred tax asset of acquired NOLs	8,997
Fixed and other long-term assets	2,429
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	37,500
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)

$99,873

The weighted-average amortization period for intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.

Since the acquisition dates, the results of Cellestis and Ipsogen are included in our consolidated results through December 31, 2011. Net sales for the combined companies totaled $28.6 million and net loss attributable to the owners of QIAGEN N.V. was $1.7 million as of December 31, 2011. Acquisition-related costs for Cellestis and Ipsogen for the year-ended December 31, 2011 amounted to $5.8 million and $5.6 million, respectively.

Pro forma results

The following unaudited pro forma information assumes that the Cellestis and Ipsogen occurred at the beginning of the periods presented. For the years ended December 31, 2011 and 2010, pro forma net sales would have been $1,213.5 million and $1,140.2 million, pro forma net income would have been $55.6 million and $136.9 million, and pro forma diluted net income per common share would have been $0.23 and $0.58, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2011 Acquisitions

During 2011, we completed three acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for other 2011 acquisitions, net of cash acquired, was $47.9 million of which an amount of $8.5 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. This is discussed further in Note 25, “Fair Value Measurements,” where we continuously assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. The total fair value of the milestone payments of approximately $6.9 million, determined as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments

Consolidated Financial Statements F - 23

of approximately $5.5 million was determined using a discount rate of 1.70% and a probability regarding the accomplishment of the milestones of 90% to 100%. The fair value of the milestone payments of approximately $1.4 million was determined using a discount rate of 3.25% with the assumption that only the first milestone will be met based on the assumptions of the business plan. Under the purchase agreements at the time of acquisition, we could be required to make additional contingent cash payments totaling $44.0 million through 2016.

6.	Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In 2012, we recorded pretax charges of $41.0 million, recorded in general, administrative, restructuring and other. In 2011, we recorded pretax charges of $131.0 million, of which $5.5 million is recorded in cost of sales, $56.1 million is recorded in research and development expense and $69.4 million is recorded in general and administrative, restructuring and other. The pretax charges in 2012 and 2011 consisted of $5.5 million and $20.1 million, respectively, for workforce reductions, $7.6 million and $8.6 million, respectively, for fixed asset impairments, and $6 million and $89.6 million, respectively, for intangible asset abandonment charges. The intangible asset charges represent the write off of capitalized costs related to development projects which were abandoned following the decision to streamline the organization and focus development efforts on those projects with the highest potential for market acceptance and profitability. Additionally, we incurred contract termination and consulting costs of $18.8 million and $12.7 million for the years ended December 31, 2012 and 2011, respectively, and in 2012 we recorded $3.1 million for lease closure costs. We expect to record additional restructuring charges in 2013 related to this program.

The specific restructuring measures and associated estimated costs were based on management’s best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the consolidated income statements.

The following table summarizes the cash components of the restructuring costs. At December 31, 2012 and 2011, restructuring accruals of $4.9 million and $26.9 million, respectively, were included in other current liabilities in the accompanying consolidated statements of financial position.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	5,456	3,055	152	8,663
Payments	(21,301)	(1,032)	(6,036)	(28,369)
Release of excess accrual	(1,084)	—	(1,217)	(2,301)
Foreign currency translation adjustment	22	—	—	22

Balance at December 31, 2012	$2,321	$2,466	$137	$4,924

Included in other costs are costs associated with third-party service providers that are assisting the Company in executing the restructuring. We accrue for such costs as the services are provided.

7.	Available-for-sale Financial Instruments

(in thousands)	2012	2011
Unquoted equity securities	$15,511	$6,802
Unquoted debt securities	82,462	45,287
Term deposits and short-term funds	7,989	9,290

Available-for-sale Financial Instruments	$105,962	$61,379

thereof current Afs financial instruments	$90,451	$54,577
thereof non-current Afs financial instruments	$15,511	$6,802

At December 31, 2012 and 2011, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $15.5 million and $6.8 million, respectively, which are included in non-current available for sale assets. These cost-method

Consolidated Financial Statements F - 24

investments do not have a quoted market price in an active market and are measured at cost in accordance with IAS 39 because their fair value cannot be reliably measured. Changes in fair value of these cost-method investments are identified when there are events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the year ended December 31, 2012, we recorded an impairment of a cost method investment of $3.4 million in general and administrative, restructuring, integration and other expense.

At December 31, 2012 and 2011, we had €62.5 million ($82.5 million as of December 31, 2012) and €35.0 million ($45.3 million as of December 31, 2011), respectively, of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. These loans consist of €47.5 million which mature in 2013 and €15.0 million in 2014. All of these instruments include put option rights on at least a quarterly basis. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion.

At December 31, 2012 and 2011, we also had €6.1 million ($8.0 million) and €7.2 million ($9.3 million), respectively in term deposits with final maturities until December 2014. The deposits can be withdrawn at the end of each quarter without penalty.

For the year ended December 31, 2012 and 2011, proceeds from sales of short term investments totaled $6.0 million and $242.6 million, respectively. There were no realized gains or losses during 2012 or 2011.

Movements in available-for-sale financial assets were as follows:

(in thousands)	2012	2011
January, 1st	$61,379	$109,436
Unquoted equity securities acquired during the year	12,015	3,443
Disposals of equity securities during the year	(3,359)	—
Unquoted debt securities acquired during the year	39,942	186,817
Disposals of unquoted debt securities during the year	(5,999)	(242,630)
Translation	1,984	4,313

December 31st	$105,962	$61,379

8.	Trade Accounts Receivable

(in thousands)	2012	2011
Trade accounts receivable	$244,689	$225,541
Provision for doubtful accounts	(5,221)	(4,315)
Notes receivable	11,261	9,544

Trade Accounts Receivable	$250,729	$230,770

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired:

(in thousands)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	Between 31 to 60 days	Between 61 to 90 days	More than 90 days
December 31, 2012

Trade accounts receivable	$239,468	$118,672	$52,152	$16,686	$18,140	$33,818

December 31, 2011

Trade accounts receivable	$221,226	$119,332	$50,232	$15,445	$11,997	$24,220

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.

Consolidated Financial Statements F - 25

The following table shows the development of allowances on trade accounts receivable:

(in thousands)	2012	2011
Provision for doubtful accounts as at January, 1st	$4,315	$3,227
Additions (recognized as expense)	1,048	2,131
Write-offs	(240)	(593)
Currency translation adjustments and other	98	(450)

Provision for doubtful accounts as at December 31st	$5,221	$4,315

All additions and write-offs relate to allowances for individual impairments.

9.	Prepaid Expenses and Other Current Assets

(in thousands)	2012	2011
Prepaid expenses and other	$16,443	$17,841
Value added tax	10,221	9,909
Escrow in connection with acquisitions	7,521	7,026
Fair values of derivative financial instruments	833	6,147
Grant receivables	759	1,429
Current lease receivables	372	374

Prepaid Expenses and Other Current Assets	$36,149	$42,726

Please refer to Note 25 ‘Fair Value Measurements’ for additional information on fair values of derivative financial instruments.

10.	Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2011	$219,940	$157,994	$75,029	$29,055	$59,377	$541,395
Currency adjustments	(4,196)	(3,578)	(1,278)	(359)	(1,483)	(10,894)
Additions	12,674	15,333	6,019	1,750	41,914	77,690
Business combinations	—	2,753	1,423	1,387	—	5,563
Disposals	—	(76)	(9,222)	(344)	2,666	(6,976)
Transfers	28,868	4,375	4,975	2,454	(50,688)	(10,016)

December 31, 2011	257,286	176,801	76,946	33,943	51,786	596,762

Currency adjustments	3,371	3,060	869	738	714	8,752
Additions	1,980	40,760	2,762	1,853	67,051	114,406
Business combinations	—	4,649	1,093	5	—	5,747
Disposals	—	(17,256)	(5,628)	(2,103)	(5,500)	(30,487)
Transfers	1,122	6,759	4,436	898	(34,649)	(21,434)

December 31, 2012	$263,759	$214,773	$80,478	$35,334	$79,402	$673,746

Consolidated Financial Statements F - 26

Depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2011	$(53,399)	$(95,992)	$(48,731)	$(19,332)	—	$(217,454)
Currency adjustments	1,281	2,941	1,183	373	—	5,778
Additions	(9,223)	(26,762)	(9,802)	(3,193)	—	(48,980)
Disposals	—	4,840	4,085	103	—	9,028
Transfers	(24)	378	(332)	14	—	36

December 31, 2011	(61,365)	(114,595)	(53,597)	(22,035)	—	(251,592)

Currency adjustments	(806)	(2,353)	(758)	(519)	—	(4,436)
Additions	(9,357)	(39,287)	(8,637)	(2,737)	—	(60,018)
Impairment losses	—	(1,532)	(511)	—	(5,500)	(7,543)
Disposals	—	14,938	5,509	1,433	5,500	27,380
Transfers	(55)	64	(6)	83	—	86

December 31, 2012	(71,583)	(142,765)	(58,000)	(23,775)	—	(296,123)

Net book value
December 31, 2011	195,921	62,206	23,349	11,908	51,786	345,170

December 31, 2012	$192,176	$72,008	$22,478	$11,559	$79,402	$377,623

No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2012 and 2011. The net carrying amount of property, plant and equipment under finance lease contracts amounts to $5.4 million as of December 31, 2012 (2011: $6.2 million).

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

For the year ended December 31, 2012, construction in progress includes amounts related to ongoing software development projects and the construction of new facilities in the United States. For the years ended December 31, 2012 and 2011, interest capitalized in connection with construction projects was not significant.

11.	Investments in Associates and Joint Ventures

We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements.

Amounts from Equity-Accounted Investments considered in the financial statements are as follows:

Shareholding	2012	2011
PreAnalytix GmbH, Germany	50.0%	50.0%
Pyrobett Pte Ltd, Singapore	19.0%	19.0%
QBM Cell Science Ltd, Canada	19.5%	19.5%
Dx Assays Pte Ltd, Singapore	33.3%	33.3%
Scandinavian Gene Synthesis AB	—	40.0%
Peak Service LLC	40.0%	40.0%

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which each of the joint venture partners participates 50/50 in all decision making activities and therefore we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself. For further information on PreAnalytix reference is made to Note 24 ‘Related Party Transactions’.

During 2011, we paid $9.7 million for a 40% share together with a $6.7 million advance payment towards the potential future acquisition of the remaining 60% of Scandinavian Gene Synthesis AB (SGS). In 2012, we acquired the remaining shares for $8.4 million and as of December 31, 2012 SGS is a wholly-owned subsidiary.

Consolidated Financial Statements F - 27

In 2010, we made a $4.0 million investment in Pyrobett, a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

The below tables shows the changes in our equity-method investments in associates for the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Investments in associates as at January 1st	$35,647	$19,640
Acquisition of shares	—	15,779
Reduction in investment in associates upon the full acquisition of Scandinavian Gene Synthesis AB	(15,714)	—
Share of profit / (loss)	1,726	196
Exchange rate differences	463	32

Investments in associates as at December 31st	$22,122	$35,647

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%. The following overview reflects 100% of the assets and liabilities of the relating companies:

(in millions)	2012	2011
Total assets	$53.0	$52.0
Shareholders’ equity	$48.0	$43.0
Net sales	$15.0	$21.0
Net result (Group’s share)	$2.0	$1.9

12.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Goodwill as at January, 1st	$1,746,773	$1,365,156
Goodwill acquired during the year	82,599	402,575
Earn-out and milestones payments	(36)	1,122
Purchase adjustments	(58,534)	615
Currency adjustments	13,111	(22,695)

Goodwill as at December 31st	$1,783,913	$1,746,773

The changes in the carrying amount of goodwill during the year ended December 31, 2012 resulted from the 2012 acquisitions and purchase price adjustments primarily related to the 2011 acquisitions as discussed in Note 3, foreign currency translation, and changes in the fair value of contingent consideration as discussed in Note 25. During 2011, changes in goodwill resulted primarily from 2011 acquisitions and foreign currency translation. Accumulated goodwill impairment totaled $1.6 million as of December 31, 2012 and 2011.

In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill (using data as of October 1, 2012) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated Group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Consolidated Financial Statements F - 28

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3%). The discount rates used are based on the weighted average cost of capital (2012: 8.70%; 2011: 8.40%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2012. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Other Intangible Assets

Cost (in thousands)	Technology rights and patents	Software licenses	Development costs	Other intellectual properties	Total
January 1, 2011	$794,028	$53,949	$144,356	$271,626	$1,263,959
Currency adjustments	(6,671)	(1,061)	(1,735)	(1,957)	(11,424)
Additions	46,260	6,043	16,641	15,488	84,432
Business combinations	98,243	350	—	62,852	161,445
Disposals	(32,687)	(3,952)	(56,915)	(10,266)	(103,820)
Transfers	3,349	10,016	—	(3,349)	10,016

December 31, 2011	902,522	65,345	102,347	334,394	1,404,608

Currency adjustments	8,153	975	3,244	4,552	16,924
Additions	18,673	8,762	21,401	(4,204)	44,632
Business combinations	72,966	—	11,222	55,571	139,759
Disposals	(13,464)	(6,674)	(7,787)	—	(27,925)
Transfers	4,327	17,872	(1,700)	935	21,434

December 31, 2012	$993,177	$86,280	$128,727	$391,248	$1,599,432

Consolidated Financial Statements F - 29

Amortization (in thousands)	Technology rights and patents	Software licenses	Development costs	Other intellectual properties	Total
January 1, 2011	$(246,222)	$(32,227)	$(45,502)	$(66,105)	$(390,056)
Currency adjustments	3,716	862	1,670	1,054	7,302
Additions	(86,688)	(7,776)	(13,537)	(26,790)	(134,791)
Impairment losses	(23,266)	—	(56,114)	(10,266)	(89,646)
Disposals	26,872	453	56,915	10,266	94,506
Transfers	184	(36)	—	(184)	(36)

December 31, 2011	(325,404)	(38,724)	(56,568)	(92,025)	(512,721)

Currency adjustments	(3,199)	(688)	(2,521)	(1,073)	(7,481)
Additions	(95,877)	(8,196)	(11,009)	(33,808)	(148,890)
Impairment losses	(1,958)	(4,033)	(5,569)	—	(11,560)
Disposals	13,454	6,667	7,787	—	27,908
Transfers	(539)	—	453	—	(86)

December 31, 2012	(413,523)	(44,974)	(67,427)	(126,906)	(652,830)

Net book value
December 31, 2011	577,118	26,621	45,779	242,369	891,887

December 31, 2012	$579,654	$41,306	$61,300	$264,342	$946,602

Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated statements of income depending on the nature and use of the asset. In 2012, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $78.5 million (2011: $70.2 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $37.8 million (2011: $37.4 million).

Amortization of capitalized development costs have been recorded to research and development expense in the amount of $11.0 million in 2012 (2011: $13.6 million).

In 2012, we recorded impairment charges on capitalized development expenses for projects we will not continue of $5.6 million (2011: $48.6 million) and impairment charges on capitalized in-process research and development projects related to prior acquisitions of $7.5 million in research and development expense.

13.	Provisions

For the years ended December 31, 2012 and 2011, provisions as per the accompanying consolidated statements of financial position totaled $5.6 million and $5.1 million, respectively, and included amounts related to our warranty and acquisition related provisions.

Warranty provision

We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in provisions in the accompanying consolidated statement of financial position. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)	2012	2011
Warranty obligation as at January 1st	$3,910	$3,440
Provision charged to income	4,631	4,376
Usage	(4,099)	(3,649)
Adjustments to previously provided amounts, net	(213)	(198)
Currency adjustments	134	(59)

Warranty obligation as at December 31st	$4,363	$3,910

Consolidated Financial Statements F - 30

Acquisition related cost

The provision for acquisition and related costs primarily relates to personnel, consulting and lease costs.

(in thousands)	2012	2011
Acquisition related costs as at January 1st	$1,153	$2,965
Provision charged to income	1,058	3,728
Usage	(806)	(5,574)
Currency adjustments and other	(132)	34

Acquisition related costs as at December 31st	$1,273	$1,153

For all provisions it is expected that the respective amounts will be utilized in the next financial year.

14.	Other Current and Non-current Liabilities

Other current liabilities at December 31, 2012 and 2011 consist of the following:

(in thousands)	2012	2011
Payroll and related accrued liabilities	$49,563	$44,420
Royalties	17,600	25,659
Deferred revenue	27,296	23,793
Accrued expenses	63,111	81,439
Accrued earn-out and milestones payments	9,806	17,470
Pre-acquisition contingencies assumed in acquisition	5,493	6,203
Current finance lease obligations	4,203	4,006
Fair values of derivative financial instruments	12,911	2,492

Other current liabilities	$189,983	$205,482

Other non-current liabilities at December 31, 2012 and 2011 consist of the following:

(in thousands)	2012	2011
Non-current finance lease obligations	$15,685	$19,495
Accrued earn-out and milestones payments	9,176	22,292
Deferred revenue	21,319	10,908
Accrued expenses	11,559	11,080

Other non-current liabilities	$57,739	$63,775

Consolidated Financial Statements F - 31

15.	Financial Debts

The credit facilities available at December 31, 2012 total €438.0 million (approximately $577.9 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012, and four other lines of credit amounting to €38.0 million with no expiration date, none of which were utilized as of December 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. In 2012, $1.1 million of commitment fees were paid. No commitment fees were paid in 2011. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The credit facilities are for general corporate purposes.

At December 31, 2012, total long-term debt was approximately $842.6 million, $0.9 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2013.

(in thousands)	2012	2011
Revolving Credit Facility	$—	$142,329
3.25% Convertible Note due 2024	145,000	145,797
1.5% Convertible Note due 2026	295,641	285,777
3.19% Series A Senior Notes due 2019	73,000	—
3.75% Series B Senior Notes due 2022	300,000	—
3.90% Series C Senior Notes due 2024	27,000	—
Other notes payable bearing interest up to 6.28% and due through 2015	1,992	2,622

Total current and non-current financial debts	842,633	576,525

Less: current portion of financial debts	948	145,963

Total non-current financial debts	$841,685	$430,562

Total amount secured	—	—
Unused lines of credit for short-term financing	577,900	383,800

The carrying amounts of current and non-current financial debts, excluding the convertible notes, approximate their fair values. The fair values are based on future cash flows using market rates of interests for borrowings with similar credit status and maturities.

Interest expense on non-current debt was $28.5 million for the year ended December 31, 2012 (2011: $34.8 million).

Breakdown by maturities for payments due for nominal amounts and future interest as of December 31, 2012 and 2011 is as follows:

As of December 31, 2012 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total Cash out
2013	$948	$15,649	$11,925	$27,574
2014	396	15,080	11,925	27,005
2015	648	15,332	11,925	27,257
2016	—	14,632	11,925	26,557
2017	—	14,632	11,925	26,557
Thereafter	840,641	468,278	537,204	1,005,482

Total financial debts 2012	$842,633	$543,603	$596,829	$1,140,432

Consolidated Financial Statements F - 32

As of December 31, 2011 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total Cash out
2012	$143,947	$144,237	$11,925	$156,162
2013	286,262	502	305,858	306,360
2014	145,797	—	146,378	146,378
2015	519	519	—	519
Thereafter	—	—	—	—

Total financial debts 2011	$576,525	$145,258	$464,161	$609,419

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2012. The carrying values of these Senior Notes totaling $400.0 million approximates fair value as of December 31, 2012 as neither the Treasury rates or credit spreads have changed significantly since the issuance date in October 2012.

Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2012, was approximately $209.7 million (2011: $167.0 million). The effective interest rate of the Notes amounts to 1.5%. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of $300.0 million principal amount of 3.25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2012, was approximately $358.4 million (2011: $311.6 million). The effective interest rate of the Notes amounts to 6.4%. The Company has reserved 15.0 million of common stock for issuance in the event of conversion.

Consolidated Financial Statements F - 33

17.	Income Tax

Major components of income tax expense as presented in the income statement for the years ended December 31, 2012 and 2011, are:

(in thousands)	2012	2011
Current Income Tax	$42,577	$30,264

Current income tax charge	39,772	28,981
Adjustment in respect of current income tax of previous years	2,805	1,283

Deferred Income Tax	(31,526)	(59,463)

Relating to origination and reversal of temporary differences	(30,440)	(55,942)
Relating to changes in tax rates	(1,086)	(3,521)

Total Income Tax	$11,051	$(29,199)

Deferred tax related to items charged or credited directly to equity during the year and shown in the statement of comprehensive income comprises:

(in thousands)	2012	2011
Net (loss) / gain on revaluation of cash flow hedges	$(324)	$(574)
Net (loss) / gain on foreign currency translation differences	475	(546)

Total Income Tax in Statement of Comprehensive Income	$151	$(1,120)

The applicable statutory income tax rate in The Netherlands was 25.0% in 2012 and in 2011. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2012 and 2011 is as follows:

(in thousands)	2012	2011
Income before Tax	$137,273	$12,853

At Dutch statutory income tax rate of 25.0%	34,318	3,213
Effect of tax rate differences	2,680	(4,547)
Income taxes related to prior years	2,805	(3,835)
Changes in tax rates impacting deferred taxes	(1,086)	(3,521)
Deferred taxes due to change in tax law	2,697	—
Income tax impact from permanent differences	4,854	5,989
Income tax impact from tax exempt income	(36,969)	(23,381)
Other	1,752	(3,117)

Total Income Tax	$11,051	$(29,199)

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are open since 2000 for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2008. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2008 through the current period.

During 2011, the tax authorities audited the income tax returns of our German subsidiaries for the tax years 2006 through 2009. The outcome of the audit resulted in a current tax liability of $5.3 million primarily related to the timing of certain deductions. As such, a deferred tax asset and deferred tax benefit was recorded that substantially offset the current year liability and expense. As a result of the audit being settled in 2011, the Company released $2.3 million of tax reserves through income tax expense.

Consolidated Financial Statements F - 34

We have recorded net deferred tax liabilities of $157.0 million and $165.2 million at December 31, 2012 and 2011, respectively. The 2012 deferred tax balances as presented in the accompanying consolidated statements of financial position, net deferred tax positions within the same tax jurisdictions. The 2011 deferred tax balances as presented in the accompanying consolidated statements of financial position, do not net deferred tax positions within the same tax jurisdictions. If the 2011 deferred tax balances were net within the same tax jurisdictions, the balance sheet reclassification would result in a decrease to the non-current deferred tax assets and non-current deferred tax liabilities of $86.6 million. Deferred taxes are reflected on the consolidated statement of financial position at December 31, 2012 and 2011 as follows:

(in thousands)	2012	2011
Deferred Tax Assets	8,238	94,127

Deferred Tax Liabilities	(165,259)	(259,286)

Net Deferred Tax Liabilities	$(157,021)	$(165,159)

The components of the net deferred tax liability at December 31, 2012 and December 31, 2011 are as follows:

(in thousands)	2012	2011	Change
Accrued liabilities	$21,412	$25,981	$(4,569)
Equity awards	14,181	25,339	(11,158)
Inventories	25,082	20,563	4,519
Tax credits	611	6,848	(6,237)
NOL carry forward	17,664	10,389	7,275
Currency revaluation	266	—	266
Intangibles	5,270	2,523	2,747
Finance lease	2,149	2,392	(243)
Allowance for bad debts	687	726	(39)
Depreciation and amortization	606	124	482
Other	10,056	2,395	7,661
Offsetting	(89,746)	(3,153)	(86,593)

Deferred Tax Asset	8,238	94,127	(85,889)

Intangibles	(237,712)	(233,083)	(4,629)
Bifurcation of convertible debt	(1,221)	(4,296)	3,075
Depreciation and amortization	(10,027)	(19,854)	9,827
Accrued liabilities	(552)	(65)	(487)
Currency revaluation	(746)	(546)	(200)
Inventories	(1,410)	(1,578)	168
Unremitted profits earnings	(1,215)	(1,175)	(40)
Allowance for bad debts	(600)	(471)	(129)
Other	(1,522)	(1,371)	(151)
Offsetting	89,746	3,153	86,593

Deferred Tax (Liability)	$(165,259)	$(259,286)	$94,027

Net Deferred Tax Asset/ (Liability)	$(157,021)	$(165,159)	$8,138

The movement in deferred income tax assets and liabilities during the year is as follows:

(in thousands)	2012	2011
Change in deferred tax recognized in income	$31,526	$59,463
Change in deferred tax related to business combinations	(17,280)	(54,500)
Change in deferred tax recognized in equity	(6,107)	4,338

Change in Deferred Tax	$8,139	$9,301

At December 31, 2012 and 2011, we had $58.7 million and $39.4 million in total foreign net operating losses. At December 31, 2012 and 2011, we had $13.5 million and $5.1 million of U.S. federal net operating loss (NOL) carryforwards. At December 31, 2012, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code but all losses subject to IRC 382 limitation are expected to be utilized before they expire. The net operating losses in the U.S. will expire beginning December 31, 2021 through December 31, 2031. As of December 31, 2012 and 2011, we had other foreign NOL carryforwards totaling approximately $45.2 million and $34.3 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2013. The valuation allowance amounts for the years ended December 31, 2012 and 2011 are $0.4 million and $4.3 million, respectively. We had a release of the valuation allowance of $3.9 million in 2012 as an adjustment to goodwill related to a deferred tax asset from a 2009 acquisition. In 2011, we had a decrease of valuation allowance of $1.1 million from the deferred tax assets that were used to offset current tax liability.

Consolidated Financial Statements F - 35

As of December 31, 2012, a provision has not been made for residual Netherlands income taxes on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free. These earnings retained by subsidiaries and equity accounted investments amounted to $185.0 million at December 31, 2012. We have $18.0 million of undistributed earnings that we do not consider permanently reinvested and have recorded deferred income taxes or withholding taxes at December 31, 2012 and December 31, 2011, of approximately $1.2 million. There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

18.	Retained Earnings

At the Annual General Meeting of Shareholders on June 26, 2013, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

19.	Share Repurchase Program

In 2012, the Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). Through December 31, 2012, a total of 1.9 million QIAGEN shares were repurchased for approximately $35.7 million, in total. We completed the share repurchase program on March 29, 2013. The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

20.	Earnings per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. In 2012 and 2011, the effect of the convertible bonds (discussed in Note 15) was excluded from calculating diluted earnings per share as it was antidilutive.

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$126,191	$43,141

Weighted average number of common shares used to compute basic net income per common share	235,582	233,850
Dilutive effect of stock options and awards	2,341	2,876

Weighted average number of common shares used to compute diluted net income per common share	237,923	236,726

Outstanding options and awards having no dilutive effect, not included in above calculation	2,906	3,995

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.18

Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.53	$0.18

21.	Commitments and Contingencies

Lease commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2022. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under non-cancelable operating lease agreements was $21.5 million in 2012 and $20.3 million in 2011.

Consolidated Financial Statements F - 36

Minimum future obligations under finance and operating leases at December 31, 2012, are as follows:

(in thousands)	Finance Leases	Operating Leases
2013	$5,396	$16,309
2014	5,304	11,389
2015	5,290	9,834
2016	3,998	5,879
2017	1,429	3,234
Thereafter	1,429	7,809

Total minimum lease obligations at December 31, 2012	22,846	$54,454

Less: amount representing interest	(2,958)
Less: current portion	(4,203)

Present value of minimum lease obligations at December 31, 2012	$15,685

The information for the comparative period is provided below:

(in thousands)	Finance Leases	Operating Leases
2012	$5,384	$15,879
2013	5,307	12,067
2014	5,196	9,316
2015	5,178	6,905
2016	3,922	4,763
Thereafter	2,802	3,018

Total minimum lease obligations at December 31, 2011	27,789	$51,948

Less: amount representing interest	(4,287)
Less: current portion	(4,006)

Present value of minimum lease obligations at December 31, 2011	$19,496

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $17.6 million and $25.7 million at December 31, 2012 and 2011, respectively. Royalty expense relating to these agreements amounted to $52.5 million and $43.3 million, for the years ended December 31, 2012 and 2011, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2012, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	Licensing Commitments
2013	$54,754	$9,224
2014	4,124	3,762
2015	1,339	1,773
2016	152	1,798
2017	—	1,799
Thereafter	—	2,905

Total licensing and purchase commitments at December 31, 2012	$60,369	$21,261

Consolidated Financial Statements F - 37

In 2013, we entered into agreements in connection with IT outsourcing arrangements. Under these agreements we could be required to make additional payments up to $10.2 million in 2013, $8.2 million in 2014, $7.8 million in 2015, $7.0 million in 2016, $7.2 million in 2017 and $16.1 million thereafter.

The information for the comparative period is provided below:

(in thousands)	Purchase Commitments	Licensing Commitments
2012	$54,686	$1,600
2013	25,556	1,122
2014	496	1,222
2015	—	1,222
2016	—	1,222
Thereafter	—	3,388

Total licensing and purchase commitments at December 31, 2011	$80,738	$9,776

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in Note 5, we could be required to make additional contingent cash payments totaling up to $134.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.9 million in 2013, $23.4 million in 2014, $16.3 million in 2015, $17.5 million in 2016, $7.0 million in 2017, and $51.1 million, payable in any 12-month period from now until 2017 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $134.2 million total contingent obligation, we have assessed the fair value at December 31, 2012 to be $19.0 million where $9.8 million and $9.2 million are included in other current liabilities and other non-current liabilities, respectively.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2012, the commitment under these agreements totaled $15.3 million (2011: 19.2 million).

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2012 and 2011 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.5 million as of December 31, 2012 ($7.0 million as of December 31, 2011). In addition, we have recorded $5.5 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2012 ($6.2 million as of December 31, 2011).

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and that the amount of the probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Consolidated Financial Statements F - 38

22.	Share-Based Payments

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares to satisfy option exercises and had approximately 19.8 million shares of common stock reserved and available for issuance under this plan at December 31, 2012.

In connection with the 2007 acquisition of Digene Corporation the Company assumed three additional equity incentive plans. No new grants will be made under these plans. The Company had approximately 0.1 million common stock reserved and available for issuance under these plans at December 31, 2012.

Stock Options

During the years ended December 31, 2012 and December 31, 2011, the Company granted 592,829 and 601,897 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2012	2011
Stock price volatility	35%	34%
Risk-free interest rate	0.83%	1.88%
Expected life (in years)	5.94	4.97
Dividend rate	0%	0%
Forfeiture rate	5.9%	6.1%

A summary of the status of employee stock options as of December 31, 2012 and 2011, and changes during the years then ended is presented below:

	Stock Options (in thousands)	Weighted Average Exercise Price US$
Outstanding at January 1, 2012	6,527	$13.61
Granted	593	$16.00
Exercised	(1,444)	$11.53
Forfeited	(82)	$18.90
Expired	(261)	$17.64

Outstanding at December 31, 2012	5,333	$14.16

Exercisable at December 31, 2012	4,252	$13.18

Vested and expected to vest at December 31, 2012	5,257	$14.12

Outstanding at January 1, 2011	7,332	$13.86
Granted	602	$19.86
Exercised	(655)	$12.95
Forfeited	(62)	$19.56
Expired	(690)	$21.79

Outstanding at December 31, 2011	6,527	$13.61

Exercisable at December 31, 2011	5,453	$12.37

Vested and expected to vest at December 31, 2011	6,436	$13.53

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, and 2011 was $5.37, and $6.49, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012 and 2011 was $7.2 million and $3.7 million, respectively. At December 31, 2012, the unrecognized share-based compensation expense related to employee stock option awards including estimated forfeitures is approximately $3.5 million and will be recognized over a weighted average period of approximately 1.66 years.

At December 31, 2012, and 2011, options were exercisable with respect to 4.3 million and 5.5 million Common Shares at a weighted average price of $13.18 and $12.37 per share, respectively. The options outstanding at December 31, 2012 expire in various years through 2022.

Consolidated Financial Statements F - 39

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.1% (2011: 7.7%). At December 31, 2012, there was $67.6 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.9 years (2011: $61.1 million over a weighted average of 2.9 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2012 was $15.80 (2011: $19.82). The total fair value of restricted stock units released during the years ended December 31, 2012 and 2011 was $13.3 million and $8.8 million, respectively.

A summary of stock units as of December 31, 2012 and 2011, and changes during the year then ended are presented below:

(in thousands)	2012	2011
Outstanding at January, 1st	5,651	4,417
Granted	2,574	1,929
Released	(831)	(451)
Forfeited	(473)	(244)

Outstanding at December 31st	6,921	5,651

Vested and expected to vest at December 31st	5,732	4,597

Compensation Expense

Share-based compensation expense for the years ended December 31, 2012 and 2011 totaled approximately $29.1 million and $37.9 million, respectively as shown in the table below. No share-based compensation cost was capitalized in inventory in 2012 and 2011 as the amounts were not material.

(in thousands)	2012	2011
Cost of sales	$2,859	$3,125
Research and development	4,712	5,889
Sales and marketing	7,072	8,256
General and administrative	14,414	20,672

Share-based compensation expense before taxes	29,057	37,942
Income tax benefit	7,861	21,894

Net share-based compensation expense	$21,196	$16,048

23.	Employee Benefits and Personnel Costs

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $3.1 million and $2.3 million for the years ended December 31, 2012 and 2011, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.3 million in each year ended December 31, 2012 and 2011.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $3.0 million at December 31, 2012 and $2.9 million at December 31, 2011.

Consolidated Financial Statements F - 40

Personnel Costs

Personnel costs amounted to $397.2 million in 2012 (2011: $406.6 million). As of December 31, 2011, there were 3,999 employees within the Group (2011: 3,938).

(in thousands)	2012	2011
Salaries and wages	$240,890	$234,961
Social security	45,323	41,961
Share-based payment expense	29,057	37,942
Termination costs	4,049	21,290
Other	77,885	70,438

Personnel Costs	$397,204	$406,592

The personnel costs are allocated to the functional areas in which the respective employees are working or in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 are recorded in cost of sales and general and administrative, restructuring, integration and other costs.

24.	Related Party Transactions

During 2012 we entered into a development and license agreement with a company in which we also hold an interest. Under the terms of this agreement we will pay a total of $7.7 million in 2013 and another $2.0 million in total based on the achievement of certain milestones.

In 2011, we had a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. We incurred consulting expenses of approximately $0.1 million as of December 31, 2011 for scientific consulting services under this agreement. In January 2012, the agreement under which Dr. Colpan provided scientific consulting services terminated.

From time to time, the Company has transactions with other companies in which the Company holds an interest all of which are individually and in the aggregate immaterial, as summarized in the table below:

(in thousands)	2012	2011
Net sales	$7,068	$6,287
Loans receivable	$1,674	$1,539
Accounts receivable	$2,651	$3,606
Accounts payable	$3,699	$4,642

Compensation of Directors and Officers

Total compensation for members of the Managing Board and Supervisory for the period ended December 31, 2012, amounts to $16.7 million (2011: $16.1 million) as shown in the table below. Total non-periodical remuneration according to Dutch Civil Code included in total compensation for the period ended December 31, 2012 was $3.9 million (2011: $ 4.3 million).

Remuneration of the Managing Board

The tables below state the amounts earned on an accrual basis by our Managing Board members in 2012 and 2011.

For the year ended December 31, 2012 (in US$ thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers	Dr. Joachim Schorr (1)	Bernd Uder (2)
Fixed Salary	1,226	540	113	344
Other (3)	5	34	635	20

Total fixed income 2012	1,231	574	748	364
Short-term variable cash bonus	168	60	—	85

Total short-term income 2012	1,399	634	748	449

Defined contribution on benefit plan	84	86	10	52
Number of stock options granted 2012	134,109	44,945	—	19,549
Related recognized compensation expense	339	113	—	49
Number of restricted stock units granted 2012	465,181	155,901	—	45,207
Related recognized compensation expense	1,449	485	—	106
Number of performance stock units granted 2012	50,540	17,213	—	66,384
Related recognized compensation expense	406	138	—	295

Consolidated Financial Statements F - 41

(1)	Dr. Joachim Schorr was a member of our Managing Board until April 30, 2012.
(2)	Bernd Uder was a member of our Managing Board until December 31, 2012.
(3)	Amounts include, among others, separation payments, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

For the year ended December 31, 2011 (in US$ thousands, except for number of share grants and options)	Peer M. Schatz	Roland Sackers	Dr. Joachim Schorr	Bernd Uder
Fixed Salary	1,305	576	366	370
Other	1	26	38	15

Total fixed income 2011	1,306	602	404	385
Short-term variable cash bonus	539	194	138	141

Total short-term income 2011	1,845	796	542	526

Defined contribution on benefit plan	91	93	35	57
Number of stock options granted 2011	112,653	37,815	17,231	16,652
Related recognized compensation expense	436	146	67	64
Number of restricted stock units granted 2011	388,427	130,385	29,705	28,708
Related recognized compensation expense	1,606	539	123	119

Remuneration of the Supervisory Board

The following table summarizes the total compensation paid to the members of the Supervisory Board in 2012 and 2011:

For the year ended December 31, 2012 (in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Dr. Werner Brandt	Dr. Metin Colpan	Erik Hornnaess	Prof. Dr. Manfred Karobath	Heino von Prondzynski	Elizabeth E. Tallett
Short-term compensation 2012
Fixed remuneration	38.5	38.5	38.5	38.5	38.5	38.5	38.5
Chairman / vice chairman committee	25.7	19.3	—	19.3	—	—	—
Meeting attendance	6.5	6.5	6.5	6.5	6.5	5.0	5.0
Committee membership	—	—	—	9.5	6.5	—	16.0
Subcommittee meeting attendance	3.8	—	3.8	—	2.5	2.5	—
Variable cash bonus	6.5	6.5	6.5	6.5	6.5	6.5	6.5

	81.0	70.8	55.3	80.3	60.5	52.5	66.0

Long-term compensation 2012
Number of stock options granted	1,563	1,563	1,563	1,563	1,563	1,563	1,563
Related recognized compensation expense	4	4	4	4	4	4	4
Number of restricted stock units granted	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Related recognized compensation expense	25	25	25	25	25	25	25

Consolidated Financial Statements F - 42

For the year ended December 31, 2011 (in US$ thousands, except for number of share grants and options)	Prof. Dr. Detlev Riesner	Dr. Werner Brandt	Dr. Metin Colpan	Erik Hornnaess	Prof. Dr. Manfred Karobath	Heino von Prondzynski	Elizabeth E. Tallett	Dr. Vera Kallmeyer
Short-term compensation 2011
Fixed remuneration	42.0	42.0	42.0	42.0	42.0	42.0	21.0	14.0
Chairman / vice chairman committee	28.0	21.0	—	21.0	—	—	—	—
Meeting attendance	8.4	7.0	7.0	7.0	7.0	5.6	4.2	2.8
Committee membership	—	—	—	10.5	7.0	6.1	5.3	3.5
Subcommittee meeting attendance	4.2	—	4.2	—	4.2	4.2	—	1.4
Variable cash bonus	7.0	7.0	7.0	7.0	7.0	7.0	3.5	2.3

	89.6	77.0	60.2	87.5	67.2	64.9	34.0	24.0

Long-term compensation 2011
Number of stock options granted	1,355	1,355	1,355	1,355	1,355	1,355	—	—
Related recognized compensation expense	5.6	5.6	5.6	5.6	5.6	5.6	—	—
Number of restricted stock units granted	4,671	4,671	4,671	4,671	4,671	4,671	—	—
Related recognized compensation expense	19.5	19.5	19.5	19.5	19.5	19.5	—	—

Supervisory Board and Managing Board members’ interests in QIAGEN N.V. shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative QIAGEN N.V. securities.

The following table sets forth certain information as of January 27, 2013 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership
Peer M. Schatz, Germany	1,771,128	0.75%
Prof. Dr. Detlev H. Riesner, Germany	1,654,993	0.70%
Dr. Werner Brandt, Germany	8,377	*
Dr. Metin Colpan, Germany	4,540,961	1.92%
Erik Hornnaess, Spain	14,180	*
Professor Dr. Manfred Karobath, Austria	9,015	*
Heino von Prondzynski, Switzerland	2,377	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 27, 2013.

25.	Fair Value Measurements

Financial Instruments are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1, Observable inputs, such as quoted prices in active markets;

Level 2, Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3, Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis consist of current available for sale financial assets, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit

Consolidated Financial Statements F - 43

rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.

As of December 31, 2012, the Group held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2012	Level 1	Level 2	Level 3
Available-for-sale financial assets, current	$90,451	$7,989	$82,462	$—
Foreign exchange contracts, designated	—	—	—	—
Foreign exchange contracts, undesignated	833	—	833	—

Assets	$91,284	$7,989	$83,295	$—

Foreign exchange contracts, designated	$—	$—	$—	$—
Foreign exchange contracts, undesignated	12,911	—	12,911	—
Contingent consideration	18,983	—	—	18,983

Liabilities	$31,894	$—	$12,911	$18,983

As of December 31, 2011, the Group held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2011	Level 1	Level 2	Level 3
Available-for-sale financial assets	$54,577	$9,290	$45,287	$—
Foreign exchange contracts, designated	658	—	658	—
Foreign exchange contracts, undesignated	5,489	—	5,489	—

Assets	$60,724	$9,290	$51,434	$—

Foreign exchange contracts, designated	$1,723	$—	$1,723	$—
Foreign exchange contracts, undesignated	769	—	769	—
Contingent consideration	38,646	—	—	38,646

Liabilities	$41,138	$—	$2,492	$38,646

For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2012 and 2011:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration (in thousands) (unaudited)	2012	2011
Beginning balance as at January 1st	$38,646	$22,510
Additions from acquisitions	16,875	24,885
Payments	(6,008)	(9,065)
Loss (gain) included in earnings	(11,463)	253
Reversals	(19,129)	—
Currency adjustments	62	63

Acquisition related costs as at December 31st	$18,983	$38,646

For the year ended December 31, 2012, the gain of $11.5 million was recognized in earnings as follows: $6.7 million in cost of sales and $4.8 million in general and administrative, restructuring, integration and other. During 2012, a reduction in the fair value of contingent consideration of $19.1 million was recorded against goodwill shortly after the acquisition and during the measurement period.

Consolidated Financial Statements F - 44

26.	Financial Risk Factors and Use of Derivative Financial Instruments

26.1. Financial Risks

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are centrally managed and are regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. To manage such foreign exchange risk the, entities of the group use FX swaps and forwards, FX options and cross-currency swaps, transacted exclusively by Global Treasury. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact, that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany, Switzerland, China, the United Kingdom and the United States, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. To the extent practicable, such exposures are offset by operational measures, which include intercompany factoring transactions. We have entered into in the past, and may enter into in the future, foreign exchange derivatives, including forward contracts and options, to manage the remaining foreign exchange risk.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Group has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Group. If, at December 31, 2012, the US dollar had gained or lost 10 % against all identified major currencies, the estimated effect would have been approximately $51.4 million gain or $62.8 million loss, respectively (2011: $22.6 million gain or $17.2 million loss). Any

Consolidated Financial Statements F - 45

effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

Interest rates

The Group is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate.

At December 31, 2012, we had $394.7 million in cash and cash equivalents (2011: $221.6 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would not materially impact earnings.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2012 and 2011. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2012, we had $842.6 million in current and non-current debt (2011: $576.5 million). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2012 and 2011, we had cash and cash equivalents of $394.7 million and $221.6 million, respectively, and investments in current marketable securities of $90.5 million and 54.6 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2012 and 2011, we had working capital of $683.7 million and $253.2 million, respectively.

In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which no amounts were utilized at December 31, 2012. We have additional credit lines totaling €38.0 million with no expiration date, none of which was utilized as of December 31, 2012. We also have finance lease obligations, including interest, in the amount of $22.8 million (2011: $27.8 million), and repayment obligations of $842.6 million for long-term debt (2011: $576.5 million).

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Credit risk is managed on group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Counterparty risk

We define counterparty risk as the part of credit risk that results from financial transactions. It includes the credit risk that arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions and furthermore the issuer risk on debt securities, settlement risk on derivative and money market transactions. Counterparty risk is managed by dealing only with entities that have been approved internally by the CFO and the continuous monitoring of the counterparties credit standing as evidenced by public credit ratings, share prices and credit default swap levels. We believe that all of our counterparties represent a good credit risk and we therefore do not expect any losses due to non-performance by these counterparties.

Consolidated Financial Statements F - 46

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors.

At December 31, 2012, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately $90.5 million (2011: $54.6 million).

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

26.2. Use of Derivative Financial Instruments

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of December 31, 2011, all derivatives that qualified for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the consolidated statements of financial position.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other positions. The Company manages the foreign currency exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

In addition, the Company was party to cross-currency swaps which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2011, which matured in November 2012 and had fair market values of $0.7 million included in prepaid and other assets and $1.7 million included in other current liabilities as of December 31, 2011 in the accompanying consolidated statements of financial position.

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2012, an aggregate notional value of approximately $574.5 million and fair values of $0.8 million and $12.9 million, which are included in other current assets and other current liabilities, respectively, and which expire at various dates through April 2013. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in financial income (expense).

Consolidated Financial Statements F - 47

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million, which are included in other current assets and other current liabilities, respectively, and which expired at various dates through April 2012. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in financial income (expense).

Interest Rate Derivatives

We have used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We previously entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These interest rate derivatives matured in 2011.

27.	Additional Information for Financial Instruments

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values:

December 31, 2012 (US$ thousands)	Category	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	394,702	394,702	—	—
Available-for-sale assets	AfS	105,962	—	15,511	90,451
Trade accounts receivable	LaR	250,729	250,729	—	—
Derivatives, undesignated	FVTPL	833	—	—	833
Liabilities
Financial debts	FLAC	(842,633)	(842,633)	—	—
Finance lease obligations	N/A	(19,888)	(19,888)	—	—
Trade accounts payable	FLAC	(51,311)	(51,311)	—	—
Derivatives, undesignated	FVTPL	(12,911)	—	—	(12,911)
Contingent consideration	FVTPL	(18,983)	—	—	(18,983)
Aggregated by category
Loans and Receivables (LaR)		645,431	645,431	—	—
Available-for-Sales Financial Assets (AfS)		105,962	—	15,511	90,451
Financial Liabilities measured at Amortized Cost (FLAC)		(893,944)	(893,944)	—	—
Instruments at fair value through profit or loss (FVTPL)		(31,061)	—	—	(31,061)

December 31, 2011 (US$ thousands)	Category	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	221,598	221,598	—	—
Available-for-sale assets	AfS	61,379	—	6,802	54,577
Trade accounts receivable	LaR	230,770	230,770	—	—
Derivatives in effective hedges	N/A	658	—	—	658
Derivatives, undesignated	FVTPL	5,489	—	—	5,489
Liabilities
Financial debts	FLAC	(576,525)	(576,525)	—	—
Finance lease obligations	N/A	(23,501)	(23,501)	—	—
Trade accounts payable	FLAC	(59,848)	(59,848)	—	—
Derivatives in effective hedges	N/A	(1,723)	—	—	(1,723)
Derivatives, undesignated	FVTPL	(769)	—	—	(769)
Contingent consideration	FVTPL	(38,646)	—	—	(38,646)
Aggregated by category
Loans and receivables (LaR)		452,368	452,368	—	—
Available-for-sales financial assets (AfS)		61,379	—	6,802	54,577
Financial liabilities measured at amortized cost (FLAC)		(636,373)	(636,373)	—	—
Instruments at fair value through profit or loss (FVTPL)		(33,926)	—	—	(33,926)

Consolidated Financial Statements F - 48

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2012 and 2011, fair values of financial debts amount to $970.1 million and $623.6 million, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2012 and 2011, there are no significant concentrations of risks arising from financial instruments.

	December 31, 2012		December 31 2011
(in US$ thousands)	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets
Cash and cash equivalents	394,702	394,702	221,598	221,598
Available-for-sale assets	105,962	105,962	61,379	61,379
Trade accounts receivable	250,729	250,729	230,770	230,770
Derivatives in effective hedges	—	—	658	658
Derivatives measured at fair value through profit or loss	833	833	5,489	5,489
Financial liabilities
Financial debts	(842,633)	(970,084)	(576,525)	(623,575)
Finance lease obligations	(19,888)	(19,888)	(23,501)	(23,501)
Trade accounts payable	(51,311)	(51,311)	(59,848)	(59,848)
Contingent consideration	(18,983)	(18,983)	(38,646)	(38,646)
Derivatives in effective hedges	—	—	(1,723)	(1,723)
Derivatives measured at fair value through profit or loss	(12,911)	(12,911)	(769)	(1,427)

Net Results by Category

December 31, 2012

		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De- recognition	Net result
Loans and receivables (LaR)	$3,786	$—	$—	$—	$3,786
Available-for-sales financial assets (AfS)	—	—	(3,359)	—	(3,359)
Financial liabilities measured at amortized cost (FLAC)	(32,491)	—	—	—	(32,491)

Net result	$(28,705)	$—	$(3,359)	$—	$(32,064)

Interest from financial instruments is recognized in financial expense.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under General and administrative, integration and other expense.

Consolidated Financial Statements F - 49

The information for the comparative period is provided below:

December 31, 2011

		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$6,472	$—	$—	$—	$6,472
Available-for-sales financial assets (AfS)	—	—	—	—	—
Financial liabilities measured at amortized cost (FLAC)	(34,740)	—	—	—	(34,740)

Net result	$(28,268)	$—	$—	$—	$(28,268)

28.	Capital Management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to ensure financial flexibility to execute the Group’s strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group’s overall strategy remains unchanged from 2011 and we are not subject to any externally imposed capital requirements.

In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million as discussed in Note 15. Approximately €170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN’s longer-term business expansion. Additionally during 2012 we commenced a $100 million share repurchase program as discussed in Note 19. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments and employee share-based remuneration plans.

An important indicator of capital management efforts is the ratio of shareholders’ equity compared to total assets as shown in the consolidated statement of financial position:

(in thousands, except of ratio)	2012	2011
Shareholders’ equity attributable to equity holders of the parent	$2,784,431	$2,623,317
Total Assets	$4,121,530	$3,834,154
Shareholders’ equity ratio in %	68%	68%

29.	Subsequent Event

Since December 31, 2012 and through March 29, 2013, we have repurchased 3.1 million shares of common shares under the share repurchase program discussed more fully in Note 19, for approximately $63.3 million, in total.

Consolidated Financial Statements F - 50

30.	Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2012, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company	Country	Ownership
AmniSure International LLC	USA	100%
Cellestis Limited	Australia	100%
Cellestis Inc.	USA	100%
Corbett Research Pty. Ltd.	Australia	100%
Corbett Robotics Pty. Ltd.	Australia	100%
Intelligent BioSystem, Inc.	USA	100%
Ipsogen SA	France	89.4%
QIAGEN Australia Holding	Australia	100%
QIAGEN AB	Sweden	100%
QIAGEN Inc. (Canada)	Canada	100%
QIAGEN Deutschland Holding GmbH	Germany	100%
QIAGEN Gaithersburg, Inc.	USA	100%
QIAGEN GmbH	Germany	100%
QIAGEN Hamburg GmbH	Germany	100%
QIAGEN, U.S. Finance Holdings	Luxemburg	100%
QIAGEN, Finance (MALTA) Ltd	Malta	100%
QIAGEN, Inc. (USA)	USA	100%
QIAGEN Instruments AG	Switzerland	100%
QIAGEN K.K.	Japan	100%
QIAGEN Lake Constance GmbH	Germany	100%
QIAGEN Ltd.	UK	100%
QIAGEN Manchester Ltd.	UK	100%
QIAGEN Mexico	Mexico	100%
QIAGEN North American Holding Inc.	USA	100%
QIAGEN Pty. Ltd.	Australia	100%
QIAGEN SAS	France	100%
QIAGEN Sciences LLC	USA	100%
QIAGEN Shenzhen Co. Ltd.	China	100%
QIAGEN SpA	Italy	100%
Quanta Biosciences, Inc.	USA	100%
SA Biosciences	USA	100%

31.	Fees Paid to External Auditors

The service fees recognized in the consolidated financial statements 2012 and 2011 for the Ernst & Young network are as follows:

(in thousands)	2012	2011
Audit fees	$1,211	$906
Audit related fees	739	372
Tax fees	560	158
All other fees	1,398	233

Total	$3,908	$1,669

Consolidated Financial Statements F - 51

Signatures

Venlo, the Netherlands,

April 26, 2013

Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

Company Financial Statements F - 53

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

(in thousands)

	Note	December 31, 2012	December 31, 2011
STATEMENTS OF FINANCIAL POSITION
Assets
Other intangible assets	(2)	$617	$767
Goodwill	(3)	131,959	146,862
Office equipment	(4)	609	635
Non-current available-for-sale financial instruments	(5)	11,458	6,802
Financial assets	(6)	2,365,368	2,143,141

Total non-current assets		2,510,011	2,298,207

Prepaid expenses and other current assets		7,443	10,005
Receivables from Group Companies		447,526	364,166
Current available-for-sale financial instruments	(5)	82,463	45,287
Cash and cash equivalents		166,026	72,133

Total current assets		703,458	491,591

Total assets		3,213,469	2,789,798

Shareholder’s equity and liabilities
Common shares	(7)	3,041	3,260
Share premium		1,884,547	1,842,648
Retained earnings	(9)	706,403	679,307
Net income for the period		126,191	43,141
Legal reserves		51,061	34,254
Cumulative foreign currency translation adjustments		48,843	20,709
Treasury shares		(35,653)	—

Total shareholder’s equity		2,784,433	2,623,319

Payables to Group Companies		9,588	3,168
Accrued liabilities		418,614	162,760
Trade accounts payable		834	551

Total liabilities		429,036	166,479

Total shareholders’ equity and liabilities		$3,213,469	$2,789,798

INCOME STATEMENTS
Net income from investments (after tax)		$151,093	$30,728
Other income (after tax)		(24,902)	12,413

Net income for the period		$126,191	$43,141

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F - 54

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

(in thousands)

Statements of Changes in Equity

for the year ended December 31, 2011

		Common shares		Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Treasury shares		Total shareholders’ equity
		Shares	Amount						Shares	Amount
At January 1, 2011		233,115	$3,093	$1,811,633	$494,876	$141,997	$75,806	$70,692	—	$—	$2,598,097
Appropriation of prior year net income		—	—	—	141,997	(141,997)	—	—	—	—	—
Net income for the period		—	—	—	—	43,141	—	—	—	—	43,141
Income and expense directly recognized in equity		—	—	—	—	—	882	(49,831)	—	—	(48,949)
Allocation to legal reserves		—	—	—	42,434	—	(42,434)	—	—	—	—
Effect from foreign currency translation		—	152	—	—	—	—	(152)	—	—	—
Stock options		1,106	15	31,015	—	—	—	—	—	—	31,030

At December 31, 2011		234,221	$3,260	$1,842,648	$679,307	$43,141	$34,254	$20,709	—	$—	$2,623,319

for the year ended December 31, 2012

		Common shares		Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Treasury shares		Total shareholders’ equity
	Note	Shares	Amount						Shares	Amount
At January 1, 2012		234,221	$3,260	$1,842,648	$679,307	$43,141	$34,254	$20,709	—	$—	$2,623,319
Appropriation of prior year net income		—	—	—	43,141	(43,141)	—	—	—	—	—
Net income for the period		—	—	—	—	126,191	—	—	—	—	126,191
Income and expense directly recognized in equity		—	—	—	—	—	762	27,885	—	—	28,647
Allocation to legal reserves	(9)	—	—	—	(16,045)	—	16,045	—	—	—	—
Effect from foreign currency translation		—	(249)	—	—	—	—	249	—	—	—
Purchase of treasury shares		—							(1,943)	(35,653)	(35,653)
Stock options		2,266	30	41,899	—	—	—	—		—	41,929

At December 31, 2012		236,487	$3,041	$1,884,547	$706,403	$126,191	$51,061	$48,843	(1,943)	$(35,653)	$2,784,433

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F - 55

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

1.	Accounting Policies

The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the QIAGEN N.V. Consolidated Financial Statements, considering the provisions of part 9 of Book 2 of the Dutch Civil Code.

Subsidiaries are accounted for using the net equity value in these Company Financial Statements.

As the financial data of QIAGEN N.V. is included in the Consolidated Financial Statements, the income statement of QIAGEN N.V. is condensed and includes only the net income from investments after tax and other income after tax in conformity with section 402 of Book 2 of the Dutch Civil Code.

2.	Other Intangible Assets

Intangible assets represent developed technology, patent rights and licenses. There were no additions to intangible assets during the reporting periods 2012 and 2011. The historic cost of patent rights and licenses as of December 31, 2012 and 2011 was $5.9 million. The accumulated amortization as of December 31, 2012 and 2011 amounted to $5.3 million and $5.1 million, respectively. Amortization charge considered during the reporting 2012 was $0.1 million (2011: $0.5 million).

3.	Goodwill

Goodwill development during the reporting period 2012 and 2011 was as follows:

(in thousands)	2012	2011
Goodwill as at January, 1st	$146,862	$99,971
Goodwill acquired during the year	—	50,615
Purchase price adjustments	(18,805)	—
Currency adjustments	3,902	(3,724)

Goodwill as at December, 31st	$131,959	$146,862

Purchase price adjustments to goodwill during 2012 of $18.8 million were related to the 2011 acquisition of Ipsogen S.A. of $13.3 million and the 2009 acquisition of DxS Ltd., of $5.5 million.

4.	Office equipment and computer software

The changes in office equipment and computer software are as follows for the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Beginning Balance	$635	$120
Additions	150	626
Depreciation	(176)	(111)

Net book value	$609	$635

The historic cost as of December 31, 2012 and 2011 for office equipment and computer software was $1.0 million and $0.8 million, respectively. Accumulated depreciation as of December 31, 2012 and 2011 was $1.8 million and $1.7 million, respectively.

5.	Available-for-sale Financial Instruments

At December 31, 2012, the Company had short-term investments in unquoted debt securities which had a fair market value and cost of approximately $82.5 million (2011: $45.3 million) in current available-for-sale financial instruments. At December 31, 2012, the Company holds investments of $11.5 million for two non-controlling interests in privately-held companies which are classified as non-current available-for-sale equity securities (2011: $6.8 million). The investments are accounted for under the cost-method.

Company Financial Statements F - 56

(in thousands)	2012	2011
Unquoted equity securities	$11,458	$6,802
Unquoted debt securities	82,463	45,287

Available-for-sale financial Instruments	$93,921	$52,089

thereof current Afs financial instruments	$82,463	$45,287
thereof non-current Afs financial instruments	$11,458	$6,802

6.	Financial Fixed Assets

The financial fixed assets are presented in the statements of financial position based on either their net asset value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost.

(in thousands)	Total	Investments in subsidiaries	Participation interest	Loans receivable
January 1, 2011	$1,807,534	$1,592,511	$4,332	$210,691
Increases	738,451	736,240	—	2,211
Dividends received	(416,826)	(416,826)	—	—
Share of net profit	62,833	63,021	(188)	—
Translation adjustments	(48,851)	(48,851)	—	—

December 31, 2011	$2,143,141	$1,926,095	$4,144	$212,902

(in thousands)	Total	Investments in subsidiaries	Participation interest	Loans receivable
January 1, 2012	$2,143,141	$1,926,095	$4,144	$212,902
Increases	131,144	—	—	131,144
Decreases	(363,067)	(363,067)	—	—
Dividends received	(69,784)	(69,784)	—	—
Share of net profit	495,846	496,069	(223)	—
Translation adjustments	28,088	28,088	—	—

December 31, 2012	$2,365,368	$2,017,401	$3,921	$344,046

Company Financial Statements F - 57

7.	Common Shares

The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as per end of December 31, 2012:

Authorized, (in thousands)	2012	2011
Common shares	410,000	410,000
Preference shares	450,000	450,000
Financing preference shares	40,000	40,000

At December 31st	900,000	900,000

Issued and outstanding, (in thousands)	2012	2011
Common shares issued	236,487	234,221
Treasury shares	(1,943)	—

Outstanding at December 31st	234,544	234,221

Par value in EUR per share	2012	2011
Common shares	0.01	0.01
Preference shares	0.01	0.01
Financing preference shares	0.01	0.01

Par value in EUR (in thousands)	2012	2011
Common shares issued	2,364.87	2,342.21
At December 31st	2,364.87	2,342.21

Company Financial Statements F - 58

8.	Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2012, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company	Country	Ownership
AmniSure International LLC	USA	100%
Cellestis Limited	Australia	100%
Cellestis Inc.	USA	100%
Corbett Research Pty. Ltd.	Australia	100%
Corbett Robotics Pty. Ltd.	Australia	100%
Intelligent BioSystem, Inc.	USA	100%
Ipsogen SA	France	89.4%
QIAGEN Australia Holding	Australia	100%
QIAGEN AB	Sweden	100%
QIAGEN Inc. (Canada)	Canada	100%
QIAGEN Deutschland Holding GmbH	Germany	100%
QIAGEN Gaithersburg, Inc.	USA	100%
QIAGEN GmbH	Germany	100%
QIAGEN Hamburg GmbH	Germany	100%
QIAGEN, U.S. Finance Holdings	Luxemburg	100%
QIAGEN, Finance (MALTA) Ltd	Malta	100%
QIAGEN, Inc. (USA)	USA	100%
QIAGEN Instruments AG	Switzerland	100%
QIAGEN K.K.	Japan	100%
QIAGEN Lake Constance GmbH	Germany	100%
QIAGEN Ltd.	UK	100%
QIAGEN Manchester Ltd.	UK	100%
QIAGEN Mexico	Mexico	100%
QIAGEN North American Holding Inc.	USA	100%
QIAGEN Pty. Ltd.	Australia	100%
QIAGEN SAS	France	100%
QIAGEN Sciences LLC	USA	100%
QIAGEN Shenzhen Co. Ltd.	China	100%
QIAGEN SpA	Italy	100%
Quanta Biosciences, Inc.	USA	100%
SA Biosciences	USA	100%

9.	Legal Reserve

Legal reserves as of December 31, 2012 and December 31, 2011 were $51.1 million and $34.3 million, respectively. The legal reserves were set up in connection with capitalized development expenses of $16.0 million in 2012 and $42.4 million in 2011 and effects recognized directly in equity relating to hedge accounting of $0.8 million for 2012 and 2011.

10.	Employee Information

The average number of employees during the year 2012 was 19 (2011: 14).

11.	Remuneration of Directors and Officers

Information on remuneration of the members of the Managing and Supervisory Board is provided under Note 24 to the Consolidated Financial Statements of the Group.

Company Financial Statements F - 59

12.	Audit Fees

At our 2012 Annual General Meeting of Shareholders held on June 27, 2012, our shareholders appointed Ernst & Young Accountants LLP to serve as our auditors for the fiscal year ended December 31, 2012. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young Network:

	2012		2011
(in thousands)	E&Y Network	E&Y LLP Netherlands	E&Y Network	E&Y LLP Netherlands
Fees for the audit and review	$1,133	$78	$828	$78
Other assurance services	739	—	96	276
Fees for tax services	560	—	158	—
All other fees	1,398	—	233	—

Service fees to external auditors	$3,830	$78	$1,315	$354

Fees for audit and review of financial statements consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

13.	Guarantees

In connection with the issuance of convertible notes in the amount of $150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of $300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted a guarantee to the lenders in the €400 million syndicated revolving credit facility as security for any drawings under such facility of its subsidiaries. No amounts had been borrowed by any subsidiary of the Company under such facility as of December 31, 2012.

Signatures

Venlo, the Netherlands,

April 26, 2013

Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

Company Financial Statements F - 60

OTHER INFORMATION

Other Information F - 61

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Other Information F - 62

Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2012 other than those described in Note 29 to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented.

Venlo, April 26, 2013

QIAGEN N.V.

Peer M. Schatz	Roland Sackers

Other Information F - 63

Independent auditor’s report

To the Shareholders, Supervisory Board and Management Board of QIAGEN N.V.

Report on the financial statements

We have audited the accompanying financial statements 2012 of QIAGEN N.V., Venlo, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2012, the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows, and the consolidated statements of changes in equity for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company statements of financial position as at December 31, 2012, the company income statement and company statement of changes in equity for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the managing directors’ report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2012 its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2012 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the managing directors’ report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the managing directors’ report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Other Information F - 64

Eindhoven, April 26, 2013

Ernst & Young Accountants LLP

Signed by W.J. Spijker

Other Information F - 65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 30, 2013